As filed with the Securities and Exchange Commission on November 23, 2007

Registration No. 333-147351

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

WSP Holdings Limited
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	3533	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No.38 Zhujiang Road
Xinqu, Wuxi
Jiangsu Province
People’s Republic of China
(86 510) 8522-6351
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 664-1666
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang
Latham & Watkins LLP
41st Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
(852) 2912-2503

Show-Mao Chen
Davis Polk & Wardwell
18th Floor, The Hong Kong Club Building
3A Chater Road, Central
Hong Kong
(852) 2533-3300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered (2) (3)	Amount to be registered	Proposed maximum offering price	Proposed maximum aggregate offering price (1)	Amount of registration fee
Ordinary shares, par value $0.0001 per share	57,500,000	$6.25	$359,375,000	$11,033(4)
(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(2)	Includes (i) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purposes of sales outside of the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No.333- ). Each American depositary share represents ordinary shares.
(4)	Paid previously.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to completion, dated November     , 2007

Prospectus

25,000,000 American Depositary Shares

Representing 50,000,000 Ordinary Shares

WSP Holdings Limited

This is an initial public offering of American depositary shares, or ADSs, by WSP Holdings Limited. WSP Holdings is offering 25,000,000 ADSs. Each ADS represents two ordinary shares. The estimated initial public offering price is between $10.50 and $12.50 per ADS.

Prior to this offering, there has been no public market for the ADSs. Our ordinary shares have not been listed on any exchange. We have applied to list the ADSs on the New York Stock Exchange under the symbol ‘‘WH.’’

	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to WSP Holdings, before expenses	$	$

WSP Holdings has granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase from WSP Holdings up to 3,750,000 additional ADSs.

Investing in our ADSs and ordinary shares involves a high degree of risk. See ‘‘Risk factors’’ beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan

CIBC World Markets

Aseambankers Malaysia Berhad	First Shanghai Securities Limited

                , 2007

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to offer and sell these securities. The information in this prospectus is only accurate as of the date of this prospectus.

i

Conventions that apply to this prospectus

Unless the context otherwise requires, in this prospectus,

•	‘‘we,’’ ‘‘us,’’ ‘‘our company,’’ ‘‘our’’ or ‘‘WSP Holdings’’ refers to WSP Holdings Limited, which, unless otherwise required under the context, includes its predecessor entities and its consolidated subsidiaries;

•	‘‘ADSs’’ refers to our American depositary shares, each of which represents ordinary shares;

•	‘‘China’’ or ‘‘PRC’’ refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•	‘‘Oil Country Tubular Goods,’’ or ‘‘OCTG,’’ refers to pipes and other tubular products used in the exploration, drilling and extraction of oil, gas and other hydrocarbon products. OCTG mainly consist of casing, tubing and drill pipes. Unless otherwise indicated, discussions relating to OCTG in this prospectus are limited to these three types of OCTG;

•	‘‘Production capacity’’ refers to the maximum production capacity that can be achieved at the optimal level of operations of a production line, calculated using an estimated product mix for such production line, which may differ from its actual product mix;

•	‘‘RMB’’ or ‘‘Renminbi’’ refers to the legal currency of China, ‘‘HK$’’ refers to the legal currency of Hong Kong, and ‘‘$,’’ ‘‘US$’’ or ‘‘U.S. dollars’’ refers to the legal currency of the United States; and

•	‘‘shares’’ or ‘‘ordinary shares’’ refers to our ordinary shares, par value $0.0001 per share.

Some names of companies given in this prospectus are translated or transliterated from Chinese if the original legal name is only in Chinese.

Unless the context otherwise requires, all translations from Renminbi amounts into U.S. dollars were made at the noon buying rate in New York, New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on June 29, 2007, which was RMB 7.6120 to $1.00. We make no representation that the Renminbi amounts in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. On November 21, 2007, the noon buying rate was RMB 7.4160 to $1.00.

ii

Prospectus summary

You should read the following summary together with the entire prospectus, including the more detailed information regarding us, the ADSs being sold in this offering, and our financial statements and related notes appearing elsewhere in this prospectus.

Overview

We are a leading Chinese manufacturer of seamless casing, tubing and drill pipes used for oil and natural gas exploration, drilling and extraction, which we refer to as Oil Country Tubular Goods, or OCTG. We sell our products in both the domestic and international markets. In China, we target sales of our products primarily at leading Chinese oil companies. In 2006, we were the third largest OCTG supplier to China National Petroleum Corporation, or CNPC, which, according to China Economics Yearbook 2006, accounted for approximately 59% of the oil output and 73% of the gas output in China in 2005. In addition, we are a major PRC exporter of seamless OCTG, accounting for over 15% of OCTG exports from China in 2006, according to a report by Preston Publishing Company, or Preston, an independent market research and consulting firm. We commissioned this report to provide us with industry data of the seamless OCTG market. In the international markets, we have established an extensive overseas customer base, covering oilfields in North America, the Middle East, Asia, Africa and Russia.

We offer a comprehensive range of seamless OCTG products to our customers. Our product portfolio can generally be divided into two categories:

•	API products, which are products manufactured according to the standards formulated by the American Petroleum Institute, or API; and

•	non-API products, which are products tailor-made to meet our customers’ specifications, and are generally manufactured to a higher standard than API products.

To offer our customers a one-stop-shop solution for their OCTG requirements for oil and gas drilling and extraction, we focus our research and development efforts on producing higher margin, higher value-added non-API products. We have developed six series of non-API products that are suitable for diverse, challenging drilling conditions, including deep or super-deep wells, high temperature, highly pressurized and highly corrosive conditions. For example, our non-API products have been used in wells with a depth of over 7,000 meters in Puguang gas fields in Sichuan Province, China. Sales of non-API products as a percentage of our net revenues increased from 5.1% in 2004 to 6.4% in 2005, 11.3% in 2006 and 28.8% in the six months ended June 30, 2007. For the same periods, sales of API products accounted for 82.4%, 80.8%, 81.6% and 64.2%, respectively, of our net revenues.

As of June 30, 2007, our key operating assets included eight threading lines and one drill pipe production line with an aggregate annual production capacity of approximately 572,000 tonnes of seamless OCTG. Our annual production capacity increased from 220,000 tonnes as of December 31, 2004 to 310,000 tonnes as of December 31, 2005 to 452,000 tonnes as of December 31, 2006. In addition, since 2006 we have acquired or constructed three production lines with an aggregate annual production capacity of 650,000 tonnes for the manufacturing of green pipes, which are semi-finished pipes that can be further processed into end-products. We plan to expand our manufacturing facilities by constructing a new drill pipe production line and a new threading line in Wuxi, China and a new threading line in Vancouver, Canada. We also plan to establish a production facility in Houston, Texas, a joint venture with production lines in Saudi Arabia and additional production facilities in China.

We believe that we have a strong reputation in the OCTG industry in China and have been building a growing reputation internationally. We distinguish ourselves by the quality of our products, our customer-oriented research and development and technical capabilities, our competent and technical sales team, our experienced management team, our ability to timely meet customers’ production requirements, and the quality of our after-sales support. We provide our customers located in China with on-site support that includes engineering assistance to address technical difficulties that may arise during the installation or operation of our new products.

We have grown significantly since our inception in 1999. In 2004, 2005 and 2006, our net revenues were $128.5 million, $241.0 million and $366.5 million, respectively, representing a compound annual growth rate, or CAGR, of 68.9%. In the same periods, our net income was $6.5 million, $24.3 million and $58.9 million, respectively, representing a CAGR of 201.6%. For the six months ended June 30, 2007, our net revenues were $228.1 million and our net income was $36.8 million.

Our industry

We believe that we are well positioned to benefit from the growing demand for seamless OCTG, especially non-API products. This demand is being driven by the rapid growth of capital expenditures on oil and gas exploration, drilling and extraction. The combined capital expenditures on oil and gas exploration, drilling and production of China’s three largest domestic oil and gas exploration and production companies have grown at a CAGR of 21.6% between 2002 and 2006. Global rig count is also expected to increase at a CAGR of 5.3% between 2006 and 2010. This growth in capital expenditures is fundamentally driven by the increasing demand and expanding oil and gas markets. Between 1997 and 2006, China’s crude oil consumption grew at a CAGR of 6.6%, and gas consumption grew at a CAGR of 13.0%. China’s strong demand for oil and gas is expected to drive global oil and gas demand and, therefore, demand for seamless OCTG.

According to Preston, global seamless OCTG consumption is expected to grow from 8.9 million tonnes in 2006 to 11.8 million tonnes in 2010, representing a CAGR of approximately 7.3%. However, the global seamless OCTG price is expected to decrease from $1,876 per tonne in 2006 to $1,712 per tonne in 2010. The consumption of non-API products, which are more technology-intensive and of higher quality than API products, is expected to increase at an even higher CAGR during the same period. According to Preston, China will remain a net exporter of seamless OCTG products from 2006 to 2010. However, China will remain a net importer of non-API OCTG during the same period, presenting us with opportunities for import substitution.

Our strengths

We believe that the following strengths enable us to capture opportunities in the rapidly growing seamless OCTG industry and to compete effectively in the Chinese and international markets:

•	dedication to OCTG manufacturing and comprehensive seamless OCTG product offerings;

•	strong customer-oriented research and development capabilities;

•	long-standing and strong customer relationships in China;

•	flexible and scalable production capacity responsive to market demands;

•	established long-term access to raw material supplies; and

•	experienced management team with extensive industry knowledge and strong track record.

Our strategy

Our goal is to become a global leader in the OCTG industry by delivering quality products and services. To achieve this goal, we plan to implement the following strategies:

•	broaden our geographical revenue base and build and enhance brand recognition, both domestically and internationally;

•	enhance our research and development capabilities in order to better capture the market potential of OCTG products;

•	expand our production capacity of seamless OCTG products to meet increasing demand in both domestic and overseas OCTG markets; and

•	continue to recruit and retain employees experienced in management, technology, sales and marketing.

Our challenges

We believe the following are some of the major risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects:

•	declines in domestic and international oil and natural gas prices, or declines in domestic and international exploration, drilling and production activities;

•	increases in steel prices;

•	failure to maintain relationships with our large customers;

•	intense competition in the industry;

•	inability to implement our future expansion plans, in particular our plans for international expansion and overseas sales, or to manage our growth;

•	inability to retain services of members of our senior management team and other key personnel;

•	inability to obtain raw materials that meet our product quality standards on a timely basis; and

•	inability to continue developing our production technology or adopt new production technology.

In addition to the above risks and uncertainties, you should also consider the risks discussed in ‘‘Risk factors’’ and elsewhere in this prospectus.

Corporate structure and history

We are a holding company incorporated in the Cayman Islands and conduct substantially all of our operations through our subsidiaries in China. Wuxi Seamless Oil Pipes Company Limited, or WSP China, was initially set up as a Sino-foreign joint venture under PRC laws on November 17, 1999. WSP China underwent a series of corporate restructurings and, in August 2006, became a wholly-owned subsidiary of First Space Holdings Limited, or FSHL, a company incorporated in the British Virgin Islands on June 12, 2006. In preparation for our initial public offering, WSP Holdings was incorporated in the Cayman Islands on November 16, 2006. WSP Holdings was owned 69.4% and 30.6% by Expert Master Holdings Limited, or EMH, and UMW China Ventures (L) Ltd., or UMW Ventures, respectively, at the time of its incorporation. EMH is wholly owned by Mr. Longhua Piao, or Mr. Piao, and UMW Ventures is a wholly-owned subsidiary of UMW Holdings Berhad, or UMW. On December 1, 2006, WSP Holdings acquired the entire share capital of FSHL from its shareholders through a share exchange and became the ultimate holding company of our businesses.

Our principal operating subsidiaries in China consist of WSP China, which designs, manufactures, processes and sells seamless OCTG, and Jiangsu Fanli Pipe Co., Ltd., or Jiangsu Fanli, which manufactures and sells green pipes. WSP China is a wholly-owned subsidiary of FSHL, and Jiangsu Fanli is a 70%-owned subsidiary of WSP China.

As an initial step of our overseas expansion, on January 16, 2007, we and three other investors established WSP Industries Canada Inc., or WSP Industries, a limited liability company incorporated in British Columbia. We hold a 70% equity interest in WSP Industries.

The following diagram illustrates our current corporate structure.

(1)	UMW is a public company listed on the Malaysian Stock Exchange.
(2)	The remaining 30% of WSP Industries is owned 10% each by Mr. Ling Li, Mr. Michael Liu and Mr. Larry Wang.
(3)	The remaining 30% of Jiangsu Fanli is owned by Mr. Cheng Huang (24%), Mr. Xiang Huang (4%) and Mr. Jianming Gu (2%).

Corporate information

Our principal executive offices are located at No.38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China. Our telephone number at this address is (86 510) 8522 6351 and our fax number is (86 510) 8522 6351. Our registered office is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KYI-1111, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website address is www.wsphl.com. The information contained on our website does not form part of this prospectus.

The offering

The offering	25,000,000 ADSs offered by WSP Holdings.

The ADSs	Each ADS represents two ordinary shares, par value $0.0001 per share. The ADSs are evidenced by American depositary receipts issued by the depositary.

ADSs outstanding immediately after the offering	25,000,000 ADSs

Ordinary shares outstanding immediately after the offering	200,000,000 ordinary shares

Use of proceeds	We intend to use the proceeds of this offering as follows:

•	approximately $55 million for overseas expansion in Canada, the United States and the Middle East;

•	approximately $50 million for capital expenditures and expansion and improvements of our production facilities in China;

•	approximately $18.5 million for the full repayment of our loans from UMW ACE(L) Ltd., or UMW ACE, and approximately $34.8 million for the repayment of a portion of our bank borrowings from Agricultural Bank of China;

•	an undetermined amount for strategic investment in and acquisitions of complementary businesses. At this time, we have not entered into advanced discussions or negotiations with respect to any potential acquisitions; and

•	the balance of the proceeds for other working capital purposes.

The foregoing represents our intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions.

Depositary	JPMorgan Chase Bank, N.A.

Risk factors	See ‘‘Risk factors’’ and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Listing	We have applied to have our ADSs listed on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed New York Stock Exchange symbol	WH

The number of ADSs and ordinary shares outstanding immediately after this offering excludes      ordinary shares reserved for future issuance under our 2007 share incentive plan. Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to 3,750,000 ADSs in this offering to cover over-allotments.

Summary consolidated financial and operating data

The following summary consolidated financial and operating data should be read in conjunction with our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this prospectus and ‘‘Management’s discussion and analysis of financial condition and results of operations.’’ The summary consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated statement of operations data for the six months ended June 30, 2006 and 2007 and the summary consolidated balance sheet data as of June 30, 2007 are derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. Our audited and unaudited condensed consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results do not necessarily indicate the results that may be expected for any future periods.

	For the year ended December 31,			For the six months ended June 30,
(in thousands, except for share and per share data)	2004	2005	2006	2006	2007
Consolidated income statement data
Net revenues	$128,497	$241,012	$366,501	$168,257	$228,108
Cost of revenues	(116,943)	(198,550)	(281,106)	(129,446)	(168,803)
Gross profit	11,554	42,462	85,395	38,811	59,305
Selling and marketing expenses	(1,032)	(2,056)	(4,102)	(1,700)	(3,083)
General and administrative expenses	(2,243)	(6,356)	(9,799)	(4,138)	(5,932)
Other operating income (expenses)	706	(499)	(549)	(246)	1,122
Income from operations	8,985	33,551	70,945	32,727	51,412
Interest income (expense), net	(1,241)	(1,901)	(1,735)	26	(4,490)
Other income (expense)	(3)	(86)	4	—	—
Exchange differences	(32)	741	357	270	(530)
Income from continuing operations(1)	7,709	32,305	69,571	33,023	46,392
Provision for income taxes	(630)	(4,198)	(10,582)	(5,027)	(8,937)
Earnings in equity investments	260	266	67	(101)	—
Minority interest	—	47	(371)	8	(618)
Net income from continuing operations	7,339	28,420	58,685	27,903	36,837
Net income (expense) from discontinued operations	(862)	(4,104)	233	106	—
Net income	6,477	24,316	58,918	28,009	36,837
Earnings per share
Earnings per ordinary share:
Basic	0.07	0.27	0.40	0.20	0.25
Diluted	0.07	0.27	0.40	0.20	0.25
Weighted average ordinary shares outstanding:
Basic	86,447,932	91,315,420	145,954,406	141,898,503	150,000,000
Diluted	86,447,932	91,315,420	145,954,406	141,898,503	150,000,000
(1)	Income from continuing operations is before provision for income taxes, earnings in equity investments and minority interest.

	For the year ended December 31,			For the six months ended June 30,
	2004	2005	2006	2006	2007
Selected operating data
API net revenues (in thousands)	$105,918	$194,858	$299,158	$141,611	$146,460
Sales volume (tonne)	143,139	203,359	288,116	143,531	135,853
Average selling price	$740	$958	$1,038	$987	$1,078
Non-API net revenues (in thousands)	$6,606	$15,465	$41,311	$14,521	$65,792
Sales volume (tonne)	7,820	11,069	22,910	6,923	42,624
Average selling price	$845	$1,397	$1,803	$2,098	$1,544

The following table presents a summary of the balance sheet data as of June 30, 2007:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (i) the issuance and sale of 50,000,000 ordinary shares in the form of ADSs by us in this offering, at an initial public offering price of $11.50 per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus; and (ii) $18.5 million for the full repayment of our loans to UMW ACE and $34.8 million for the repayment of a portion of our bank borrowings from Agricultural Bank of China.

As of June 30, 2007 (in thousands)	Actual	As adjusted
Consolidated balance sheet data
Cash and cash equivalents	$32,069	$240,937
Restricted cash	91,499	91,499
Accounts and bills receivable, net	110,203	110,203
Advances to suppliers	17,911	17,911
Inventory	128,303	128,303
Total current assets	392,117	600,985
Property and equipment, net	170,867	170,867
Total assets	577,537	786,405
Accounts payable	195,970	195,970
Borrowings – due within one year	135,492	135,492
Total current liabilities	364,875	364,875
Borrowings – due after one year	71,024	17,724
Total liabilities	438,253	384,953
Minority interest	3,431	3,431
Total shareholders’ equity	135,853	398,021
Total liabilities, minority interest, and shareholders’ equity	$577,537	$786,405

Risk factors

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations or liquidity. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks related to our business

Declines in domestic and international oil and natural gas prices, or domestic and international exploration, drilling and production activities, would adversely affect our profitability.

Demand for our OCTG products depends significantly on the number of domestic and worldwide oil and gas wells being drilled, completed and re-worked, as well as the depth and drilling conditions of these wells. The level of such drilling activities in turn depends on the level of capital spending by major oil and gas companies. A decline in domestic and worldwide oil and gas exploration, drilling and production activities would adversely affect our results of operations. Decreased demand for our products would be expected to result not only from periods of decreased capital spending and activities in exploration, drilling and production, but also from the resulting build up of customer inventory, as certain OCTG products associated with idle rigs such as tubing can be re-used on active rigs instead of new purchases.

Capital spending on OCTG used for oil and natural gas exploration, drilling and production activities is driven in part by the prevailing prices for oil and natural gas and the perceived stability and sustainability of those prices. Our revenues and net income have increased significantly in the past three years, due in part to increases in oil and natural gas prices, which have also reached historically high levels during this period. However, oil and natural gas prices have also been subject to significant volatility in recent years due to numerous factors beyond our control, including, but not limited to, changes in the supply and demand for oil and natural gas, market uncertainty, world events, regulatory control (including by the PRC government), political developments in petroleum producing regions and the price and availability of alternative energy sources. For more details on world oil and gas prices, see ‘‘Industry — Oil & gas market overview — Oil and gas prices.’’

We can provide no assurance that oil and natural gas prices will not decline from the historical highs reached in recent periods or that such prices will otherwise remain at sufficiently high levels to support demand for our products. Any declines in the price of oil and natural gas, even for a short period of time, may reduce or curtail expenditures by oil and gas companies in connection with exploration, drilling and production activities, which may result in lower sales volumes and prices for our products in the PRC and overseas and materially and adversely affect our results of operations and financial condition.

Our results of operations may be adversely affected by increases in steel prices.

Steel is the principal raw material for our products. Raw materials accounted for 91.2%, 91.5%, 86.1% and 81.3% of our cost of revenues in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively. We currently purchase all of our steel in the PRC in the form of round steel billets and green pipes. Any price increase in steel could reduce our profit margin if we are unable to pass such increased costs on to our customers. Since the end of 2003, the price of steel has increased substantially due in part to increasing demand in the PRC resulting from rapid economic development, which significantly affected our gross margin in the first half of 2004 as we were unable to increase our domestic sales prices until April 2004 to pass on the increases in costs to our customers. The price of steel has had, and will continue to have, a significant impact on our cost of revenues. If we are unable to manage our purchases of steel at prices acceptable to us or if the prices of steel increase significantly and we are not able to pass on all or part of any such price increases to our customers, our profit margins may decrease and our results of operations would be materially and adversely affected.

Our quarterly operating results may fluctuate and if we do not meet financial expectations of securities analysts or investors, the price of our ADSs will likely decline.

Our quarterly operating results may fluctuate as a result of a number of factors, many of which are beyond our control. Our net revenues have generally decreased in the first quarter and the third quarter of the year. Our customers tend to build up their inventories of our products during the fourth quarter in anticipation of the Chinese New Year holiday which generally takes place in late January or early February of the following year. In addition, business activities in China generally slow down in the first quarter of each year during the Chinese New Year period, which adversely affects our sales and results of operations during that period. Hot summer months may also impact the productivity of the employees working in our production facilities. The above-described seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. If we do not meet financial expectations of securities analysts or investors, the price of our ADSs may decline.

We depend on a limited number of customers, and any loss of these customers could materially and adversely affect our revenue and profitability.

Our customers include oil and gas companies in the PRC and abroad. Aggregate sales attributable to our five largest customers represented approximately 80.3%, 71.4%, 60.5% and 60.1% of our net revenues for the years ended December 31, 2004, 2005, 2006 and the six months ended June 30, 2007, respectively. We cannot assure you that we will be able to maintain or improve our relationships with these customers, or that we will be able to continue to supply products to these customers at current levels or at all. In addition, our business is affected by competition in the oil and gas industry, and any decline in our major customers’ businesses in these markets could lead to a decline in purchase orders from these customers. If any of our key customers were to substantially reduce the size or amount of the orders they place with us or were to terminate their business relationship with us entirely, we cannot assure you that we would be able to obtain orders from other customers to replace any such lost sales on comparable terms or at all. If any of these relationships were to be so altered and we were unable to obtain replacement orders, our business, results of operations and financial condition would be materially and adversely affected.

Our sales contracts typically have a term of less than six months and, as a result, customers may reduce their orders or terminate their relationships with us almost immediately.

Sales of our products are typically conducted either through purchase orders or sales contracts with a term less than six months. As a result, our customers may choose to terminate their relationship with us after completion of the shipment or expiration of the contract, as the case may be. Our customers are also not obligated in any way to continue placing orders with us at historical levels or at all. If any of our customers, particularly our key customers, were to materially reduce their orders with us or were to terminate entirely their business relationship with us with short notice, we might not have sufficient time to locate alternative customers and our business and results of operations could be materially and adversely affected.

We cannot assure you that our products will pass the periodic inspection by API or the qualification process of potential customers, and our failure to pass such inspection or qualification will adversely affect our business prospects and results of operations.

We have obtained certificates from API to use the official API monogram on our products to demonstrate that our products meet the API standards. These certificates are subject to periodic inspections by API. Furthermore, our growth strategies include increasing our sales in the PRC domestic market, as well as expanding into international markets such as North America, the Middle East, Asia, Africa and Russia. It is standard industry practice that an OCTG manufacturer must first pass a qualification process to become an approved supplier of an oil and gas company before providing OCTG products to that company. We cannot assure you that we will be able to obtain the necessary certifications from API or approvals for new products from our existing customers or approvals from any new customers. Even if we can ultimately secure such approvals or certifications, we cannot assure you that such certifications and approvals can be obtained in a timely manner or can be maintained. In addition, even if we become an approved supplier of a company, it does not necessarily mean that we will receive purchase orders from that company. If we fail to become an approved supplier of our potential customers, or if we are unable to obtain or maintain such approval in a timely manner, or if we do not receive purchase orders from the oil and gas companies from which we received such approval, we may not be able to execute our expansion plans and our business prospects and results of operations may be materially and adversely affected.

If we are unable to compete effectively in the OCTG industry, our revenue and profits may decrease.

We face intense competition in the domestic and international markets in which we operate. Domestically, we face competition from a number of manufacturers that produce OCTG that are similar to ours. Our major domestic competitors, such as Tianjin Pipe (Group) Corporation, Shanghai Baosteel Group Corporation, and Pangang Group Chengdu Iron & Steel Co., Ltd, are mostly state-owned enterprises, which may have greater resources and brand recognition than we do. We also face competition from international manufacturers, such as Tenaris in Argentina, Vallourec & Mannesmann Tubes in France, TMK in Russia, Sumitomo and JFE in Japan, and U.S. Steel in the United States, who may have substantially greater resources and brand recognition than we do, especially with respect to the high-end products. Our major competitors may have longer operating history, larger customer base, stronger customer relationships, greater brand or name recognition and greater financial, technical, marketing and public relations resources than we do. Some of our competitors may also be better positioned to develop superior product features and technological innovations and able to better adapt to market trends than we are.

Our ability to compete depends on, among other things, high product quality, short lead-time, timely delivery, competitive pricing, range of product offerings and superior customer service and support. Increased competition may require us to reduce our prices or increase our costs and may have a material adverse effect on our financial condition and results of operations. Any decrease in the quality of our products or level of our service to our customers or any occurrence of a price war among our competitors and us may adversely affect our business and results of operations. If we are unable to remain competitive, we may not be able to increase or even maintain our current share of the OCTG market in China or overseas or continue to achieve our current level of profitability.

We cannot assure you that we will be successful in implementing our future expansion plans, in particular our plans for international expansion and overseas sales, or in managing our growth.

A principal component of our future strategy is to continue to grow by expanding our production capacity and further developing our overseas sales. Our future growth will depend on a number of factors, including, but not limited to, our ability to manage expansion and overseas operations, obtain any required financing, achieve operational efficiencies, and secure sufficient access to raw materials. Some of these factors are beyond our control. As a result, we may not be able to successfully manage our growth or expand our operations, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we may need to increase the number of our employees and enhance our operational and financial systems to handle the increased complexity and the expanded geographical coverage of our operations associated with our growth. We cannot assure you that we will be able to attract and retain qualified management staff and employees or that our current operational and financial systems and controls will be adequate to accommodate future growth. This could have a material adverse effect on our business, financial condition and results of operations.

We face risks associated with the marketing, distribution and sale of our products internationally, and if we are unable to manage these risks effectively, they could impair our ability to expand our business overseas.

Our international expansion targets are mature markets in terms of OCTG production. In order for us to succeed, we need to take significant market share away from the existing suppliers of seamless OCTG in these markets. We cannot assure you that we will be able to do so in these competitive markets.

Moreover, our plans for international expansion may be hindered by the following:

•	cultural differences and other difficulties in staffing and managing overseas operations;

•	inherent difficulties and delays in contract enforcement and collection of receivables through the use of foreign legal systems;

•	volatility in currency exchange rates;

•	the risk that foreign countries may impose withholding taxes (or otherwise tax our foreign income or place restrictions on repatriation of profit);

•	the risk of barriers, such as anti-dumping and other tariffs or other restrictions being imposed on foreign trade;

•	changes in the political, regulatory, or economic conditions in a foreign country or region; and

•	the burden of complying with foreign laws and regulations.

If we are unable to manage these risks effectively, our ability to conduct or expand our business overseas would be impaired, which may in turn materially and adversely affect our business, financial condition, results of operations and prospects.

Our business depends on our ability to attract and retain members of our senior management team and other key personnel.

Our future success is dependent on the efforts, performance and abilities of our key management team, particularly Mr. Piao, our chairman and chief executive officer. Mr. Piao founded our company and has approximately 13 years of relevant industry experience, including the past seven years as our chief executive officer. We do not maintain key man insurance on any of our management personnel. As the OCTG industry in the PRC continues to become more competitive, we expect the competition for management and other skilled personnel to intensify. Failure to attract and retain qualified employees or the loss of any member of our senior management may result in a loss of organizational focus, poor operating execution or an inability to identify and execute potential strategic initiatives such as overseas expansion and non-API product offerings. This could, in turn, materially and adversely affect our business, financial condition and results of operations.

Our business relies on our ability to retain and attract experienced sales staff and our ability to maintain and expand our existing sales networks both domestically and overseas.

Our experienced sales staff constitutes an essential part of our business. In the domestic PRC market, our sales staff possesses strong technical backgrounds in the OCTG industry, which enable them to provide and deliver on-site technical support to our customers. We rely on our four sales offices located in the Daqing, Changqing, Xinjiang and Sichuan oilfields to directly sell our products to major oilfields in the PRC. In addition to providing on-site services to our customers throughout the sales process, including after-sales support, our sales staff also helps us maintain good relationships with our customers. Internationally, we sell our products through our distributors and sales agents and rely on maintaining good relationships with them to sell our products. The loss of services of any of our experienced sales staff without timely replacement, the inability to attract and retain sales personnel, or the loss of any of our major distributors or sales agents may have an adverse effect on our business. If we are unable to maintain our existing sales network, our operations may be materially and adversely affected.

We depend on a limited number of suppliers for a majority of our raw material requirements, and interruption of raw material delivery could prevent us from delivering our products in a timely manner to our customers in the required quantities, and in turn result in order cancellations, decreased revenue and loss of market share.

Our operations depend on our ability to obtain adequate and quality supplies of our primary raw materials, namely round steel billets and green pipes, in a timely manner. If our suppliers fail to meet our quality standards or our quantity demands, our production and sales volume and our results of operation will be adversely affected. We currently expect to rely on two major suppliers to supply round billets to us with which we have entered into long-term arrangements. See ‘‘Business — Suppliers of raw materials.’’ However, we cannot guarantee our long-term arrangements with these two suppliers will provide us with a reliable supply of raw materials we need. If there is any supply shortage, we may be unable to deliver our products in a timely manner to our customers in the required quantities, which in turn could result in order cancellations, decreased revenue and loss of market share.

We may be unable to prevent possible resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to distributors over which we have limited control.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations, or U.S. Economic Sanctions Laws, that impose restrictions upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of U.S. Economic Sanctions Laws, or Sanctions Targets. U.S. persons are also generally prohibited from facilitating such activities or transactions. We will not use any proceeds from the sale of our ADSs to fund any activities or business with any Sanctions Targets with respect to which U.S. persons or, as appropriate, foreign entities owned or controlled by U.S. persons, are prohibited by U.S. Economic Sanctions Laws from conducting such activities or transacting such business. We sell our products in international markets primarily through independent non-U.S. distributors which are responsible for interacting with the end customers of our products. While we believe that U.S. Economic Sanctions Laws under their current terms are not applicable to our activities, we have nonetheless decided to take measures to prevent any future sales of our products, either directly or indirectly, to Sanctions Targets. See ‘‘Management’s discussion and analysis of financial condition and results of operations — Internal control over distribution of our products.’’ However, we cannot assure you that our measures will be able to prevent all sales of our products, directly or indirectly, to Sanctions Targets in the future. We do not always know the end customers to whom our distributors resell our products, and our distributors may breach their covenant to us not to resell our products to Sanctions Targets. If such resales occur in the future, our reputation could be adversely affected, some of our U.S. investors may be required to sell their interests in our company under the laws of certain U.S. states or under internal investment policies or may decide for reputational reasons to sell such interests, and some U.S. institutional investors may forego the purchase of our ADSs, all of which could materially and adversely affect the value of our ADSs and your investment in us.

Protectionist measures such as initiation of anti-dumping and anti-subsidy proceedings and imposition of anti-dumping and/or countervailing duties by governments in our overseas markets could materially and adversely affect our export sales.

Anti-dumping and anti-subsidy proceedings have been initiated by some countries in relation to steel products, resulting in anti-dumping and/or countervailing duties being imposed by those countries on steel products. Those and other similar measures could trigger trade disputes in the international steel product markets that could adversely affect our exports.

The Canada Border Services Agency, or CBSA, initiated an investigation on August 13, 2007 on the alleged dumping and subsidizing of certain seamless carbon and alloy steel oil and gas well casings from China after receiving a complaint from TenarisAlgomaTubes Inc., a Canadian manufacturer of these goods. We were named as one of the 30 exporters of the goods from China subject to the investigation. The Canadian International Trade Tribunal, or CITT, has conducted a preliminary inquiry and determined, on October 12, 2007, that the evidence disclosed a reasonable indication that the alleged dumping and subsidizing of the goods has caused or is threatening to cause injury to the Canadian industry. On November 9, 2007, the CBSA made its preliminary determination that exports of carbon and alloy steel seamless oil and gas well casings were being dumped and were subsidized. These preliminary findings resulted in the imposition of a 44% preliminary duty on our products imported into Canada, which will adversely affect our sales in Canada. These preliminary findings also lead to final investigations being initiated by each body in which additional data will be gathered, information will be verified and the injury portion will be subject to a full adversarial hearing on the merits of the case. The final determinations are expected in March 2008. We and the other exporters are contesting these findings. In 2006 and for the six months ended June 30, 2007, products exported to Canada accounted for 4.1% and 0.6% of our net revenues, respectively. Should the CITT and CBSA make final determinations in favor of the complainant and impose definitive anti-dumping and countervailing duties on the subject goods, our sales in Canada of these goods may suffer and our export business to Canada may be materially and adversely affected.

In addition, there is no assurance that there will not be similar actions taken in the future in other countries against Chinese-made seamless OCTG products. For example, in March 2002, the

U.S. government imposed certain quotas and tariffs on imports of a range of steel products. Although the United States lifted those tariffs in December 2003, there can be no assurance that the United States or other countries will not impose other quotas or tariffs. Furthermore, some U.S. producers of welded steel pipes have recently filed petitions with the U.S. Department of Commerce and the U.S. International Trade Commission alleging that exports of welded steel pipe products by Chinese companies into the United States were subsidized by the Chinese government. We do not currently produce any welded steel pipe products. If there is any such action filed against us in the future, even without merit, it will divert significant company resources and management’s attention and could have an adverse impact on the prices and sales of our OCTG products in such countries, which could adversely affect our business prospects and results of operations. If any judgment is entered into against us in such an action, we may be subject to fines and penalties and restrictions on sales activities, and our overseas sales would be materially and adversely affected.

If we are unable to continue developing our production technology or adopt new production technology, our business and prospects may be harmed.

The OCTG industry is competitive and the production technology underlying the industry is evolving. As customers’ needs, related technologies and market trends are subject to change, we cannot assure you that we will be able to correctly predict the trends in a timely manner. If we fail to correctly predict changes in the production technology or develop or adopt competitive technology on a timely basis, whether developed in-house or through license, we may not be able to respond effectively to competitive industry conditions and changing customer demands.

Responding and adapting to technological developments and changes in the OCTG industry, and the integration of new technologies or industry standards, may require substantial investment of resources, time and capital. Even if we implement such measures, there can be no assurance that we will succeed in adequately responding and adapting to such technological and industry developments. In the event that we are unable to respond successfully to technological and industry developments, our business, results of operations and competitiveness may be materially and adversely affected.

Failure to protect our intellectual property rights may materially and adversely affect our competitive position and operations and we may be exposed to infringement or misappropriation claims by third parties.

Our success is in part attributable to the technologies, know-how and other intellectual properties that we have developed or acquired. As of June 30, 2007, we had seven patents registered under our name and one pending patent application in China. We also have one PRC patent and three PRC patent applications granted to or applied under the names of our employees who invented the technologies covered by the patent or applications using our resources. We and the employees are in the process of transferring these patent and patent applications to our name without consideration. In addition, we had two trademarks in Colombia, one trademark in Hong Kong, one trademark in Saudi Arabia, one trademark in Kazakhstan and 27 pending trademark applications in China, Malaysia, United States, Canada and several other countries, as well as one registered domain name. Although we rely upon a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements, and patent and trademark laws to protect our intellectual property rights, there can be no assurance that the steps we have taken to protect our intellectual property rights are adequate to prevent or deter infringement or other misappropriation of our intellectual property. We may not be able to detect unauthorized uses or take appropriate and timely steps to enforce our intellectual property rights. Any significant infringement of our proprietary technologies and processes or our intellectual property rights could weaken our competitive position and have an adverse effect on our operations. To protect our intellectual property rights, we may have to commence legal proceedings against any misappropriation or infringement. However, there can be no assurance that we will prevail in such proceedings. Furthermore, as we only hold PRC patents, if third parties manufacture and sell products using our technology outside of the PRC in competition against us, we would not have a legal cause of action against them.

Furthermore, we may be subject to litigation involving claims of patent infringement or the violation of other intellectual property rights of third parties. The defense of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies, which could materially and adversely affect our business, financial condition or results of operations. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, which could adversely affect our business.

Failure to maintain an effective quality control system at our manufacturing facilities could have a material adverse effect on our business and operations.

The performance, quality and safety of our products are critical to the success of our business. These factors depend significantly on the effectiveness of our quality control systems, which in turn depend on a number of factors, including the design of our quality control systems, our quality-training program, and our ability to ensure that our employees adhere to the quality control policies and guidelines. Any significant failure or deterioration of our quality control systems could have a material adverse effect on our business reputation, results of operations and financial condition.

Significant product liability claims made against us, regardless of their success, could harm our business reputation, results of operations and financial condition.

Our oil and gas casing, tubing and drill pipe products are sold primarily for use in oil and gas exploration, drilling and extraction activities. These activities are subject to inherent risks, including well failures, line pipe leaks and fires, that could result in death, personal injury, property damage, pollution or loss of production, all of which could result in liability claims made against us. We typically offer warranties on our products for a period of up to one year. During the warranty period, faulty products are repaired or replaced by us, or returned to us. Actual defects or allegations of defects in our products may give rise to claims against us for losses and expose us to claims for damages. Any such claims, regardless of their merits, could cause us to incur significant costs, divert our management’s attention, harm our business reputation or cause significant disruption to our operations. Furthermore, we can provide no assurance that we will be able to successfully defend against such claims, and we do not have any product liability insurance covering our products, except insurance covering those products sold in North America. If any such claims were successful, we could be subject to substantial liabilities, which could materially and adversely affect our results of operations and our financial condition.

We may not be able to obtain the necessary PRC government authorization, land use rights certificate or the building ownership certificate for one of our properties.

We have not obtained PRC government authorization, land use rights certificate or building ownership certificate with respect to one of our warehouse facilities with a gross floor area of approximately 1,000 square meters. There is no assurance that we will be able to obtain PRC government authorization, land use rights certificate or building ownership certificate for this property. If we fail to obtain such authorization or certificates in a timely manner, or at all, we may be required to relocate this warehouse facility, which could materially and adversely affect our financial condition and results of operations.

If disruptions in our transportation network occur or our shipping costs substantially increase, we may be unable to deliver our products in a timely manner and our cost of revenues could increase.

We are highly dependent upon the transportation systems we use to ship our products, including train, truck and ocean shipping. We usually deliver our finished products to customers in China by train or by truck in circumstances requiring urgent delivery. Our deliveries made overseas are primarily made by ship. We have engaged a number of overseas shipping agents to transport our finished products overseas. The transportation network is potentially exposed to disruption from a variety of causes, including labor disputes or port strikes, acts of war or terrorism and natural disasters. For example, our net revenues declined in the third quarter of 2006 partly due to reduced export sales volume as a result of our inability to secure shipping on time for our products due to increased demand for overseas shipping in China. If our delivery times increase unexpectedly for these or any other reasons, our ability to deliver products on time could be materially and adversely affected and result in delayed or lost revenue.

Our growth strategies require significant capital investments and may require us to seek external financing, which may not be available on terms favorable to us.

Our business operations and growth strategies require substantial capital investments, the availability of which depends on our ability to generate cash flow from operations, borrow funds on satisfactory terms and raise funds in the capital markets. We plan to expand our manufacturing facilities by constructing a new threading line in each of Wuxi, China and Vancouver, Canada. We expect the threading line in Vancouver to commence production in the first half of 2008 and the threading line in Wuxi to commence production in September 2008. We plan to establish a production facility in Houston, Texas, a joint venture with production lines in Saudi Arabia and additional production facilities in China. We estimate our capital expenditures will be approximately $37.0 million and $46.8 million in 2007 and 2008, respectively. Our ability to arrange for financing to support our capital expenditures and the cost of such financing are dependent on numerous factors, including general economic and capital markets conditions, interest rates and credit availability from banks or other lenders, many of which are beyond our control. In addition, increases in interest rates or failure to obtain external financing on terms favorable to us will affect our financing costs and our results of operations.

As of June 30, 2007, our total bank and other borrowings amounted to $206.5 million. In the event we are unable to obtain extensions of these borrowings when they become due, or if we are unable to obtain sufficient alternative funding at reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. Our business might not generate sufficient cash flow from operations to repay these borrowings, some of which are secured by significant amounts of our assets. In addition, repaying these borrowings with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth, and would have a material adverse effect on our business, financial condition and future prospects.

Our financial leverage may hamper our ability to expand and may materially affect our results of operations.

Our ability to make scheduled payments under our financing agreements and any future financing transactions and our ability to refinance our debts, if necessary, will depend, among other things, on our future operating performance. From time to time, we will be required to repay our short-term borrowings and, as a result, we may need to allocate a portion of our cash flow to service these obligations. This could impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions.

As of December 31, 2006, we had net current liabilities of $11.1 million because we primarily used cash generated from our operations rather than long-term borrowings to finance our capital expenditures. As of June 30, 2007, we had net current assets of $27.2 million. We cannot assure you that our business will generate sufficient cash flow from operations in the future to service our debts and make necessary capital expenditures, in which case we may seek additional financing, dispose of certain assets or seek to refinance some or all of our debts. We cannot assure you that any of these alternatives can be implemented on satisfactory terms, if at all, or without breach of the terms and conditions of existing or future financing transactions. In the event that we are unable to meet our liabilities when they are due or if our creditors take legal action against us for payment, we may have to liquidate our long-term assets to repay our creditors. We may have difficulty converting our long-term assets into current assets in such a situation and may suffer losses upon the sale of our long-term assets. This would materially and adversely affect our operations and prevent us from successfully implementing our business strategy.

We have entered into guarantees in favor of various third parties for their bank borrowings and are subject to contingent liabilities, which may be beyond our control.

Commercial banks in the PRC often require bank borrowings to be secured by guarantees as a precondition for obtaining bank borrowings on terms more favorable to the borrower. In addition, bank loans may be unavailable unless the potential borrower is able to secure a guarantor. As such, we have entered into guarantee agreements with PRC commercial banks in favor of various third parties, including certain of our suppliers. Pursuant to these guarantee agreements, we are subject to contingent liabilities in the amount of $7.7 million as of June 30, 2007. The third party bank borrowings guaranteed by us have matured by the end of October 2007. We are exposed to default by any of these third party borrowers and cannot assure you that these third party borrowers will meet their repayment obligations on time or in full. See ‘‘Business — Proceedings’’ for legal proceedings relating to guarantees we provided for certain loans of Huayuan Jiangsu, an independent third party, which later defaulted on its loans. Any inability on the part of these third party borrowers to repay on time the amounts due to the bank may cause our financial performance and cash flow to be adversely affected.

As a holding company, our ability to make distributions and other payments to our shareholders depend to a significant extent upon the distribution of earnings and other payments made by WSP China.

We declared a dividend of $15.0 million in January 2005, which was in turn contributed by our shareholders to increase the registered capital of WSP China. We declared dividends in the aggregate of $28.8 million in June and August 2006 and $32.5 million in October 2007. On

November 30, 2006, our board of directors announced that it intends to approve an annual dividend up to 50% of our annual profits. However, our ability to distribute future dividends will be subject to various factors including, but not limited to, available cash and distributable reserves, investment requirements, and cash flow and working capital requirements. These factors depend on other factors that are beyond our control, including a possible economic downturn and delays in the payments made by customers. If we encounter any of these problems or others, we may not be able to declare and pay dividends in the future as currently planned.

Our ability to make distributions or other payments to our shareholders depends on payments from WSP China, whose ability to make such payments is subject to PRC regulations. Under PRC laws and accounting rules, dividends may be paid only out of distributable profits. Distributable profits with respect to WSP China refers to its after-tax profits as determined under PRC GAAP, less any recovery of accumulated losses and allocations to statutory funds that it is required to make. Any distributable profits that are not distributed in a given year are retained and are available for distribution in subsequent years. WSP China is required under PRC laws and regulations to allocate a portion of its annual after-tax profits, if any, to certain statutory reserves and funds prior to declaring and remitting dividends. For example, it is required to allocate 10% of its after-tax profit to statutory reserves until such reserves reach 50% of WSP China’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. The calculation of distributable profits of WSP China under PRC GAAP differs in many respects from the equivalent calculation under U.S. GAAP. As a result, WSP China may not be able to pay dividends in any given year to us if it does not have distributable profits as determined under PRC GAAP, even if we have profits for the relevant year as determined under U.S. GAAP. Accordingly, if we do not receive dividend distributions from WSP China, our liquidity, financial condition and ability to make dividend distributions will be materially and adversely affected.

We may not be successful in our future acquisitions and investments.

If we are presented with appropriate opportunities, we may acquire additional businesses or assets as part of our growth strategy. In May 2007, we signed a Memorandum of Understanding with Al Tuwairqi Contracting Establishment, or ATCE, a company based in Saudi Arabia and a member of the Al Tuwairqi Group. Under this Memorandum of Understanding, we agreed to invest in a 50% interest in a new joint venture with ATCE for the construction and operation of a seamless pipes manufacturing plant in Saudi Arabia. The joint venture is planned to have an annual production capacity of 750,000 tonnes of seamless pipes, with phase one expected to begin commercial operations in the fourth quarter of 2008 with an annual production capacity of 200,000 tonnes of seamless OCTG. We also plan to construct a production facility in Canada through our subsidiary WSP Industries, in the first half of 2008, a production facility in Houston, Texas and additional production facilities in China. Future acquisitions, investments and joint ventures may expose us to potential risks, and the success of our acquisitions, investments and joint ventures depend on a number of factors, including:

•	our ability to identify suitable opportunities for acquisitions, investments or joint ventures;

•	whether we are able to reach an acquisition, investment or joint venture agreement on terms that are satisfactory to us;

•	the extent to which we are able to exercise control over the acquired company or business;

•	the economic, business or other strategic objectives and goals of the acquired company or business compared to those of our company;

•	the diversion of management attention and resources from our existing business;

•	our ability to finance the acquisition, investment or joint venture; and

•	our ability to integrate successfully the acquired company or business.

If we fail to make acquisitions or investments or form joint ventures that are strategically important to us, our growth and business prospects may be limited. If we encounter difficulties in integrating the business we acquired, our financial condition and results of operations may be materially and adversely affected.

There have been material weaknesses and deficiencies in our internal control over financial reporting and there remain areas of our internal and disclosure controls that require improvement. If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

We will be subject to reporting obligations under U.S. securities laws. The U.S. Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must audit and report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2008. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, we and our auditors, an independent registered public accounting firm, have identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board. The material weaknesses identified relate to (i) our inadequate accounting personnel with a good understanding of U.S. GAAP and SEC reporting requirements, and (ii) our lack of a comprehensive accounting policies and procedures manual. In addition, our auditors also identified a significant deficiency relating to the lack of certain accounting controls in Jiangsu Fanli. If we had performed a thorough assessment of our internal control over financial reporting or if our independent registered public accounting firm had performed an audit of our internal control over financial reporting, additional material weaknesses, significant deficiencies or control deficiencies might be identified.

We are in the process of implementing measures to remedy these material weaknesses and significant deficiency to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, our management may conclude that our internal control over financial reporting is not effective. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

Our business is substantially dependent on the continuing devotion of our chairman and chief executive officer, and our business may be materially and adversely affected if we lose his service.

Mr. Piao, our chairman and chief executive officer, is a director and controlling shareholder of several private companies, including Eastar Industries, Inc., Expert Master Holdings Limited, Huaian Longhua Real Estate Development Co., Ltd., Lianyungang Eastar Photonics Technologies Co., Ltd., Regalia Investments Holdings Ltd., WSP Canada Ltd., or WSPC, WSP Pipe LLC., Wuxi Huayi Investment Company Limited and Wuxi Longhua Steel Pipes Company Limited. We cannot assure you that Mr. Piao will be able to devote substantially all of his time to our business given his duties to other companies and the changing business environment that may demand more of his time outside of our company. For example, EMH recently completed a round of financing and loaned the money to Mr. Piao in relation to his purchase of a controlling equity interest in Cambodia Iron and Steel Mining Industry Group, an iron ore mining company, and Mr. Piao became a director of that company. In addition, although none of these companies currently engages in the production and sale of OCTG products, we cannot assure you that they will not enter into such business in the future. See ‘‘Management — Code of business conduct and ethics’’ for more details on our code of business conduct and ethics with respect to conflict of interests. If Mr. Piao is not able to devote a substantial amount of his time to our business, or if any dispute arises between Mr. Piao and us, we cannot assure you that we will be able to find a suitable replacement timely or at all, and our business may be adversely and materially affected.

Control or significant influence by our existing shareholders may limit your ability to affect the outcome of decisions requiring the approval of shareholders.

Expert Master Holdings Limited, or EMH, will own approximately 52.1% of our issued share capital immediately after this offering, assuming no exercise of the over-allotment option. Mr. Piao, our chairman and chief executive officer, is the sole shareholder of EMH, and has control over our business, including matters relating to our management and policies and certain matters requiring the approval of our shareholders, such as election of directors, approval of significant corporate transactions and the timing and distribution of dividends. Furthermore, our articles of association contain a quorum requirement of at least a majority of our total outstanding shares present in person or by proxy. EMH, with an aggregate shareholding sufficient to constitute a quorum, could approve by itself actions that require a majority vote at shareholder meetings, which may not be in the best interest of our other shareholders. Furthermore, UMW, which beneficially owns approximately 23.0% of our issued share capital immediately after this offering, assuming no exercise of the over-allotment option, will have significant influence over our business. For example, our vice chairman, Dato’ Dr. Abdul Halim bin Harun, was appointed by UMW. Furthermore, UMW is also one of our creditors. We have outstanding loans from UMW ACE, an affiliate of UMW, which we plan to repay using the net proceeds from this offering. To the extent the interests of EMH or UMW Ventures conflict with the interests of other shareholders, the interests of other shareholders may be disadvantaged and harmed. Moreover, we have in the past entered into related party transactions with the affiliates of EMH and UMW. After the initial public offering, we expect to continue to enter into related party transactions, subject, if applicable, to our audit committee’s review and approval.

We have limited insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited commercial insurance products. We have determined that balancing the risks of disruption or liability from our business, or the loss or damage to our property, including our facilities, equipment and office furniture, the cost of insuring for these risks on the one hand, and the difficulties associated with acquiring such insurance on commercially reasonable terms on the other hand, makes it impractical for us to have such insurance. As a result, we do not have any product liability, business disruption, or litigation insurance coverage for our operations in China, except for product liability insurance covering our products sold in North America. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results. The occurrence of certain incidents including fire, severe weather, earthquake, war, flooding, power outages and the consequences resulting from them may not be covered adequately, or may not be covered at all, by our insurance policies. If we were to incur substantial liabilities that were not covered by our insurance, or if our business operations were interrupted for more than a short period of time, we could incur costs and losses that could materially and adversely affect our results of operations.

Risks related to doing business in China

The PRC’s economic, political and social conditions, as well as governmental policies, could affect the financial markets in China, our liquidity and access to capital and our ability to operate our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. More generally, if the business environment in China deteriorates from the perspective of domestic or international investors, our business in China may also be adversely affected.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

We conduct our business primarily through our subsidiaries and affiliated entities in China. PRC laws and regulations govern our operations in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

Recent PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders who are PRC residents fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

Regulations were recently promulgated by the PRC National Development and Reform Commission and the PRC State Administration of Foreign Exchange, or SAFE, that require registrations with, and approvals from, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents, including PRC individuals and PRC corporate entities. These regulations apply to our shareholders who are PRC residents and may also apply to certain of our offshore acquisitions as well.

In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of that offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

We have already notified our shareholders and the shareholders of the offshore entities in our corporate group who are PRC residents, urging them to make the necessary applications and filings as required under these regulations and the implementing rules or approval practices that may be established under these regulations. However, due to the lack of implementing rules and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how these regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We intend to comply, and request that our shareholders who are subject to these regulations comply, with the relevant rules. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registration or approvals required by these regulations or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any failure to obtain this approval, if required, could have a material adverse effect on our business and operating results and may also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A

Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies directly or indirectly controlled by PRC companies or individuals, to obtain approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted by SPVs seeking CSRC approval of their overseas listings. While the application of the New M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, Jingtian & Gongcheng, that CSRC approval is not applicable to us in the context of this offering because we completed our restructuring before September 8, 2006, the effective date of the New M&A Rule. However, as it is uncertain how the New M&A Rule will be interpreted or implemented, we cannot assure you that the relevant PRC government agency, including the CSRC, or PRC courts would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agencies subsequently determine that we need to obtain CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive much of our revenues in Renminbi. Under our current structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.

Our financial statements are expressed in U.S. dollars. The functional currency of WSP Holdings is U.S. dollars and the functional currency of our PRC operating subsidiaries is Renminbi. The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See ‘‘Management’s discussion and analysis of financial condition and results of operations — Quantitative and qualitative disclosure about market risks — Foreign currency risks’’ for a description of the recent PRC foreign exchange policy changes. A substantial portion of our sales is denominated in U.S. dollars and Renminbi, while substantially all of our costs and expenses are denominated in Renminbi. As a result, appreciation of Renminbi since July 2005 has increased, and further appreciation of Renminbi could further increase, our costs. If we were to increase our prices to compensate for the increased costs, we may decrease the market competitiveness of our products. This could result in a decrease in our international sales and materially and adversely affect our business.

In addition, as we rely entirely on dividends paid to us by WSP China, our operating subsidiary in the PRC, any significant revaluation of the Renminbi may have a material adverse effect on our financial condition and results of operations. The value of, and any dividends payable on, our ADSs in foreign currency terms will also be affected. For example, when converting the U.S. dollars we receive from this offering into Renminbi for our operations, any appreciation of the Renminbi against the U.S. dollar will decrease the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, an appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

There are only limited hedging transactions available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies because the regulations would limit our ability to hedge our exposure to foreign currency exchange losses.

Our business benefits from certain PRC government incentives, and expiration of, or changes to, these incentives could have a material adverse effect on our results of operations.

The PRC government has provided various incentives to foreign invested enterprises. As a foreign-invested enterprise and a high and new technology enterprise located in the Wuxi National High-Tech Industrial Development Zone, WSP China is subject to a foreign enterprise income tax, or FEIT, of 15%. Accordingly, in 2005, 2006 and the six months ended June 30, 2007, WSP China’s FEIT rate was 15%. In addition, WSP China enjoyed a five-year tax holiday that ended in 2004, pursuant to which it paid a FEIT at the rate of 7.5% in 2004. See ‘‘Management’s discussion and analysis of financial condition and results of operations — Taxation’’ for more details.

On March 16, 2007, the National People’s Congress passed the new ‘‘Enterprise Income Tax Law,’’ which will become effective on January 1, 2008. Under the new tax law, foreign invested enterprise, or FIE, and domestic companies are subject to a uniform income tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established prior to the passing of the new tax law and which were entitled to a preferential lower income tax rate under the then effective tax laws and regulations. The income tax rate of such enterprises will gradually transition to the uniform tax rate of 25% within the transition period in accordance with detailed rules to be promulgated by the PRC State Council. The new tax law provides only a framework of the enterprise tax provisions, leaving many details on the terms, as well as the interpretation and application of various provisions, unspecified.

According to the new tax law, entities that qualify as ‘‘high and new technology enterprises supported by the state’’ are expected to benefit from a reduced tax rate of 15% as compared to the uniform tax rate of 25%. However, as the definition of a ‘‘high and new technology enterprise supported by the state’’ under the new tax law has not been provided, there can be no assurance that WSP China will qualify as a high and new technology enterprise and benefit from such preferential tax rate. Our effective income tax rate will increase unless we are otherwise eligible for preferential treatment.

Furthermore, value-added tax, or VAT, in China is charged on sales based on the selling price of our products to customers at a general rate of 17%. We are deemed to have paid a 4% VAT tax based on the general rate minus a 13% VAT refund on export sales, which we are entitled to receive immediately upon filing the VAT returns. In July 2007, the PRC tax authorities have reduced such refund to 5% for certain steel products, which did not include seamless OCTG products. However, there is no assurance that the rate of refund for seamless OCTG products will not be reduced by the PRC tax authorities in the future, and a decrease of the refund will have a material adverse effect on our results of operations.

We may be treated as a resident enterprise for PRC tax purposes after the new Enterprise Income Tax Law becomes effective on January 1, 2008, which may subject us to PRC income tax for our income originated both within and outside the PRC and PRC income tax withholding for any dividends we pay to our non-PRC shareholders.

Under the new Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as resident enterprises for PRC tax purposes. All of our management members reside in the PRC. Since the implementation rules to the new law have not been promulgated, it is currently unclear whether WSP Holdings would be treated as a resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, which will include any dividend income we receive from our subsidairies, such as WSP China, unless such dividend income is otherwise exempted from our taxable income by the PRC State Council. If we are required to pay income tax for dividends we receive from our subsidiaries, it will materially and adversely affect our financial condition and results of operations.

Moreover, unlike the current PRC tax law, which specifically exempts withholding tax on any dividends payable to non-PRC shareholders, the new Enterprise Income Tax Law provides that an income tax rate of 20% will be applicable to dividends payable to non-PRC shareholders that are derived from sources within the PRC, unless a tax treaty exists between the PRC and the relevant jurisdictions where such non-PRC shareholders reside and such treaty provides for a reduction or exemption of the relevant tax. We are a Cayman Islands holding company and substantially all of our income comes from dividends we receive from our subsidiaries, primarily from those located in the PRC. Since the new tax law has only been adopted recently, there is uncertainty as to how this new tax law will be implemented and whether the dividends we pay to our non-PRC shareholders will be subject to the 20% income tax. If we are required under the new tax law to withhold PRC income tax on such dividends, your investment in our ADSs may be materially and adversely affected.

We face risks related to health epidemics and other outbreaks, which could disrupt our operations.

Our business could be materially and adversely affected by the outbreak of avian flu or other epidemics. In recent years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any recurrence of avian flu or other adverse public health developments in China or elsewhere may have a material and adverse effect on our business operations. For example, such recurrence may restrict our ability to travel or ship our products outside of China, or may require us to temporary close our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu or any other epidemic.

Risks related to the ADSs and this offering

There has been no public market for our ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ADSs. Following the offering, our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We have applied to list the ADSs on the New York Stock Exchange. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected. The initial public offering price for our ADSs is determined by negotiations between the underwriters and us and may bear no relationship to the market price for our ADSs after this initial public offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price. Moreover, the market price for our ADSs may experience significant fluctuations due to industry events and market conditions that are beyond our control.

Because the initial public offering price is substantially higher than our net book value per ADS, you will incur immediate and substantial dilution.

The initial public offering price per ADS will be higher than the net tangible book value per ADS prior to this offering. As a result, when you purchase ADSs in this offering, you will experience immediate and substantial dilution of approximately $7.52 per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between our net book value per ADS as of June 30, 2007, after giving effect to this offering, and the initial public offering price of $11.50 per ADS, the midpoint of the estimated price range. In addition, you may experience further dilution to the extent that our ADSs are issued upon the exercise of share options.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we

will have      ADSs outstanding. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the joint lead underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee to vote the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affect the rights of shareholders.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute that property and you will not receive that distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders of our company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or the controlling shareholder of our company than they would as shareholders of a U.S. public company.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering.

We have allocated a large portion of the net proceeds of this offering to be received by us for capacity expansions and general corporate purposes, including strategic investments and acquisitions. Although the use of proceeds represents the present intention of our management, our management will have considerable discretion in the application of the net proceeds received by us based on any subsequent event or development. We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for acquisitions or other general corporate purposes. You will not have the opportunity, as part of your investment decision, to assess whether proceeds will be used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not directly improve profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that may lose value.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and most of our assets are located outside of the United States. Most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts. See ‘‘Enforceability of civil liabilities.’’

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

We believe that we should not be treated as a passive foreign investment company, or PFIC, for our current taxable year ending December 31, 2007 or for the foreseeable future. However, we must make a separate determination each year as to whether we are a PFIC, and accordingly, even if we are not a PFIC for our current taxable year our PFIC status may change, for example, as a result of a decrease in our gross profit from the sale of our goods as a percentage of our gross income or as a result of fluctuations in our ordinary share price. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to that U.S. person. See ‘‘Taxation — United States federal income taxation — Passive foreign investment company.’’

Corporate structure

Our history and corporate structure

We are a holding company incorporated in the Cayman Islands and conduct substantially all of our operations through our subsidiaries in China. WSP China was initially established as a Sino-foreign joint venture on November 17, 1999. WSP China underwent a series of corporate transactions and became a wholly-owned subsidiary of FSHL on August 25, 2006. As a result, WSP China was converted into a wholly foreign-owned enterprise on September 4, 2006. In preparation for our initial public offering, WSP Holdings was incorporated in the Cayman Islands on November 16, 2006. WSP Holdings was owned 69.4% and 30.6% by EMH and UMW Ventures, respectively, since the time of its incorporation. EMH is wholly owned by Mr. Piao and UMW Ventures is a wholly-owned subsidiary of UMW. On December 1, 2006, WSP Holdings acquired the entire share capital of FSHL from EMH and UMW Ventures through a share swap and became the ultimate holding company of our businesses. UMW and its subsidiaries, UMW Ventures, UMW ACE and UMW Petropipe, are not independent third parties.

Our principal operating subsidiaries in China consist of WSP China, which designs, manufactures, processes and sells seamless OCTG products, and Jiangsu Fanli, which manufactures and sells green pipes. WSP China is a wholly-owned subsidiary of FSHL and Jiangsu Fanli is a 70%-owned subsidiary of WSP China.

As initial steps of our overseas expansion, on January 16, 2007, we established WSP Industries, a limited liability company incorporated in British Columbia in which we hold 70% equity interest.

The 2004 and 2006 transactions

The following chart illustrates our corporate structure after the 2004 transactions, but immediately before the 2006 transactions:

Notes:
(1)	Ms. Yanping Dong is Mr. Piao’s wife.
(2)	Mr. Shenghua Piao is Mr. Piao’s brother.

Prior to the 2006 transactions, WSP China was owned 49% and 51%, respectively, by Wuxi Huayi Investment Company Limited, or Wuxi Huayi, and UMW ACE. Wuxi Huayi was owned by Mr. Piao and his family members, while UMW ACE was owned 51%, 40% and 9%, respectively, by UMW Petropipe, Hailong International (L) Ltd. and ACE Technologies (L) Ltd. As UMW Petropipe is a wholly-owned subsidiary of UMW, UMW held a 26.01% indirect interest in WSP China.

Prior to the 2006 transactions, our group comprised WSP China, WSP Heat Insulation Tubing Co., Ltd., or WSP Heat Insulation, Hailong Drill Pipe (Wuxi) Co., Ltd., or Hailong Drill Pipe and Jiangsu Fanli. In June 2004, Tangshan Huayi became part of our group but was subsequently wound up in December 2005.

The 2004 transactions

WSP China was established in the PRC on November 17, 1999 as a Sino-foreign joint venture with a registered capital of $1.2 million. At the time of its incorporation, WSP China was owned 50% by Daqing City Zhong Bang Jing Mao Company Limited, a company controlled by Mr. Piao, 25% by Jiangsu Xi Gang Group Company Limited and 25% by Mr. Changhe Li. Both Jiangsu Xi Gang Group Company Limited and Mr. Changhe Li are not related to Mr. Piao.

On March 27, 2003, Daqing City Zhong Bang Jing Mao Company Limited sold its 50% equity interests in WSP China to Wuxi De Qiang Chuangye Investment Company Limited (which later changed its name to ‘‘Wuxi Huayi Investment Company Limited,’’ or Wuxi Huayi), a company controlled by Mr. Piao. In addition, Jiangsu Xi Gang Group Company Limited transferred its 25% equity interests in WSP China to Wuxi Longhua Steel Pipes Company Limited, or Wuxi Longhua, a company also controlled by Mr. Piao.

On July 17, 2003, Mr. Changhe Li transferred his 25% equity interest in WSP China to King Partner Limited, a company unrelated to Mr. Piao. In addition, Wuxi Huayi transferred its 5% equity interest to Wuxi Hi-Tech Risk Investment Joint Stock Company Limited, a company unrelated to Mr. Piao, and 1% to Wuxi Quanhua Material Co., Ltd, or Quanhua Material, a company controlled by Mr. Piao’s brother.

On October 14, 2004, UMW ACE, Wuxi Longhua, King Partner Limited, Quanhua Material, Mr. Piao and WSP China entered into a master agreement, pursuant to which UMW ACE agreed to acquire an aggregate of 51% equity interest in WSP China from Wuxi Longhua, King Partner Limited and Quanhua Material. Under the master agreement, the vendor companies and Mr. Piao gave UMW ACE an irrevocable and unconditional profit guarantee for a stipulated audited profit after tax per annum of WSP China for each of the three fiscal years ended December 31, 2006.

On November 5, 2004, pursuant to the master agreement, UMW ACE entered into equity transfer agreements to acquire equity interest in WSP China from Wuxi Longhua (25%), King Partner Limited (25%) and Quanhua Material (1%). The transfers were completed on November 11, 2004, on which date the necessary governmental approvals were received. As a result, WSP China was held 51%, 44% and 5% by UMW ACE, Wuxi Huayi and Wuxi Hi-Tech Risk Investment Joint Stock Company Limited, respectively. Subsequently, Wuxi Hi-Tech Risk Investment Joint Stock Company Limited transferred its 5% equity interest in WSP China to Wuxi Huayi.

As a result of the 2004 transactions, the equity interests of WSP China were held 51% and 49% by UMW ACE and Wuxi Huayi, respectively.

The various changes in ownership interests set out above have been accounted for as transactions among shareholders with no push down of the investors’ basis into the financial statements of WSP China because we concluded that at the time of the November 2004 transactions Mr. Piao and UMW ACE were not a collaborative group for the purposes of EITF D-97, ‘‘Push Down Accounting.’’ Therefore the various changes in ownership interest had no effect on the financial statements of WSP China.

WSP Heat Insulation

WSP Heat Insulation was established in the PRC on November 10, 2004 as a limited liability company with a registered capital of RMB10 million. WSP Heat Insulation was owned 51% and 49% by WSP China and Mr. Changlin Zhu, respectively, at the time of its incorporation. Mr. Zhu was a director of WSP Heat Insulation.

Jiangsu Fanli

Jiangsu Fanli was established in the PRC on April 16, 2004 as a limited liability company with a registered capital of RMB10 million. In April 2006, the registered capital of Jiangsu Fanli was increased to RMB50 million and WSP China acquired 70% equity interest in Jiangsu Fanli by capital injection. The remaining equity interest was owned 24%, 4% and 2% by Mr. Cheng Huang, Mr. Xiang Huang and Mr. Jianming Gu, respectively, all of whom are independent third parties. A new business license was issued to Jiangsu Fanli in May 2006.

Hailong Drill Pipe

Hailong Drill Pipe was established in the PRC on August 30, 2005 as a limited liability company under the former name of Wuxi Seamless Drill Pipe Co., Ltd. with a registered capital of $3.6 million. At the time of incorporation, it was owned 51%, 40% and 9% by WSP China, Hailong International (L) Ltd. and Wuxi Huayi respectively. The scope of business of Hailong Drill Pipe includes research and development of drill pipe technology and production and sales of drill pipes and accessories. Hailong Drill Pipe commenced production in 2006. In January 2006, Wuxi Huayi transferred its 9% equity interest in Hailong Drill Pipe to Wuxi Wei Er De Technology Co., Ltd. and a new business license was issued to Hailong Drill Pipe in May 2006.

In September 2006, WSP China transferred its 51% equity interest in Hailong Drill Pipe to Shanghai Hailong Oil Equipments Company Limited, or Shanghai Hailong, for a consideration of RMB15.5 million, representing the net asset value of Hailong Drill Pipe as of July 31, 2006. Mr. Jun Zhang, a director and shareholder of Shanghai Hailong, was a director of WSP China until September 2006. Upon completion of the transfer, Hailong Drill Pipe ceased to be a subsidiary of WSP China and its name was changed to ‘‘Hailong Drill Pipe (Wuxi) Co., Ltd.’’ pursuant to a new business license issued in October 2006.

Tangshan Huayi Steel Co., Ltd.

Tangshan Huayi Steel Co., Ltd., or Tangshan Huayi, was established in the PRC on November 5, 2003 as a limited liability company with a registered capital of RMB10 million. Its scope of business included the production and distribution of steel related products. In April 2004, the registered capital of Tangshan Huayi was increased to RMB50 million, of which WSP China contributed RMB25.5 million, representing 51% equity interest of Tangshan Huayi. Mr. Yanhua Zhang, an independent third party, owned the remaining 49%. Pursuant to shareholders’ resolutions passed in January 2005, WSP China transferred 10.2% of its equity interest in Tangshan Huayi to Mr. Piao. Mr. Yanhua Zhang, however, failed to properly make the required capital investment, and the registered capital of Tangshan Huayi was reduced to RMB25.5 million. As a result, Tangshan Huayi was owned 80% and 20% by WSP China and Mr. Piao, respectively. Mr. Piao held the 20% equity interest on trust for WSP China. Thereafter, due to changes in the operating environment of the steel industry, unfavorable government policies and our ability to procure raw material from other sources, WSP China decided to cease the operation of Tangshan Huayi. Wuxi Longhua paid RMB18.9 million to the creditors of Tangshan Huayi to settle relevant debts on behalf of Tangshan Huayi. Pursuant to an assignment agreement dated December 10, 2005, Wuxi Longhua assigned to WSP China its creditor’s rights to Tangshan Huayi in connection with the foregoing payment for a consideration of RMB18.9 million. Tangshan Huayi was wound up in December 2005.

The 2006 transactions

The following chart illustrates our corporate structure after the completion of our recapitalization that took place between June 12 and December 1, 2006:

The overall substance of the 2006 transactions is that on December 1, 2006, WSP Holdings became the ultimate parent company of WSP China in a series of related and anticipated transactions involving the two continuing ultimate shareholders, Mr. Piao and UMW. Prior to the following series of transactions:

•	Mr. Piao held a 49% indirect interest in WSP China through Wuxi Huayi, an entity controlled by Mr. Piao;

•	UMW held a 26% indirect interest in WSP China through its 100% ownership of UMW Petropipe that held a 51% interest in UMW ACE, which in turn held a 51% interest in WSP China;

•	ACE Technologies Ltd. held a 4.6% indirect interest in WSP China through its 9% interest in UMW ACE; and

•	Hailong International (L) Ltd. held a 20.4% indirect interest in WSP China through its 40% interest in UMW ACE.

After completion of the 2006 transactions:

•	UMW increased its indirect interest from 26% to 30.6% by acquiring the 9% interest in UMW ACE held by ACE Technologies Ltd.;

•	ACE Technologies Ltd. ceased to have any direct or indirect interest in WSP China or UMW ACE;

•	Mr. Piao increased his indirect interest in WSP China from 49% to 69.4% by paying $9.5 million to UMW ACE, through FSHL acting as a conduit, which in turn applied the $9.5 million to the benefit of Hailong International (L) Ltd, in exchange for its 20.4% indirect interest in WSP China; and

•	UMW ACE ceased to have direct or indirect interest in WSP China and Hailong, which was a shareholder of UWM ACE, ceased to have any indirect interest in WSP China.

•	UMW’s indirect interest in WSP China is now held through UMW Ventures, an indirect wholly-owned subsidiary of UMW.

The following 2006 transactions resulted in the continuity of ownership by Mr. Piao and UMW and continuity of management of WSP China. We also noted that Mr. Piao was the former controlling shareholder of WSP China prior to the sale of an ownership interest to UMW in November 2004. Because the same shareholder group had effective control of the combined entities before and after the transactions, the combination has been accounted for as if WSP China, rather than FSHL, was the accounting acquirer under paragraph 17 of Statement of Financial Accounting Standard (‘‘SFAS’’) No. 141, ‘‘Business Combination,’’ and therefore was accounted for as a recapitalization of WSP China with no step up in basis.

Our historical financial statements have therefore been presented as if we had owned WSP China for all periods presented with no change in basis for either WSP China, or WSP Holdings.

1.	On June 12, 2006, FSHL was incorporated as a shell company in the British Virgin Islands with one unpaid share.

2.	On or prior to August 18, 2006, EMH and UMW Ventures subscribed for an aggregate of 50,000 shares at $1 per share in FSHL and consequently FSHL was owned 69.4% and 30.6% by EMH and UMW Ventures, respectively. EMH is wholly owned by Mr. Piao and UMW Ventures is an indirect wholly owned subsidiary of UMW. FSHL was a newly formed entity that was intended to be used by the relevant parties as a vehicle to acquire their ownership interests in WSP China.

3.	On August 18, 2006, UMW Petropipe increased its indirect holding in UMW ACE to 60% from 51% by acquiring an additional 9% interest in UMW ACE from ACE Technologies Ltd. Following that transaction, there were two shareholders in UMW ACE: UMW Petropipe (wholly owned by UMW) holding 60% and Hailong International (L) Ltd holding 40%. As a result, UMW had a 30.6% indirect interest in WSP China.

4.	On August 18, 2006, Wuxi Huayi (controlled by Mr. Piao) and UMW ACE agreed to transfer their 49% and 51% equity interests in WSP China to FSHL for $22.7 million and $23.7 million, respectively. The share transfers were effected on August 25, 2006 and the relevant parties agreed that the payment of consideration would occur within three months from the date

WSP China receives a new business license evidencing the transfers. The amounts of $22.7 million and $23.7 million, or $46.4 million in aggregate, were determined based on the $9.5 million that Mr. Piao had agreed to pay UMW ACE for the increase in his effective economic interest of 20.4%. However, as described below, the parties intended that these amounts would be subsequently capitalized as contributed capital and that the only substantive net monetary consideration involved in the transaction was the payment of $9.5 million by EMH, through FSHL acting as a conduit, to UMW ACE.

5.	On September 16, 2006, EMH signed a declaration of trust in favor of UMW Ventures pursuant to which EMH agreed to hold 20.4% out of its 69.4% interest in FSHL on trust for UMW Ventures for a period until UMW ACE received the consideration for its transfer of 51% interest in WSP China to FSHL. Pursuant to the trust, UMW Venture could direct EMH in writing on the vote as to 20.4% and, in the absence of such direction, voting was at the discretion of EMH. The trust was terminated on December 1, 2006 upon the payments to UMW ACE pursuant to the terms of the trust. As a result, EMH did not gain voting control of WSP China until December 1, 2006.

6.	On November 16, 2006, WSP Holdings was incorporated in the Cayman Islands and was owned 69.4% and 30.6% by EMH and UMW Ventures, respectively. WSP Holdings was established to ultimately hold our businesses.

7.	On December 1, 2006, EMH provided an interest-free term loan of $32.2 million to FSHL to finance its payment of the consideration in relation to its acquisition of the 69.4% equity interest in WSP China. Of this amount, $22.7 million was paid to Wuxi Huayi, which is controlled by Mr. Piao, in respect of its 49% interest in WSP China, and therefore the 22.7 million was effectively returned to Mr. Piao, and $9.5 million was paid through FSHL to UMW ACE as consideration for the increase of 20.4% in Mr. Piao’s indirect interest in WSP China. FSHL was a conduit through which Mr. Piao increased his ownership by 20.4%

8.	FSHL then issued a promissory note to UMW ACE in the amount of $14.2 million as the consideration for acquiring 30.6% equity interest it held in WSP China. This amount equaled the $23.7 million related to the 51% interest in WSP China held by UMW ACE less $9.5 million related to the acquisition of the 20.4% indirect interest held by Hailong International (L) Ltd. The promissory note was used because it can be easily assigned and the underlying loan can be subsequently capitalized.

9.	UMW ACE assigned the promissory note for $14.2 million to UMW Ventures on the same day.

10.	FSHL capitalized the amounts it owed to EMH ($32.2 million) and UMW Ventures ($14.2 million) under the interest-free term loan and the promissory note by issuing 1,000 shares to EMH and UMW Ventures, in the proportion of 69.4% and 30.6%, respectively.

11.	On December 1, 2006, WSP Holding acquired from EMH and UMW Ventures their shares in FSHL by way of share exchange in which WSP Holding issued 2,000 shares to EMH and UMW in proportion to their ownership interests in FSHL. Upon completion of the share exchange, WSP Holdings became the holding company of the group and EMH and UMW Ventures owned 69.4% and 30.6%, respectively, of the equity interests in WSP Holdings.

In order to finance FSHL’s payments to Wuxi Huayi and UMW ACE relating to its acquisition of WSP China, on December 1, 2006, EMH entered into the Exchangeable Bonds Subscription Agreement and Secured Notes Subscription Agreement with several subscribers. Pursuant to the Exchangeable Bonds Subscription Agreement, EMH issued to the subscribers exchangeable bonds in the aggregate principal amount of $20.0 million. The exchangeable bonds are exchangeable into our ordinary shares owned by EMH at the earlier of (i) six months after our initial public offering and (ii) such earlier date as may be permitted by the relevant stock exchange, at the exchange price equal to 105% of the initial public offering price per ordinary share.  Pursuant to the Secured Notes Subscription Agreement, EMH issued to the subscribers secured notes in the aggregate principal amount of $15.0 million, which bear a fixed interest rate and will mature on December 1, 2007. EMH mortgaged its shares in our company in favor of the subscribers of the exchangeable bonds and secured notes as first ranking security for the performance of its obligations under the bonds and notes. EMH issued the exchangeable bonds and secured notes for the purpose of funding the acquisition of WSP China by FSHL.

As indicated above, EMH used the funds to provide an interest-free loan of $32.2 million to FSHL for the purpose of financing its payments to Wuxi Huayi and UMW ACE. A consideration of $22.7 million was paid by FSHL to Wuxi Huayi, an entity controlled by Mr. Piao, and therefore the 22.7 million was effectively returned to Mr. Piao. Mr. Piao paid $9.5 million to UMW ACE, through FSHL acting as a conduit, for its acquisition of 20.4% indirect ownership in WSP China. EMH’s interest-free loan was capitalized into shares of FSHL.

Other transactions that affected our corporate structure

On January 16, 2007, WSP Industries was incorporated in Canada as a limited liability company. WSP Industries is owned 70% by FSHL and 10% each by Mr. Ling Li, Mr. Michael Liu and Mr. Larry Wang, respectively. Each of Mr. Ling Li, Mr. Michael Liu and Mr. Larry Wang is an independent third party. We plan to acquire, through WSP Industries, certain assets to be used in a threading line from Eastar Industries Inc., a company based in Vancouver, Canada and controlled by Mr. Piao, and to construct production facilities with an annual production capacity of 100,000 tonnes of seamless OCTG through WSP Industries. No formal agreement has been entered into with Eastar Industries Inc. as of the date of this prospectus.

On August 4, 2007, we entered into a shareholders agreement with Mr. Changlin Zhu to sell our 51% equity interest in WSP Heat Insulation for a cash consideration of $670,000. The transaction was completed on August 31, 2007.

On August 23, 2007, WSP Holdings increased its authorized capital to $50,000 by creating 500,000,000 ordinary shares, with par value of $0.0001 per share. On the same day, WSP Holdings issued 104,100,000 and 45,900,000 new shares to EMH and UMW, respectively, and repurchased 1,388 and 612 existing shares, with par value of HK$0.01 each, from EMH and UMW, respectively. Following the repurchase, WSP Holdings’ authorized capital of 38,000,000 ordinary shares, with par value of HK$0.01 each, were cancelled. Share and earnings per share data for all periods of WSP Holdings presented prior to the change in capital structure have been restated in this prospectus as if our current share capital structure existed throughout the relevant periods.

Special note regarding forward-looking statements

We make ‘‘forward-looking statements’’ in the ‘‘Summary,’’ ‘‘Risk factors,’’ ‘‘Management’s discussion and analysis of financial condition and results of operations,’’ ‘‘Industry,’’ ‘‘Regulation’’ and ‘‘Business’’ sections and elsewhere throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we ‘‘believe,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘project,’’ ‘‘predict’’ or ‘‘forecast’’ will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. These forward-looking statements include:

•	our growth strategies;

•	our future business development, financial condition and results of operations;

•	our timing of completion and the production capacity of our planned new production facilities and lines;

•	our ability to increase sales in the domestic or international markets;

•	competition in the seamless OCTG industry, both domestically and globally;

•	future demand for and supply of seamless OCTG products;

•	the expected growth of oil and gas prices and global rig count;

•	the expected trends in global and PRC seamless OCTG consumption and prices;

•	expected price movements for raw materials; and

•	expected challenges facing the OCTG industry as well as the oil and gas industry.

We do not guarantee that the transactions and events described in this prospectus will happen as described or that they will happen at all. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform to our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The ‘‘Risk factors’’ section of this prospectus describes the principal contingencies and uncertainties to which we believe we are subject.

This prospectus also contains data related to the oil and gas markets in several countries, including China. These market data, including market data from Preston, China Economics Yearbook, Energy Information Administration, or EIA, and BP Statistical Review of World Energy 2007, include projections that are based on a number of assumptions. The oil and gas markets may not grow at the rates projected by the market data, or at all. The failure of the markets to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the oil and gas markets subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You are able to obtain the publicly available data in this prospectus from the following sources.

Publicly available reports	Public source
China Economics Year Book	This report is available publicly for a nominal price. It can be purchased from different sources, including from the following webpage: http://www.hongkongbuy.com/book.asp?id=4420
Annual Reports of Petrochina (1999-2006)	http://www.petrochina.com.cn/english/tzzgx/ndbg.htm
Annual Reports of Sinopec (2001-2006)	http://english.sinopec.com/en-ir/en-companyreport/
Annual Reports of CNOOC (2000-2006)	http://www.cnoocltd.com/en/Investment_Report.aspx?classid=327&w=bg
BP Statistical Review of World Energy 2007	http://www.bp.com/statisticalreview
Energy Information Administration (Annual Energy Outlook 2007)	http://www.eia.doe.gov/oiaf/aeo/index.html
West Texas Intermediate	http://www.economagic.com/em-cgi/data.exe/var/west-texas-crude-long

Use of proceeds

We estimate that we will receive net proceeds for this offering of approximately $262.2 million, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us. For the purposes of estimating net proceeds, we are assuming an initial public offering price of $11.50 per ADS, the midpoint of the estimated range of the initial public offering price. A $1.00 increase (decrease) in the assumed public offering price of $11.50 per ADS would increase (decrease) the net proceeds to us from this offering by $23.3 million. We intend to use the net proceeds we receive from this offering as follows:

•	approximately $55 million for overseas expansion in Canada, the United States and the Middle East;

•	approximately $50 million for capital expenditures and expansion and improvements of our production facilities in China;

•	approximately $18.5 million for the full repayment of our loans from UMW ACE and $34.8 million for the repayment of a portion of our bank borrowings from Agricultural Bank of China;

•	an undetermined amount for strategic investment in and acquisitions of complementary businesses. At this time, we have not entered into advanced discussions or negotiations with respect to any potential acquisitions; and

•	the balance of the proceeds for other working capital purposes.

The details of our borrowings from UMW ACE and Agricultural Bank of China are as follows:

•	As of June 30, 2007, we had outstanding balance of loans from UMW ACE of $18.5 million. These loans were entered into in April, May and December 2005 and February 2006 and have a term of five years. These loans were used to finance the construction of our hot-rolling pipe line and threading line in Wuxi, China. These loans have a floating interest rate of SIBOR plus 2%. In 2005, 2006 and the six months ended June 30, 2007, the average interest rate for our long-term loan from UMW ACE was approximately 6.1%, 7.2% and 7.5%, respectively.

•	As of June 30, 2007, we had outstanding balance of bank borrowings from Agricultural Bank of China of $52.5 million. These loans were entered into in June 2007 and have a term of two years. These loans were used to refinance a portion of our existing long-term loans from UMW ACE. The interest rate for these loans is the benchmark interest rate for loans of the same maturity announced by the People’s Bank of China, or PBOC, less 10%, which initially was 6.075%. The interest rate will be adjusted every six months in accordance with the benchmark interest rate announced by the PBOC.

The foregoing represents our intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for acquisitions or general corporate purposes. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to invest the proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments.

We will not use any proceeds from the sale of our ADSs to fund any activities or business with any Sanctions Targets with respect to which U.S. persons or, as appropriate, foreign entities owned or controlled by U.S. persons, are prohibited by U.S. Economic Sanctions Laws from conducting such activities or transacting such business.

Dilution

If you invest in our ADSs, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS immediately after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2007 was approximately $135.66 million, or $0.90 per ordinary share and $1.80 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value after June 30, 2007, other than to give effect to the issuance and sale of 50,000,000 ordinary shares in the form of ADSs by us in this offering, at the initial public offering price of $11.50 per ADS, which is the mid-point of the expected initial public offering price range, and after deduction of the underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of June 30, 2007 would have increased to $397.83 million or $1.99 per ordinary share or $3.98 per ADS. This represents an immediate increase in net tangible book value of $1.09 per ordinary share or $2.18 per ADS to the existing shareholder, and an immediate dilution in net tangible book value of $3.76 per ordinary share or $7.52 per ADS to investors purchasing ADSs in this offering. The following table illustrates such per share dilution:

Estimated initial public offering price per ordinary share	$5.75
Net tangible book value per ordinary share as of June 30, 2007	$0.90
Pro forma net tangible book value per ordinary share after giving effect to this offering	$1.99
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	$3.76
Amount of dilution in net tangible book value per ADS to new investors in this offering	$7.52

A $1.00 increase (decrease) in the assumed public offering price of $11.50 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $23.25 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by $0.12 per ordinary share and $0.24 per ADS and the dilution pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by $0.38 per ordinary share and $0.76 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of June 30, 2007, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary shares purchased		Total consideration		Average price per ordinary share	Average price per ADS
	Number	Percentage	Amount (in thousands)	Percentage
Existing shareholders	150,000,000	75.0%	$35,050	10.9%	$0.23	$0.47
New investors	50,000,000	25.0	287,500	89.1	5.75	11.50
Total	200,000,000	100.0%	$322,550	100.0%	$1.61	$3.23

A $1.00 increase (decrease) in the assumed initial public offering price of $11.50 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $25 million, $25 million and $0.25, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other offering expenses.

Dividend policy

From time to time, we have paid dividends to shareholders. We declared a dividend of $15.0 million in January 2005, which was in turn contributed by our shareholdes to increase the registered capital of WSP China. We declared dividends in aggregate of $28.8 million in June 2006 and August 2006 and $32.5 million in October 2007. Prior to January 2005, we did not declare or pay any dividends. On November 30, 2006, our board of directors announced that it intends to approve an annual dividend up to 50% of our annual profits. The timing and amount of dividend payments are subject to the discretion of our board of directors and is dependent upon various factors, including our cash flow and working capital requirements.

We are a holding company and rely on dividends paid to us by our subsidiaries in the British Virgin Islands and in China for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses.

The payment of dividends by our subsidiary in the British Virgin Islands is subject to limitations. A British Virgin Islands international business company is permitted to declare and pay dividends only out of surplus, meaning the excess, if any, at the time of the determination, of the total assets of the company over the sum of its total liabilities, as shown in the books of account, plus its capital. In addition, an international business company may not declare or pay a dividend unless the directors of the company determine that immediately after the payment of the dividend the company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital.

Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, our PRC subsidiaries may set aside other amount determined at their discretion, such as for the increase of registered capital. Once set aside, these amounts can only be used for the designated purpose and will not be available for future distribution to our shareholder. In addition, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

Capitalization

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (i) the issuance and sale of 50,000,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of $11.50 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus; and (ii) $18.5 million for the full repayment of our loans to UMW ACE and $34.8 million for the repayment of a portion of our bank borrowings from Agricultural Bank of China.

You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under ‘‘Management’s discussion and analysis of financial condition and results of operations.’’

As of June 30, 2007 (in thousands)	Actual	As adjusted
Long-term borrowings	$71,024	$17,724
Shareholders’ equity:
Ordinary shares, par value $0.0001, 500,000,000 shares authorized; 150,000,000 shares issued and outstanding (1)	15	20
Additional paid-in capital (2)	35,035	297,198
Statutory non-distributable reserves	11,741	11,741
Retained earnings (deficit)	82,353	82,353
Accumulated other comprehensive profit	6,709	6,709
Total shareholders’ equity (2)	135,853	398,021
Total capitalization (2)	$206,877	$419,176
(1)	As of June 30, 2007, we had 38,000,000 ordinary shares, par value of HK$0.01 per share, authorized and 2,000 ordinary shares issued and outstanding. On August 23, 2007, we increased our authorized share capital by 500,000,000 ordinary shares, par value of $0.0001 per shares, and issued 150,000,000 shares to shareholders. On the same day, we repurchased 2,000 existing issued shares of HK$0.01 each from our shareholders and cancelled the authorized but unissued share capital of 38,000,000 ordinary shares with a par value of HK$0.01. The number at ordinary shares as of June 30, 2007 has been retrospectively restated as if such change in capital structure had occurred prior to June 30, 2007.
(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $11.50 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $23.25 million.

Exchange rate information

This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB 7.6120 to $1.00 as of June 29, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. See ‘‘Risk factors — Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.’’ On November 21, 2007, the noon buying rate was RMB 7.4160 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

Period	Period end	Average (1)	Low	High
	(RMB per $1.00)
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
January	7.7714	7.7876	7.8127	7.7705
February	7.7410	7.7502	7.7632	7.7410
March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6773	7.7065	7.6463
June	7.6120	7.6333	7.6680	7.6120
July	7.5720	7.5757	7.6055	7.5580
August	7.5462	7.5734	7.6181	7.5420
September	7.4928	7.5196	7.5540	7.4928
October	7.4682	7.5016	7.5158	7.4515
November (through November 21)	7.4160	7.4341	7.4582	7.4160
(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

Enforceability of civil liabilities

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include that the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors, and Cayman Islands companies may not have standing to sue before the federal courts of the United States. Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Most of our current operations are conducted in China and most of our assets are located in China. Most of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We plan to appoint CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Jingtian & Gongcheng, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation provided that (a) such federal or state courts of the United States had proper jurisdiction over the parties subject to such judgment; (b) such federal or state courts of the United States did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. Civil liability provisions of the U.S. federal and state securities law permit punitive damages against us. However, according to Conyers Dill & Pearman, the Cayman Islands courts would not recognize or enforce judgments against us to the extent the judgment is punitive or penal. It is uncertain as to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws would be determined by the Cayman Islands courts as penal or punitive in nature. Such a determination has yet to be made by any Cayman Islands court.

Jingtian & Gongcheng, our counsel as to PRC law, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security or public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

Recent developments

The following is a summary of our selected unaudited consolidated financial results for the three months ended September 30, 2007 compared to our selected unaudited consolidated financial results for the three months ended September 30, 2006 and June 30, 2007, respectively. Results for the third quarter of 2007 may not be indicative of our full year results for the year ending December 31, 2007 or future quarterly periods. See ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations and for recent quarterly operating results.

	For the three months ended
(in thousands, except for share and per share data)	September 30, 2006	June 30, 2007	September 30, 2007

Net revenues	88,395	128,447	125,793
Cost of revenues	(66,658)	(94,702)	(92,554)
Gross profit	21,737	33,745	33,239
Selling and marketing expenses	(1,020)	(1,724)	(1,222)
General and administrative expenses	(2,171)	(4,106)	(1,804)
Other operating income (expenses)	(928)	812	(994)
Income from operations	17,618	28,727	29,219
Interest income (expense), net	(939)	(2,072)	(3,266)
Other income (expense)	-	-	154
Exchange differences	289	(465)	225
Income from continuing operations (1)	16,968	26,190	26,332
Provision for income taxes	(2,566)	(4,998)	(5,084)
Earnings in equity investments	91	-	-
Minority interest	(104)	(359)	(256)
Net income from continuing operations	14,389	20,833	20,992
Net income (expense) from discontinued operations	806	-	-
Net income	15,195	20,833	20,992
(1)	Income from continuing operations is before provision for income taxes, earnings in equity investments and minority interest.

Net revenues

Our net revenues increased by 42.3% from $88.4 million in the three months ended September 30, 2006 to $125.8 million in the three months ended September 30, 2007, primarily due to increases in non-API product sales and international sales. These increases are primarily due to our increased sales efforts on non-API products and international sales because of price premium and higher demand for our products in the international market as we gradually gained market recognition.

Our net revenues decreased by 2.1% from $128.4 million in the three months ended June 30, 2007 to $125.8 million in the three months ended September 30, 2007, primarily due to the hot summer weather that affects the productivity of the employees working in our production facilities in the third quarters. Sales of our API products decreased in the three months ended June 30, 2007 as compared with the three months ended September 30, 2007, whereas our sales of higher-margin non-API products increased between the two periods. Our net revenues from domestic sales decreased in the three months ended June 30, 2007 as compared with the three months ended September 30, 2007, whereas our international sales increased slightly between the two periods.

Cost of revenues

Our cost of revenues increased by 38.8% from $66.7 million in the three months ended September 30, 2006 to $92.5 million in the three months ended September 30, 2007, in line with the increase in our net revenues. The prices of raw materials, however, increased in the three months ended September 30, 2007 from the three months ended September 30, 2006. Our cost of revenues as a percentage of net revenues decreased from 75.4% in the three months ended September 30, 2006 to 73.6% in the three months ended September 30, 2007 primarily due to higher proportion of sales of non-API and high-end API products and international sales.

Our cost of revenues decreased by 2.3% from $94.7 million in the three months ended June 30, 2007 to $92.5 million in the three months ended September 30, 2007, in line with the decrease our net revenues. The average prices of raw materials increased slightly in the three months ended September 30, 2007 from the three months ended June 30, 2007. Our cost of revenues as a percentage of net revenues decreased slightly from 73.7% in the three months ended June 30, 2007 to 73.6% in the three months ended September 30, 2007.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 52.9% from $21.7 million in the three months ended September 30, 2006 to $33.2 million in the three months ended September 30, 2007. Our gross margin increased from 24.6% in the three months ended September 30, 2006 to 26.4% in the three months ended September 30, 2007 primarily due to higher proportion of sales of non-API and high-end API products and international sales.

Our gross profit decreased by 1.5% from $33.7 million in the three months ended June 30, 2007 to $33.2 million in the three months ended September 30, 2007. Our gross margin increased slightly from 26.3% in the three months ended June 30, 2007 to 26.4% in the three months ended September 30, 2007.

Selling and marketing expenses

Our selling and marketing expenses increased by 19.8% from $1.0 million in the three months ended September 30, 2006 to $1.2 million in the three months ended September 30, 2007. The increase was primarily due to increases in expenses relating to increases in salary and benefits of our sales and marketing staff, product warranty costs and sample, promotion and marketing expenses. Our selling and marketing expenses as a percentage of net revenues decreased from 1.2% in the three months ended September 30, 2006 to 1.0% in the three months ended September 30, 2007.

Our selling and marketing expenses decreased by 29.1% from $1.7 million in the three months ended June 30, 2007 to $1.2 million in the three months ended September 30, 2007. The decrease was primarily due to decreases in samples, promotion and marketing expenses. Our selling and marketing expenses as a percentage of net revenues decreased from 1.3% in the three months ended June 30, 2007 to 1.0% in the three months ended September 30, 2007.

General and administrative expenses

Our general and administrative expenses decreased by 16.9% from $2.1 million in the three months ended September 30, 2006 to $1.8 million in the three months ended September 30, 2007. The decrease was primarily due to higher provision for bank guarantees in the three months ended September 30, 2006, offset in part by an increase in salary and benefits of employees in the three months ended September 30, 2007. Our general and administrative expenses as a percentage of net revenues decreased from 2.5% in the three months ended September 30, 2006 to 1.4% in the three months ended September 30, 2007.

Our general and administrative expenses decreased by 56.1% from $4.1 million in the three months ended June 30, 2007 to $1.8 million in the three months ended September 30, 2007. The decrease was primarily due to a provision in the three months ended June 30, 2007 for payment to Bank of Communications relating to the settlement of a bank guarantee we provided to Huayuan Jiangsu, as well as accrual of professional fees. Our general and administrative expenses as a percentage of net revenues decreased from 3.2% in the three months ended June 30, 2007 to 1.4% in the three months ended September 30, 2007.

Interest expenses, net

Our net interest expenses increased by 247.9% from $0.9 million in the three months ended September 30, 2006 to $3.3 million in the three months ended September 30, 2007, primarily due to increases in short-term and long-term borrowings and higher interest rates of our borrowings, as well as a reduction in the capitalization of interest expense as our hot rolling pipe production line commenced operation in 2007.

Our net interest expenses increased from $2.1 million in the three months ended June 30, 2007 to $3.3 million in the three months ended September 30, 2007, primarily due to increases in short-term bank loans and the several long-term loans from Agricultural Bank of China that we entered into in June of 2007, as well as higher interest rates resulting from the increase in PBOC’s bench mark rate.

Income tax expenses

Our income tax expenses increased by 98.1% from $2.6 million in the three months ended September 30, 2006 to $5.1 million in the three months ended September 30, 2007, due to an increase in our pre-tax income and an increase in our effective tax rate from 15.1% in the three months ended September 30, 2006 to 19.3% in the three months ended September 30, 2007. See ‘‘Management’s discussion and analysis of financial condition and results of operations – Taxation’’ for FEIT tax rate relating to our new facility outside of the Wuxi National High-Tech Industrial Development Zone, which commenced volume production in January 2007.

Our income tax expenses increased slightly from $5.0 million in the three months ended June 30, 2007 to $5.1 million in the three months ended September 30, 2007, due to an increase in our pre-tax income. Our effective tax rate remained substantially the same between the two quarters.

Net income from continuing operations

As a result of the foregoing, our net income from continuing operations increased by 45.9% from $14.4 million in the three months ended September 30, 2006 to $21.0 million in the three months ended September 30, 2007. Net margin from our continuing operations increased from 16.3% in the three months ended September 30, 2006 to 16.7% in the three months ended September 30, 2007.

Our net income from continuing operations increased by 0.8% from $20.8 million in the three months ended June 30, 2007 to $21.0 million in the three months ended September 30, 2007. Net margin from our continuing operations increased from 16.3% in the three months ended June 30, 2007 to 16.7% in the three months ended September 30, 2007.

Net income

As a result of the foregoing, our net income increased by 38.1% from $15.2 million in the three months ended September 30, 2006 to $21.0 million in the three months ended September 30, 2007. Our net margin decreased from 17.2% to 16.7% during the same periods.

Our net income increased by 0.8% from $20.8 million for the three months ended June 30, 2007 to $21.0 million for the three months ended September 30, 2007. Our net margin increased from 16.2% to 16.7% during the same periods.

The following table presents selective balance sheet data as of June 30 and September 30, 2007.

(in thousands)	As of June 30, 2007	As of September 30, 2007
Consolidated balance sheet data
Cash and cash equivalents	$32,069	$20,137
Restricted cash	91,499	107,867
Accounts and bills receivable, net	110,203	155,528
Advance to suppliers	17,911	25,264
Inventory	128,303	125,242
Total current assets	392,117	447,826
Total assets	577,537	642,697
Accounts payable	195,970	201,455
Total current liabilities	364,875	408,060
Total liabilities	438,253	480,983
Total shareholder’s equity	$135,853	$158,490
As of September 30, 2007, our cash and cash equivalents decreased by $11.9 million and our restricted cash increased by $16.4 million as compared to June 30, 2007, primarily due to our increased use of bank acceptance bills which require cash deposit as security. Our net accounts and bills receivable increased by $45.3 million due to increased sales to large customers for which we offer extended credit terms, such as SB International, Inc., and the increased use of bank acceptance bills by certain customers. Our advance to suppliers increased by $7.4 million due to increases in prices of raw materials and increased purchases of raw materials in the third quarter of 2007.

We had a net cash used in operating activities of $22.7 million for the three months ended September 30, 2007, primarily attributable to the combined effect of the increase in accounts and bills receivable, increase in advance to suppliers and net income generated for the period.

We had the following outstanding borrowings as of September 30, 2007.

Short-term bank loans	$172,554
Long-term bank loans	53,257
Long-term loans from UMW ACE(1)	18,500
Total	$244,311
(1)	UMW ACE is an affiliate of UMW, one of our shareholders.

The increases in our bank borrowings in the three months ended September 30, 2007 were primarily used to finance our working capital requirements and capacity expansion.

In October 2007, WSP China agreed to acquire a 29% equity interest in Wuxi Bright Wanbang Oil & Gas Anticorrosion Co., Ltd. by investing RMB 7.25 million (approximately $0.95 million). Upon the completion of the investment, it is intended that the company will be renamed as Wuxi Seamless Anticorrosion Technology Co., Ltd. and will engage in development of anti-corrosion technologies and production and sales of anti-corrosion materials.

Selected consolidated financial and operating data

The following selected consolidated financial and operating data should be read in conjunction with our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this prospectus and ‘‘Management’s discussion and analysis of financial condition and results of operations.’’ The selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and December 31, 2006 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2004 are derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated statement of operations data for the six months ended June 30, 2006 and 2007 and the selected consolidated balance sheet data as of June 30, 2007 are derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. Our audited and unaudited condensed consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

We have not included financial information for the years ended December 31, 2002 and 2003, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2004, 2005 and 2006. WSP China historically prepared limited unconsolidated financial statements under PRC accounting standards for internal purposes and to support tax return information only. Such financial information for the years ended December 31, 2002 and 2003 cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

	For the year ended December 31,			For the six months ended June 30,
(in thousands, except for share and per share data)	2004	2005	2006	2006	2007
Consolidated income statement data
Net revenues	$128,497	$241,012	$366,501	$168,257	$228,108
Cost of revenues	(116,943)	(198,550)	(281,106)	(129,446)	(168,803)
Gross profit	11,554	42,462	85,395	38,811	59,305
Selling and marketing expenses	(1,032)	(2,056)	(4,102)	(1,700)	(3,083)
General and administrative expenses	(2,243)	(6,356)	(9,799)	(4,138)	(5,932)
Other operating income (expenses)	706	(499)	(549)	(246)	1,122
Income from operations	8,985	33,551	70,945	32,727	51,412
Interest income (expense), net	(1,241)	(1,901)	(1,735)	26	(4,490)
Other income (expense)	(3)	(86)	4	—	—
Exchange differences	(32)	741	357	270	(530)
Income from continuing operations(1)	7,709	32,305	69,571	33,023	46,392
Provision for income taxes	(630)	(4,198)	(10,582)	(5,027)	(8,937)
Earnings in equity investments	260	266	67	(101)	—
Minority interest	—	47	(371)	8	(618)
Net income from continuing operations	7,339	28,420	58,685	27,903	36,837
Net income (expense) from discontinued operations	(862)	(4,104)	233	106	—
Net income	6,477	24,316	58,918	28,009	36,837
Earnings per share
Earnings per ordinary share:
Basic	0.07	0.27	0.40	0.20	0.25
Diluted	0.07	0.27	0.40	0.20	0.25
Weighted average ordinary shares outstanding:
Basic	86,447,932	91,315,420	145,954,406	141,898,503	150,000,000
Diluted	86,447,932	91,315,420	145,954,406	141,898,503	150,000,000
(1)	Income from continuing operations is before provision for income taxes, earnings in equity investments and minority interest.

	As of December 31,			As of June 30,
(in thousands)	2004	2005	2006	2007
Consolidated balance sheet data
Cash and cash equivalents	$2,465	$10,475	$23,505	$32,069
Restricted cash	17,683	35,437	55,657	91,499
Trade receivable, net	34,078	34,054	56,947	110,203
Advances to suppliers	16,465	13,598	15,684	17,911
Inventory	28,468	75,892	86,562	128,303
Total current assets	110,641	175,551	248,719	392,117
Property and equipment, net	24,830	82,301	153,143	170,867
Acquired intangible assets	—	325	231	189
Total assets	147,848	272,041	413,334	577,537
Accounts payable	48,271	65,796	112,806	195,970
Borrowings – due within one year	49,417	76,654	104,967	135,492
Total current liabilities	124,511	170,304	259,859	364,875
Total liabilities	124,789	215,155	314,371	438,253
Minority interest	—	996	2,813	3,431
Total shareholders’ equity	23,059	55,890	96,150	135,853
Total liabilities, minority interest, and shareholders’ equity	$147,848	$272,041	$413,334	$577,537

	For the year ended December 31,			For the six months ended June 30,
Year ended December 31,	2004	2005	2006	2006	2007
Selected consolidated operating data
API net revenues (in thousands)	$105,918	$194,858	$299,158	$141,611	$146,460
Sales volume (tonnes)	143,139	203,359	288,116	$143,531	135,853
Average selling price	$740	$958	$1,038	$987	$1,078
Non-API net revenues (in thousands)	$6,606	$15,465	$41,311	$14,521	$65,792
Sales volume (tonnes)	7,820	11,069	22,910	6,923	42,624
Average selling price	$845	$1,397	$1,803	$2,098	$1,544

Management’s discussion and analysis of financial
condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled ‘‘Selected consolidated financial and operating data’’ and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contain forward-looking statements relating to events that involve risks and uncertainties. Our actual results and timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under ‘‘Risk factors’’ or elsewhere in this prospectus.

Various changes in ownership interests occurred in 2004, which were accounted for as transactions among shareholders with no push down of the investors’ basis into the financial statements of WSP China under Emerging Issues Task Force Topic, EITF D-97, ‘‘Push Down Accounting’’. Various transactions occurred between June 12, 2006 and December 1, 2006 by which Mr. Piao, through his ownership interest in EMH, became the indirect controlling shareholder of WSP China, or the 2006 transactions. These transactions were accounted for as a recapitalization with no step up in basis. See ‘‘Corporate structure’’ and note 1 to the consolidated financial statements included elsewhere in this prospectus for more details on the accounting treatment relating to the 2004 and 2006 transactions.

Overview

We are a leading Chinese manufacturer of seamless OCTG, including casing, tubing and drilling pipes used for oil and natural gas exploration, drilling and extraction. We sell our products in both the domestic and international markets. Domestically, we target sales of our products primarily at leading Chinese oil companies. In 2006, we were the third largest OCTG supplier to China National Petroleum Corporation, or CNPC. In addition, we are a major PRC exporter of seamless OCTG, accounting for over 15% of OCTG exports from China in 2006, according to Preston. Internationally, we have established an extensive overseas customer base, covering oilfields in North America, the Middle East, Asia, Africa and Russia.

We offer a comprehensive range of seamless OCTG products to our customers. Our product portfolio can generally be divided into API products, which are products manufactured according to the standards formulated by the American Petroleum Institute, and non-API products, which are products manufactured at a higher standard and tailor-made to meet our customers’ specifications. In 2004, 2005, 2006 and the six months ended June 30, 2007, sales of non-API products accounted for 5.1%, 6.4%, 11.3% and 28.8%, respectively, of our net revenues. For the same periods, sales of API products accounted for 82.4%, 80.8%, 81.6% and 64.2%, respectively, of our net revenues.

We have grown significantly since our inception in 1999. As of December 31, 2004, 2005 and 2006 and June 30, 2007, our annual production capacities of seamless OCTG were 220,000 tonnes, 310,000 tonnes, 452,000 tonnes and 572,000 tonnes, respectively. We plan to further expand our manufacturing facilities by constructing a new drill line and a new threading pipe line in Wuxi, China and a new threading line in Vancouver, Canada. In 2004, 2005 and 2006, our net revenues were $128.5 million, $241.0 million and $366.5 million, respectively, representing a CAGR of 68.9%. In the same periods, our net income was $6.5 million, $24.3 million and $58.9 million, respectively, representing a CAGR of 201.6%. Our net revenues increased by 35.6% from $168.3 million in the six months ended June 30, 2006 to $228.1 million in the six months ended

June 30, 2007 and our net income increased by 31.5% from $28.0 million in the six months ended June 30, 2006 to $36.8 million in the six months ended June 30, 2007.

Factors affecting our results of operations

Demand for seamless OCTG in the domestic and export markets

Domestic demand for our products is largely driven by the growth of the oil and gas industry in China. According to Preston, China’s strong demand for oil and gas has resulted in significant increases in drilling activities in China, leading to a greater demand for seamless OCTG. According to Preston, China’s seamless OCTG consumption grew at a CAGR of 12.2% between 2002 and 2006.

China has become a net exporter of seamless OCTG since 2005. According to Preston, China will remain a net exporter of seamless OCTG products from 2006 to 2010. However, China will remain a net importer of non-API OCTG during the same period. North America, Russia and the Middle East are other important seamless OCTG markets. According to Preston, the aggregate OCTG consumption in those regions grew at a CAGR of 36.6% between 2002 and 2006. With existing and conventional reservoirs gradually being exhausted, major oil and gas exploration and production companies have significantly shifted their exploration and development focus to non-conventional deep-water oil sources and non-conventional gas sources. The shift to more challenging operating conditions have increased demand for high quality seamless OCTG.

Our business is driven in part by demand from the industry. In 2005, our net revenues increased by 87.6% compared to 2004, and the volume of our products sold increased by 45.2% compared to 2004. In 2006, our net revenues increased by 52.1% compared to 2005, and the volume of our products sold increased by 35.9% compared to 2005. For the six months ended June 30, 2007, our net revenues increased by 35.6% compared to the six months ended June 30, 2006, and the volume of our products sold increased by 20.2% compared to the six months ended June 30, 2006. In 2004, 2005, 2006 and the six months ended June 30, 2007, approximately 30.7%, 41.2%, 50.9% and 61.8%, respectively, of our net revenues were derived from export sales.

We sold indirectly a portion of our products to Sanctions Targets in the three years ended December 31, 2006 and in the six months ended June 30, 2007. See ‘‘Risk factors — Risks relating to our business – We may be unable to prevent possible resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to distributors over which we have limited control.’’ In 2004, 2005, 2006 and the six months ended June 30, 2007, we did not have any direct sales to Sanctions Targets. To the best of our knowledge, in 2006 and the six months ended June 30, 2007, our indirect sales to Sanctions Targets, including Burma, Cuba, Sudan and Syria, accounted for approximately 9% and 6%, respectively, of our net revenues. In connection with this offering, we have decided to take steps to cease indirect sales of our products to Sanctions Targets. Although we will experience loss of sales in those regions, we do not expect such loss of sales to have a material adverse effect on our results of operations due to our strong growth in overseas sales in regions that are not Sanctions Targets.

Supply of raw materials

Our primary raw materials consist primarily of round steel billets and green pipes. Due to increasing market demand, supply of round steel billets became tight in the market and the prices of billets and green pipes increased significantly in 2003 and 2004. As a result of government controls and as more steel supplies became available, the prices of billets and green pipes decreased slightly in 2005 and 2006, but remained stable in the six months ended June 30, 2007. However, we have experienced an increase in steel prices in the third quarter of 2007.

We purchase round steel billets directly from suppliers. In order to secure a steady supply of round steel billets, we have entered into long-term arrangements with two major suppliers. In August 2006, we entered into a three-year framework arrangement with Nanjing Iron & Steel United Co., Ltd., or Nanjing Steel, under which we agreed to order from Nanjing Steel, and Nanjing Steel agreed to supply us 200,000 to 300,000 tonnes of round steel billets per year. In December 2006, we entered into a five-year cooperation agreement with Wuxi Xuefeng Steel Co. Ltd., or Wuxi Xuefeng, under which Wuxi Xuefeng is committed to supply us 300,000 to 600,000 tonnes of round steel billets per year. The prices of the billets under these arrangements will be adjusted periodically according to the prevailing market price. Nanjing Steel and Wuxi Xuefeng accounted for 21.7% and 45.0%, respectively, of the total round steel billets supplied to us in the six months ended June 30, 2007.

We purchase green pipes from other manufacturers. We also provide round steel billets to sub-contractors to be further processed into green pipes. Starting from 2006, we have significantly reduced our reliance on green pipe suppliers by expanding our in-house manufacturing capabilities of green pipes. In April 2006, we acquired a 70% equity interest in Jiangsu Fanli Pipe Co., Ltd., or Jiangsu Fanli, which has an annual production capacity of 100,000 tonnes of green pipes. In January 2007, we began production of green pipes at our new hot-rolling-pipe plant in Wuxi with an annual production capacity of 450,000 tonnes. In July 2007, we commenced operation of our new hot-rolling pipe production line in Jiangsu Fanli, which has an annual production capacity of 100,000 tonnes of green pipes. Our production of green pipes allows us to monitor the quality of our green pipes without having to rely on the quality assurances of other manufacturers or suppliers. By producing green pipes in-house, we have streamlined our in-house production process and shortened the production cycle of our OCTG.

Production capacity

As of June 30, 2007, our key operating assets included eight threading lines and one drill pipe production line with a total annual production capacity of approximately 572,000 tonnes of seamless OCTG. We have expanded our production capacity significantly in the past few years. As of December 31, 2004, 2005 and 2006, our production capacities of seamless OCTG were 220,000, 310,000 and 452,000 tonnes, respectively. Our annual production capacity is the maximum production capacity that can be achieved at the optimal level of operations of our production lines, calculated using an estimated product mix for each production line. See ‘‘Business — Manufacturing.’’ Our overall capacity utilization rate is not comparable from year to year due to the fact that our actual output from each production line reflects the actual product mix produced from a particular line, which differs from estimated product mix because the types of products we actually produce are based on customer specifications. We expect to continue to increase our production capacity in the future as part of our facilities expansion.

Pricing

In determining product pricing, we primarily consider factors including projected overall market price levels, costs and customer recognition of competing products. Consistent with industry trend, we increased our overall prices of API products in the PRC domestic market in April 2004 due to strong demand and increases in raw material prices. The domestic prices of our API products are generally set based on the prevailing domestic market prices, which are usually the prices at which CNPC, the largest owner of oilfields in China, purchases from its major suppliers.

Our export prices are usually set based on the prevailing international market prices, which are typically higher than our domestic prices. The prices of our OCTG are competitive with those charged by our international competitors.

The average sales price for our API products increased in 2005, 2006 compared to 2004 due to strong demand for OCTG products, an overall domestic price increase in April 2004, as well as our change in product mix to produce more high-end API products. The average sales price for our non-API products increased in 2005 and 2006 due to strong demand and market acceptance of our products, which allowed us to raise our prices. The average sales price for our non-API products decreased in the six months ended June 30, 2007 compared to the same period in 2006 due to increased sales of certain lower priced non-API products in 2007. Export prices increased in 2004 and continued to increase in 2005, 2006 and the six months ended June 30, 2007, primarily due to overall increases of prevailing international market prices resulted from higher demand for seamless OCTG as new gas and oil fields were being developed and increased drilling and exploration activities in more challenging conditions.

Product mix and geographical distribution

Our gross margin and operating margin are substantially affected by our product mix, particularly with respect to API and non-API products. Our non-API products are generally non-standard products with customized specifications that are developed to meet special needs, such as improved strength, higher corrosion resistance, improved sealing and premium connectors, among others. Because non-API products typically command a price premium compared with API products, our gross margin and operating margin will increase if a higher percentage of our net revenues are derived from sales of non-API products. In 2004, 2005, 2006 and the six months ended June 30, 2007, our sales of non-API products accounted for 5.1%, 6.4%, 11.3% and 28.8%, respectively, of our net revenues. Our API products accounted for 82.4%, 80.8%, 81.6% and 64.2%, respectively, of our net revenues during the same periods. In recent years, sales of our non-API products have significantly increased. The following table sets forth sales volume and average selling prices of our API and non-API products for the periods indicated.

	For the year ended December 31,			For the six months ended June 30,
	2004	2005	2006	2006	2007
API
Sales volume (tonnes)	143,139	203,359	288,116	143,531	135,853
Average selling price	$740	$958	$1,038	$987	$1,078
Non-API
Sales volume (tonnes)	7,820	11,069	22,910	6,923	42,624
Average selling price	$845	$1,397	$1,803	$2,098	$1,544

We generate revenues from both domestic and export sales. Domestically, we have been a major player in the seamless OCTG market. Our domestic sales decreased in the six months ended June 30, 2007 as compared to the six months ended June 30, 2006 due to an increase in the amount of our products allocated for export sales. In recent years, we have devoted efforts to expand our export sales and our international presence because export prices are generally higher than domestic prices for the same products and exports provide us with revenue diversification and allow us to build global brand recognition. Net revenues from export sales accounted for 30.7%, 41.2%, 50.9% and 61.8% of our net revenues in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively. These increases are due primarily to higher demand for our products as we built up international recognition of our products. We rely mainly on distributors and agents to sell our products to oil and gas fields overseas. We intend to continue to increase our sales in overseas market and develop our ability to conduct direct sales overseas. The following table sets forth the sales volume and average selling prices of our domestic and export sales for the periods indicated.

	For the year ended December 31,			For the six months ended June 30,
	2004	2005	2006	2006	2007
Sales volume (tonnes)	174,251	253,043	343,846	164,887	198,233
Domestic	127,049	157,848	187,688	106,734	87,255
Export	47,202	95,195	156,158	58,153	110,978
Average selling price	$737	$952	$1,066	$1,020	$1,151
Domestic	$700	$897	$959	$957	$998
Export	$837	$1,044	$1,194	$1,137	$1,271

Overview of financial results

Net revenues

Our net revenues primarily consist of sales of OCTG products. Our OCTG products fall into two categories, API products and non-API products. Our primary OCTG products consist of tubing, casing and drill pipes. See ‘‘—Factors affecting our results of operations’’ for details on our product mix. We also generate, to a lesser extent, revenues from other non-OCTG pipe products, such as green pipes, which are semi-finished pipes that can be further processed into end-products. Our net revenues are net of business taxes. The following table sets forth the net revenues of our API, non-API and other products for the periods indicated.

	For the year ended December 31,			For the six months ended June 30,
(in thousands)	2004(1)	2005(1)	2006(1)	2006(2)	2007(2)
API	$105,918	$194,858	$299,158	$141,611	$146,460
Non-API	6,606	15,465	41,311	14,521	65,792
Others	15,973	30,689	26,032	12,125	15,856
Total	$128,497	$241,012	$366,501	$168,257	$228,108
(1)	Derived from audited consolidated financial statements.
(2)	Derived from unaudited condensed consolidated financial statements.

We generate revenues from both domestic and export sales. We have built an extensive customer base, covering customers located in the PRC, as well as in North America, the Middle East, Asia, Africa and Russia. We determine the geographical market of our net revenues based on the location of the initial purchasers of our products. Initial purchasers of our export sales are mainly distributors. The following table sets forth the break down of our net revenues by geographic market for the periods indicated.

	For the year ended December 31,			For the six months ended June 30,
(in thousands)	2004(1)	2005(1)	2006(1)	2006(2)	2007(2)
Net revenues
Domestic
PRC	$88,994	$141,655	$179,989	$102,136	$87,037
Export
Malaysia	115	17,689	47,086	22,972	3,277
South Korea	8,457	25,444	7,359	2,594	12,772
Rest of Asia	6,160	13,497	37,756	19,076	42,699
Total Asia	14,732	56,630	92,201	44,642	58,748
United States	6,591	17,759	55,683	13,477	67,705
Canada	15,040	12,756	15,160	4,451	1,300
Total North America	21,631	30,515	70,843	17,928	69,005
Others	3,140	12,212	23,468	3,551	13,318
Total export	$39,503	$99,357	$186,512	$66,121	$141,071
(1)	Derived from audited consolidated financial statements.
(2)	Derived from unaudited condensed consolidated financial statements.

Cost of revenues

Our cost of revenues consists primarily of our manufacturing costs adjusted for the movement in inventory. Our manufacturing costs include primarily the costs of raw materials used to manufacture our products, most significantly, green pipes and round steel billets. Green pipes have accounted for a significant portion of our raw materials costs in the past. By using green pipes produced by our subsidiary Jiangsu Fanli and our new hot-rolling pipe plant, costs of round steel billets will become the primary component of our costs of raw materials. The remaining components of our manufacturing costs include shipping and handling costs, labor, utility, depreciation, VAT and miscellaneous expenses such as overhead costs , maintenance costs and sundry costs. Labor costs consist of wages, salaries and employee benefits such as medical insurance, housing subsidies, unemployment insurance and pension benefits for our production workers. Depreciation includes charges on our machinery and equipment for the production of our goods.

We incur significant shipping and handling costs in connection with the shipping of our products to our customers located in other parts of China and overseas. We usually deliver our finished products to customers in China by train or by truck in circumstances requiring urgent delivery. Our overseas deliveries are primarily made by ship. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay for shipping of the goods to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and shipping from the port of destination to the factory. We engage a number of overseas shipping agents to transport our finished products overseas. The shipping and handling costs were $5.0 million, $8.4 million, $15.5 million and $10.2 million in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively.

Value-added tax, or VAT, in China is charged on sales based on the selling price of our products to customers at a general rate of 17%. We are deemed to have paid a 4% VAT based on the general rate minus a 13% VAT refund on export sales, which we are entitled to receive immediately upon filing the VAT returns. The 4% VAT is recorded as a cost of revenues.

Operating expenses

Our operating expenses include selling and marketing expenses and general and administrative expenses.

Selling and marketing expenses

Selling and marketing expenses primarily include salary and benefits and samples, promotion and marketing expenses, which also include commissions or service fees to sales agents.

We generally sell our products directly to oilfields in China through our four sales offices located in the Daqing, Changqing, Xinjiang and Sichuan oilfields, which cover all major oilfields in the PRC. Internationally, we have sold our products through distributors and sales agents. We sell directly to our distributors, who interact independently with the end-customers. From time to time, we also use sales agents in our domestic sales. In respect of sales agents, we usually pay them a commission or a service fee. The fees paid to our sales agents are included in our samples, promotion and marketing expenses.

Our selling and marketing expenses also include costs of product warranties. In connection with the warranties relating to our products, we provide a warranty to customers that our products will meet the stated functionality as agreed to in each sales contract. We provide for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims. We have not had material defective product issues and even if defects in our products occur, such defects usually become evident within the first few months of sales.

General and administrative expenses

General and administrative expenses comprise primarily of salaries and benefits, professional fees, guarantee fees and business travel expenses. Our general and administrative expenses have increased since 2004, due primarily to increases in the number of our administrative staff as well as their salaries and benefits. We expect our general and administrative expenses to increase as we recruit additional personnel and incur expenses to support our operations as a public company, including compliance-related costs. However, we expect our general and administrative expenses to decrease as a percentage of net revenues as we achieve greater scale.

Research and development expenses

Our research and development expenses are allocated to cost of revenues and other operating expenses, depending on whether the costs are related to the design, production, testing or enhancement of our products and manufacturing process and the personnel who participate in the research and development projects. The OCTG industry in which we operate is characterized by rapid development and increasing demand for non-API products. In 2004, 2005, 2006 and the six months ended June 30, 2007, we did not have a separate department for research and development, even though many employees have devoted part of their time in research and development activities. We expect to incur research and development expenses of approximately $0.7 million in the second half of 2007 as we have established our research and development department in July 2007. We expect to incur more research and development expenses in the future as we devote greater resources to improving our technical know-how in OCTG production, in particular relating to the production of non-API products.

Other operating income (expense)

Other operating income (expense) primarily includes income or expense from sales of scrap steel and defective pipes from our production. We do not expect that other operating income (expense) will be material in our business.

Discontinued operations

Prior to September 22, 2006, we were engaged, through our subsidiary Hailong Drill Pipe, in the business of research and development of drill pipe technology and the production and sales of drill pipes and accessories. In order to streamline our business, in September 2006, we sold our 51% equity interest in Hailong Drill Pipe to Shanghai Hailong Oil Equipments Company Limited, or Shanghai Hailong.

On December 13, 2005, we completed winding up of our wholly-owned subsidiary, Tangshan Huayi Steel Co., Ltd., or Tangshan Huayi, a company in the business of producing and distributing steel related products. We decided to discontinue this business due to changes in the operating environment of the steel industry, unfavorable government policies and our ability to procure raw materials from other sources.

The following table sets forth operating results from the discontinued operations included in our consolidated statements of operations for the periods indicated.

	For the year ended December 31,			For the six months ended June 30,
(in thousands)	2004(1)	2005(1)	2006(1)	2006(2)	2007(2)
Revenues from discontinued operations	$12,121	$19,746	$6,868	$2,567	—
Pre-tax income from discontinued operations	(862)	(1,631)	693	208	—
Income from discontinued operations, net of tax	$(862)	$(4,257)	$572	$208	—
(1)	Derived from audited consolidated financial statements.
(2)	Derived from unaudited condensed consolidated financial statements.

The operating results from the discontinued operations reflect 100% of Tangshan Huayi’s operations for the period from January 1, 2004 to December 13, 2005, and 100% of Hailong Drill Pipe’s operations for the period from August 30, 2005, the date of its incorporation, to September 21, 2006.

Taxation

PRC enterprise income tax is generally assessed at the rate of 33% of taxable income. For the years 2000 to 2004, we benefited from certain tax policies that have reduced our income tax expenses and thus increased our profit after tax. As a foreign-invested enterprise and a qualified high and new technology enterprise located in the Wuxi National High-Tech Industrial Development Zone, WSP China is subject to a preferential FEIT of 15%. Under the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, or the Income Tax Law, starting on the first profitable year after deducting all tax losses carried forward from the previous five years, WSP China was entitled to a full exemption from the FEIT for two years and a 50% reduction in the FEIT for the three subsequent years. WSP China’s first profitable year after deducting all tax losses carried forward from the previous five years was 2000. Accordingly, WSP China’s FEIT rate for the years ended December 31, 2000 and 2001 was nil and for the years ended December 31, 2002, 2003 and 2004 was 7.5%. For the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007, WSP China’s FEIT rate was 15%. WSP China’s effective tax rate was 8.2%, 13.0%, 15.2% and 19.3% for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007, respectively. Except as disclosed below, we have made all the required tax filings and have paid all outstanding tax liabilities with the relevant tax authorities.

In the fourth quarter of 2006, we moved a part of WSP China’s operations outside of the Wuxi National High-Tech Industrial Development Zone. We are currently registering the new facilities with the local authorities as a local branch. Although WSP China has not been required by the local tax bureau to pay an FEIT tax rate of more than 15% for the income generated from the new facilities, the new facilities may not be entitled to the preferential FEIT rate. As a result, our new facilities may be subject to the non-preferential FEIT rate which is currently 27% for enterprises located in certain costal regions, including Wuxi. The difference between 27% and 15% is reflected as a cumulative adjustment of $83,000 for unrecognized tax benefits under Interpretation No. 48 ‘‘Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109’’, or FIN No. 48, issued by FASB, which we have adopted since January 1, 2007. We recorded an increase in the unrecognized tax benefit balance by $750,000 for the six months ended June 30, 2007.

In March 2007, the PRC National People’s Congress adopted the Enterprise Income Tax Law, which will become effective on January 1, 2008. Under the new tax law, a unified enterprise income tax rate of 25%, a unified deduction measure and standard and unified tax preferential treatment, will be applied to both domestic enterprises and foreign-invested enterprises. However, there would be a five-year transition period for those enterprises which were established prior to the passing of the new tax law and which are enjoying a preferentially lower income tax rate.

According to the new tax law, entities that qualify as high and new technology companies supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. However, as the definition of a ‘‘high and new technology enterprise supported by the state’’ under the new tax law has not been provided, it is uncertain whether WSP China may qualify for the reduced tax rate of 15% going forward. If WSP China does not qualify, its income tax rate will gradually increase from the current 15% to the uniform tax rate of 25% from 2008 to 2012. In the computation of the deferred balances as of June 30, 2007, we used the new statutory rates of 25% or, where applicable, the gradual increase in rates under the transition rules, for the PRC entities.

In addition, according to the new tax law, a ‘‘resident enterprise,’’ which includes an enterprise established outside of China with management located in China, will be subject to PRC income tax of its global income. If the PRC tax authority subsequently determines that WSP should be deemed a resident enterprise, then WSP’s global income will be subject to PRC income tax at a tax rate of 25%. The exemption of 20% withholding tax on dividends distributed by foreign-invested enterprises to their foreign investors under the current tax laws may no longer be available under the new tax law, which may subject any dividends WSP Holdings pays to its investors who are not PRC residents to withholding tax. Since the new law has only been adopted recently, there is uncertainty as to how this law should be interpreted or implemented.

For a discussion on VAT, see ‘‘—Overview of financial results—Cost of revenues.’’

Critical accounting policies

We prepare our financial statements in conformity with U.S. GAAP, which require us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Accounting for changes in ownership

The 2004 Transactions

In November 2004, UMW ACE entered into equity interest transaction agreements whereby UMW ACE acquired a controlling interest in WSP China from Wuxi Longhua, King Partners Limited and Quanhua Material. We considered whether this change in ownership of WSP China required the push down of the investors’ basis into the financial statements of WSP China. We concluded that at the time of the November 2004 transaction, Mr. Piao and UMW ACE were not a collaborative group for the purposes of EITF D-97, ‘‘Push Down Accounting’’. Therefore, the various changes in ownership interest had no effect on the financial statements of WSP China or WSP Holdings.

The 2006 Transactions

After a series of related and anticipated transactions between the two continuing ultimate shareholders, Mr. Piao and UMW, in which their relative interests changed, WSP Holdings became the ultimate holding company of WSP China. We considered whether these transactions were ones in which there was an accounting acquirer requiring the application of purchase accounting and, if so, to what extent the assets and liabilities of WSP China should be increased to their fair value at the date of acquisition. We determined that these transactions should be accounted for as a recapitalization of WSP China with no step up in basis as the same shareholder group had effective control of the combined entities before and after the transaction and the combination has been accounted for as if WSP China rather than FSHL was the accounting acquirer under paragraph 17 of Statement of Financial Accounting Standard, or SFAS, No. 141, ‘‘Business Combination.’’

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement with the customer exists, the product is shipped and title has passed provided that we do not have significant post delivery obligations, the amount due from the customer is fixed or determinable, and collectibility is reasonably assured. There is no significant customer acceptance process. We assess whether the amount due from the customer is fixed or determinable based on the payment terms of the agreement. We assess collection based on a number of factors, including past transaction history with the customer and creditworthiness of the customer.

Our net revenues are presented net of applicable business taxes. Business taxes were approximately $10,000, $41,000, $112,000 and $132,000 in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively.

Warranty

We sell the majority of our products to customers along with unconditional repair or replacement warranties for a 12-month period from the date of purchase.  We determine the estimated liability for warranty claims based on our experience of the amount of claims actually made.  It is reasonably possible that our estimate of the accrued product warranty claims will change in the near term.  Estimated costs for product warranties are recognized at the time revenue is recognized. The aggregate product warranty liabilities were approximately $26,000, $6,000, $108,000 and $246,000 in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets.

Impairment of goodwill

Goodwill is not amortized but tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The first step for testing goodwill impairment is by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

The allowance for doubtful accounts is our estimate of the amount of probable credit losses in our existing accounts receivable. We consider factors such as customer credit-worthiness, past transaction history with the customer and current economic industry trends when we determine the collectibility of specific customer accounts. Allowance for doubtful accounts for accounts receivable was $0.8 million, $0.9 million, $0.5 million and $0.4 million in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively.

We have a factoring program with certain financial institutions to sell, with recourse, certain eligible trade receivables up to certain pre-determined limits. As receivables transferred to the financial institutions are collected, we may transfer additional receivables up to the predetermined facility limit. Gross receivables transferred to the financial institutions amounted to $9.3 million, $15.9 million, $11.7 million and $6.1 million in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively. We have the right, and is obligated, to repurchase transferred receivables under the program and these transactions do not qualify as sales under U.S. GAAP. Our outstanding balances of receivables pledged to the financial institutions were $9.3 million, $6.2 million, nil and $6.1 million as of December 31, 2004, 2005, 2006 and June 30, 2007, respectively, which were included in accounts receivables in our balance sheets as of the respective dates. In addition to factoring, we also have bills receivable endorsed to suppliers with recourse in the amount of $7.1 mllion, $7.9 million and $13.5 million as of December 31, 2005 and 2006 and June 30, 2007, respectively.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method. Cost comprises direct materials and where applicable, direct labor costs, toll manufacturing costs and overhead that has been incurred in bringing the inventories to their present location and condition. Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.

Share-based compensation expenses

On August 24, 2007, our board of directors adopted the 2007 share incentive plan and awarded options to our directors, officers, employees and consultants to purchase an aggregate of 5,206,000 ordinary shares, at an exercise price of $4.00 per share. We have determined, with assistance of American Appraisal China Limited, an independent third party, that the fair value of the option as of the date of grant at August 24, 2007 was $0.83 per option. We calculated the fair value of our ordinary shares to be $3.8078 per share.

We use the Black-Scholes option pricing model to determine the fair value of our options. The significant assumptions used in the Black-Scholes model included: expected life of 3 years; risk-free interest rate of 4.31%; dividend yield of 4.38%; and volatility of 39.4%. The determination of the fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by our share price as well as assumptions regarding a number of complex and subjective variables, including our expected share price volatility over the term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends.

When estimating the fair value of our ordinary shares, both internal and external sources of information are reviewed. As we have historically been a private company, the sources utilized to determine the fair value of the underlying shares at the date of measurement are subjective in nature.

For our August 2007 option grants, the estimated fair value of our ordinary shares was based (i) financial condition as of the date of the grant and (ii) operating history. This valuation was based on a combination of a market approach and income approach.

The market approach focuses on comparing our company to comparable publicly traded companies. In applying this method, valuation multiples are: (i) derived from historical operating data of comparable companies; (ii) evaluated and adjusted, if necessary, based on the strengths and weaknesses of our company relative to the selected guideline companies; and (iii) applied to the appropriate operating and future projected financial data of our company to arrive at an indication of fair market value for our company’s equity.

In the income approach, equity value is dependent on the present value of future economic benefits such as cost savings, periodic income, or revenues. Indications of equity value are developed by discounting future net cash flows to their present value at a discount rate that reflects both the current return requirements of the market and the risks inherent in the specific investment. A discount rate is the expected rate of return that an investor would theoretically need to give up by investing in our company instead of in available alternative investments that are comparable in terms of risk and other investment characteristics. In most circumstances, the discount rate is the weighted average cost of capital, which takes into account the cost of equity and the cost of debt. For this method, we used a discount rate of 16%. Our cost of equity was derived using the Capital Asset Pricing Model, which takes into account the risk-free interest rate and a required risk premium. Our required risk premium takes into account the equity risk premium, a small stock premium and a country risk premium for China.

Based on the above methods, we determined an equity value of our company using an weighted average and taking into account a lack of marketability discount of approximately 7.76% due to our status as a private company.

Assuming no forfeitures, our total share-based compensation expenses for future periods in respect of the equity awards that we have granted to date are $4.3 million amortized over two years.

The estimated fair value of our ordinary shares increased from $3.8078 as of August 24, 2007 to $5.75, the midpoint of the estimated range of the initial public offering price. We believe the increase in fair value is primarily attributable to the following factors:

1.	We have continued to improve our product mix. For the three months ended September 30, 2007, non-API products accounted for 33.3% of our net revenues as compared to 28.2% for the three months ended June 30, 2007.

2.	We made further progress in our research and development. In October 2007, we began the construction of an anti-H2S research laboratory, which is expected to be completed in early 2008, for testing and development of anti-H2S and anti-CO2 corrosion features of our products. In October 2007, we filed two patent applications in the PRC relating to our oil tube connectors.

3.	We made further developments in the promotion and marketing of our non-API products. In October 2007, we began discussion with Talimu Oilfield in northwest China after their inspection of our plant and facilities regarding their purchases of high-end non-API products. The successful development of a business relationship with Talimu Oilfield could lead to large volume orders of our high-end non-API products. In October 2007, we were invited among selected OCTG manufacturers to participate in a bidding for 3-Cr and 13-Cr product orders by CNOOC. Winning the bid could lead to large volume orders of our latest non-API products.

4.	Production of green pipes from our hot rolling pipe production line in Wuxi increased significantly in the three months ended September 30, 2007 from the three months ended June 30, 2007. Our average production volume from this major green pipe production line increased to an average of 18,725 tonnes per month in the three months ended September 30, 2007 from an average of 17,274 tonnes per month in the three months ended June 30, 2007.

5.	After August 24, 2007, the valuation multiples of our comparative companies increased. Such increase has a positive impact on our valuation based on market approach.

6.	Furthermore, in determining the fair value of our ordinary shares on August 24, 2007, we have applied:

•	an additional risk premium in the discount rate to account for company specific risks. The specific risk premium is applied in August 24, 2007 valuation when the risk and return of the option holder correlates highly to the risk of the company. When estimating the range of the initial public offering price, the specific risk premium is being diversified and eliminated when the risk and return consideration of an investor is in a portfolio context; and

•	a discount on lack of marketability to account for non-public price discount in August 2007, which will not be applied in estimating the range of the initial public offering price.

If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we decide to use a different valuation model, our share-based compensation in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, which are characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair value of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may be significantly different from the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based compensation awards, such as employee share options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair value originally estimated on the grant date and reported in our financial statements. Alternatively, values that are significantly higher than fair values originally estimated on the grant date and reported in our financial statements may be realized from these instruments. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

The guidance provided in SFAS 123(R) and Staff Accounting Bulletin No. 107 is relatively new. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimates of share-based compensation awards. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Internal control over financial reporting

We and our auditors, an independent registered public accounting firm, in connection with the audits of our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, identified two ‘‘material weaknesses’’ in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States). The material weaknesses identified related to (i) our inadequate accounting personnel with a good understanding of U.S. GAAP and reporting requirements of the SEC, and (ii) our lack of a comprehensive accounting policies and procedures manual. In addition, our auditors also identified a significant deficiency relating to the lack of certain accounting controls in Jiangsu

Fanli. If we had performed a thorough assessment of our internal control over financial reporting or if our independent registered public accounting firm had performed an audit of our internal control over financial reporting, additional material weaknesses and significant deficiencies might be identified.

To addess the deficiencies that have been identified, we have hired an internal audit manager with experience in internal controls, as well as an outside consulting firm to assist in our internal control compliance efforts. We are in the process of implementing a number of other measures to address the deficiencies, including: (i) hiring a reporting manager with a good knowledge of U.S. GAAP and SEC reporting requirements, (ii) compiling an accounting policies and procedures manual, to be supplemented or revised from time to time, and enhancing training of our accounting and financial reporting staff and (iii) devoting additional personnel to our financial closing at each period end as well as establishing closing and reporting procedures and standards. We are working to complete these measures during 2007, although our success will depend upon the availability of appropriate candidates for financial controller position in the market place.

Internal control over distribution of our products

We indirectly sold a portion of our products to Sanctions Targets in the three years ended December 31, 2006 and the six months ended June 30, 2007. We plan to adopt a written policy to prevent future direct or indirect sales to Sanctions Targets, and we are in the process of implementing measures to prevent any such sales and resales. We have begun to implement internal control mechanisms to monitor the identity of our end customers, which include: (i) undertaking a review of all our contracts with our distributors; (ii) contractually limiting each of our distributors to specific sales territories and excluding countries or territories that are Sanctions Targets and (iii) requiring all of our distributors to covenant with us that they will not resell any of our products to any Sanctions Targets. We also plan to impose on our distributors periodic reporting obligations on the destination and end customers of our products. However, we cannot guarantee that our measures will be able to prevent all future sales or resales of our products to Sanctions Targets. See ‘‘Risk factors — Risks relating to our business – We may be unable to prevent possible resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to distributors over which we have limited control.’’

Results of operations

The following table summarizes the results of our operations for the periods indicated:

	For the year ended December 31,						For the six months ended June 30,
(in thousands, except percentages)	2004		2005		2006		2006		2007
Consolidated income statement data:
Net Revenues	$128,497	100%	$241,012	100%	$366,501	100%	$168,257	100.0%	$228,108	100.0%
Cost of revenues	(116,943)	(91.0)	(198,550)	(82.4)	(281,106)	(76.7)	(129,446)	(76.9)	(168,803)	(74.0)
Gross profit	11,554	9.0	42,462	17.6	85,395	23.3	38,811	23.1	59,305	26.0
Selling and marketing expenses	(1,032)	(0.8)	(2,056)	(0.9)	(4,102)	(1.1)	(1,700)	(1.0)	(3,083)	(1.4)
General and administrative expenses	(2,243)	(1.8)	(6,356)	(2.6)	(9,799)	(2.7)	(4,138)	(2.5)	(5,932)	(2.6)
Other operating income (expenses)	706	0.6	(499)	(0.2)	(549)	(0.2)	(246)	(0.1)	1,122	0.5
Income from operations	8,985	7.0	33,551	13.9	70,945	19.4	32,727	19.5	51,412	22.5
Interest income (expense), net	(1,241)	(1.0)	(1,901)	(0.8)	(1,735)	(0.5)	26	0.0	(4,490)	(2.0)
Other income (expense)	(3)	(0.0)	(86)	(0.0)	4	0.0	—	—	—	—
Exchange differences	(32)	(0.0)	741	0.3	357	0.1	270	0.2	(530)	(0.2)
Income from continuing operations (1)	7,709	6.0	32,305	13.4	69,571	19.0	33,023	19.6	46,392	20.3
Provisions for income taxes	(630)	(0.5)	(4,198)	(1.7)	(10,582)	(2.9)	(5,027)	(3.0)	(8,937)	(3.9)
Earnings in equity investments	260	0.2	266	0.1	67	0.0	(101)	(0.1)	—	—
Minority interest	—	—	47	0.0	(371)	(0.1)	8	0.0	(618)	(0.3)
Net income from continuing operations	7,339	5.7	28,420	11.8	58,685	16.0	27,903	16.6	36,837	16.1
Net income (expense) on discontinued operations	(862)	(0.7)	(4,104)	(1.7)	233	0.1	106	0.1	—	—
Net income	6,477	5.0	24,316	10.1	58,918	16.1	28,009	16.6	36,837	16.1
(1)	Income from continuing operations is before provision for income taxes, earnings in equity investments and minority interest.

Six months ended June 30, 2006 compared to six months ended June 30, 2007

Net revenues

Our net revenues increased by 35.6% from $168.3 million in the six months ended June 30, 2006 to $228.1 million in the six months ended June 30, 2007.

•	API products. Sales of our API products increased by 3.4% from $141.6 million in the six months ended June 30, 2006 to $146.5 million in the six months ended June 30, 2007 due to increases in average sales price, offset by a decrease in sales volume. Sales volume of our API products decreased by 5.3% from 143,531 tonnes in the six months ended June 30, 2006 to 135,853 tonnes in the six months ended June 30, 2007 due to an increase in production of non-API products, which constituted a larger portion of our production output. The average sales price of our API products increased from $987 per tonne in the six months ended June 30, 2006 to $1,078 per tonne in the six months ended June 30, 2007, primarily due to a change in our product mix as we produced more high-end API products and an increase in our overseas sales, which generally had higher average sales prices than domestic sales.

•	Non-API products. Sales of our non-API products increased by 353.1% from $14.5 million in the six months ended June 30, 2006 to $65.8 million in the six months ended June 30, 2007 due to an increase in sales volume. Sales volume of our non-API products increased by 515.7% from 6,923 tonnes in the six months ended June 30, 2006 to 42,624 tonnes in the six months ended June 30, 2007 due to strong market demand and market acceptance of our products. Average sales price of our non-API products decreased from $2,098 per tonne in the six months ended June 30, 2006 to $1,544 per tonne in the six months ended June 30, 2007 due to increased sales of lower priced non-API products in 2007.

•	Other products. Sales of other products increased by 30.8% from $12.1 million in the six months ended June 30, 2006 to $15.9 million in the six months ended June 30, 2007 due to sales of unfinished products to meet special requirements from our customers.

Net revenues from domestic sales decreased by 14.8% from $102.1 million in the six months ended June 30, 2006 to $87.0 million in the six months ended June 30, 2007. This decrease was primarily due to an increase in the amount of our products allocated for export sales.

Net revenues from export sales increased by 113.4% from $66.1 million in the six months ended June 30, 2006 to $141.1 million in the six months ended June 30, 2007. These increases are primarily due to our increased sales efforts overseas because of the price premium and higher demand for our products in the international market as we gradually gained market recognition. Our export prices are usually set based on the prevailing market prices, which are generally higher than the domestic prices. Therefore, we have increased our export sales and expanded our international presence.

Cost of revenues

Our cost of revenues increased by 30.4% from $129.4 million in the six months ended June 30, 2006 to $168.8 million in the six months ended June 30, 2007. The primary factors driving the increase in our cost of revenues were the increases in raw materials purchases, shipping and handling costs, utility costs, depreciation and labor resulted from our increase in production and commencement of operation of our new threading lines. The prices of raw materials remain stable during these periods. Shipping and handling costs also increased by 64.5% from $6.2 million for the six months ended June 30, 2006 to $10.2 million for the six months ended June 30, 2007. Our cost of revenues as a percentage of net revenues decreased from 76.9% in the six months ended June 30, 2006 to 74.0% in the six months ended June 30, 2007. The decrease was primarily due to increases in the percentage of net revenues derived from non-API products and from international sales, which resulted in the increase of our average selling prices.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 52.8% from $38.8 million in the six months ended June 30, 2006 to $59.3 million in the six months ended June 30, 2007. Our gross margin increased from 23.1% in the six months ended June 30, 2006 to 26.0% in the six months ended June 30, 2007.

Selling and marketing expenses

Our selling and marketing expenses increased by 81.4% from $1.7 million in the six months ended June 30, 2006 to $3.1 million in the six months ended June 30, 2007. The increase was primarily due to increases in salary and benefits of our sales and marketing personnel, offset in part by decreases in samples, promotion and marketing fees and expenses relating to after sales services. We increased sales and marketing efforts, particularly overseas, to promote our products and brand name. Our selling and marketing expenses as a percentage of net revenues increased from 1.0% in the six months ended June 30, 2006 to 1.4% in the six months ended June 30, 2007.

General and administrative expenses

Our general and administrative expenses increased by 43.4% from $4.1 million in the six months ended June 30, 2006 to $5.9 million in the six months ended June 30, 2007. The increase was due to a provision for the guarantee we provided for a bank loan made by Bank of Communications to Huayuan Jiangsu, increases in staff costs, including salaries and benefits, business travel expenses, depreciation and amortization and a provision made under FIN No. 45. Our general and administrative expenses as a percentage of net revenues increased from 2.5% in the six months ended June 30, 2006 to 2.6% in the six months ended June 30, 2007.

Interest expenses, net

We had a net interest income of $26,000 in the six months ended June 30, 2006, compared to a net interest expense of $4.5 million in the six months ended June 30, 2007, due to increased short-term bank loans and additional long-term loans we borrowed from UMW ACE in February 2006, as well as a reduction in the capitalization of interest expense as our hot rolling pipe production line commenced operation in 2007.

Income tax expenses

Our income tax expenses increased from $5.0 million in the six months ended June 30, 2006 to $8.9 million in the six months ended June 30, 2007, due to significant increases in our net revenues and pre-tax income, an increase in our deferred tax due to the new tax rate to be effective on January 1, 2008 and an increase in our proportion of net revenues derived from our new production facility in Wuxi that is subject to a higher income tax rate pursuant to the adoption of FIN No. 48 on January 1, 2007. See ‘‘—Taxation.’’ As a result, our effective tax rate increased from 15.2% in the six months ended June 30, 2006 to 19.3% in the six months ended June 30, 2007.

Net income from continuing operations

As a result of the foregoing, our net income from continuing operations increased by 32.0% from $28.0 million in the six months ended June 30, 2006 to $36.8 million in the six months ended June 30, 2007. Net margin from our continuing operations decreased from 16.6% in the six months ended June 30, 2006 to 16.1% in the six months ended June 30, 2007.

Net income from discontinued operations

We had a net income on discontinued operations of $0.1 million in the six months ended June 30, 2006. We had no income from discontinued operations in the six months ended June 30, 2007.

Net income

As a result of the foregoing, our net income increased by 31.5% from $28.0 million, for the six months ended June 30, 2006 compared with $36.8 million for the six months ended June 30, 2007. Our net margin decreased from 16.6% to 16.1% during the same periods.

2006 compared to 2005 and 2005 compared to 2004

Net revenues

Our net revenues increased by 87.6% from $128.5 million in 2004 to $241.0 million in 2005 and by 52.1% to $366.5 million in 2006 due to the reasons below.

•	API products. Sales of our API products increased by 84.0% from $105.9 million in 2004 to $194.9 million in 2005 and by $53.5% to $299.2 million in 2006 due to increases in sales volume and average sales price. Sales volume of our API products increased by 42.1% from 2004 to 2005 and by 41.7% in 2006 primarily due to strong market demand and our significant capacity expansion in all three years. The average sales price of our API products increased from $740 per tonne in 2004 to $958 per tonne in 2005 primarily due to an overall domestic price adjustment in April 2004. The average sales price increased to $1,038 per tonne in 2006 primarily due to a change in our product mix as we produced more high-end API products and increases in our overseas sales, which generally had higher prices than domestic sales.

•	Non-API products. Sales of our non-API products increased by 134.1% from $6.6 million in 2004 to $15.5 million in 2005 and by 167.1% to $41.3 million in 2006, primarily due to increases in sales volume and average sales price. Sales volume of our non-API products increased by 41.5% from 2004 to 2005 and by 107.0% in 2006 due primarily to strong market demand and market acceptance of our products. Average sales price of our non-API products increased from $845 per tonne in 2004 to $1,397 per tonne in 2005 due primarily to the fact that in 2004 we launched several non-API products with promotional prices to stimulate sales. Average sales price of our non-API products increased to $1,803 per tonne in 2006 due primarily to market acceptance of our non-API products, which allowed us to increase prices.

•	Other products. Sales of other products increased by 92.1% from $16.0 million in 2004 to $30.7 million in 2005 due primarily to sales of unfinished products to meet special requirements from our customers. Sales of other products, such as green pipes, line pipes and couplings, decreased by 15.2% to $26.0 million in 2006 as we focused on producing more API and non-API products, which commanded higher margins.

Net revenues from domestic sales increased by 59.2% from 2004 to 2005 and by 27.1% in 2006. These increases are due primarily to strong demand for OCTG from the domestic market as a result of higher domestic exploration, drilling and production activities that resulted in increased sales volume year over year, as well as our overall domestic price adjustment in April 2004 and our increased sales of non-API products.

Net revenues from export sales increased by 151.5% from 2004 to 2005 and by 87.7% in 2006 These increases are due primarily to higher demand for our products as we built up international recognition of our products. Our export prices are usually set based on the prevailing market prices, which are usually higher than the domestic prices. Therefore, we have increased our export sales and expanded our international presence.

Cost of revenues

Our cost of revenues increased by 69.8% from $117.0 million in 2004 to $198.6 million in 2005 and by 41.6% to $281.1 million in 2006. The primary factors driving the increase in our cost of revenues were the increases in raw materials purchases, shipping and handling costs, utility costs, depreciation and labor resulted from our increase in production and commencement of operation of our new threading lines. Shipping and handling costs increased primarily due to increases in the delivery of products sold and our international sales. These increases were partially offset by the decreases in raw material prices in 2005 and 2006 as more supplies became available. Our cost of revenues as a percentage of net revenues decreased from 91.0% in 2004 to 82.4% in 2005 and 76.7% in 2006. The decreases were primarily due to increases in the percentage of net revenues derived from non-API products and from international sales, which resulted in the increase of our average selling prices, our improved economies of scale and decreases in raw material prices.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 267.5% from $11.6 million in 2004 to $42.5 million in 2005 and by 101.1% to $85.4 million in 2006. Our gross margin increased from 9.0% in 2004 to 17.6% in 2005 and 23.3% in 2006.

Selling and marketing expenses

Our selling and marketing expenses increased by 99.2% from $1.0 million in 2004 to $2.1 million in 2005 and by 99.5% to $4.1 million in 2006. These increases were primarily due to increases in shipping and handling costs, salary and benefits of our sales and marketing personnel, offset in part by decreases in samples, promotion and marketing fees and expenses relating to after sales services. We increased sales and marketing efforts, particularly overseas, to promote our products and brand name. Our selling and marketing expenses as a percentage of net revenues were 0.8% in 2004, 0.9% in 2005 and 1.1% in 2006.

General and administrative expenses

Our general and administrative expenses increased by 183.4% from $2.2 million in 2004 to $6.4 million in 2005 and by 54.2% to $9.8 million in 2006. The increase in general and administrative expenses from 2004 to 2005 was due to increases in staff costs, including salaries and benefits, business travel expenses and allowance for doubtful debt. The increase in general and administrative expenses between 2005 and 2006 was due to increases in staff costs, professional fees and business travel expenses, partially offset by a reversal in allowance for bad debt in 2006 as we received payment from Tangshan Huayi. The increase in professional fees in 2006 was due to costs associated with our proposed initial public offering in Hong Kong. Our general and administrative expenses as a percentage of net revenues were 1.8% in 2004, 2.6% in 2005 and 2.7% in 2006.

Interest expenses, net

Our interest expenses, net, increased from $1.2 million in 2004 to $1.9 million in 2005 and to $1.7 million in 2006, due to increased short-term bank loans and long-term loans from UMW ACE, which we borrowed in 2005 and 2006.

Income tax expenses

Our income tax expenses increased from $0.6 million in 2004 to $4.2 million in 2005 and to $10.6 million in 2006, primarily due to significant increases in our net revenues and pre-tax income and increases of our effective tax rate from 8.2% in 2004 to 13.0% in 2005 and 15.2% in 2006. The increases in effective tax rate were due to the expiration in 2004 of the two-year exemption from, and three-year 50% reduction in, FEIT we had been receiving since 2000. In 2004, our PRC operating subsidiary, WSP China, was subject to FEIT at the rate of 7.5%, which increased to 15% in 2005 and 2006. See ‘‘— Taxation.’’

Net income from continuing operations

As a result of the foregoing, our net income from continuing operations increased by 287.2% from $7.3 million in 2004 to $28.4 million in 2005 and by 106.5% to $58.7 million in 2006. Net margin from our continuing operations increased from 5.7% in 2004 to 11.8% in 2005 and to 16.0% in 2006.

Net income from discontinued operations

We had a net loss from discontinued operations of $0.9 million and $4.1 million in 2004 and 2005, respectively, primarily due to operating loss of Tangshan Huayi in 2004 and 2005. We had a net gain of $0.2 million in 2006 due primarily to the operating income of Hailong Drill Pipe.

Net income

As a result of the foregoing, our net income for the year increased by 275.4% from $6.5 million in 2004 to $24.3 million in 2005 and by 142.3% to $59.0 million in 2006. Our net margin increased from 5.0% in 2004 to 10.1% in 2005 and 16.1% in 2006.

Selected quarterly results of operations

The following table presents our unaudited consolidated quarterly results of operations for the six quarterly periods ended June 30, 2007. You should read the following table in conjunction with our audited and unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited and unaudited condensed consolidated financial statements.

This unaudited consolidated financial information includes normal recurring adjustments that we consider necessary for a fair representation of our financial position and operating results for the quarters presented. Because our business is relatively new, our operating results for any particular quarter are not necessarily indicative of our future results. Furthermore, our quarterly operating results may fluctuate from period to period due to industry development and changes in customer demand for OCTG products. For additional risks, see ‘‘Risk factors — Risks related to our business.’’

	For the three months ended
(in thousands, except for share and per share data)	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
Net revenues	69,902	98,355	88,395	109,849	99,661	128,447
Cost of revenues	(55,614)	(73,832)	(66,658)	(85,002)	(74,101)	(94,702)
Gross profit	14,288	24,523	21,737	24,847	25,560	33,745
Selling and marketing expenses	(531)	(1,169)	(1,020)	(1,382)	(1,359)	(1,724)
General and administrative expenses	(859)	(3,279)	(2,171)	(3,490)	(1,826)	(4,106)
Other operating income (expenses)	(235)	(11)	(928)	625	310	812
Income from operations	12,663	20,064	17,618	20,600	22,685	28,727
Interest income (expense), net	(35)	61	(939)	(822)	(2,418)	(2,072)
Other income (expense)	—	—	—	4	—	—
Exchange differences	(100)	370	289	(202)	(65)	(465)
Income from continuing operations(1)	12,528	20,495	16,968	19,580	20,202	26,190
Provision for income taxes	(1,903)	(3,124)	(2,566)	(2,989)	(3,939)	(4,998)
Earnings in equity investments	(75)	(26)	91	77	—	—
Minority interest	102	(94)	(104)	(275)	(259)	(359)
Net income from continuing operations	10,652	17,251	14,389	16,393	16,004	20,833
Net income (expense) from discontinued operations	(136)	344	365	—	—	—
Minority interest from discontinued operations	—	(102)	441	(679)	—	—
Net income	10,516	17,493	15,195	15,714	16,004	20,833
(1)	Income from continuing operations is before provision for income taxes, earnings in equity investments and minority interest.

Net revenues

Our net revenues have generally increased from quarter to quarter in the six-quarter period, although we experienced declines in net revenues (i) in the first quarter of 2007 to $99.7 million from $109.8 million in the fourth quarter of 2006 and (ii) in the third quarter of 2006 to $88.4 million from $98.4 million in the second quarter of 2006. The decline in our net revenues in the first quarter of 2007 was primarily due to seasonality factors. Our first quarter net revenues are typically lower than the preceding fourth quarter net revenues because our customers tend to build up their inventories of our products during the fourth quarter in anticipation of the Chinese New Year holiday which generally takes place in late January or early February of the following year, and business activities in China generally slow down in the first quarter of each year during the Chinese New Year period, which adversely affects our sales and results of operations during that period. The decline of net revenues in the third quarter of 2006 was partly due to reduced export sales volume as a result of our inability to secure shipping on time for our products due to increased demand for overseas shipping in China. In addition, our net revenues in the hot summer months in the third quarter are typically lower than in the second quarter.

Cost of revenues

Our cost of revenues has generally followed the quarter to quarter trends of our net revenues in the six-quarter period. Our cost of revenues as a percentage of net revenues generally decreased or remained stable from quarter to quarter, except that in the fourth quarter of 2006, our cost of revenues as a percentage of net revenues increased from the previous quarter, primarily due to a higher proportion of our net revenues accounted for by sales of API products, as compared to the previous quarter.

Gross profit

Our gross profit generally increased from quarter to quarter in the six-quarter period, following the trend of our net revenues, except that in the first quarter of 2007, our gross profit increased while our net revenues decreased from the previous quarter primarily due to a decrease of cost of revenues as a percentage of net revenues. As a result of the foregoing, gross margin has generally either increased or remained stable from quarter to quarter, except for a decrease in the fourth quarter of 2006 as described above.

Operating margin

Our operating margin generally followed the quarter to quarter trends of our gross margins in the six-quarter period, except in the three months ended June 30, 2007, our operating margin decreased despite an increase in gross margin as compared to the prior period primarily due to higher general and administrative expenses of provision relating to the settlement of a bank guarantee.

Liquidity and capital resources

We have historically financed our liquidity requirements from short-term bank loans, shareholder’s loans and capital contributions from shareholders. As of December 31, 2005 and 2006 and June 30, 2007, we had cash and cash equivalents of $10.5 million, $23.5 million and $32.1 million, respectively. As of December 31, 2006, we had net current liabilities of $11.1 million primarily due to the fact that we used a substantial amount of cash generated from our operations rather than long-term borrowings to finance our capital expenditures. From time to time, we will be required to repay our short-term borrowings and, as a result, we may need to allocate a portion of our cash flow to service these obligations. A net current liability position may impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions.

We had the following outstanding borrowings as of the dates indicated.

	As of December 31,			As of June 30,
(in thousands)	2004	2005	2006	2007
Short-term bank loans	$49,417	$64,840	$104,967	$135,492
Credit from bills receivable discounted with recourse	3,625	11,814	—	—
Long-term bank loans	—	—	—	52,524
Long-term loans from UMW ACE(1)	—	44,235	53,300	18,500
Total	$53,042	$120,889	$158,267	$206,516
(1)	UMW ACE is an affiliate of UMW, one of our shareholders.

The increases in our bank and other borrowings were primarily used to finance our working capital requirements and capacity expansion. Our borrowings increased during the past three years because of our growing business and the construction of several threading lines and a hot-rolling pipe line in Wuxi, China.

Our short-term borrowings are used primarily for working capital purposes. Our outstanding short-term bank borrowings were $135.5 million as of June 30, 2007, compared to $105.0 million as of December 31, 2006, $64.8 million as of December 31, 2005 and $49.4 million as of December 31, 2004. Our short-term borrowings were primarily used to finance our purchases of raw materials. As of December 31, 2004, 2005, 2006 and June 30, 2007, the average interest rate for our short-term bank loans was 5.5%, 5.5%, 6.0% and 6.0%, respectively. Our short-term bank loans have floating interest rates tied to the benchmark interest rate for loans of similar maturity announced by the PBOC. As of June 30, 2007, we had outstanding secured loans with an aggregate amount of $13.5 million. Loans in the amount of $7.4 million were secured by the land use rights, buildings, machines and equipment owned by Jiangsu Fanli. The remaining amount is secured by WSP China’s letters of credit.

As of December 31, 2005 and 2006 and June 30, 2007, we had outstanding balance from long-term loans from UMW ACE of $44.2 million, $53.3 million and $18.5 million, respectively. In 2005, we entered into three long-term loans with UMW ACE in the aggregate amount of $44.2 million. The loans were used to finance the construction of our hot-rolling pipe line in Wuxi, China. In February 2006, we entered into a long-term loan with UMW ACE in the aggregate amount of $9.1 million. This loan was used to finance the construction of our hot-rolling pipe line and additional threading lines in Wuxi, China. Each of our long-term loans from UMW ACE has a term of five years and a floating interest rate of SIBOR plus 2%. In 2005, 2006 and the six months ended June 30, 2007, the average interest rate for our long-term loan from UMW ACE was approximately 6.1%, 7.2% and 7.5%, respectively. All the loans from UMW ACE are unsecured.

In June 2007, we entered into eight loan agreements with Agricultural Bank of China, each with a term of two years. We borrowed an aggregate of $52.5 million under these loan agreements primarily to repay a portion of our existing long-term loans from UMW ACE with the remaining for working capital purposes. After the repayments, we have $18.5 million long-term loans outstanding from UMW ACE. The interest rate for these loans is 90% of the benchmark interest rate for loans of the same maturity announced by the PBOC, which initially was 6.075%. The interest rate will be adjusted every six months in accordance with the benchmark interest rate announced by the PBOC. These bank loans are unsecured.

The following table sets forth a summary of our cash flows for the periods indicated.

(in thousands)	For the year ended December 31,			For the six months ended June 30,
	2004	2005	2006	2006	2007
Net cash flows from operating activities	$(6,826)	$6,764	$69,861	$1,969	$35,466
Net cash flows from investing activities	(19,480)	(78,481)	(82,034)	(41,683)	(66,481)
Net cash flows from financing activities	25,039	79,179	24,296	36,805	38,874
Net increase/decrease in cash and bank balances	(1,267)	8,010	13,030	(2,598)	8,564
Cash and cash equivalents at beginning of the period	3,732	2,465	10,475	10,475	23,505
Cash and cash equivalents at end of the period	$2,465	$10,475	$23,505	$7,877	$32,069

Operating activities

Net cash generated from operating activities was $35.5 million for the six months ended June 30, 2007, as compared to net cash generated from operating activities of $2.0 million for the six months ended June 30, 2006. Net cash generated in the six months ended June 30, 2007 was primarily attributable to net income of $36.8 million adjusted by depreciation of property, plant and equipment of $7.9 million, an increase in accounts payable in the amount of $83.2 million resulting from our increased purchase of raw materials for our new hot-rolling production line and increased use of bills payable, partially offset by an increase in accounts receivable in the amount of $51.1 million resulting from increased product sales and extension of credit terms for certain of our long-term customers and an increase in inventories of $42.5 million resulting from increased production volume and our addition of hot-rolling production lines which lengthen our manufacturing process. Net cash generated in the six months ended June 30, 2006 was primarily attributable to net income of $28.0 million, an increase in accounts payable in the amount of $37.3 million resulting from our increased purchase of raw materials for our new hot-rolling production line, partially offset by an increase in accounts receivable in the amount of $41.2 million resulting from increased product sales, an increase in advances to suppliers of $8.4 million due to the purchases of equipment for our capacity expansion in 2006 and an increase in inventories of $7.1 million resulting from increased production volume.

Net cash generated from operating activities was $69.9 million in 2006, as compared to net cash generated from operating activities of $6.8 million in 2005 and net cash used in operating activities of $6.8 million in 2004. Net cash generated in 2006 was primarily attributable to net income of $58.9 million adjusted by depreciation of property, plant and equipment of $4.5 million, an increase in accounts payable in the amount of $50.7 million resulting from our increased purchase of raw materials for our new hot-rolling production line and increased use of bills payable, which had a payment term up to six months, partially offset by an increase in accounts receivable in the amount of $22.3 million resulting from increased product sales and an increase in inventories of $20.0 million resulting from increased production volume. Net cash generated in 2005 was primarily attributable to net income of $24.3 million, adjusted by an increase in accounts payable in the amount of $17.5 million resulting from increased purchase of raw materials at the end of 2005 in anticipation of price increases in the beginning of 2006 right after the Chinese New Year holiday and increased use of bills payable, and a decrease in amounts due from related parties in the amount of $6.0 million, partially offset by an increase in inventories in the amount of $47.5 million resulting from our increased purchases of raw materials. Net cash used in 2004 was primarily attributable to an increase in inventories in the amount of $11.8 million resulting from our increased purchase of raw materials at the end of 2004 in anticipation of price increase in the beginning of 2005 right after the Chinese New Year holiday, an increase in advances to suppliers in the amount of $7.8 million resulting from increased purchase at the end of 2004 and a tight market supply of steel that required significant pre-payments to suppliers, partially offset by an increase of other payables and accrued expenses in the amount of $7.6 million and net income of $6.5 million.

Investing activities

Net cash used in investing activities was $66.5 million for the six months ended June 30, 2007, as compared to $41.7 million for the six months ended June 30, 2006. Net cash used in investment activities in the six months ended June 30, 2007 was primarily attributable to an increase in restricted cash of $35.8 million due to an increase in our use of bank acceptance bills which required cash deposits as security and an increase in cash used to purchase property, plants and equipment in the amount of $30.2 million in connection with the construction of two threading lines and two hot-rolling pipe lines in 2007. Net cash used in investment activities in the six months ended June 30, 2006 was primarily attributable to an increase in cash used to purchase property, plants and equipment in the amount of $28.9 million in connection with the construction of three threading lines in 2006 and a hot-rolling pipe line, which commenced production in January 2007, and an increase in restricted cash of $13.7 million.

Net cash used in investing activities was $82.0 million in 2006, as compared to $78.5 million in 2005 and $19.5 million in 2004. Net cash used in investment activities in 2006 was primarily attributable to cash used to purchase property, plants and equipment in the amount of $64.8 million in connection with the construction of two threading lines in 2006 and a hot-rolling pipe line, which commenced production in January 2007. Net cash used in investing activities in 2005 was primarily attributable to cash used to purchase property, plants and equipment in the amount of $62.4 million in connection with the construction of a threading line in 2005. Net cash used in investing activities in 2004 was primarily attributable to cash used to purchase property, plants and equipment in the amount of $13.4 million for the construction of our facilities in our subsidiary, Tangshan Huayi. We also had an increase in restricted cash in the amount of $3.6 million, $17.8 million and $20.2 million in 2004, 2005 and 2006, respectively, due to increases in our use of bank acceptance bills which required cash deposits as guarantee.

Financing activities

Our net cash generated from financing activities was $38.9 million for the six months ended June 30, 2007, as compared to $36.8 million for the six months ended June 30, 2006. Our net cash generated from financing activities in the six months ended June 30, 2007 was primarily attributable to a net increase in short-term bank borrowings in the amount of $30.5 million for working capital purposes and the proceeds from long-term bank borrowings in the amount of $52.5 million, partially offset by our payment of dividend in the amount of $9.4 million which was declared in 2006 and repayment of long-term borrowings from UMW ACE in the amount of $34.8 million. Our net cash generated from financing activities in the six months ended June 30, 2006 was primarily attributable to a net increase in short-term bank borrowings in the amount of $26.0 million for working capital purposes, the proceeds from long-term borrowings from UMW ACE in the amount of $9.0 million for the construction of our new hot-rolling pipe line and threading lines and capital contributions from shareholders in the amount of $7.3 million, partially offset by our payment of dividend in the amount of $6.3 million.

Our net cash generated from financing activities was $24.3 million in 2006, as compared to $79.2 million in 2005 and $25.0 million in 2004. Our net cash generated from financing activities in 2006 was primarily attributable to a net increase in short-term bank borrowings in the amount of $26.6 million for our working capital purposes, the proceeds from long-term borrowings from UMW ACE in the amount of $9.1 million for the construction of our new hot-rolling pipe line and additional threading lines and capital contributions from shareholders in the amount of $8.5 million, partially offset by our payment of dividend in the amount of $19.4 million. Net cash generated from financing activities in 2005 was primarily attributable to the proceeds from long-term borrowings from UMW ACE in the amount of $44.2 million for the construction of our new hot-rolling pipe line, a net increase in short-term bank borrowings in the amount of $27.2 million for our working capital purposes and capital contributions from shareholders in the amount of $8.4 million. Net cash generated from financing activities in 2004 was primarily attributable to a net increase in short-term bank borrowings in the amount of $24.1 million for our working capital purposes.

Capital expenditures

Our capital expenditures are generally used to purchase buildings, plants and machinery. In 2004, 2005, 2006 and the six months ended June 30 2007, our capital expenditures amounted to $13.4 million, $62.4 million, $64.8 million and $30.2 million, respectively.

We expect to incur capital expenditures of approximately $37.0 million and $46.8 million in 2007 and 2008, respectively, which will be used primarily for the expansion of our production facilities.

In 2007, capital expenditures have been used primarily to purchase equipment and construct facilities for a new drill pipe production line and No. 6 and No. 8 threading lines in Wuxi, China and a hot-rolling production line at Jiangsu Fanli. In 2008, we expect to incur capital expenditures in connection with constructing a threading line in Vancouver, Canada and a new threading line in Wuxi, China and investing in a joint venture with ATCE for the construction and operation of a seamless pipes manufacturing plant in Saudi Arabia. We are also planning to establish a production facility in Houston, Texas, as well as to expand and improve our production facilities in China. We estimate that the capital expenditures for our projects in Canada and the United States will be approximately $12.8 million and for our project in Saudi Arabia will be approximately $40.0 million.

We believe that our current cash and cash equivalents, anticipated cash flow from operations, proceeds from existing borrowings, and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In the long-term, we will require cash flow from operations and additional borrowings from banks to meet our anticipated cash needs. If our anticipated cash flow is insufficient to meet our requirements, we may also seek to sell additional equity securities or debt securities. We cannot assure you that any financing will be available in the amounts we need or on terms acceptable to us, if at all.

Contractual obligations and commercial commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2006.

As of December 31, 2006 (in thousands) (1)	Total		Less than 1 year		Payment due by period		More than 5 years
					1-3 years	3-5 years
Long term debt obligations	$53,300		—		$38,940	$14,360	—
Capital lease obligations	—		—		—	—	—
Operating lease obligations	577		$370		$138	$69	—
Purchase obligations	$7,591	(2)	$7,591	(2)	—	—	—
Other long term liabilities reflected on the balance sheet	—		—		—	—	—
(1)	The figures are principal only and do not include interest.
(2)	Represents obligations relating to the construction of our drill pipe line and threading lines in Wuxi and our hot-rolling pipeline in Jiangsu Fanli.

From January 1, 2007 to the date of this prospectus, we entered into purchase contracts of an aggregate amount of $30.9 million to purchase equipment for capacity expansion.

In June 2007, we entered into long-term loans from Agricultural Bank of China of $52.5 million. These loans were used to refinance a portion of our existing long-term loans from UMW ACE and have a term of two years and are expected to mature in June 2009. These loans have a floating interest rate of SIBOR plus 2%.

Other than the contractual obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.

Off-balance sheet commitments and arrangements

We provided guarantees to banks in respect of banking facilities utilized by third parties in the amount of $21.6 million, $15.1 million, $46.3 million and $7.7 million as of December 31, 2004, 2005 and 2006 and June 30, 2007, respectively. We recognize the liability for the guarantees at their fair value on the date of entering into the guarantee. These third parties also provide guarantees to us for some of our bank borrowings. Commercial banks in the PRC often require bank loans to be secured by guarantors as a precondition for obtaining bank loans on terms more favorable to the borrower. In addition, bank loans may even be unavailable unless the potential borrower is able to secure a guarantor.

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the increase of the consumer price index in China was 3.9% in 2004, 1.8% in 2005 and 1.5% in 2006.

Quantitative and qualitative disclosure about market risks

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of June 30, 2007, we had short-term bank loans in the amount of $135.5 million and long-term borrowings in the amount of $52.5 million. Our short-term bank loans and long-term borrowings are subject to floating interest rates. As of June 30, 2007, our total borrowings amounted to $206.5 million with interest rates varying from 4.5% to 7.0% for the six months ended June 30, 2007. Assuming the principal amount of the outstanding bank borrowings remains approximately the same as of June 30, 2007, a 1% increase in each applicable interest rate would add approximately $0.9 million to our interest expenses for the six months ended June 30, 2007. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign currency risk

Our financial statements are expressed in U.S. dollars. The functional currency of WSP Holdings is U.S. dollar and the functional currency of our PRC subsidiaries is Renminbi. Our overseas sales are denominated in U.S. dollars, whereas our domestic sales are denominated in Renminbi. A substantial portion of our costs and expenses, however, is denominated in Renminbi. Consequently, fluctuations in exchange rates, particularly among the U.S. dollar and Renminbi, could affect our gross and net margins and result in foreign exchange and operating losses. In the past, we did not hedge exposures denominated in foreign currencies or obtained any derivative financial instruments. We monitor foreign exchange exposure closely and will consider hedging significant foreign currency exposure should the need arise. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from this offering, any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 5.7% appreciation of the Renminbi against the U.S. dollar by December 29, 2006. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. While the international reactions to these measures have generally been positive, there remains significant pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollar amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Commodity Price Risk

We are exposed to market risk of price fluctuations related to the purchase of raw materials, especially round steel billets.  We purchase round steel billets directly from suppliers in PRC.  In order to secure a steady supply of round steel billets, we have entered into long-term arrangements with two major suppliers. In August 2006, we entered into a three year framework arrangement with Nanjing Iron & Steel United Co., Ltd., or Nanjing Steel, under which we agreed to order from Nanjing Steel, and Nanjing Steel agreed to supply us 200,000 to 300,000 tonnes of round steel billets per year. In December 2006, we entered into a five-year cooperation agreement with Wuxi Xuefeng Steel Co. Ltd., or Wuxi Xuefeng, under which Wuxi Xuefeng is committed to supply us 300,000 to 600,000 tonnes of round steel billets per year. The prices of the billets under these arrangements will be adjusted periodically according to the prevailing market price.  We also purchase round steel billets from other PRC suppliers at market prices.  We do not use any commodity derivatives to manage our commodity price risks.

Recent accounting pronouncements

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.’’ SFAS No. 159 provides companies with an irrevocable option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are in the process of assessing the potential impact of the adoption of SFAS No. 159 may have on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements’’ which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of assessing the potential impact of the adoption of SFAS No. 157 may have on our financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48 ‘‘Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109,’’ or FIN No. 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 ‘‘Accounting for Income Taxes.’’ FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We adopted the provisions of FIN No. 48 on January 1, 2007.

Industry

General introduction

Overview of seamless OCTG

OCTG refer to a group of pipe or tube materials used in the exploration, drilling and extraction of oil, gas and other hydrocarbon products. OCTG mainly consist of casing, tubing and drill pipes. Unless otherwise indicated, discussions relating to OCTG in this prospectus are limited to these three types of OCTG:

•    Casing.    Casing pipes serve as the structural retainer for the walls of oil and gas wells, or wellbore. Casing pipes are ordinarily produced with outside diameter sizes of 114.3 mm to 508.0 mm. Casing pipes are inserted into a well bore and cemented in place to protect both subsurface formations and the wellbore.

•    Tubing.    Tubing pipes are steel tubes suspended inside casing pipes that are used to convey oil or gas to the surface. Tubing pipes typically have diameters of 60.3 mm to 114.3 mm.

•    Drill pipes.    Drill pipes are pipes used to drill wells. Drill pipes are the conduit between the wellhead motor and the drill bit. Drill pipes, typically around nine meters in length, are screwed together to form a continuous pipe extending from the drilling rig to the drill bit at the bottom of the well. Rotation of the drill pipe, and the resulting rotation of the drill bit, causes the bit to bore through the rock formation. Drill pipes are reusable and not considered regular consumables.

All OCTG volume and price data provided by Preston, an independent market research and consulting firm, also include green pipes, which are semi-finished pipes used to make casing and tubing products.

Two basic processes are used in the manufacturing of OCTG. The seamless process involves heating a solid round bar of steel, or billet, cross-rolling or piercing the heated billet to produce a short hollow shell, then elongating and sizing the shell into a finished tube. OCTG manufactured through this process are normally referred to as seamless OCTG. The other process is a welded process, in which tubes are produced from a piece of flat steel, either coil or strip, that is formed into a tubular shape through rolling. Seamless OCTG are generally considered to represent a higher value product compared to OCTG produced by the welded process due to the higher strength of seamless OCTG and its ability to operate under more difficult operating environments.

The discussion and analysis in this section contain forward-looking statements relating to events that involve certain risks and uncertainties. See ‘‘Special note regarding forward-looking statements.’’

Relationship between the seamless OCTG industry and the oil and gas markets

Seamless OCTG are critical for the exploration, drilling and extraction of oil and gas, accounting for between 69% and 80% of OCTG used in the industry between 1997 and 2006, according to a report by Preston. The seamless OCTG industry is driven by the need to meet increasing global demand for oil and gas in an environment impacted by the ongoing depletion of existing conventional oil and gas reservoirs. According to Preston, the seamless OCTG industry grew at a CAGR of 13.3% from 2002 to 2006.

Oil & gas market overview

Global oil and gas markets

According to BP Statistical Review of World Energy 2007, oil consumption increased from 73.6 million barrels per day, or mmbpd, in 1997 to 83.7 mmbpd in 2006 at a CAGR of 1.5%, and oil production increased from 72.2 mmbpd in 1997 to 81.7 mmbpd in 2006 at a CAGR of 1.4%.

Oil is projected by EIA to remain the key source for energy in the next few decades, followed by coal, natural gas, renewable energies and nuclear. According to EIA, oil is expected to account for approximately 40% of global primary energy consumption through 2030. Each of coal and natural gas is expected to account for around 20% to 25% of the global primary energy consumption during the same period. The projected growth of oil production and increasing oil demand are expected to help sustain a high level of drilling activity, which will in turn result in an increasing demand for OCTG.

Global Crude Oil Consumption (mmbpd)

Source: BP Statistical Review of World Energy 2007

Global Crude Oil Production (mmbpd)

Source: BP Statistical Review of World Energy 2007

According to BP Statistical Review of World Energy 2007, global gas consumption and production have experienced higher growth than global oil consumption and production, with gas consumption increasing from 217 billion cubic feet per day, or bcfpd, in 1997 to 276 bcfpd in 2006, at a CAGR of 2.7%, and gas production increasing from 216 bcfpd in 1997 to 277 bcfpd in 2006, at a CAGR of 2.8%.

Global Natural Gas Consumption (bcfpd)

Source: BP Statistical Review of World Energy 2007

Global Natural Gas Production (bcfpd)

Source: BP Statistical Review of World Energy 2007

China oil and gas markets

China’s economy has been growing at a rapid pace, which has fueled its energy consumption. According to BP Statistical Review of World Energy 2007, China was the third largest consumer of oil in the world in 1997 and the second largest in 2006.

From 1997 to 2006, China’s crude oil consumption growth has significantly outpaced its oil production growth, with a CAGR of 6.6% for consumption compared to a CAGR of 1.5% for production. The natural gas market in China has experienced even higher growth, with gas consumption increasing at a CAGR of 13.0% and gas production increasing at a CAGR of 11.1% between 1997 and 2006. China’s strong demand for oil and gas is expected to drive global oil and gas production, which will in turn result in increasing demand for seamless OCTG globally. In addition, according to Preston, China’s oil and gas demand will lead to significantly higher drilling activity both onshore and offshore of China, resulting in increasing demand for seamless OCTG in China.

PRC Crude Oil Production and Consumption

Source: BP Statistical Review of World Energy 2007

PRC Natural Gas Production and Consumption

Source: BP Statistical Review of World Energy 2007

Six Largest Oil Consuming Countries

Total oil consumption in 2006 (mmbpd)
United States	20.6
China	7.4
Japan	5.2
Russia	2.7
Germany	2.6
India	2.6
Source: BP Statistical Review of World Energy 2007

The seamless OCTG industry is closely related to capital expenditures and drilling activities conducted by oil and gas companies. Between 2002 and 2006, capital expenditures by China’s three largest domestic oil and gas exploration and production companies, namely PetroChina, Sinopec and CNOOC Ltd, increased at a CAGR of 21.6%. In addition to increasing drilling activities in the western onshore regions of China, offshore exploration activities will also increase in the immediate future, according to Preston.

Capital Expenditure on Oil and Gas Exploration and Production

						CAGR
(in billions except percentages)	2002	2003	2004	2005	2006	02-06
PetroChina	RMB46.1	RMB52.8	RMB62.9	RMB 83.2	RMB105.2	22.9%
Sinopec	20.2	20.6	21.2	23.1	31.7	11.9
CNOOC	6.8	8.3	12.8	16.6	23.0	35.6
Total	RMB73.1	RMB81.7	RMB96.9	RMB122.9	RMB159.9	21.6%
Source: Annual reports of PetroChina, Sinopec and CNOOC.

Oil and gas prices

Oil prices have increased over the past decade as a result of several factors, including increasing global demand, limited supply and inflows of investment funds into oil and gas markets. Oil prices declined during the late 1990s due to the Asian economic crisis, higher production from OPEC and increased non-OPEC supplies. In the early 2000s, oil prices have increased substantially due to greater demand, supply concerns caused by geopolitical factors and inflows of investment funds into oil and gas markets. According to EIA, the world oil price, which refers to the annual average price of imported low-sulfur light crude oil to the United States, increased at a CAGR of 12.4% between 1997 and 2006, largely due to the steep rises in oil prices between 2003 and 2006. The price of crude oil for West Texas Intermediate, or WTI, the international benchmark for crude oil price, increased from an average of $33 per barrel, or pbl in 2003 to $69 pbl in 2006, representing a CAGR of 28.5% between 2003 and 2006. EIA projects that the world oil price will be $57.5 per barrel in 2010, $52.0 per barrel in 2020 and $59.1 per barrel in 2030, significantly higher than the annual average price of approximately $35 between 1997 and 2006.

World Oil Price

Source: EIA

The price for natural gas futures contracts traded on the New York Mercantile Exchange, or Henry Hub Natural Gas Price, also significantly increased from an average of $2.52 per million British thermal unit, or mmBtu, in 1997 to $6.76 per mmBtu in 2006, representing a CAGR of 11.6%. The Henry Hub Natural Gas Price has decreased recently to a monthly average price of $6.62 per mmBtu in July 2007.

Henry Hub Gas Price

Source: BP Statistical Review of World Energy 2007

Worldwide rig count

The demand for OCTG is closely related to the level of drilling activity and therefore the rig count. Global rig count increased from 2,940 in 1997 to 4,379 in 2006 at a CAGR of 4.5%. Preston estimates that global rig count will grow at a CAGR of 5.3% from 2006 to 2010, with significant growth occuring between 2006 and 2008 at CAGR of 17.6%. During this period, global rig count was at its lowest level in 1999 when only 2,231 rigs were in operation. The steady increase in working rigs since 1999 was primarily due to improved economic conditions worldwide that has lead to increased demand for oil and gas and the fact that smaller reservoirs were being developed, which required more wells to produce the same amount of oil and gas compared to larger reservoirs.

Preston forecasts that the need to develop new oil and gas fields to make up for increasing consumption and decreasing existing reservoirs will keep rig counts at high levels for at least the next four years. A significant increase in offshore drilling is expected since many of the promising exploration prospects in Africa, Brazil, the Gulf of Mexico and China are located offshore. According to Preston, global rig count will peak at 6,061 in 2008.

Global Rig Count

Source: Preston

Seamless OCTG markets

Global seamless OCTG market overview

According to Preston, the majority of OCTG applications use seamless OCTG, which accounted for between 69% and 80% of the OCTG used in the industry from 1997 to 2006, the rest being welded OCTG. The global consumption of OCTG in 2006 reached 12.4 million tonnes, of which 8.9 million tonnes were seamless OCTG. Consumption of seamless OCTG increased at a CAGR of 13.3% between 2002 and 2006.

With the gradual exhaustion of existing and conventional reservoirs, oil and gas companies have begun exploring and developing oil and gas resources in more challenging environments in order to increase, or even just to sustain, their production. Major oil and gas exploration and production companies have significantly shifted their exploration and development focus towards non-conventional deep-water oil plays and non-conventional gas plays such as shales, tight gas and deep gas. According to Preston, the shift toward more challenging operating conditions, such as deep water, high pressure or highly corrosive environment, is expected to drive increased demand for high quality seamless OCTG. Greater drilling depth is also expected to drive additional sales due to the need for greater pipe and tube lengths per well.

Global OCTG Consumption

Source: Preston

Most OCTG are produced in accordance with API standards, which is the primary international standard for manufacturing OCTG. Specifications established by API covers every facet of the manufacturing, testing and inspection process to ensure that OCTG meet the needs of international exploration and production companies. A manufacturer must pass a rigid in-plant investigation by API inspectors before being granted authority to apply the API monogram to its products.

Non-API products are defined as non-standard products with customized specifications, such as improved strength, high corrosion resistance, improved sealing and premium connectors, among others. Non-API products may include premium connections and/or high chromium and high nickel bearing products.

Non-API products typically command a price premium when compared with API products. According to Preston, in 2006, non-API seamless OCTG were sold at an average price of $3,000 per tonne, while API products were sold at an average price of $1,461 per tonne. Preston predicts that non-API products will be sold at an average price of $2,970 per tonne and API products will be sold at an average price of $1,224 per tonne. In terms of total consumption by value, non-API products accounted for $6.5 billion out of the $16.7 billion in total seamless OCTG consumption for 2006.

The strong demand for seamless OCTG is expected to continue to support high prices for OCTG products. According to Preston, seamless OCTG consumption will increase at a CAGR of 7.3% between 2006 and 2010, with the stronger growth coming from the non-API segment, which is expected to increase at a CAGR of 8.3% during the same period.

Global Seamless OCTG Consumption (API vs. non-API)

(millions of tonnes except percentages)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007E	2008E	2009E	2010E	CAGR 97-06	CAGR 06-10
Seamless OCTG	5.0	4.8	3.6	5.4	4.9	5.4	5.5	6.7	8.0	8.9	8.9	10.5	11.4	11.8	6.6%	7.3%
– API	3.6	3.6	2.7	3.9	3.5	3.9	3.9	4.9	5.9	6.5	6.7	7.6	8.1	8.5	6.8	6.9
– Non-API	1.4	1.2	0.9	1.4	1.4	1.5	1.6	1.8	2.1	2.4	2.2	2.9	3.3	3.3	6.2%	8.3%
Source: Preston

Global Seamless OCTG Prices (API vs. non-API)

(per tonne except percentages)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007E	2008E	2009E	2010E	CAGR 97-06	CAGR 06-10
Seamless OCTG	$920	$833	$778	$868	$898	$926	$1,073	$1,134	$1,450	$1,876	$1,629	$1,667	$1,711	$1,712	8.2%	(2.3)%
– API	833	722	704	744	743	769	923	939	1,136	1,461	1,269	1,237	1,198	1,224	6.4	(4.3)
– Non-API	$1,143	$1,167	$1,000	$1,214	$1,286	$1,333	$1,438	$1,667	$2,333	$3,000	$2,727	$2,793	$2,970	$2,970	11.3%	(0.3)%
Source: Preston

PRC seamless OCTG market overview

China’s seamless OCTG consumption grew at a CAGR of 10.6% between 1997 and 2006. Consumption moved within a fairly tight range between 1997 and 2000. However, starting in 2001, consumption started to increase significantly. Between 2002 and 2006, China’s seamless OCTG consumption grew at a CAGR of 12.2%. In 2006, China’s total consumption of seamless OCTG amounted to 2.9 million tonnes, among which 0.3 million tonnes were non-API OCTG. According to Preston, China’s consumption of seamless OCTG is expected to increase at a CAGR of 4.8% between 2006 and 2010.

PRC Seamless OCTG Consumption (API vs. non-API)

(millions of tonnes except percentages)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007E	2008E	2009E	2010E	CAGR 97-06	CAGR 06-10
Seamless OCTG	1.170	1.110	1.250	1.110	1.531	1.824	1.977	2.641	2.749	2.890	2.870	2.802	3.270	3.492	10.6%	4.8%
– API	1.159	1.105	1.245	1.105	1.341	1.564	1.847	2.251	2.439	2.550	2.540	2.492	2.900	3.132	9.2	5.3
– Non-API	0.011	0.005	0.005	0.005	0.190	0.260	0.130	0.390	0.310	0.340	0.330	0.310	0.370	0.360	46.4%	1.4%
Source: Preston

According to Preston, the seamless OCTG price is expected to increase at a CAGR of 1.6% between 2006 and 2010, while the non-API seamless OCTG price is expected to grow at a higher CAGR of 4.5% during the same period.

PRC Seamless OCTG Prices (API vs. non-API)

(per tonne except percentages)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007E	2008E	2009E	2010E	CAGR 97-06	CAGR 06-10
Seamless OCTG	$665	$591	$699	$687	$671	$732	$658	$828	$915	$979	$1,028	$1,019	$1,068	$1,045	4.4%	1.6%
– API	659	585	702	690	603	615	574	640	858	908	954	947	987	951	3.6	1.2
– Non-API	$1,356	$1,724	$2,014	$1,736	$1,153	$1,433	$1,858	$1,912	$1,362	$1,512	$1,600	$1,600	$1,700	$1,800	1.2%	4.5%
Source: Preston

PRC seamless OCTG imports and exports

China’s imports of seamless OCTG increased at a CAGR of 1.6% while exports increased at a CAGR of 39.5% between 1997 and 2006. As a result, China became a net exporter of seamless OCTG in 2005. According to Preston, China will remain a net exporter of seamless OCTG from 2006 to 2010. However, China will remain a net importer of non-API seamless OCTG during the same period.

PRC Seamless OCTG Imports and Exports

Source: Preston

Other Regional Seamless OCTG Markets

Other than China, North America, Russia, and the Middle East are the most important seamless OCTG markets in the world. In 2006, according to Preston, the consumption of seamless OCTG was 2.55 million tonnes in North America, 1.17 million tonnes in Russia, and 0.56 million tonnes in the Middle East. Seamless OCTG markets in North America, Russia and the Middle East all experienced growth in consumption and prices between 1997 and 2006.

The following table shows the seamless OCTG consumption and market prices for the periods indicated.

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007E	2008E	2009E	2010E	CAGR 02-06	CAGR 06-10
Consumption (millions of tonnes)
– North America	1.41	0.97	0.66	1.51	1.49	1.02	1.41	1.89	2.41	2.55	2.47	2.56	2.46	2.63	6.8%	0.8%
– Russia	0.62	0.67	0.71	0.88	0.77	0.87	0.95	0.84	1.01	1.17	1.22	1.23	1.01	1.01	7.3	(3.6)
– Middle East	0.32	0.38	0.16	0.27	0.45	0.45	0.35	0.32	0.56	0.56	0.57	0.48	0.46	0.50	6.4	(2.8)
Market price ($ per tonne)
– North America	1,016	879	853	929	895	886	916	1,128	1,327	1,478	1,490	1,445	1,527	1,496	4.3	0.3
– Russia	792	832	728	841	735	876	812	996	1,168	1,358	1,286	1,246	1,300	1,265	6.2	(1.8)
– Middle East	993	956	817	801	852	1,035	979	1,170	1,474	1,447	1,390	1,345	1,410	1,380	4.3%	(1.2)%
Source: Preston

•	North America. According to Preston, the United States imports more than 60% of its consumption in crude oil and petroleum products. Preston predicts that additional geographical areas within the United States will be opened for exploration and drilling and that new large-scale exploration will be conducted primarily in Alaska, the Gulf of Mexico and the outer continental shelf. The extreme temperatures, pressures and depth of wells to be drilled in these areas, as well as the presence of carbon dioxide, will require the use of non-API seamless OCTG.

Similarly, some oilfields in Canada, such as Atlantic oilfields in the Orphan Basin, have extremely harsh environments and extreme temperatures that require the use of high-grade non-API seamless OCTG.

•	Russia. According to Preston, Russia currently has oil reserves of approximately 60 billion barrels, which are primarily located in the Western Siberia area. Preston believes that there are likely additional reserves in Russia that are still undiscovered and technically recoverable. Russia faces a production decline in its most mature fields at the rate of 1% to 5% per year. New field developments are expected to be the main driver of Russia’s oil production growth in the future and are expected to produce more than 50% of the country’s oil by 2020. Future developments around Sakhalin Island, which are among the largest oil and gas projects in Russia, will require significant amounts of high-grade premium connection OCTG. Preston expects that consumption of seamless OCTG will increase in Russia.

•	The Middle East. According to Preston, the Middle East produces about 27% of the world’s oil and holds about 57% of proven global crude oil reserves. Preston projects that countries in the Middle East will produce approximately 26 million barrels of oil per day in 2010 and 35 million barrels of oil per day by 2020. The major oil and gas reservoirs have long been discovered and exploited, which requires Saudi Arabia and other countries in the region to increase drilling and exploration just to maintain their current production. New fields, many of them in offshore reservoirs in the Persian Gulf, will have to employ more sophisticated methods and higher quality materials for drilling and production. Seamless OCTG will continue to be imported for oil and gas producers in the region. So far, the Middle East does not have a seamless pipe producer capable of manufacturing high quality seamless OCTG, especially seamless OCTG of higher heat-treated material grade.

Business

Overview

We are a leading Chinese manufacturer of seamless OCTG, including casing, tubing and drill pipes used for oil and natural gas exploration, drilling and extraction. We sell our products in both domestic and international markets. In China, we target sales of our products primarily at leading Chinese oil companies. In 2006, we were the third largest OCTG supplier to China National Petroleum Corporation, or CNPC, which, according to China Economics Yearbook 2006, accounted for approximately 59% of the oil output and 73% of the gas output in China in 2005. In addition, we are a major PRC exporter of seamless OCTG, accounting for approximately 15% of OCTG exports from China in 2006, according to Preston. In the international markets, we have established an extensive overseas customer base, covering oilfields in North America, the Middle East, Asia, Africa and Russia.

We offer a comprehensive range of seamless OCTG products to our customers. Our product portfolio can generally be divided into two categories:

•	API products, which are products manufactured according to the standards formulated by the American Petroleum Institute, or API; and

•	non-API products, which are products tailor-made to meet our customers’ specifications, and that are generally manufactured to a higher standard than API products.

To offer our customers a one-stop-shop solution for their OCTG requirements for oil and gas drilling and extraction, we focus our research and development efforts on producing higher margin, higher value-added non-API products. We have developed six series of non-API products that are suitable for diverse, challenging drilling conditions, including deep or super-deep wells, high temperature, highly pressurized and highly corrosive conditions. For example, our non-API products have been used in wells with a depth of over 7,000 meters in Puguang gas fields in Sichuan Province, China. Sales of our non-API products as a percentage of net revenues increased from 5.1% in 2004 to 6.4% in 2005, 11.3% in 2006 and 28.8% in the six months ended June 30, 2007. For the same periods, sales of API products accounted for 82.4%, 80.8%, 81.6% and 64.2%, respectively, of our net revenues.

As of June 30, 2007, our key operating assets included eight threading lines and one drill pipe production line with an aggregate annual production capacity of approximately 572,000 tonnes of seamless OCTG. Our production capacity increased from 220,000 tonnes as of December 31, 2004 to 310,000 tonnes as of December 31, 2005 and 452,000 tonnes as of December 31, 2006. In addition, since 2006 we have acquired or constructed three production lines with an aggregate annual production capacity of 650,000 tonnes for the manufacturing of green pipes, which are semi-finished pipes that can be further processed into end-products. We plan to expand our manufacturing facilities by constructing a new drill pipe production line and a new threading line in Wuxi, China, and a new threading line in Vancouver, Canada. We also plan to establish a production facility in Houston, Texas, a joint venture with production lines in Saudi Arabia and additional production facilities in China.

We believe that we have a strong reputation in the OCTG industry in China and have been building a growing reputation internationally. We distinguish ourselves by the quality of our products, our customer-oriented research and development and technical capabilities, our competent and technical sales team, our experienced management team, our ability to timely meet customers’ production requirements, and the quality of our after-sales support. We strive to provide our customers located in China with on-site support that includes engineering assistance to address any technical difficulties that may arise during the installation or operation of our products.

We have grown significantly since our inception in 1999. In 2004, 2005 and 2006, our net revenues were $128.5 million, $241.0 million and $366.5 million, respectively, representing a CAGR of 68.9%. In the same periods, our net income was $6.5 million, $24.3 million and $58.9 million, respectively, representing a CAGR of 201.6%. For the six months ended June 30, 2007, our net revenues were $228.1 million and our net income was $36.8 million.

Our strengths

We believe that the following strengths enable us to capture opportunities in the seamless OCTG industry and to compete effectively in the Chinese and international markets.

Dedication to seamless OCTG manufacturing and comprehensive seamless OCTG product offerings

We are highly specialized compared to our domestic competitors, most of which offer both welded OCTG or non-OCTG products in addition to seamless OCTG products. Specialization allows us to focus our efforts on and dedicate our resources to improving our seamless OCTG technology, which enables us to provide a wide range of products to our customers. For example, oil and gas extraction and drill pipes require many layers of casing and tubing, each with its own size and specifications. To meet such specific needs, we offer more than 400 types of seamless OCTG, providing our customers with a one-stop-shop solution for their seamless OCTG requirements for onshore oil and gas exploration, drilling and extraction. We have developed six series of specialized seamless OCTG that are suitable for diverse environmental conditions, including high temperature, highly pressurized and highly corrosive conditions. We also offer custom-made products for deep-well or non-conventional drilling.

Strong customer-oriented research and development capabilities

The OCTG industry is characterized by rapid development and increasing demand for high quality products. We have strong research and development capabilities that allow us to introduce a wide range of new, high quality seamless OCTG products to the market. We have attracted and retained a talented technical team to design and engineer our proprietary products and processes, many of whom have years of experience in the OCTG and steel industry. In addition, we have engineers from different departments participating in our research and technology development projects. We also have field engineers located in our representative offices who, due to their frequent interactions with our customers, have developed a deep understanding of our customers’ needs and requirements and the practical challenges they face. The close collaboration of our staff dedicated to research and development with our field engineers and engineers in different departments has enabled us to design and develop products that are tailored to the practical applications of our customers. For example, we have developed a wide range of quality, specialized products, including seamless OCTG products that are tailor-made for deep or non-conventional drilling and products with improved strength, enhanced corrosion-resistance and premium connectors. We believe the combination of our engineers’ experience and our customer-oriented research and development approach distinguishes us from many of our competitors.

Long-standing and strong customer relationships in China

We have adopted a customer-oriented approach to sales and marketing in China. In addition to our commitment to deliver high quality seamless OCTG to our customers, we also provide quality and custom-tailored after-sales support. We believe this has enabled us to build long-standing customer relationships with a customer base that spans across nearly all major oilfields in China. For example, we have been supplying seamless OCTG products to Daqing oilfield, the largest oilfield in China, since our inception in 1999. Daqing has become one of our largest customers, and we plan to further strengthen our relationship with Daqing oilfield by supplying our non-API products for its natural gas drilling and extraction. We have also established relationships with Changqing oilfield since 2000 and Xinjiang oilfield since 2002, both of which are among the top five oilfields in China by production. All three oilfields are owned by CNPC, China’s largest oil company, and we were the third largest OCTG supplier to CNPC in 2006. In addition, we supply OCTG to Sinopec, China’s second largest oil and gas company, which has become one of our most important customers for our non-API products.

Flexible and scalable production capacity responsive to market demands

We believe that our scale of operations and flexibility in our manufacturing capacity enable us to be responsive to our customers’ requirements and provide them with timely supply of a product that meets their changing needs. We currently have an annual production capacity of 572,000 tonnes from our eight threading lines and one drill pipe line, which is calculated based on management’s estimated product mix to be manufactured at each of our production lines. Each of our threading lines can produce a variety of products with only minor adjustments to the manufacturing process and equipment. We can easily scale up our production for a certain type of product based on market demand. We plan to further expand our manufacturing capacity, including constructing a new drill pipe line in Wuxi, China that will increase our annual production capacity of seamless OCTG to 584,000 tonnes by the end of 2007, as well as increase our product variety. We believe our experience with increasing capacity within a short period of time will enable us to successfully execute our capacity expansion plans.

Established long-term access to raw material supplies

Access to a reliable supply of raw materials is critical for the sustainable growth of a company in our industry. In the past, we relied on third party green pipe suppliers and subcontractors to supply us with green pipes for our production needs, which was subject to fluctuations of market supply. Through the acquisition of Jiangsu Fanli in April 2006 as well as our own capital investment, we have acquired or constructed facilities with an aggregate annual production capacity of 650,000 tonnes of green pipes. Our facilities can provide a majority of the green pipes we need for our production of seamless OCTG products. In order to reduce the risk of a supply shortage of round steel billets, the raw material for the manufacturing of green pipes, we have entered into long-term arrangements with two major suppliers. In August 2006, we entered into a three-year framework arrangement with Nanjing Steel, under which we agreed to order from Nanjing Steel, and Nanjing Steel agreed to supply us, 200,000 to 300,000 tonnes of round steel billets per year. In December 2006, we entered into a five-year cooperation agreement with Wuxi Xuefeng, under which Wuxi Xuefeng is committed to supply us with 300,000 to 600,000 tonnes of round steel billets per year. We believe our green pipes manufacturing capacity and our established long-term access to supplies of round steel billets greatly reduce our exposure to risks associated with fluctuations in raw material supplies. In addition, it also provides us with the capability to better manage our production flow and increase our production efficiency.

Experienced management team with extensive industry knowledge and strong track record

Our management team consists of an experienced group of professionals who have positioned our company to take advantage of the growing seamless OCTG market. Our senior management has significant industry and managerial experience and strong connections throughout the industry. For example, our chairman and chief executive officer, Mr. Piao, has approximately 13 years of relevant industry experience, including seven years serving as our chief executive officer. In addition, more than half of our middle management and production supervisors have extensive manufacturing and managerial experience, including experience in the oilfields and steel manufacturing businesses. Our management team’s in-depth knowledge of the OCTG industry and understanding of our customers’ needs have contributed to the high quality of our products and services.

Our strategy

Our goal is to become a global leader in the OCTG industry by delivering quality products and services. To achieve this goal, we plan to implement the following strategies.

Broaden our geographical revenue base and build and enhance brand recognition, both domestically and internationally

Our commitment to quality has enabled us to establish long-standing customer relationships with a broad base of customers across major oilfields in China. We believe that China’s OCTG market will continue to grow since China’s strong oil and gas demand has resulted in a significant increase in drilling activity. We intend to further expand our presence in the PRC domestic market by focusing on non-API products, which command higher margins than API products, while maintaining our market position in API products. We will continue to build up our ‘‘WSP’’ brand in China and internationally through targeted marketing campaigns and our long-standing commitment to quality.

We intend to continue to increase our sales in overseas markets. In 2005, 2006 and the six months ended June 30, 2007, overseas sales accounted for approximately 41.2%, 50.9% and 61.8% of our net revenues, respectively. Our overseas customer base covers wide geographical regions, including oilfields in North America, the Middle East, Asia, Africa and Russia. We plan to continue to reduce our reliance on any particular geographic region and to achieve a more diversified distribution of our products. We currently rely mainly on distributors and agents to sell our products to oil and gas fields overseas. We intend to develop our ability to conduct direct sales in overseas markets and reduce our reliance on distributors and agents. Direct sales can increase our profit margin and facilitate sales of non-API products. We plan to open representative offices with marketing capabilities in Canada and the United States. We also plan to build a marketing and services network in the Middle East and Russia to coordinate our local marketing and after-sales activities.

In May 2007, we signed a Memorandum of Understanding with ATCE, a company based in Saudi Arabia and member of the Al Tuwairqi Group, a major steel and other value-added products manufacturer in Saudi Arabia. The group is ultimately controlled by Hilal Hussein Al Tuwairqi. Under this Memorandum of Understanding, we agreed to invest in a 50% interest in a joint venture with ATCE for the construction and operation of a seamless pipes manufacturing plant in Saudi Arabia. The joint venture will have a planned annual production capacity of 750,000 tonnes of seamless pipes, with phase one expected to begin commercial operations in the fourth quarter of 2008 with an annual production capacity of 200,000 tonnes of seamless OCTG. The seamless

OCTG products manufactured in the plant will be sold in Saudi Arabia and other countries in the region, thereby helping us to further penetrate international markets.

Enhance our research and development capabilities in order to better capture the market potential of OCTG products

We will continue to invest in research and development to broaden our product offerings, especially with respect to our non-API products, as well as to improve the quality of our existing products. Our research and development will focus on the development and application of new materials, design of premium connectors, improvement of production techniques and development of quality control systems. We plan to recruit more research and development personnel and to continue to invest in the design and development of specialized couplings and premium connectors. We are also committed to improving the training and professional development of our research and development personnel. We plan to encourage our existing research and development personnel to participate in technological exchange programs at leading domestic and overseas research institutions and universities.

Expand our production capacity of seamless OCTG products to meet increasing demand in both domestic and overseas OCTG markets

We intend to increase our annual OCTG production capacity to more than one million tonnes within three to five years. We currently have eight OCTG threading lines and one drill pipe production line with an aggregate annual production capacity of 572,000 tonnes. We plan to expand our manufacturing facilities by constructing a new drill pipe line and a new threading line in Wuxi, China and a new threading line in Vancouver, Canada with an aggregate annual production capacity of 212,000 tonnes. We expect our new drill pipe line and threading line in Wuxi to commence operation in December 2007 and September 2008, respectively, and the threading line in Vancouver to commence operation in the first half of 2008. In addition, we plan to invest in a 50% interest in a joint venture for the construction of a seamless pipes manufacturing plant in Saudi Arabia. We are also planning to establish a production facility in Houston, Texas, which is expected to commence production in 2009, as well as construct additional facilities in China. We believe that having production capacities in Canada, the United States and Saudi Arabia will facilitate building up our sales networks and local after-sales support capacity and increase our sales in those markets.

Continue to recruit and retain employees experienced in management, technology, sales and marketing

We recognize that our employees are one of our most important resources. Our future success is dependent on our ability to attract, retain and motivate highly skilled and experienced management, engineering and marketing personnel. We have focused on the training and professional development of our management and personnel at all levels. We plan to recruit several experienced management, technical, sales and marketing personnel, including personnel in the United States, to better support our export and overseas operations. We intend to use our compensation incentive programs, such as our 2007 share incentive plan, to motivate our existing employees and to attract qualified candidates. We strive to further cultivate a corporate culture that rewards performance.

Our products

Our products are key components in the oil and natural gas drilling and extraction process and are widely used in oil and gas wells in major oilfields throughout China and increasingly in overseas oil fields. The drilling process involves drilling a well to connect the oil or gas layer to the surface by casing and tubing. As the depth of the oil or natural gas layer varies from several hundred to several thousand meters, the oil extraction process requires special casing designed for the depth of the extraction. In addition, the tubing must have a high degree of precision uniformity and tensile strength in order to withstand ground pressure, external and internal pressure and the pull force at the wellhead during the extraction process. The following diagram is an illustration of a typical oil well.

We manufacture a broad range of seamless OCTG, which can be subdivided into API products and non-API products.

•	API products. These are manufactured in accordance with a standard which is considered to be the basic or minimum standard that must be met for oilfield equipment. API is the primary trade association of the oil and natural gas industry in the United States and promotes the standardization of oilfield equipment by setting and maintaining more than 500 standards and recommended practices. The API standard is a benchmark standard, and API products are produced according to the API specifications.

•	Non-API products. These are custom-made products. In addition to meeting API standards, non-API products are made with qualifications or specifications developed to meet customers’ special needs, such as higher strength, higher corrosion resistance or premium connectors. Non-API products are generally made to a higher standard than API products, and therefore more stringent technical standards and complex manufacturing techniques are required.

The table below sets forth our net revenues attributable to the two product categories for the periods indicated.

	For the year ended December 31,			For the six months ended June 30,
(in thousands)	2004(1)	2005(1)	2006(1)	2006(2)	2007(2)
API products	$105,918	$194,858	$299,158	$141,611	$146,460
Non-API products	$6,606	$15,465	$41,311	$14,521	$65,792

(1)    Derived from audited consolidated financial statements.

(2)    Derived from unaudited condensed consolidated financial statements.

We manufacture three major types of seamless OCTG, namely casing, tubing and drill pipes, all of which are used extensively in the oil and gas industries. The three major types of OCTG that we manufacture are described in detail below.

•	Casing. Casing is a large-diameter pipe that lines the wellbore. Casing is used to prevent the wall of the wellbore from collapsing and allows drilling fluid to circulate and extraction to take place. The following diagram illustrates different types of casing used in the extraction process:

There are several layers of casing: surface casing, intermediate casing and production casing. Surface casing is used to protect the well from contamination in the shallow water and gas layers. It also supports the wellhead equipment and sustains the weight of the other layers of casing. Intermediate casing is used to isolate different layers of pressure to facilitate normal circulation of drilling fluid and also to protect the production casing. Intermediate casing also facilitates the installation of blow-out preventors, anti-leakage devices and tailpipes in the well. Production casing, also called the oil string, is the conduit through which oil and gas pass from the reservoir to the surface. Production casing also protects the well and separates fluids into various layers.

•	Tubing. Tubing is a pipe used for the transportation of crude oil and natural gas from the oil or gas layer to the surface after drilling has been completed. Tubing must be made to withstand the pressure generated from the extraction process. Tubing is manufactured in the same way as casing, except that an additional process known as ‘‘upsetting’’ is applied to thicken the pipes.

•	Drill pipes. Drill pipes are steel tubes fitted with threaded ends and are used to connect the rig surface equipment with the bottomhole assembly. Drill pipes are also used to transport drilling fluid to the bit and to raise, lower and rotate the bottomhole assembly and the bit. Drill pipes must be manufactured to withstand severe external and internal pressure, distortion, bending and vibration.

In addition to the above types of seamless OCTG, we also produce line pipes, also known as liners, which are a special type of casing pillar that extends to the wellhead. Line pipes can be broadly divided into drilling liners and oil extraction liners. We classify our line pipe products as API products. We also produce green pipes, which are semi-finished pipes that we further process into our end-products. We occasionally sell green pipes to customers upon special request.

Marketing and sales

Our marketing and sales approach varies according to the targeted market. China is currently our most important market. For sales in China, we mainly engage in direct sales. We have also established four representative offices in Daqing, Changqing, Xinjiang and Sichuan oilfields in China. Our representative offices, except the representative office in Daqing, have field engineers who provide on-site technical support to our customers. Our engineers can also be sent to other oilfields when our customers request on-site technical support. We also encourage our on-site technicians to promote our products, especially our non-API products that compete with imported non-API products. Our customers typically conduct a quality review to ensure the integrity and stability of our operations before doing business with us.

For international sales, we currently rely mainly on distributors in major international markets to sell our products in oil and gas fields. We rely to a lesser extent on sales agents in overseas markets. As part of our after-sales support function, we send our technicians overseas to our customers’ locations upon request. In 2004, 2005, 2006 and the six months ended June 30, 2007, international sales accounted for approximately 30.7%, 41.2%, 50.9% and 61.8%, respectively, of our net revenues.

Customers

We have adopted a customer-oriented approach to sales and marketing and strive to provide high-quality customer support, including after-sales support. We believe our approach has enabled us to establish long-standing customer relationships with a broad customer base across major oilfields in China, including Daqing, Changqing, Xinjiang, Sichuan and Yanchang oilfields. The Daqing, Changqing, Xinjiang and part of Sichuan oilfields are operated by CNPC. We were the third largest OCTG supplier to CNPC in 2006.

We typically extend our PRC customers credit with terms between 60 to 90 days. The credit terms are determined based on, among other things, prevailing market conditions, the size of the companies, their profitability, transaction volume, payment history, industry information on their credit worthiness and duration of their business relationship with us. We usually give credit to customers who have long-standing business relationships or large volume transactions with us.

Our overseas customer base covers a wide geographical area and our products are used in oilfields in North America, the Middle East, Asia, Africa and Russia. For overseas customers and distributors, payment is usually made by a letter of credit that is issued prior to the shipment of products. We extend credit up to 90 days to certain large customers who have established long-standing business relationships with us.

Sales of our products are typically conducted either through purchase orders or sales contracts with a term less than six months. We typically offer a warranty on our products for up to one year. During the warranty period, we will repair or replace faulty products. In certain situations, we agree to indemnify direct loss caused by faulty products. In 2004, 2005, 2006 and the six months ended June 30, 2007, we have had minimal warranty claims and no faulty goods returned.

In 2004, 2005, 2006 and the six months ended June 30, 2007, sales to our five largest customers accounted for approximately 80.3%, 71.4%, 60.5% and 60.1%, respectively, of our net revenues. CNPC accounted for 32.5% and 20.7% of our net revenues for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. SB International Inc. accounted for 21.8% of our net revenues for the six months ended June 30, 2007. No other customer accounted for over 10% of our net revenues. Although CNPC accounted for a significant percentage of our net revenues, we typically enter into sales contracts independently with the oilfields controlled by CNPC. The following table lists our five largest customers for the periods indicated.

Five largest customers	Location
2006
China National Petroleum Corporation (CNPC)	PRC
SB International Inc.(1)	United States
China Petroleum & Chemical Corporation (Sinopec)	PRC
Malaysia International Trading Corporation (Japan) SDN. BHD.(1)	Malaysia
UMW Oilfield International Trading (Labuan) Ltd(1)	Malaysia
Six months ended June 30, 2007
SB International Inc.(1)	United States
China National Petroleum Corporation (CNPC)	PRC
China Petroleum & Chemical Corporation (Sinopec)	PRC
Hyundai Corporation(1)	South Korea
Yanchang Oilfield Joint Stock Company	PRC
(1)	These customers are distributors.

Pricing policy

Our products are not currently subject to any price controls or regulations by PRC government authorities. The government does not participate in our pricing decisions. In determining product pricing, we primarily consider the following factors: estimated overall market price level, costs, brand name and customer recognition of competing products. We generally set our prices according to the market prices at the relevant markets. Prices for our API products in the PRC domestic market are generally set based on the prevailing market prices, which are usually the prices at which CNPC purchases from its major suppliers. Our export prices are typically higher than our domestic prices. Our export prices fluctuate depending on local market conditions, exchange rates and other factors. The prices of our OCTG are competitive compared to those charged by our international competitors.

Logistics

Wuxi has a well developed transportation infrastructure and easy access to port facilities and railroads. Wuxi is located on both the Shanghai-Nanjing expressway and the Shanghai-Nanjing rail line. The Hangzhou-Beijing Grand Canal also flows through the city. We are in the process of developing a 20,000-square-meter logistics center located in the Wuxi National High-Tech Industrial Development Zone.

We usually deliver our finished products to customers in China by train or by truck in circumstances requiring urgent delivery. Our deliveries overseas are primarily made by ship. We have engaged a number of overseas shipping agents to transport our finished products overseas. For short-distance delivery of our products, for example, from our site to train stations, we have entered into a transportation framework agreement with Wuxi Quanhua Material Co., Ltd., or Quanhua Material. Under this agreement, Quanhua Material agreed to provide transportation services to us for a fee that is negotiated based on the prevailing market price. This agreement expires on December 31, 2009 and will be automatically renewed for another term of three years unless either party gives three months termination notice prior to the expiration of the term.

We procure our raw materials from Wuxi and other provinces in China. Raw materials from Wuxi are usually delivered to our facilities by truck or barge, while raw materials from other provinces are usually delivered to us by train or ship.

In May 2007, we completed the implementation of a logistics management system to enhance our logistics operations. This system helps us plan, organize and manage the flow of goods from raw materials to finished products, including management of the logistical aspect of workflow.

Manufacturing

Manufacturing process

Hot rolling production process.    Our production process begins with the transportation of round steel billets from our suppliers to our production plants in Wuxi. Typically, these round steel billets have diameters of between 180 mm to 330 mm, weigh approximately 442 kg to 481 kg and have a length between 1.8 meters to 4.5 meters. After passing quality inspection, round steel billets are processed and manufactured into green pipes, which are semi-finished pipes. Green pipes are further processed into final products.
Round steel billets can be manufactured into green pipes through either the hot-rolling process or the cold-draw process. For the hot-rolling process, the round steel billets are first heated to the required temperature, then a hole is pierced length-wise through each individual round steel billet. The pierced round steel billet then undergos an elongation process to round the pierced hole into the required circular shape. After that, it is reheated to standardize the durability of each pipe through a process called ‘‘stretch reducing.’’ For the cold-draw process, the round steel billets are similarly heated and a hole is pierced, but the resulting steel pipe is elongated and shaped through a cold-draw process that uses a mold. The pipes are then straightened and cut into standard lengths of 9.3 meters to 13 meters. Finally, the pipes are subject to various inspections, including size inspections, surface inspections, and non-destructive and hydrostatic tests, before being classified as green pipes or line pipes.

Tubing and casing production process.    For the manufacture of tubing, green pipes undergo an ‘‘upsetting’’ process to thicken the walls of the pipes. Apart from this step, the manufacture of tubing and casing is identical. First, green pipes are threaded on each end. The threading is then inspected and, if necessary, rethreaded to ensure that the thread accurately connects to the coupling. Next, the tubing and casing are strengthened by surface treatment and are subject to various inspections, including drifting and hydrostatic tests before they are coated and packaged into tubing and casing. Tubing and casing are manufactured in our threading lines.

Drill pipe production process.    In order to produce drill pipes, green pipes are initially ‘‘upsetted’’ to thicken the walls. Next, the pipes are threaded and receive a strength-enhancing copper plating, after which a non-destructive test is conducted. The pipes are then welded to tool joints. The drill pipes then undergo weld heat treatment and a weld finishing process to remove welding stress. Various testing, including a hardness test, pressure test and non-destructive test is then carried out on the finished drill pipes before final coating and packaging. Drill pipes are manufactured in our drill pipe production line.

Production capacity

The following table sets out the annual production capacity for each of our production facilities as of the date of this prospectus and the actual production output in 2006 and the six months ended June 30, 2007.

Production facilities	Product line	Location	Year of Commencement	Annual production capacity(1)	Actual production output in 2006(1)	Actual production output in the six months ended June 30, 2007(1)
				(in tonnes)	(in tonnes)
No. 1 threading line	Tubing, casing and premium connectors	Wuxi, Jiangsu Province, PRC	August 2001	100,000	67,939	37,395
No. 2 threading line	Tubing	Wuxi, Jiangsu Province, PRC	August 2001	50,000	40,439	19,536
No. 3 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	August 2002	70,000	61,234	36,962
No. 4 threading line	Casing	Wuxi, Jiangsu Province, PRC	March 2005	90,000	84,085	40,922
No. 5 threading line	Tubing and casing	Wuxi, Jiangsu Province, PRC	April 2006	90,000	26,250	24,196
No. 7 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	May 2006	40,000	12,108	23,088
No. 8 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	May 2007	100,000	N/A	3,429
No. 9 threading line	Tubing and premium connectors	Wuxi, Jiangsu Province, PRC	March 2007	20,000	N/A	3,105
Drill pipe production line	Drill pipes	Wuxi, Jiangsu Province, PRC	December 2006	12,000	263	2,795
Cold-draw pipe production line	Green pipes	Xuyi, Jiangsu Province, PRC	January 2006	100,000	72,540	46,776
Hot-rolling pipe production line	Green pipes	Wuxi, Jiangsu Province, PRC	January 2007	450,000	N/A	75,285
Hot-rolling pipe production line	Green pipes	Xuyi, Jiangsu Province, PRC	July 2007	100,000	N/A	N/A
(1)	Comparison of actual output against annual production capacity is not meaningful as our annual production capacity is calculated using an estimated product mix for each production line, which may differ from the actual product mix manufactured from the production line.

Most of our manufacturing facilities are located in the Wuxi National High-Tech Industrial Development Zone and neighboring areas in Wuxi, with the exception of our cold-draw pipe production line and one hot-rolling pipe production line, which are located in our Jiangsu Fanli production facility in Xuyi County, Jiangsu Province.

We are currently expanding our manufacturing facilities. The following table sets forth the major items of our planned expansion.

Production facilities	Product line	Location	Expected time of completion	Expected annual production capacity
				(in tonnes)
Drill pipe production line	Drill pipes	Wuxi, Jiangsu Province, PRC	December 2007	12,000
Threading line	Tubing and casing	Vancouver, Canada	First half of 2008	100,000
No. 6 threading line	Casing	Wuxi, Jiangsu Province, PRC	September 2008	100,000

We plan to expand our manufacturing facilities by constructing a new drill pipe line and a new threading line in Wuxi, China and a new threading line in Vancouver, Canada with an aggregate annual production capacity of 212,000 tonnes. We believe these new production lines will further enhance our production capacity and increase our product variety. We are also planning to establish a production facility in Houston, Texas, which is expected to commence production in 2009.

We purchase equipment from both international and domestic suppliers. In October 2005, we entered into a purchase contract with Taiyuan Tongze Equipment Co., Ltd., under which we purchased certain hot rolling production line equipment for RMB 224 million. The equipment was delivered and installed at our manufacturing facilities in Wuxi, China.

Facilities

Our corporate headquarters and manufacturing facilities are located in Wuxi, Jiangsu Province, with a substantial part within the Wuxi National High-Tech Industrial Development Zone. Our Jiangsu Fanli production facilities are located in Xuyi County, Jiangsu Province. As of June 30, 2007, Wuxi, Jiangsu and Xuyi, Jiangsu had production facilities and offices of total gross areas of 180,000 and 50,700 square meters, respectively. We hold land use rights for the land on which our plants are situated, and such land use rights have been granted to us for a period of fifty years, which expire between 2050 and 2054, except for a parcel of land with a total gross areas of approximately 1,000 square meters in Xuyi, Jiangsu, for which we use as a warehouse.

We also lease production facilities and offices in Wuxi, Jiangsu with total gross areas of 9,504 square meters from Wuxi Longhua. In 2006 and the six months ended June 30, 2007, we paid $73,000 and $0.1 million to Wuxi Longhua under the lease agreement. The lease agreement will expire in August 2008. To support our operations and business expansion in Canada, we are planning to lease certain premises located in Vancouver, Canada.

Suppliers of raw materials

The major raw materials used in our products are round steel billets of various steel grades and green pipes, which are primarily sourced within China.

To ensure a steady supply of round steel billets, we have entered into two long-term arrangements for the supply of round steel billets. In August 2006, we entered into a three-year framework arrangement with Nanjing Steel, under which we agreed to order from Nanjing Steel, and Nanjing Steel agreed to supply us, 200,000 to 300,000 tonnes of round steel billets per year. The purchase price is subject to the parties’ periodic negotiations. In December 2006, we entered into a five-year cooperation agreement with Wuxi Xuefeng under which Wuxi Xuefeng is committed to supply us with 300,000 to 600,000 tonnes of round steel billets per year. The purchase price is subject to the parties’ periodic negotiations. Nanjing Steel and Wuxi Xuefeng accounted for 21.7% and 45.0%, respectively, of the total round steel billets supplied to us in the six months ended June 30, 2007.

In the past, we relied on third party green pipe suppliers and subcontractors to supply us with green pipes for our production needs, which was subject to fluctuations in market supply. Starting from 2006, we have significantly reduced our reliance on green pipe suppliers by expanding our in-house manufacturing capabilities of green pipes. In April 2006, we acquired a 70% equity interest in Jiangsu Fanli, which has an annual production capacity of 100,000 tonnes of green pipes. In January 2007, we began production of green pipes at our new hot-rolling-pipe line in Wuxi with an annual production capacity of 450,000 tonnes. In July 2007, we commenced operation of our new hot-rolling pipe production line in Jiangsu Fanli, which has an annual production capacity of 100,000 tonnes of green pipes. Our in-house production of green pipes allows us to monitor the quality of our green pipes without having to rely on the quality assurances of other manufacturers or suppliers. By producing green pipes ourselves, we have also streamlined our in-house production process and shortened the production cycle of our OCTG.

Expenditures on raw materials accounted for 91.5%, 91.4%, 86.1% and 81.3% of our cost of revenues in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively. In 2004, 2005, 2006 and the six months ended June 30, 2007, purchases from our five largest suppliers accounted for approximately 57.7%, 43.5%, 55.0% and 40.8%, respectively, of our total raw material purchases.

Material contracts

We are a party to the following material contracts for the two years immediately preceding the date of the prospectus:

•	purchase agreement with Taiyuan Tongze Equipment Co., Ltd. for the purchase of hot rolling production line equipment. See ‘‘Production capacity’’ for a description of this material contract;

•	framework arrangement with Nanjing Steel for the supply of round steel billets. See ‘‘Suppliers of raw materials’’ for a description of this material contract;

•	cooperation agreement with Wuxi Xuefeng for the supply of round steel billets. See ‘‘Suppliers of raw materials’’ for a description of this material contract;

•	loan agreements with banks and UMW ACE. See ‘‘Management’s discussion and analysis of financial condition and results of operations – Liquidity and capital resources’’ and see also ‘‘Related party transactions – Transactions with UMW and its affiliates’’ for a description of these material contracts; and

•	agreements relating to the Company’s restructuring in 2006. See ‘‘Corporate structure’’ for a description of these material contracts.

Quality control and certifications

We have implemented a stringent quality control system at all stages of our production process. In order to ensure that our raw materials meet the required quality standards for production, we have implemented a set of procedures for the selection of our suppliers, following guidelines set forth in a quality control handbook issued by API. We have adopted a series of quality control tests to inspect all raw materials supplied to us and our projects in different stages of the production process, including the following:

•	Size and surface inspection. Our quality assurance staff inspects the size and surface of the tubes to ensure that the tubes meet the required standard during the tube manufacturing process.

•	Non-destructive test. This test is conducted to ensure that no damage occurred to the tube during the upsetting, heat treatment and hot straightening treatments. For the blind areas at the end of the pipes, a magnetic power detectoscope is used to conduct the test. If we find damage within the pipe during the course of this test, our quality assurance staff will further investigate the area with a portable ultrasound detectoscope.

•	Thread inspection. This test is conducted by our production staff by physically examining the thread after the threading stage of the production process to ensure that the thread accurately conforms to the required parameters.

•	Hydrostatic test. In this test, the pipes are rolled onto a hydrostatic testing machine where water is pumped into the pipes to ensure that the pipes can withstand the requisite internal pressure and to confirm that there is no leakage.

•	Drifting test. This test is conducted to inspect the straightness of the pipes and to determine if any protrusions exist along the inner walls.

•	Physical and chemical analysis. This test analyzes the chemical composition, mechanical performance and metallographic structure of the pipe materials.

•	Hardness and pressure test. The pipes are physically tested through a weld finishing test and hardness test to ensure that the pipes can withstand the requisite external pressure and exhibit the required hardness before final coating.

We also conduct quality control tests on our finished products. The pipes are subject to physical checks by our quality assurance staff to ensure that there are no visible defects and that all finished pipes accurately conform to the intended parameters and lengths.

We have a team of over 200 quality assurance staff equipped with advanced testing equipment. We also provide regular training to our production staff and have established a set of mandatory internal procedures and standards.

We have obtained certificates of registration from API certifying that our quality management system was in compliance with the ISO 9001 and API specification Q1 quality system standards in February 2002 and ISO/TS 29001 in December 2004. These certificates of registration are effective from the date of registration and have no expiration dates, provided that we continue passing the annual inspections by API. The scope of these registrations and the approved quality management systems apply to the manufacture of casing, tubing, line pipes and drill pipes, threading of tool joints and rotary-shouldered connections.

In addition, we obtained certificates of authority to use the official API monogram on our manufactured products under the conditions of API Specification 5CT, API Specification 5D and API Specification 5L in February 2002 and API Specification 7 in February 2005. The certificates are subject to periodic inspection by API. These certificates are valid until February 2008 and must be renewed every three years.

Research and development

We believe our strong commitment to research and development has been one of the key factors in our success. The OCTG industry in which we operate is characterized by rapid development and increasing demand for high quality products. We have focused our research and development efforts on the following major areas:

•	development and application of new materials;

•	design of premium connectors;

•	improvement of production techniques (including improved corrosion-resistance and upsetting); and

•	development of quality control systems.

Our senior management team leads our research and development efforts and sets strategic directions for the advancement of our products and manufacturing processes. We have a technical team to design and engineer our proprietary products and processes, many of whom have years of experience in the OCTG and steel industry. In addition, engineers from different departments also assist with our research and technology development activities on a project by project basis. The in-depth knowledge and expertise in the OCTG industry of our researchers and engineers enable us to conduct research and development of our products efficiently.

In 2006 we entered into a technological cooperation with Southwest Petroleum University in China to conduct collaborative research on drilling pipes. We are in the processes of establishing a postdoctoral research program at our company, which will be devoted to research in OCTG areas such as the development of oil well pipes and casing. We have also used our research capabilities to attract new recruits.

We plan to continue to invest in research and development in order to broaden our product offerings, especially with respect to our non-API products. Since 2006, our research and development team has focused on the development of new materials such as 13Cr, 9Cr, super high-intensity tubing and casing as well as hot-rolling processes. As of June 30, 2007, we had seven patents and one pending patent application in China and had developed several other proprietary processes and technologies as a result of our research and development activities, many of which we have applied in our manufacturing processes and our products. See ‘‘—Intellectual property rights’’ for more information relating to our patents and patent applications.

Competition

We face competition in the domestic and international markets in which we operate. We believe we differentiate ourselves from our competitors and capture market share both in the domestic and international markets through our sales network, pricing strategies, quality and variety of our products, response time to customers’ specific demands and our ability to provide custom-made products. Furthermore, maintaining a balance of domestic sales and exports also provides us with the flexibility to reallocate sales to the markets with strong demand.

The PRC seamless OCTG market is dominated by a few major steel producers with a large number of small producers competing for the remaining small portion of the market. We face competition mainly from top producers who have succeeded in establishing a strong brand name with oil companies. Our major competitors in the PRC seamless OCTG market include Tianjin Pipe (Group) Corporation, Shanghai Baosteel Group Corporation and Pangang Group Chengdu Iron & Steel Co., Ltd. Among these competitors, we are the only one specializing in seamless OCTG products, while the others also produce welded OCTG or non-OCTG products. Many of our competitors are state-owned enterprises which may have greater resources and better brand recognition than we do.

The competitors in our export markets include all the leading seamless pipe producers in the world, particularly those in Argentina, Japan, the United States, France and Russia. Our international competitors include Tenaris in Argentina, Vallourec & Mannesmann Tubes in France, TMK in Russia, Sumitomo and JFE Steel Corporation in Japan, and US Steel in the United States.

Intellectual property rights

We recognize the importance of protecting and enforcing our intellectual property rights by actively seeking legal protection for our products and proprietary information through patents, trademarks and technical know-how. See ‘‘—Research and Development’’ for more information relating to our patents. As of June 30, 2007, we had seven patents registered under our name and one pending patent application in China. We have also one PRC patent and three PRC patent applications granted to or applied under the names of our full-time employees who invented the technologies covered by the patent or the applications using our resources. We and the employees are in the process of transferring these patent and patent applications to our name without consideration. Of the patents and patent applications under our name and our employees’ name, ten of the patents and patent applications, which include both utility model and invention patents, relate to the manufacture of our non-API products. Specifically these patents deal with the production of specialized connectors, couplings and casings, and the production of our non-API products is substantially dependent on these patents. We have not used technologies covered under two of the patent applications; however, they will be used in the near future when we begin manufacturing new products incorporating technologies covered by these patent applications. In addition, we had two trademarks in Colombia, one trademark in Hong Kong, one trademark in Saudi Arabia, one trademark in Kazakhstan and 27 pending trademark applications in China, Malaysia, the United States, Canada, and several other countries, as well as one registered domain name. We have also entered into confidentiality agreements with our employees and business partners to protect our confidential information and know-how.

We own and have applied for patents to protect technologies that we believe are significant to our business. Most of our patents cover utility models, which have a term of ten years, expiring between 2012 and 2014. One of our patents covers an invention and have a term of 20 years, expiring in 2025. The technologies covered by these patents range from special couplings and connectors to a particular type of casing. As with patent rights in most other jurisdictions, a patent holder in the PRC has the right to exclude others from using and otherwise exploiting the patented technology within the PRC without a license from the patent holder. Our PRC patents and other measures we have taken may not be sufficient to protect our competitive position. For example, as we only hold PRC patents, if third parties manufacture and sell products using our technology outside the PRC in competition against us, we would not have a legal cause of action against them.

Employees

As of December 31, 2004, 2005 and 2006 and June 30, 2007, we employed 536, 787, 1,550 and 2,017 full-time employees, respectively. The following table sets forth the number of our full-time employees by area as of June 30, 2007.

As of June 30, 2007
Production	1,355
Technical services	76
Quality assurance	375
Logistics	72
General administration	110
Marketing and sales	29
Total	2,017

To enhance our employees’ performance, we have designed and implemented in-house training programs that are tailored to each employee’s job scope and responsibilities. Specific training is provided to new employees at orientation to familiarize them with our working environment and safety requirements. In addition, we provide our professional staff and technicians with training courses that focus on their technical skills and qualifications to ensure that they are familiar with the technology in the industry. We also sponsor our employees’ attendance at external training programs related to their area of expertise. We believe the recruitment, training and retention of skilled and experienced personnel with relevant industry experience will continue to be essential to our ability to deliver quality OCTG to our customers and to implement our business strategy.

The compensation package that we provide to our employees includes salary and bonus. In order to reward our staff and attract outstanding candidates, we have adopted the 2007 Share Incentive Plan whereby certain employees may be granted options to subscribe for our shares at the discretion of the board of directors or of a committee designated by the board. As stipulated by PRC regulations, our PRC subsidiaries contribute to social insurance for their staff every month, including pension, medical insurance, unemployment insurance, occupational injuries insurance, childbirth insurance and the housing providence fund, except that Jiangsu Fanli has not provided its employees with such social insurance and housing fund for the period from April 2004 to February 2007, for which we have made a provision covering such period.

We have a workers’ union that protects employees’ rights and welfare benefits, and assists in mediating any disputes that may arise between us and our employees. We have not had any strikes or other labor disturbances that have interfered with our operations, and we believe that we have maintained a good working relationship with our employees.

Insurance

We maintain property insurance with respect to our operations that covers general property, plants and machinery, and shipping and transportation. In addition, we have product liability insurance that covers our sales in North America. However, we do not maintain product liability, business interruption or key-man insurance in China. We believe that our insurance coverage is customary for similar operations in our industry in China. However, we cannot assure you that our existing insurance policies are sufficient to protect us from all losses and liabilities that we may incur.

Environmental and safety matters

We believe we have been in compliance with national and local environmental laws and regulations in China. We have installed waste treatment facilities and implemented waste treatment procedures to ensure that waste produced during our production processes is discharged in compliance with applicable laws and regulations. We have designated staff to handle solid waste and its disposal by selling re-usable steel scraps and defective pipes and disposing other waste to waste collection companies. In addition, we have installed two sets of jet cloth filters to filter the oxidized dust generated from hot-rolling pipe production and pipe processing.

In order to handle the waste water generated from our production lines for hot-rolling pipe production and pipe processing, we have installed three waste water disposal systems. Processed waste water is recycled and is not discharged. Emulsified liquid waste generated in pipe processing is delivered to qualified companies for disposal.

We have installed improved ventilation systems for three of our threading lines by installing an axial-flow machine, increasing the number of air-vents and enlarging ventilation windows. These measures have contributed to an improvement in air quality and lower temperatures at our production facilities. In addition, in order to reduce the negative impact of our operations on the environment, we use natural gas in our hot-rolling pipe production lines for each stage of our hot-rolling production process. The burning of natural gas emits minimal pollutants when compared to oil and coal.

The local environmental regulatory authority of Wuxi, Jiangsu Province conducts regular inspections of our operations to ensure that we are in compliance with all applicable domestic environmental laws and regulations. We currently comply with the ISO 14001:2004 environmental standards. ISO 14001 specifies the requirements for an environmental management system, which helps to minimize operational impact on the environment.

Since pollution caused by our production activities is much less than those of larger-scale iron and steel operations, we currently do not perform any research and development on environmental matters. We have not been subject to any fines or legal action involving non-compliance with any relevant environmental regulations, nor are we aware of any threatened or pending action by any environmental regulatory authority in any location where we operate our business.

Legal proceedings

We provided guarantees to China Huayuan Group Jiangsu Company Limited, or Huayuan Jiangsu, an independent third party. Subsequently, we were involved in a lawsuit brought by China Construction Bank, or CCB, pursuant to the RMB 6 million ($0.8 million) guarantee we provided for certain loans made by CCB to Huayuan Jiangsu. This lawsuit was settled in June 2006, and the amount owed to CCB under the settlement was fully paid by Wuxi Longhua, a company controlled by Mr. Piao, our chairman and chief executive officer. Wuxi Longhua has waived any right of contribution from us with respect to such payment.

We were also involved in a lawsuit brought by the Bank of Communications in August 2007, resulting from a RMB9 million guarantee we provided for a loan made by the Bank of Communications to Huayuan Jiangsu. We settled the lawsuit in August 2007 and paid on behalf of Huayuan Jiangsu RMB9 million ($1.2 million) plus an interest of RMB1.3 million ($0.2 million). In the settlement, we have preserved a recourse against Huayuan Jiangsu for the amount we paid to the Bank of Communications. We have waived all rights and claims against Wuxi Longhua in relation to this payment, which had undertaken in the past to reimburse WSP China with respect to any liability arising from the guarantee provided to the Bank of Communications. See ‘‘Related party transactions – Transactions with Mr. Piao and his affiliates.’’

Wuxi Seamless Steel Tube Co., Ltd., or WSST, brought a lawsuit against WSP China before the Wuxi Intermediate People’s Court in May 2007, claiming that WSP China had infringed upon its trade name WSST and demanded that WSP China stop using the English word ‘‘Seamless’’ and its

Chinese transliteration. Although WSST agreed in writing on October 28, 1999 to permit WSP China to use the word ‘‘Seamless’’ and WSP China had duly registered its name containing ‘‘Seamless’’ with the appropriate government authorities, WSST claimed that such agreement was conditional on WSST’s shareholder Jiangsu Xi Gang Group Co., Ltd., or Xi Gang Group, maintaining an ownership interest in WSP China. Xi Gang Group is no longer a shareholder of WSP China. The Wuxi Intermediate People’s Court dismissed WSST’s claim on September 25, 2007. WSST appealed to Jiangsu Province Higher People’s Court on October 22, 2007. We believe that WSST’s claim is without merit and we intend to contest the claim vigorously. Although we cannot predict with certainty the result of such an appeal, we believe that the final outcome will not have a material adverse effect on our business and results of operations. Regardless of the outcome, however, defending the appeal may result in certain costs and diversion of management resources and attention.

The CBSA initiated an investigation on August 13, 2007 on the alleged dumping and subsidizing of certain seamless carbon and alloy steel oil and gas well casings from China after receiving a complaint from TenarisAlgomaTubes Inc., a Canadian manufacturer of these goods. We were named as one of the 30 exporters of the goods from China subject to the investigation. The CITT has conducted a preliminary inquiry and determined, on October 12, 2007, that the evidence disclosed a reasonable indication that the alleged dumping and subsidizing of the goods has caused or is threatening to cause injury to the Canadian industry. On November 9, 2007, the CBSA made its preliminary determination that exports of carbon and alloy steel seamless oil and gas well casings were being dumped and were subsidized. These preliminary findings resulted in the imposition of a 44% preliminary duty on our products imported into Canada, which will adversely affect our sales in Canada. These preliminary findings also lead to final investigations being initiated by each body in which additional data will be gathered, information will be verified and the injury portion will be subject to a full adversarial hearing on the merits of the case. The final determinations are expected in March 2008. We and the other exporters are contesting these findings. In 2006 and for the six months ended June 30, 2007, products exported to Canada accounted for 4.1% and 0.6% of our net revenues, respectively. Should the CITT and CBSA make final determinations in favor of the complainant and impose definitive anti-dumping and countervailing duties on the subject goods, our sales in Canada of these goods may suffer and our export business to Canada may be materially and adversely affected.

Except as disclosed above, we are not currently a party to any other material legal or administrative proceedings. However, we may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Regulations on seamless OCTG manufacturing and sales businesses

Under the PRC law, operators of seamless OCTG manufacturing and sales businesses are not required to obtain any special licenses from government agencies, other than regular business licensees and other permits that must be held by every business located in China.

Regulations on environmental protection

The OCTG industry is not considered as a heavy pollution industry by the PRC State Environmental Protection Authority. However, we are still subject to a variety of governmental regulations related to environmental protection. The major environmental regulations applicable to us include the Environmental Protection Law of the People’s Republic of China, the Water Pollution Prevention Law of the People’s Republic of China, the Atmospheric Pollution Prevention Law of the People’s Republic of China, the Environmental Noise Pollution Prevention Regulations of the People’s Republic of China, the Environmental Impact Assessment Law of the People’s Republic of China and the Regulations Governing Environmental Protection in Construction Projects. Also, general environmental regulations relating to noise and the treatment of industrial waste are applicable to our operations.

All phases of our operations are subject to environmental regulations and discharge standards promulgated by government agencies in China. Before we may begin project development and production, we must comply with environmental regulations and standards. Environmental regulations set forth limits and prohibitions on spills, releases or emissions of various substances produced in association with certain processing and manufacturing operations. A breach of any regulations may result in imposition of fines and penalties and even curtailment or suspension of our operations. Furthermore, future changes in environmental laws and regulations could occur that result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, any of which could have a material adverse effect on our financial condition or results of operations.

Regulations on foreign currency exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE, and other relevant PRC government authorities, Renminbi are freely convertible only to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into Renminbi.

Regulations on dividend distribution

The principal regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.

Under these regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside 10% of their after-tax profits based on the PRC accounting standards each year, if any, to fund their general reserve fund, until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Wholly foreign-owned enterprises are also required to allocate a portion of their after-tax profits, as determined by the board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners.

Under the current PRC tax law, dividend payments to a foreign investor made by an enterprise with foreign investment are exempt from PRC withholding tax. Pursuant to the new PRC Enterprise Income Tax Law, which will be effective on January 1, 2008, dividends payable by an enterprise with foreign investment to its foreign investors may be subject to a 20% withholding tax, if such foreign investor’s jurisdiction of incorporation does not have a tax treaty with the PRC that provides for a different withholding arrangement. However, since the new regulation has only been adopted recently, there is uncertainty on how it should be interpreted or implemented.

Regulations on overseas listing

On August 8, 2006, six PRC regulatory agencies, namely the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly adopted the Regulations on Merger and Acquisition of Domestic Enterprises by Foreign Investors (‘‘Regulations on Merger and Acquisition’’), which became effective on September 8, 2006. The Regulations on Merger and Acquisition purport, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listing.

In relation to this offering, our PRC counsel, Jingtian & Gongcheng, confirmed that we have obtained all necessary approvals and consents and have complied with all relevant rules, regulations and registration requirements imposed by the relevant PRC authorities.

In particular, we have obtained approval from the relevant PRC governmental authority in accordance with the Provisional Regulations on Merger and Acquisition of Domestic Enterprises by Foreign Investors (‘‘Provisional Regulations on Merger and Acquisition’’) regarding WSP Holdings’ inbound investment in the equity interests in WSP China in August 2006. The Provisional Regulations on Merger and Acquisition was superseded by the Regulations on Merger and Acquisition on September 8, 2006. As the Regulations on Merger and Acquisition do not operate retrospectively, it does not apply to the aforesaid inbound investment. Our PRC counsel confirmed that our company is not required to seek approval from CSRC under Article 45 of the Regulations on Merger and Acquisition regarding the proposed listing.

Management

Directors and executive officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and executive officers	Age	Position
Longhua Piao	45	Chairman and Chief Executive Officer
Dato’ Dr. Abdul Halim bin Harun	56	Vice Chairman
Xizhong Xu	39	Director and Assistant General Manager
Wai Kit Lau	44	Independent Director*
Jing Lu	67	Independent Director*
Dennis D. Zhu	43	Independent Director*
Baiqin Yu	62	Vice General Manager of Production
Yi Zhang	52	Vice General Manager of Technology
Zongdi Ye	56	Vice General Manager of Machinery
Yip Kok Thi	46	Chief Financial Officer
Rixin Luo	44	Assistant General Manager of Sales and Marketing
Yanping Dong	45	Assistant General Manager of Administration
*	Messrs. Lau, Lu and Zhu have accepted our appointment to be the independent directors of our company, commencing from November 13, 2007.

The address of our directors and executive officers is WSP Holdings Limited, No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China.

Directors

Longhua Piao has been our director and chief executive officer since our inception and became our chairman in August 2007. Mr. Piao serves as the chief executive officer of WSP China since he founded WSP China in November 1999. Mr. Piao is principally responsible for formulating our strategic development objectives, supervising the implementation of our business plans and policies, and our overall organizational management. Prior to founding WSP China, Mr. Piao served as the general manager of Daqing City Zhong Bang Jing Mao Company Limited during the period between 1996 and 1999. Outside of our group, Mr. Piao is a director and the controlling shareholder of Expert Master Holdings Limited, an investment company, Eastar Industries Inc., a steel manufacturing and trading company, Huaian Longhua Real Estate Development Co., Ltd., Lianyungang Eastar Photonics Technologies Co., Ltd., an LED manufacturing company, Regalia Investments Holdings Ltd., an investment company, WSP Canada Ltd., or WSPC, an oil pipe trading company, Wuxi Huayi Investment Company Limited, an investment and trading company, Wuxi Longhua Steel Pipes Company Limited, a leasing company, WSP Pipe LLC, an oil pipe production company and Cambodia Iron and Steel Mining Industry Group, an iron ore mining company. Mr. Piao completed the in-service accounting program (postgraduate level) at the Shanghai University of Finance and Economics School of Accounting in October 2006. Mr. Piao has received a number of awards. In January 2006, the Wuxi Municipal People’s Government honored Mr. Piao for his contributions towards the development of Wuxi’s non-state-owned economy by naming him as one of the top 10 private entrepreneurs for 2005.

Dato’ Dr. Abdul Halim bin Harun serves as our vice-chairman and has joined the board of directors since December 2004. Prior to joining UMW, Dato’ Dr. Abdul Halim acted as the Managing Director of Klang Container Terminal Berhad and Klang Port Management Sdn Bhd from 1995 to 2001. He was appointed to the board of UMW in October 1990 and has been UMW’s group managing director and chief executive officer since April 5, 2001. Dato’ Dr. Abdul Halim bin Harun received his education from Universiti Teknologi Mara and Emile Woolf College of Accountancy (UK). Dato’ Dr. Abdul Halim is a Fellow Member of the Association of Chartered Certified Accountants (UK) and a member of the Malaysian Institute of Accountants. Dato’ Dr. Abdul Halim obtained a Doctorate of Philosophy in Management and Organisational Development by the Irish International University in September 2001.

Xizhong Xu serves as our director and assistant general manager and has joined the board of directors since November 2004. Mr. Xu joined our company in December 2000 and is responsible for our strategic investment planning and management. Prior to joining us, Mr. Xu served as a credit officer at the Bank of Communications, Wuxi Branch, from December 1992 to October 2000. Mr. Xu is also a director of Lianyungang Eastar Photonics Technologies Co., Ltd., a LED manufacturing company. Mr. Xu received his bachelor’s degree in economics from the Jiangsu Institute of Technology in July 1990, and was awarded an accounting professional certificate from the Ministry of Finance People’s Republic of China in June 1998.

Wai Kit Lau has been our independent director since November 13, 2007. He is a co-founder and partner of Gobi Partners Inc. and has been responsible for its management and financial control since January 2002. He has served as an independent non-executive director for Tianjin Development Holdings Limited and for China Insurance International Holdings Company Limited, which are listed on the main board of the Stock Exchange of Hong Kong Limited, since March 1998 and July 2000, respectively. Mr. Lau has also worked as an independent non-executive director of Shandong Weigao Group Medical Polymer Company Limited, which is listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, since November 2004. He was an investment advisor from 1996 and 1998 and a securities dealer in 1998 registered with The Hong Kong Securities and Futures Commission. He is a Solicitor in Hong Kong, member of the State Bar of California, Solicitor in England and Wales and Solicitor and Advocate in Singapore. Mr. Lau received a Bachelor of Laws degree from the University of Hong Kong in 1985.

Jing Lu has been our independent director since November 13, 2007. From December 1997 to December 2000, Mr. Lu served as the standing vice president of Daqing Petroleum Administration Bureau and vice chairman of the board of directors and standing vice general manager of Daqing Oilfield Company Limited. Mr. Lu served as a representative of the 8th National People’s Congress between 1990 and 1997. He was an adjunct professor of the China University of Petroleum from December 2000 to December 2005 and adjunct professor at Beijing Petroleum Managers Training Institute from February 1996 to February 1998. He was also an adjunct professor of economic management of Heilongjiang University from October 1989 to October 1990, and adjunct professor at Daqing Petroleum Institute from October 1989 to October 1992. Mr. Lu was awarded with a special allowance and certificate by the PRC State Council for his outstanding contribution in engineering in June 2000. Mr. Lu was a consultant to Daqing Oil Field Co., Ltd. from January 2001 to December 2002 and a consultant to Daqing Hanwei Changyuan Glass Steel Tube Company from January 2004 to December 2007. He has been a consultant to Daqing Oilfield Jingtai Engineering Company since July 2006. Mr. Lu graduated from the Department of Oilfield Exploration of the Beijing Institute of Petroleum in August 1964.

Dennis D. Zhu has been our independent director since November 13, 2007. Mr. Zhu has been a managing director and head of Greater China of Oaktree Capital Management LLC since December 2005. Mr. Zhu was the chairman of the Greater China Operating Committee of JP Morgan Chase from March 2003 to June 2005, and also served with J.P. Morgan Securities (Asia Pacific) Ltd., Beijing representative office from May 2001 to November 2005 as a managing director and from May 1999 to April 2001 as the chief representative. He worked as a vice president of equity capital markets, vice president and co-head of China investment banking division for Credit Suisse First Boston from 1998 to 1999. Mr. Zhu received a bachelor’s degree in management from the Hebei Institute of Geology in 1982, a master of science degree in accounting from the PRC Ministry of Finance’s Research Institute in Beijing 1985, and an MBA degree from the University of Chicago in 1993.

Executive officers

Baiqin Yu serves as our vice general manager of production. Mr. Yu is responsible for production, logistics and environmental and safety management. Prior to joining us in September 2006, Mr. Yu served as the vice general manager of the tubular product division of Baosteel Tube Co. from January 2001 to October 2003 and served as the chief manager for the Electric Resistance Welded project and UOE Pipe project of Baosteel Tube Co. from October 2003 to June 2006. Mr. Yu was awarded with the Excellent New Products of Shanghai Certificate from the Economic Commission of Shanghai in June 2001, and the Shanghai Development Contributor Honor Award from the Shanghai Major Projects Competition Committee in January 2006. Mr. Yu also received the Shanghai Excellent Quality Management Certificate by the Quality Work-task Committee of the Shanghai Municipal People’s Government in September 1999, and the Science and Technology Progress Certificate by the Ministry of Metallurgy in December 1999. Mr. Yu graduated from the Central South Mineral and Metallurgy College in August 1970.

Yi Zhang serves as our vice general manager of technology. He is responsible for technology development and quality control. Mr. Zhang also served as a director until June 30, 2007 and is currently a director of WSP China. Prior to joining us in January 2004, Mr. Zhang served as the chief engineer of Baosteel Tube Co. from July 1998 to December 2003 and as the deputy chief engineer of the Xi’an Tubular Goods Research Center from May 1982 to June 1998. Mr. Zhang was a instructor to post-graduate students in material science at the Graduate School of Northeast University from July 2002 to July 2007. Mr. Zhang was awarded Certificates of Technological Innovation from the Shaanxi People’s Government, the State Science and Technology Commission and the Ministry of Science and Technology in January 1997, December 1997 and December 1998, respectively. He also received the Tianjin Science and Technological Innovation Certificate from the Tianjin People’s Government in September 1999, as well as a Certificate of Product Expertise from Baosteel Group in October 2000, and received a Senior Engineer’s Certificate from CNPC in 1993. Mr. Zhang received a master’s degree in metallurgy from the Xi’an Jiaotong University in 1999.

Zongdi Ye serves as our vice general manager of machinery. Mr. Ye is currently a director of WSP China. Mr. Ye is principally responsible for sourcing of production equipment, quality testing and coordinating the logistics for transportation of this equipment. Prior to joining us in March 2001, Mr. Ye served as a manager and an executive director of Daye 170 Seamless Steel Tube Co., Ltd. from May 1998 to October 2000. From January 1980 to April 1998, Mr. Ye served in various capacities for the Daye Steel Group Corporation, including technician and engineer of its steel rolling mill, deputy factory manager of its smelting mill, assistant general manager and senior engineer. Mr. Ye graduated from the Wuhan Steel Institute with a degree in metallurgical engineering in 1980, and was qualified as a senior engineer by the Assessment Committee for Senior Posts in Metallurgical Technology of the Hubei Province in December 1999.

Yip Kok Thi serves as our chief financial officer. Mr. Thi is principally responsible for managing accounting and finance. Prior to joining us in November 2005, Mr. Thi served as the financial controller and group chief accountant of Hap Seng Consolidated Bhd from September 1996 to August 2005, a company listed on the Bursa Malaysia Securities Berhad. Mr. Thi was an audit manager at Ernst & Young from October 1982 to March 1992. He also served as a controller of Lilly Industries (M) Sdn Bhd from March 1992 to September 1996. Mr. Thi obtained the Certificate for the Professional Examination II from the Malaysian Association of Certified Public Accountants in September 1988. He was admitted as a member of the Malaysian Association of Certified Public Accountants in November 1988, and also a member of the Malaysia Institute of Accountants in February 1993.

Rixin Luo serves as our assistant general manager of sales and marketing. Mr. Luo is responsible for managing sales, customer-relations and marketing. Prior to joining us in March 2002, Mr. Luo was a manager of Daye Sales Company from January 1999 to November 2001. Mr. Luo was the head of the market research department of Daye Steel Group Corporation from May 1996 to December 1998. He served as an assistant general manager of Daye 170 Seamless Steel Tube Co. from March 1995 to April 1996. He also served as a technician, engineer and department head of the smelting mill of Daye Steel Group from 1984 to 1995. Mr. Luo graduated from the Wuhan Institute of Technology in 1984. He was qualified as an Engineer authorized by the Assessment Committee for Intermediate Posts in Metallurgical and Steel Engineering Technology in August 1992.

Yanping Dong serves as our assistant general manager of administration. Ms. Dong is responsible for general administration and policy planning. Prior to joining us in January 2000, Ms. Dong served as a financial manager at Daqing City Zhong Bang Jing Mao Company Limited from January 1996 to January 2000. Ms. Dong completed a training course in accounting at the Wuxi Municipal Institute of Technology in December 2003 and the in-service accounting program (post-graduate level) at Shanghai University of Finance and Economics School of Accounting in October 2006. She received the Certificate of Accounting Professional by the Wuxi Municipal Finance Bureau in November 2002. Ms. Dong is Mr. Piao’s wife.

Board of directors

Our board of directors consists of six members. Except for Ms. Yanping Dong, who is Mr. Piao’s wife, there are no family relationships between any of our directors and executive officers. A director is not required to hold any shares in the company by way of qualification. Our board may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There are no severence benefits payable to our directors upon termination of their directorships.

Committees of the board of directors

Upon the closing of this offering, we intend to establish three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We intend to adopt a charter for each of the three committees prior to the closing of this offering. Each committee’s members and functions are described below.

Audit committee

Our audit committee will consist of Messrs. Wai Kit Lau and Dennis D. Zhu. Messrs. Wai Kit Lau and Dennis D. Zhu will satisfy the ‘‘independence’’ requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The audit committee will oversee our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all related party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

Compensation committee

Our compensation committee will consist of Messrs. Wai Kit Lau, Jing Lu and Dennis D. Zhu. Messrs. Wai Kit Lau, Jing Lu and Dennis D. Zhu will satisfy the ‘‘independence’’ requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing the compensation philosophy of the company;

•	evaluating the performance of our chief executive officer and determining and approving the compensation of our chief executive officer as well as other executive officers and directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate governance and nominating committee

Our corporate governance and nominating committee will consist of Messrs. Jing Lu and Dennis D. Zhu. Messrs. Jing Lu and Dennis D. Zhu will satisfy the ‘‘independence’’ requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending qualified candidates to the board for selection of nominees as directors, or for appointment to fill any vacancy;

•	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, experience and availability of service to us;

•	advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of business conduct and ethics

Our code of business conduct and ethics, which will become effective immediately upon listing, provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Duties of directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. If a director has a personal interest in a matter before the board of directors of our company, the director will disclose such interest to the board of directors, excuse himself or herself from the discussion on the matter and will not take part to the vote on the matter.

Terms of directors and officers

In accordance with our articles of association, all directors are eligible for re-election once every three years. A director must vacate his directorship if the director resigns, becomes mentally unsound or dies, is absent from board meetings for six consecutive months without special leave from our board, becomes bankrupt or ceases to be a director under the law or is removed by our shareholders. A director may be removed by an ordinary resolution of our shareholders. Officers are selected by and serve at the discretion of the board of directors. The compensation of our directors will be determined by the board of directors. There is no maximum age at which a director must retire.

Employment agreements

We have entered into employment agreements with each of our executive officers. Under some of these agreements there is a specified period of employment, while under others there is not. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to a conviction of a criminal offense involving integrity or honesty, being guilty of fraud, gross misconduct, or gross incompetence or unsatisfactory or poor performance after receiving a written warning. An executive officer may terminate his employment at any time by giving the company a specified period of written notice or payment in lieu of notice, and under most agreements neither party may terminate for 36 months absent good reason. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment with our company, any confidential information, technical data, trade secrets and know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, received by us. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and that they shall be our absolute property. In addition, each executive officer has agreed to be bound by the non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed, while employed by us and for a period of one year after termination of his or her employment, not to:

•	solicit business from or perform services for any person who was a client, customer, supplier or prospective client of ours or of our affiliated entities during the executive officers’ employment;

•	solicit or induce any person to terminate his or her employment or consulting relationship with us or our affiliated entities; or

•	engage, invest or assist in any business that competes with our existing or future business or our affiliated entities.

Each of the executive officer’s employment may be terminated for cause if the employee is convicted or pleads guilty to a crime which the board reasonably believes has had or will have a detrimental effect on us, the employee has been negligent or acted dishonestly to our detriment, the employee continues to engage in misconduct or fails to perform his/her required duties despite opportunity for cure, the employee has died or has a disability for more than 180 days in any 12-month period. In addition, we may terminate the employment without cause, at any time, upon one month written notice.

Compensation of directors and executive officers

For the year ended December 31, 2006, the aggregate cash compensation that we paid to our executive officers and directors was approximately $0.5 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Share incentive plan

Our board of directors has adopted a 2007 share incentive plan, which is intended to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 10,000,000 shares for issuance under our 2007 share incentive plan. The following paragraphs describe the principal terms of our 2007 share incentive plan.

Administration.    Our 2007 share incentive plan is administered by our board of directors or, after our board of directors makes the designation, by our compensation committee. In each case, our board of directors or our compensation committee will determine the provisions, terms and conditions of each option grant, including, but not limited to, the option vesting schedule, repurchase provisions, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria.

Awards.    The following paragraphs briefly describe the principal features of the various awards that may be granted under our 2007 share incentive plan.

•	Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and period determined by our compensation committee in one or more installments after the grant date.

•	Restricted Shares. A restricted share award is the grant of a specified number of our ordinary shares determined by our compensation committee. A restricted share is subject to restrictions on transferability and other restrictions as our compensation committee may impose. A restricted share may be repurchased by us upon termination of employment or service during a restricted period. Our compensation committee shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.

•	Restricted Share Units. Restricted share units represent the right to receive a specified number of our ordinary shares at a specified date in the future. On the date specified in the award agreement, we shall deliver to the holder unrestricted ordinary shares which will be freely transferable.

Change of control.    If change of control occurs due to third-party acquisition, all outstanding options or share purchase rights may, in the discretion of our compensation committee, be assumed or equivalent options or rights will be substituted by the successor corporation or parent or subsidiary of successor corporation. In the event that the successor corporation refuses to assume or substitute for the options or share purchase rights, all options or share purchase rights will become fully vested and exercisable and all forfeiture restrictions shall lapse.

Amendment, modification and termination.    Unless terminated earlier, our 2007 share incentive plan will expire in 2017. Our board of directors has the authority to amend or terminate our 2007 share incentive plan subject to shareholders’ approval to the extent necessary to comply with applicable laws and regulations. However, no such action may materially adversely affect any awards previously granted pursuant to our 2007 share incentive plan without the prior written consent of the plan participants.

Share options

As of the date of this prospectus, our board of directors has granted certain of our officers, employees and consultants options for 5,206,000 ordinary shares in our company. The following paragraphs describe the principal terms of our restricted shares.

Option agreement.    Options granted under our 2007 share incentive plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement, as determined by our board.

Vesting schedule.    Options granted under our 2007 share incentive plan vest over a two-year period following a specified vesting commencement date. Fifty percent of the options granted vest at the first anniversary of the grant date and the remaining fifty percent shall vest at the secondary anniversary of the grant date, subject to the optionee continuing to be an employee or a service provider on each vesting date.

Option exercise.    The term of options granted under our 2007 share incentive plan may not exceed three years from the date of vesting.

Termination of options.    Where the option agreement permits the exercise of the options that were vested before the recipient’s termination of service with us, or the recipient’s disability or death, the options will terminate to the extent not exercised or purchased on the last day of a specified period or the last day of the original term of the options, whichever occurs first.

The following table summarizes, as of the date of this prospectus, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Longhua Piao	460,000	$4.0	August 24, 2007	August 24, 2011/2012
Dato’ Dr. Abdul Halim bin Harun	200,000	$4.0	August 24, 2007	August 24, 2011/2012
Xizhong Xu	*	$4.0	August 24, 2007	August 24, 2011/2012
Baiqin Yu	*	$4.0	August 24, 2007	August 24, 2011/2012
Yi Zhang	*	$4.0	August 24, 2007	August 24, 2011/2012
Zongdi Ye	*	$4.0	August 24, 2007	August 24, 2011/2012
Yip Kok Thi	*	$4.0	August 24, 2007	August 24, 2011/2012
Rixin Luo	*	$4.0	August 24, 2007	August 24, 2011/2012
Yanping Dong(1)	*	$4.0	August 24, 2007	August 24, 2011/2012
Directors and executive officers as a group	3,160,000	$4.0	August 24, 2007	August 24, 2011/2012
Other individuals as a group	2,046,000	$4.0	August 24, 2007	August 24, 2011/2012
*	Upon exercise of all options exercisable within 60 days of the date of this prospectus, would beneficially own 1% or less of our ordinary shares.
(1)	Ms. Yanping Dong is Mr. Piao’s wife.

Principal shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

(1)	each of our directors and executive officers; and

(2)	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 150,000,000 ordinary shares outstanding as of the date of this prospectus, and 200,000,000 ordinary shares outstanding immediately after the closing of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned prior to this offering		Shares beneficially owned after this offering
	Number	%	Number	%
Directors and executive officers:
Longhua Piao (1)	104,100,000	69.40	104,100,000	52.1
Dato’ Dr. Abdul Halim bin Harun (2)	45,900,000	30.60	45,900,000	23.0
Xizhong Xu	—	—	—	—
Wai Kit Lau	—	—	—	—
Jing Lu	—	—	—	—
Dennis D. Zhu	—	—	—	—
Baiqin Yu	—	—	—	—
Yi Zhang	—	—	—	—
Zongdi Ye	—	—	—	—
Yip Kok Thi	—	—	—	—
Rixin Luo	—	—	—	—
Yanping Dong	—	—	—	—
All directors and executive officers as a group	150,000,000	100.00	150,000,000	75.0
Principal shareholders:
Expert Master Holdings Limited (3)(4)(5)	104,100,000	69.40	104,100,000	52.1
UMW China Ventures (L) Ltd. (6)	45,900,000	30.60	45,900,000	23.0
(1)	Includes 104,100,000 ordinary shares owned by Expert Master Holdings Limited, which is wholly owned by Mr. Piao. The business address of Mr. Piao is No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China.
(2)	Includes 45,900,000 ordinary shares owned by UMW China Ventures (L) Ltd. Dato’ Dr. Abdul Halim bin Harun is UMW Holdings Berhad’s group managing director and chief executive officer. UMW Holdings Berhad is the ultimate owner of UMW China Ventures (L) Ltd.. Dato’ Dr. Abdul Halim bin Harun disclaims beneficial ownership of all of the shares owned by UMW China Ventures (L) Ltd. The business address of Dato’ Dr. Abdul Halim bin Harun is UMW Holdings Bhd, Jalan Utas 15/7, 40915 Shah Alam, Selangor, Malaysia.
(3)	Expert Master Holdings Limited is wholly owned by Mr. Piao. The address of Expert Master Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4)	On December 1, 2006, EMH entered into an exchangeable bonds subscription agreement with J. P. Morgan Securities Ltd., Evolution Master Fund Ltd. SPC, Segregated Portfolio M, and CQS Convertible and Quantitative Strategies Master Fund Limited, under which EMH issued to these subscribers exchangeable bonds in the aggregate principal amount of $20.0 million. EMH has mortgaged its shares in our company to the subscribers of such exchangeable bonds as first ranking security for the performance of its obligations under the bonds. The exchangeable bonds are exchangeable into our ordinary shares owned by EMH at the earlier of (i) six months after our initial public offering and (ii) such earlier date as may be permitted by the relevant stock exchange for the exercise of the exchange right. The number of ordinary shares in our company to be exchanged by the subscribers is equal to the principal amount of the bonds to be exchanged divided by an exchange price of 105.0% of the initial public offering price per share, subject to adjustment under certain circumstances. In addition, we have granted registration rights to the subscribers of the exchangeable bonds. For details regarding the registration rights agreement, see ‘‘Description of share capital – Registration rights.’’
(5)	On October 17, 2007, EMH issued and sold to Actis China Ltd., Evolution Master Fund Ltd, SPC, Segregated Portfolio M, CQS Convertible and Quantitative Strategies Master Fund Limited and CQS Asia Master Fund Limited promissory notes having an aggregate principal amount of $45 million and warrants that entitled these investors to purchase from EMH a certain number of ordinary shares of our company. The net proceeds from the issuance of the notes was used by EMH to extend a loan to Mr. Piao in connection with his purchase of controlling equity interest in an iron ore mine in Cambodia. EMH pledged its shares in our company to the investors as secondary security for the performance of its obligations under the notes and warrants. Under the warrants, the investors are entitled to purchase from EMH up to a number of shares in our company equal to the aggregate amount of the principal and all accrued and unpaid interest owed pursuant to the notes divided by the exercise price. If this initial public offering is consummated within 12 months of the date of issuance of the warrants, the exercise price is 99% of the price per ordinary share as set forth in the final prospectus. If this initial public offering is consummated, the exercise period shall start from the date of this initial public offering until its first anniversary.
Pursuant to this transaction, we have entered into an investor rights’ agreement and a registration rights agreement with EMH and the investors. The investor rights’ agreement contain protective rights provisions such that important decisions, such as material merger and acquisition, material investment decision, material loan financing, issuance of additional equity, distribution of dividends and others, would require EMH to obtain the consent from the investors, for so long as the investors hold more than 50% of the warrants. The investors are also provided with the right of first refusal and co-sale rights with respect to EHM’s shares in our company. In addition, when we issue new shares, other than, among other things, pursuant to this initial public offering, we shall first offer the newly issued shares to the investors and shareholders holding more than 10% of the share capital. All of these rights under the investors’ rights agreement shall terminate upon the initial public offering. For details regarding the registration rights agreement, see ‘‘Description of share capital – Registration rights.’’
(6)	UMW China Ventures (L) Ltd., a corporation incorporated in Labuan, Malaysia, with the address at Brumby House, Jalan Bahasa, P.O. Box 80148, 87011 Labuan F.T. Malaysia, is wholly owned by UMW Petropipe (L) Ltd., a corporation incorporated in Labuan, Malaysia, with the address at Brumby House, Jalan Bahasa, P.O. Box 80148, 87011 Labuan F.T. Malaysia, which is in turn a wholly owned subsidiary of UMW Holdings Berhad, a company incorporated in Malaysia and whose shares are listed on the Malaysian Stock Exchange. The address of UMW Holdings Berhad is Jalan Utas 15/7, 40915 Shah Alam, Selangor, Malaysia.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States. None of our principal shareholders have different voting rights as holders of our ordinary shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Related party transactions

Transactions relating to our change in corporate structure

Our group currently comprises WSP Holdings, FSHL and WSPC outside PRC and our subsidiaries in the PRC, namely WSP China and Jiangsu Fanli. For details regarding the acquisition and transfer of shares in any of the companies comprising our group as part of our change in corporate structure, see ‘‘Corporate structure.’’

Other transactions among certain shareholders, their predecessors or subsidiaries

Transactions with Mr. Piao and his affiliates

Wuxi Longhua is a limited liability company established in China and controlled by Mr. Piao. Wuxi Longhua previously engaged in the business of sales and processing of oil pipes and had been involved in sales of green pipes and billets to, and purchases of seamless OCTG from, us during 2005 and 2006 on an arm’s length basis. In 2005 and 2006, Wuxi Longhua sold its equipment for processing oil pipes to WSP China for $0.2 million and $0.9 million, respectively. We also engaged Wuxi Longhua, as one of our sub-contractors, to supply us with round billets and green pipes based on the market price. Our purchase of round billets and green pipes from Wuxi Longhua amounted to $4.2 million, $10.8 million and $9.4 million for the years ended December 31, 2004, 2005 and 2006, respectively. In addition, we also supplied Wuxi Longhua with cold-draw tubes and steel billets based on market price. Our sales of cold-draw tubes and steel billets to Wuxi Longhua amounted to $3.2 million, $2.0 million and $2.7 million for the years ended December 31, 2004, 2005 and 2006, respectively. Wuxi Longhua, as our sub-contractor, also provided us with processing services of steel pipes at a fixed price per tonne payable monthly. These transactions were conducted on an arm’s length basis. Since September 2006, Wuxi Longhua no longer engaged in sales and processing of oil pipes and its business scope was also amended to general trading and leasing of properties.

Based on a building lease agreement dated June 19, 2006, WSP China has rented from Wuxi Longhua a piece of land and certain buildings located in Wuxi, China at a rent of approximately RMB143,000 ($18,000) per month for production purposes and to store the equipment that had been acquired by WSP China from Wuxi Longhua, for which we paid $73,000 and $111,000 in 2006 and for the six months ended June 30, 2007, respectively. The lease agreement will expire on August 31, 2008 and was negotiated between the parties on an arm’s length basis.

Prior to the dissolution of Tangshan Huayi, Wuxi Longhua paid RMB18.9 million to the creditors of Tangshan Huayi to settle the relevant debts on behalf of Tangshan Huayi. Pursuant to an assignment agreement dated December 10, 2005, Wuxi Longhua assigned to WSP China its creditor’s right towards Tangshan Huayi in connection with the foregoing payment for a consideration of RMB18.9 million.

Quanhua Material, a company controlled by Mr. Quanhua Piao, Mr. Piao’s brother, has been providing logistics services to us on an arm’s length basis during the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2007, for which we paid the fees of approximately $0.9 million, $0.7 million, $1.2 million and $1.1 million, respectively. On January 5, 2007, we entered into a Logistics Framework Agreement with Quanhua Material for the supply of logistics services at fees to be negotiated by the parties on an arm’s length basis. This agreement will expire on December 31, 2009 and will be automatically renewed for another term of three years unless either party gives three months’ termination notice prior to the expiration date. We also purchased anti-corrosion materials from Quanhua Material in the amount of $13,000 for the six months ended June 30, 2007 on an arm’s length basis.

Wuxi Aihua Chemical Company Limited, or Wuxi Aihua, a company controlled by Mr. Quanhua Piao, has been providing painting and chemical products to us on an arm’s length basis during the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2007. for which we paid fees of approximately $140,000, $0.5 million, $1.3 million and $0.7 million, respectively. On January 5, 2007, we entered into the a framework agreement with Wuxi Aihua for the supply of painting and chemical products at a price to be negotiated by the parties on an arm’s length basis. This agreement will expire on December 31, 2009 and will be automatically renewed for another term of three years unless either party gives three months’ termination notice prior to the expiry of the term. We also rented vehicles from Wuxi Aihua on an arm’s length basis for approximately $19,000 for the six months ended June 30, 2007.

Xuyi Aihua Oil Pipe Anticorrosive Product Co., Ltd., or Xuyi Aihua, a company controlled by Mr. Quanhua Piao, has been providing chemical products, such as paint, to us since January 2007. In the six months ended June 30, 2007, we paid approximately $0.8 million in fees based on prices negotiated on an arm’s length basis. We expect to continue to purchase products from Xuyi Aihua in the future.

Since November 2005, we have supplied OCTG products to Eastar Industries Inc., a company incorporated in Canada and controlled by Mr. Piao. for resale to distributors and large customers in Canada. The total value of our sales to Eastar Industries Inc. was approximately $10.5 million for the year ended December 31, 2006 and $0.4 million for the six months ended June 30, 2007 at prices negotiated on an arm’s length basis. These transactions are expected to continue.

We initially held shares in WSP Canada Inc., or WSPC, on trust for Mr. Piao since WSPC’s incorporation in 2003. These shares were beneficially owned by Mr. Piao. In February 2007, we transferred such shares to Mr. Piao and no longer held any legal interest in those shares. In 2004 and 2005, WSPC also purchased products from us on an arm’s length basis in the amount of $10.2 million and $1.9 million, respectively, which were resold to certain target customers in Canada. WSPC incurred losses and, as a result, we recorded accounts receivable of $1.2 million and made a provision of $1.1 million against such balance as of June 30, 2007. We do not intend to continue to sell products to WSPC.

We have entered into several transactions with Wuxi Huayi, a company controlled by Mr. Piao. Wuxi Huayi supplied us on an arm’s length basis with green pipes and round billets based on market price. Our purchase of green pipes and round billets from Wuxi Huayi represented a total of $0.4 million, $2.1 million and $1.2 million for the years ended December 31, 2004, 2005 and 2006, respectively. In 2004, WSP China provided sub-contracting services to Wuxi Huayi on an arm’s length basis, which include processing steel pipes in accordance with certain specifications. In 2005, WSP China also provided steel processing services to Wuxi Huayi. These processing fees amounted to $0.5 million, nil and $0.3 million in 2004, 2005 and 2006, respectively. We have not since then entered into any other sub-contracting agreement with Wuxi Huayi.

We settled a lawsuit in August 2007 with the Bank of Communications and paid on behalf of Huayuan Jiangsu RMB9 million plus an interest of RMB1.3 million. See ‘‘Business – Legal proceedings’’ for more details on the lawsuit. Wuxi Longhua had undertaken in the past to reimburse WSP China with respect to any liability arising from our guarantee provided to the Bank of Communications. We have waived our rights and claims against Wuxi Longhua in relation to this settlement payment made to the Bank of Communications.

Transactions with UMW and its affiliates

In 2005, we entered into three long-term loans with UMW ACE on an arm’s length basis in the aggregate amount of $44.2 million. The loans were used to finance the construction of our hot-rolling pipe line in Wuxi, China. In 2006, we entered into a long-term loan with UMW ACE on an arm’s length basis in the aggregate amount of $9.1 million. This loan was used to finance the construction of our hot-rolling pipe line and additional threading lines in Wuxi, China. Our long-term loans from UMW ACE have terms of five years and have floating interest rates tied to a percentage above SIBOR. In 2005, 2006 and the six months ended June 30, 2007, the average interest rate for our long-term loan from UMW ACE was approximately 6.1%, 7.2% and 7.5%, respectively. As of December 31, 2005 and 2006 and June 30, 2007, we had long-term borrowings from UMW ACE of $44.2 million, $53.3 million and $18.5 million, respectively.

In 2006, we entered into a sales contract on an arm’s length basis with UMW Petrodril (M) Sdn Bhd, or UMW Petrodril, a subsidiary of UMW, to supply UMW Petrodril with oil pipes based on market price. Our sales of oil pipes to UMW Petrodril amounted to $0.8 million for the year ended December 31, 2006. This transaction was discontinued.

UMW Oilfield International Trading (Labuan) Limited, a wholly-owned subsidiary of UMW, is a related party of WSP Holdings due to its association with UMW. UMW Oilfield International Trading (Labuan) Limited, as an overseas distributor of WSP Holdings’ products, has been purchasing oil pipes from us for re-sale in the Malaysian market in 2005 and 2006. These transactions were negotiated between the parties on an arm’s length basis. Our sales of oil pipes to UMW Oilfield International Trading (Labuan) Limited amounted to $17.7 million, $21.2 million and $2.4 million for the years ended December 31, 2005 and 2006 and for the six months ended June 30, 2007, respectively. We expect to continue to sell oil pipes to UMW Oilfield International Trading (Labuan) on the same basis.

Other related party transactions

We sold green pipes to Daqing Yilangsite Oil Pipe Co. Ltd. in 2005 on an arm’s length basis for approximately $0.2 million. We held a 33% equity interest in Daqing Yilangsite Oil Pipe Co. Ltd. until the equity interest was sold to an employee for approximately $1.3 million in December 2006.

We engaged Shengli Gaoyuan Oil Field Drill Pipe Co., Ltd. on an arm’s length basis for processing services of steel pipes for which we paid approximately $0.8 million in fees in 2004. We held a 30% equity interest in Shengli until the equity interest was sold to a third party in January 2005.

We also engaged Wuxi Seamless Steel Pipes Co., Ltd. on an arm’s length basis for green pipes processing services for which we paid approximately $4.3 million in fees in 2004. The Company held a 30% equity interest in Wuxi Seamless Steel Pipes Co., Ltd. until the equity interest was sold to a third party in May 2005.

We purchased drill pipes from Beijing Hua Shi Hai Long Co., Ltd. in 2005 on an arm’s length basis for approximately $1.0 million. Huashi was controlled by Mr. Jun Zhang, who was a director of WSP China until his resignation from its board of directors in September 2006.

On August 4, 2007, we entered into a shareholder’s agreement with Mr. Changlin Zhu, a director of WSP Heat Insulation, to sell our 51% equity interest in WSP Heat Insulation for a cash consideration of $670,000. The transaction was completed on August 31, 2007.

Employment agreements

See ‘‘Management — Employment agreements.’’

Our audit committee, once established, shall review and approve all related party transactions on an ongoing basis. See ‘‘Management — Audit committee.’’

Our code of business conduct and ethics provides for mechanisms to avoid conflicts between the personal interests of our directors and officers and our company’s interest. See ‘‘Management — Code of business conduct and ethics’’ for more details.

Description of share capital

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 500,000,000 ordinary shares, with par value of $0.0001 each. As of the date hereof, there are 150,000,000 ordinary shares issued and outstanding.

Upon the closing of this offering, we will adopt an amended and restated memorandum and articles of association. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Meetings

Subject to the company’s regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than ten days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors, and may not be called by any other person.

Notwithstanding that a meeting is called by a shorter notice than that mentioned above, but, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the ordinary shares giving that right.

Two shareholders present in person or by proxy (in the case of a shareholder being a corporation, by its duly authorised representative) that represent not less than one-third in nominal value of our total issued and outstanding voting shares will constitute a quorum.] No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders meetings.

A corporation being a shareholder shall be deemed for the purpose of our amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in ‘‘—Modification of Rights’’ below.

Voting rights attaching to the shares

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each share which such shareholder is the holder.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a recognized clearing house or depositary (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house or depositary (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or depositary (or its nominee(s)) including the right to vote individually on a show of hands.

Protection of minority shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands that may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Liquidation rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our amended and restated memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders meeting.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the Companies

Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of shares

Subject to any applicable restrictions set forth in our amended and restated articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the NYSE or in any other form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required); and

•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with the requirements of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share repurchase

We are empowered by the Companies Law and our amended and restated articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the New York Stock Exchange, the SEC, or by any other recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, we may in a general meeting declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls, installments or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our shareholders so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, shall revert to us.

Whenever our directors or our shareholders in a general meeting have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained un-cashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•	we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the New York Stock Exchange has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

History of securities issuances

The following is a summary of our securities issuances since our date of incorporation on November 16, 2006.

On November 16, 2006, one subscriber share with the par value of HK$0.01 of the company was allotted and issued to Codan Trust Company (Cayman) Limited as the initial subscriber, which was subsequently transferred to EMH on the same day. On November 16, 2006, we issued 693 and 306 nil-paid ordinary shares of HK$0.01 each to EMH and UMW Ventures, respectively. As part of our 2006 reorganization, on December 1, 2006, we credited as fully paid the foregoing 1,000 nil-paid ordinary shares of HK$0.01 each in exchange for 50,000 shares of FSHL held by EMH and UMW Ventures. On the same day, we issued 694 and 306 of ordinary shares of HK$0.01 each to existing shareholders of FSHL in exchange of 1,000 shares that these shareholders previously held in WSP China.

On August 23, 2007, we increased our authorized capital to $50,000 by creating 500,000,000 ordinary shares, with par value of $0.0001 each. At the same day, we issued 104,100,000 new shares to EMH and 45,900,000 new shares to UMW, and repurchased 1,388 and 612 existing shares, with par value of HK$0.01 each, from EMH and UMW, respectively. Following the repurchase, 38,000,000 ordinary shares in our authorized capital, with par value of HK$0.01 each, were cancelled.

Differences in corporate law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements.    Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority;

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits.    We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires or beyond the scope of its authority;

•	the act complained of, although not ultra vires, could be effected if duly authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a ‘‘fraud on the minority.’’

Registration rights

We have granted certain registration rights to the subscribers of exchangeable bonds issued by EMH in December 2006 and to the investors in the warrants issued by EMH in October 2007.

Demand registration rights.    At any time commencing the earlier of (i) 120 days after the IPO and (ii) the date when any of the investors exercise the warrants, any of the holders of the exchangeable bonds and the warrants and their permitted transferees and assignees, or collectively, the Designated Holders, has the right to demand that we file a registration statement under the Securities Act covering the offer and sale of their securities, so long as the aggregate amount of securities to be sold under the registration statement exceeds $5 million. We have the ability to delay or withdraw the filing of a registration statement for up to 90 days if we furnish to the Designated Holders an officer’s certificate stating that the board of directors determines that due to certain specified business reasons, it would be seriously and materially detrimental to us for a registration statement to be effective. We are not obligated to effect such demand registrations on more than three occasions.

Form F-3 registration rights.    When we become eligible for use of Form F-3, the Designated Holders have the right to request that we file a registration statement on Form F-3, subject to certain limitations, such as the aggregate offering price of securities to be sold under the registration statement would not exceed $2.5 million. Such requests for registrations are not counted as demand registrations.

Piggyback registration rights.    If we propose to file a registration statement with respect to an offering for our own account or for the account of any person that is not a Designated Holder, we must offer the Designated Holders the opportunity to include their securities in the registration statement. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such Designated Holder who so requests to include its securities on the same terms and conditions as our securities.

Expenses of registration.    EMH will pay all expenses relating to the demand registrations up to US$1 million in aggregate, with the remainder to be paid pro rata by registering holders. We will pay for all expenses relating to piggyback registration and Form F-3 registration. The Designated Holders shall bear their pro rata expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their securities.

Description of American Depositary Shares

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in the Offering. Each ADS will represent an ownership interest in two shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflects your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement from the SEC’s website at http://www.sec.gov.

Share dividends and other distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, withdrawal and cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares from us or from our registrar, transfer agent or other entity recording share ownership or transactions with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as ‘‘deposited securities.’’

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian(s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record dates

The depositary may fix record dates (which shall be as near as practicable to any corresponding record date set by us) for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares, or

•	for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as is contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and other communications

Will I be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the SEC.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Fees and expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADSs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of U.S.$0.05 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	an aggregate fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of ,or arising out of, your ADSs.

Reclassifications, recapitalizations and mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii)

any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADR by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on obligations and liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to the depositary and/or its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable law, regulations, provisions of or governing shares and terms of the deposit agreement and the ADRs, as it may deem necessary or proper;

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, generally or in particular instances, when the ADR register or any register for shares is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of shares.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	present or future law, rule or regulation of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary or when requested by us.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares from us or from our registrar, transfer agent or other entity recording share ownership or transactions). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from our registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADS represents and agrees in writing that he or she

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Shares eligible for future sale

Upon completion of this offering, we will have 25,000,000 outstanding ADSs representing approximately 25% of our ordinary shares issued and outstanding. All of the ADSs sold in this offering will be freely transferable by persons other than our ‘‘affiliates’’ without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while we have received approval for the ADSs to be listed on the New York Stock Exchange, we cannot assure you that a regular trading market will develop for the ADSs. In addition, we will have outstanding      ordinary shares not represented by ADSs, all of which will be subject to the lock-up agreements described below. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up agreements

Our directors, executive officers and shareholders, who collectively hold 100% of our outstanding shares immediately before this offering, have signed lock-up agreements under which they have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this Registration Statement becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 1.4 million ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, ‘‘144(k) shares’’ may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or a written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration rights

Subject to the lock-up agreements, certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees are entitled to request that we register their shares under the Securities Act. See ‘‘Description of share capital – Registration rights.’’

Taxation

The following discussion of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Registration Statement, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers, Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng, our PRC counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption ‘‘United States federal income taxation’’ constitute the opinion of Latham & Watkins LLP, our U.S. counsel, as to the material United States federal income tax consequences of an investment in the ADSs or ordinary shares.

People’s Republic of China taxation

Under the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises currently in effect, any dividends payable to non-PRC investors are exempt from any PRC withholding tax. In addition, under currently effective PRC laws, any dividends payable, or distributions made by us to holders or beneficial owners of our ADSs will not be subject to any PRC tax, provided that the holders or beneficial owners have not been physically resident in the PRC for a period of one year or more and have not become subject to PRC tax. On March 16, 2007, the National People’s Congress passed the ‘‘Enterprise Income Tax Law,’’ which will become effective on January 1, 2008.

Under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as resident enterprises for PRC tax purposes. Since the implementation rules to the new law have not been promulgated, it is currently unclear whether WSP Holdings would be treated as a resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, which will include any dividend income we receive from our subsidiaries, such as WSP China, unless such dividend income is otherwise exempted from our taxable income by the PRC State Council.

Moreover, the Enterprise Income Tax Law provides that an income tax rate of 20% will be applicable to dividends payable to non-PRC shareholders that are derived from sources within the PRC, unless a tax treaty exists between the PRC and the relevant jurisdictions where such non-PRC shareholders reside and such treaty provides for a reduction or exemption of the relevant tax. We are a Cayman Islands holding company and substantially all of our income comes from dividends we receive from our subsidiaries, primarily from those located in the PRC. Since the new tax law has only been adopted recently, there is uncertainty as to how this new tax law will be implemented and whether the dividends we pay to our non-PRC shareholders will be subject to the 20% income tax. If we are required under the new tax law to withhold PRC income tax on such dividends, your investment in our ADSs may be materially and adversely affected.

Cayman Islands taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to our company or its operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of our company.

The undertaking for us is for a period of twenty years from December 12, 2006.

United States federal income taxation

The following discussion describes the material U.S. federal income tax consequences under present law to U.S. Holders (defined below) of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Registration Statement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Registration Statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to ‘‘U.S. Holders’’ will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by non-corporate U.S. Holders, including individuals, (discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying shares.

Taxation of dividends and other distributions on the ADSs or ordinary shares

Subject to the passive foreign investment company rules discussed below, the gross amount of our distributions to you with respect to the ADSs or ordinary shares, including any amounts withheld with respect to PRC taxes, generally will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed as qualified dividend income at the lower applicable capital gains rate provided that specified conditions are satisfied, including (1)

the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) specified holding period requirements are met. We expect the ADSs will be listed on the New York Stock Exchange, and if so, the ADSs will be treated as readily tradable on an established securities market in the United States for purposes of clause (1). You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. PRC taxes withheld from dividends on the ADSs or ordinary shares at a rate not exceeding the rate provided for in the treaty between the PRC and the United States will be creditable against your US federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon your individual circumstances. Instead of claiming a credit, you may elect to deduct such PRC taxes in computing your taxable income, subject to generally applicable limitations.The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute ‘‘passive category income’’ but could, in the case of some U.S. Holders, constitute ‘‘general category income.’’ The rules governing foreign tax credits are complex. Therefore, you should consult you own tax advisors regarding the availability of foreign tax credits in your particular circumstances.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of disposition of shares

Subject to the passive foreign investment company rules discussed below, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. If you are a non-corporate U.S. holder, including an individual U.S. Holder, you will be eligible for reduced tax rates if you have held the ADSs or ordinary shares for more than a year. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, subject to exceptions and limitations.

Passive foreign investment company

A non-U.S. corporation is considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, for any taxable year if either:

•	at least 75% of its gross income is passive income, or the ‘‘income test,’’ or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income, or the ‘‘asset test.’’

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We believe that we should not be treated as a PFIC for our current taxable year ending December 31, 2007 or for the foreseeable future. We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. For example, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, it is possible that fluctuations in the market price of the ADSs and ordinary shares will result in our being a PFIC for any year. In addition, for purposes of the income test, our gross income from the sales of goods is generally reduced by our cost of goods sold. Therefore, for example, if our cost of goods sold were to increase without an offsetting increase in our revenues from the sale of the related goods, we may under some circumstances become a PFIC under the income test. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, if we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the subsidiary PFIC for purposes of the applicable of the rules govering PFICs. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, Latham & Watkins LLP, our U.S. counsel, expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any ‘‘excess distribution’’ that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a ‘‘mark-to-market’’ election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or ‘‘excess distribution’’ cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of ‘‘marketable stock’’ in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate discussed above under ‘‘Taxation of dividends and other distributions on the ADSs or ordinary shares’’ would not apply.

The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. We expect that the ADSs will be listed on New York Stock Exchange and, consequently, if you are a holder of ADSs and the ADSs are regularly traded on the New York Stock Exchange, the mark-to-market election would be available to you were we to be or become a PFIC.

In general, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the rules described above by making a ‘‘qualified electing fund’’ election to include its share of the corporation’s income on a current basis, or a ‘‘deemed sale’’ election once the corporation no longer qualifies as a PFIC. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with required tax information, and we do not presently intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information reporting and backup withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting to the Internal Revenue Service and may be subject to U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you can obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Underwriting

We are offering the ADSs described in this prospectus through several underwriters, for whom J.P. Morgan Securities Inc. is acting as the representative. J.P. Morgan Securities Inc. is also the global coordinator and bookrunner for this offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally and not jointly agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the respective number of ADSs listed next to its name in the following table:

Name	Number of ADSs
J.P. Morgan Securities Inc.
CIBC World Markets Corp
Aseambankers Malaysia Berhad
First Shanghai Securities Limited
Total	25,000,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters are committed to purchase all of the ADSs offered by us if they purchase any ADS. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. All sales of our ADSs in the United States will be made by U.S. registered broker/dealers. Sales of our ADSs outside the United States may be made by the underwriters directly or through their affiliated entities.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to $     per ADS from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. The representative has advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the ADSs offered in this offering.

The underwriters have an option to buy from us up to 3,750,000 additional ADSs to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any ADSs are purchased with this over-allotment option, the underwriters will purchase the ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

The following table sets forth the per ADS and total underwriting discounts and commissions to be paid by us in connection with this offering. The amounts in the following table are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Underwriting discounts and commissions

To be paid by	Per ADS		Total
	No exercise	Full exercise	No exercise	Full exercise
WSP Holdings	$	$	$	$

The underwriting discounts and commissions have been determined by negotiations between us and the representative and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions were the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

We have agreed that, without the prior written consent of the representative, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our ADSs or securities convertible into or exchangeable or exercisable for any of our ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors, executive officers and shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representative, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our ADSs (including, without limitation, ADSs or ordinary shares which may be deemed to be beneficially owned with sole disposition power by such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ADSs or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The underwriters have advised us that they have no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up agreement is considered on a case by case basis. The underwriters have further advised us that the factors they would consider in determining whether to release shares subject to a lock-up agreement include, but are not limited to, the length of time before the lock-up agreement expires, the number of shares involved, the reasons for the requested release, market conditions, the trading price of our ordinary shares, historical trading volumes of our ordinary shares and whether the person seeking the release is an officer, director or other affiliate of us.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our ADSs approved for listing on the New York Stock Exchange under the symbol ‘‘WH.’’

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of the ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be ‘‘covered’’ shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be ‘‘naked’’ shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange or otherwise.

Prior to this offering, there has been no public market for our ADSs. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	our prospects for future earnings;
•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and
•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

J.P. Morgan Securities Ltd., an affiliate of J.P. Morgan Securities Inc., subscribed for $5 million in principal amount of the secured notes due 2007 and $7 million in principal amount of the secured exchangeable bonds due 2009, both were issued by EMH, the controlling shareholder of our company, on December 1, 2006. The secured notes and the exchangeable bonds were issued to fund the restructuring of our company. See ‘‘Corporate structure’’ for details regarding our restructuring and the notes and bonds. The secured notes bear interest at the rate of 11.75% per annum and mature on the earlier of (i) December 1, 2007 and (ii) the listing date of an initial public offering. The exchangeable bonds bear interest at the rate of 6% per annum and are exchangeable into our ordinary shares owned by EMH on (i) the date which is six calendar months after the listing date of an initial public offering or (ii) such earlier date as may be permitted by the relevant stock exchange for the exercise of the exchange right. The exchange price is initially 105.0% of the price offered at the initial public offering, subject to adjustment under certain conditions. In addition, we granted J.P. Morgan Securities Ltd. certain registration rights with respect to the exchangeable bonds. See ‘‘Description of share capital — Registration rights.’’

The address of J.P. Morgan Securities Inc. is 277 Park Avenue, New York, New York 10172. The address of CIBC World Markets Corp. is 300 Madison Avenue, 5th Floor, New York, New York 10017. The address of Aseambankers Malaysia Berhad is 33rd Floor, Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, Malaysia. The address of First Shanghai Securities Limited is 19th Floor, Wing On House, 71 Des Voeux Road Cental, Hong Kong.

Selling restrictions

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

We will not offer to sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.

This prospectus has not been approved by an authorized person in the United Kingdom and has not been registered with the Registrar of Companies in the United Kingdom. The ADSs have not been offered or sold, and prior to the expiry of a period of six months from the latest date of the issue of the ADSs, the ADSs may not be offered or sold to any persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA, in connection with the issue or sale of any ADSs except in circumstances in which section 21(I) of the FSMA does not apply.

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (1) to ‘‘professional investors’’ as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (2) in other circumstances which do not result in the document being a ‘‘prospectus’’ as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and there has not been any advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to ‘‘professional investors’’ as defined in the Securities and Futures Ordinance (Cap. 571) and any rules made thereunder.

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and have not, directly or indirectly, been offered or sold and will not, directly or indirectly, be offered or sold in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to, or for the account or benefit of, others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person, which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1)	to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), and effective as of the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no ADS has been offered or will be offered to the public in that Relevant Member State, except that the ADSs may, with effect from and including the Relevant Implementation Date, be offered to the public in that Relevant Member State:

(A)	in the period beginning on the date of publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(B)	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(C)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet or more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(D)	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of ADSs to the public’’ in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Expenses relating to this offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the New York Stock Exchange listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$11,033
New York Stock Exchange listing fee	157,500
Financial Industry Regulatory Authority, Inc. filing fee	36,500
Printing and engraving expenses	500,000
Accounting fees and expenses	1,900,000
Legal fees and expenses	2,000,000
Miscellaneous	598,500
Total	$5,206,533

Legal matters

We are represented by Latham & Watkins LLP, Hong Kong, with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are represented by Davis Polk & Wardwell, Hong Kong, with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman, Hong Kong. Certain legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng, Beijing, and for the underwriters by Commerce & Finance Law Offices, Beijing. Latham & Watkins LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law. Davis Polk & Wardwell may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law.

Experts

The consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 and the related financial statement schedule in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 8/F., Office Tower W2, The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, People’s Republic of China.

Where you can find additional information

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

WSP HOLDINGS LIMITED

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of WSP Holdings Limited

We have audited the accompanying consolidated balance sheets of WSP Holdings Limited and its subsidiaries (the ‘‘Company’’) as of December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years ended December 31, 2006 and the related financial statement schedule. These financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
November 13, 2007

WSP Holdings Limited
Consolidated balance sheets

(In U.S. dollar thousands, except for share and share-related data)	As of December 31, 2005	As of December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$10,475	$23,505
Restricted cash	35,437	55,657
Accounts and bills receivable, net	34,054	56,947
Advances to suppliers	13,598	15,684
Inventories	75,892	86,562
Prepaid expenses and other current assets	3,583	1,827
Amounts due from related parties	1,638	7,741
Deferred income tax assets	874	796
Total current assets	175,551	248,719
Property, plant and equipment, net	82,301	153,143
Intangible assets, net	325	231
Land use rights	7,742	8,865
Deposit for acquisition of property, plant and equipment	4,803	2,211
Long-term investments	1,203	—
Deferred income tax assets	116	165
Total assets	$272,041	$413,334
Liabilities, minority interests and shareholders’ equity
Current liabilities:
Accounts payable	$65,796	$112,806
Advances from customers	4,750	5,169
Amounts due to related parties	6,205	9,957
Accrued expenses and other current liabilities	15,427	23,083
Income taxes payable	912	2,489
Borrowings − due within one year	76,654	104,967
Capital lease obligation	13	—
Product warranty	6	108
Guarantee	541	1,280
Total current liabilities	170,304	259,859
Borrowings − due after one year	44,235	53,300
Deferred income tax liabilities, non-current	616	1,212
Total liabilities	215,155	314,371
Minority interests	$996	$2,813
Shareholders’ equity:
Share capital (Ordinary shares $0.0001 par value, 500,000,000 shares authorized, 150,000,000 shares issued and outstanding as of December 31, 2006 and 118,750,357 shares issued and outstanding as of December 31, 2005, see Note 17)	12	15
Additional paid-in capital	27,736	35,035
Statutory non-distributable reserves	2,353	8,057
Retained earnings	24,819	49,283
Accumulated other comprehensive income	970	3,760
Total shareholders’ equity	55,890	96,150
Total liabilities, minority interests and shareholders’ equity	$272,041	$413,334

The accompanying notes are an integral part of these consolidated financial statements.

WSP Holdings Limited
Consolidated statements of operations

	Year ended
(In U.S. dollar thousands, except for share and share-related data)	December 31, 2004	December 31, 2005	December 31, 2006
Net revenues	$128,497	$241,012	$366,501
Cost of revenues	(116,943)	(198,550)	(281,106)
Gross profit	11,554	42,462	85,395
Selling and marketing	(1,032)	(2,056)	(4,102)
General and administrative expenses	(2,243)	(6,356)	(9,799)
Other operating income (expenses)	706	(499)	(549)
Income from operations	8,985	33,551	70,945
Other income (expenses)
Interest income	211	435	888
Interest expense	(1,452)	(2,336)	(2,623)
Other (expenses) income	(3)	(86)	4
Exchange differences	(32)	741	357
Income from continuing operations before provision for income taxes, earnings in equity investments, and minority interests	7,709	32,305	69,571
Provision for income taxes	(630)	(4,198)	(10,582)
Net income from continuing operations before earnings in equity investments and minority interests	7,079	28,107	58,989
Earnings in equity investments	260	266	67
Minority interests	—	47	(371)
Net income from continuing operations	7,339	28,420	58,685
Discontinued operations:
(Loss) income from discontinued operations, net of tax	(862)	(4,257)	572
Minority interests in discontinued operations	—	153	(339)
Net (loss) income on discontinued operations	(862)	(4,104)	233
Net income	6,477	24,316	58,918
Earnings per share
Basic	$0.07	$0.27	$0.40
Diluted	$0.07	$0.27	$0.40
Weighted average ordinary shares used in computation of earnings per share:
Basic	86,447,932	91,315,420	145,954,406
Diluted	86,447,932	91,315,420	145,954,406
The accompanying notes are an integral part of these consolidated financial statements.

WSP Holdings Limited
Consolidated statements of shareholders’ equity and
comprehensive income

(In U.S. dollar thousands, except for share and share-related data)	Ordinary shares		Additional paid-in capital	Statutory non- distributable reserves	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity	Comprehensive income
	Shares	Amount
Balance as of January 1, 2004	86,447,932	$9	$5,191	$590	$10,789	$—	$16,579	$—
Net income	—	—	—	—	6,477	—	6,477	6,477
Statutory non-distributable reserves	—	—	—	121	(121)	—	—	—
Balance as of December 31, 2004	86,447,932	$9	$5,191	$711	$17,145	$—	$23,056	$6,477
Capital contributions	32,302,425	3	7,545	—	—	—	7,548	—
Net income	—	—	—	—	24,316	—	24,316	24,316
Statutory non-distributable reserves	—	—	—	1,642	(1,642)	—	—	—
Dividends	—	—	15,000	—	(15,000)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	970	970	970
Balance as of December 31, 2005	118,750,357	$12	$27,736	$2,353	$24,819	$970	$55,890	$25,286
Capital contributions	31,249,643	3	7,299	—	—	—	7,302	—
Net income	—	—	—	—	58,918	—	58,918	58,918
Statutory non-distributable reserves	—	—	—	5,704	(5,704)	—	—	—
Dividends	—	—	—	—	(28,750)	—	(28,750)	—
Foreign currency translation adjustment	—	—	—	—	—	2,790	2,790	2,790
Balance as of December 31, 2006	150,000,000	$15	$35,035	$8,057	$49,283	$3,760	$96,150	$61,708

The acompanying notes are an integral part of these consolidated financial statements.

WSP Holdings Limited
Consolidated statements of cash flows

(In U.S. dollar thousands, except for share and share-related data)	Year ended
	December 31, 2004	December 31, 2005	December 31, 2006
Cash flows from operating activities:
Net income	$6,477	$24,316	$58,918
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Minority interests in continuing operations	—	(47)	371
Minority interests in discontinued operations	—	(153)	339
Depreciation of property, plant and equipment	1,423	1,854	4,494
Amortization of land use rights	108	161	190
Amortization of acquired intangible assets	—	—	47
Inventory provision	—	65	215
Allowance for doubtful accounts	207	125	2
Guarantee provision, net	(680)	7	739
Product warranty provided	38	55	107
Fair value changes on trading securities	(3)	—	—
Loss on disposal of property and equipment	9	95	123
Loss (gain) on disposal of equity investments	—	86	(4)
Loss on disposal or dissolution of subsidiaries	—	2,626	121
Earnings in equity investments	(260)	(266)	(67)
Changes in assets and liabilities:
Accounts and bills receivable	1,222	360	(22,251)
Advances to suppliers	(7,824)	2,867	(296)
Amounts due from related parties	(7,590)	5,952	(8,427)
Inventories	(11,829)	(47,489)	(20,039)
Prepaid expenses and other current assets	(3,009)	(2,759)	738
Accounts payable	6,058	17,525	50,726
Amounts due to related parties	(3,002)	114	(2,677)
Advances from customers	3,790	886	1,294
Deferred income taxes	90	(328)	584
Income taxes payable	213	649	1,623
Other payables and accrued expenses	7,646	84	2,996
Product warranty	(12)	(75)	(5)
Dividend received	—	54	—
Proceeds from disposal of trading securities	1,310	61	62
Purchase of trading securities	(1,208)	(61)	(62)
Net cash (used in) provided by operating activities	(6,826)	6,764	69,861
Cash flows from investing activities:
Increase in restricted cash	(3,641)	(17,754)	(20,220)
Purchase of subsidiary, net of cash and cash equivalent acquired	—	—	873
Purchase of equity investments	(1,208)	—	—
Purchase of property, plant and equipment	(13,379)	(62,431)	(64,835)
Proceeds from disposal of property, plant and equipment	1	77	16
Purchase of land use rights	(1,253)	(197)	(845)
Proceeds from sale of equity investments	—	1,824	1,274
Proceeds from disposal of subsidiary	—	—	1,703
Net cash used in investing activities	(19,480)	(78,481)	(82,034)

WSP Holdings Limited
Consolidated statements of cash flows — continued

(In U.S. dollar thousands, except for share and share-related data)	Year ended
	December 31, 2004	December 31, 2005	December 31, 2006
Cash flows from financing activities:
Contribution from investors	—	7,548	7,302
Contribution from minority investors in subsidiaries	—	871	1,160
Dividends paid	—	—	(19,375)
Proceeds from short-term loans	70,525	217,191	195,494
Proceeds from long-term loans	—	44,235	9,065
Advances from (repayment to) related parties	1,008	(604)	(404)
Repayment of capital lease obligation	(103)	(108)	(13)
Repayment of short-term loans	(46,391)	(189,954)	(168,933)
Net cash provided by financing activities	25,039	79,179	24,296
Effect of foreign exchange rate changes	—	548	907
Net (decrease) increase in cash and cash equivalents	(1,267)	8,010	13,030
Cash and cash equivalents at beginning of the year	3,732	2,465	10,475
Cash and cash equivalents at end of the year	$2,465	$10,475	$23,505
Supplemental cash flow information:
Non-cash financing activities:
Dividends	—	15,000	—
Non-cash capital contribution from minority investor of subsidiary	—	325	—
Acquisition of subsidiary:
Cash consideration	—	—	4,366
Assets acquired (including cash and cash equivalent of $5,239)	—	—	17,809
Liabilities assumed	—	—	(11,374)
Minority interests	—	—	(2,069)
	—	—	4,366
Liabilities assumed in connection with acquisition of land use rights	6,203	—	4,681
Supplemental cash flow information:
Interest paid	1,652	3,478	6,460
Income taxes paid	327	3,831	8,406

The acompanying notes are an integral part of these consolidated financial statements.

WSP Holdings Limited
Notes to consolidated financial statements
(In U.S. dollar thousands, except for share and share-related data)

1.    Organization and description of business

Introduction

WSP Holdings Limited (‘‘WSP Holdings’’) was incorporated in the Cayman Islands on November 16, 2006. WSP Holdings together with its subsidiaries (collectively ‘‘the Company’’), is a Chinese manufacturer of seamless casing, tubing and drill pipes used for oil and natural gas exploration, drilling and extraction.

The Company holds its interest in the operating subsidiaries indirectly through a wholly owned intermediate holding company, First Space Holdings Limited (‘‘FSHL’’) that is incorporated in the British Virgin Islands (‘‘BVI’’).

Substantially all of the Company’s business is conducted through a wholly-owned operating subsidiary established in the People’s Republic of China (‘‘PRC’’), Wuxi Seamless Oil Pipes Company Limited (‘‘WSP China’’).

As of December 31, 2006, the Company’s subsidiaries were as follows:

Name	Date of incorporation/ acquisition	Place of incorporation	Equity interest holder	Percentage of ownership
FSHL	June 12, 2006	BVI	WSP Holdings	100%
WSP China	November 17, 1999	PRC	FSHL	100%
Wuxi Heat Insulation Tubing Co., Ltd. (‘‘WSP Heat Insulation’’)	November 10, 2004	PRC	WSP China	51%
Jiangsu Fanli Pipe Co., Ltd. (‘‘Jiangsu Fanli’’)	April 28, 2006	PRC	WSP China	70%

As of December 31, 2006 WSP Holdings had the following shareholders:

Expert Master Holdings Limted (‘‘EMH’’) (controlled by Mr. Longhua Piao (‘‘Mr. Piao’’), a PRC citizen)	69.4%
UMW China Ventures (L) Ltd. (‘‘UMW Ventures’’) (controlled by UMW Holdings Berhad (‘‘UMW’’), a company incorporated in Malaysia)	30.6%

History of WSP China

WSP China was established in the PRC on November 17, 1999. At the time of its incorporation, WSP China was owned 50% by Daqing City Zhong Bang Jing Mao Company Limited (‘‘DQ’’), a company controlled by Mr. Piao, 25% by Jiangsu Xi Gang Group Company Limited (‘‘JSXG’’) and 25% by Mr. Li Chang He, a Filipino merchant. Both JSXG and Mr. Li Chang He were third parties not related to Mr. Piao.

On March 27, 2003, DQ sold its 50% equity interests in WSP China to Wuxi Huayi Investment Company Limited (‘‘Wuxi Huayi’’), a company controlled by Mr. Piao. In addition, JSXG transferred its 25% equity interests in WSP China to Wuxi Longhua Steel Pipes Company Limited (‘‘WXLH’’), a company also controlled by Mr. Piao.

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

1.    Organization and description of business — continued

On July 17, 2003, Mr. Li Chang He transferred his 25% equity interests in WSP China to King Partner Limited (‘‘KPL’’), an unrelated party to Mr. Piao. In addition, Wuxi Huayi transferred its 5% equity interests in WSP China to Wuxi Hi-Tech Risk Investment Joint Stock Company Limited (‘‘WXHT’’), an unrelated party to Mr. Piao, and 1% equity interest in WSP China to Wuxi Quanhua Material Co., Ltd. (‘‘WXQH’’), a company controlled by Mr. Piao’s brother.

On October 14, 2004, UMW ACE (L) Ltd. (‘‘UMW ACE’’), a company incorporated in Malaysia and a subsidiary of UMW, WXLH, KPL, WXQH and WSP China entered into a master agreement, pursuant to which UMW ACE agreed to acquire an aggregate of 51% equity interest in WSP China from WXLH, KPL and WXQH. Pursuant to the agreement, WXLH, KPL, WXQH and Mr. Piao gave UMW ACE an irrevocable and unconditional profit guarantee for a stipulated audited profit after tax per annum of WSP China for each of the three fiscal years ended December 31, 2006.

On November 5, 2004, pursuant to the master agreements, UMW ACE entered into three equity interest transfer agreements whereby UMW ACE acquired 25%, 25% and 1% equity interest in WSP China from WXLH, KPL and WXQH, respectively. The transfers were completed on November 11, 2004, on which date the necessary government approvals were received. Shortly thereafter, Wuxi Huayi acquired the 5% equity interest held by WXHT.

As a result, the equity interests of WSP China were held 51% and 49% by UMW ACE and Wuxi Huayi, respectively.

The various changes in ownership interests set out above have been accounted for as transactions among shareholders with no push down of the investors’ basis into the financial statements of WSP China because the Company concluded that at the time of the November 2004 transaction Mr Piao and UMW ACE were not a collaborative group for the purposes of Emerging Issues Task Force Topic (‘‘EITF’’) D-97, ‘‘Push Down Accounting’’. Therefore the various changes in ownership interest had no effect on the financial statements of WSP China.

The 2006 recapitalization

The overall substance of the 2006 transactions is that on December 1, 2006, the Company became the ultimate parent company of WSP China in a series of related and anticipated transactions involving the two continuing ultimate shareholders, Mr. Piao and UMW. Prior to the following series of transactions:

•	Mr. Piao held a 49% indirect interest in WSP China through Wuxi Huayi, an entity controlled by Mr. Piao;

•	UMW held a 26% indirect interest in WSP China through its 100% ownership of UMW Petropipe that held a 51% interest in UMW ACE, which in turn held a 51% interest in WSP China;

•	ACE Technologies Ltd.held a 4.6% indirect interest in WSP China through its 9% interest in UMW ACE; and

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

1.    Organization and description of business — continued

•	Hailong International (L) Ltd.(‘‘Hailong’’) held a 20.4 % effective interest in WSP China interest through its 40% interest in UMW ACE.

The consequence of the following series of transactions was that:

•	UMW increased its indirect interest from 26% to 30.6% by acquiring the 9% interest in UMW ACE held by ACE Technologies Ltd.;

•	ACE Technologies Ltd.ceased to have any direct or indirect interest in WSP China or UMW ACE;

•	Mr. Piao increased his indirect interest in WSP China from 49% to 69.4% by paying $9,470 to UMW ACE, through the FSHL, which in turn applied the $9.5 million to the benefit of Hailong in exchange for its 20.4% indirect interest in WSP China; and

•	UMW ACE ceased to have direct or indirect interest in WSP China and Hailong, which was a shareholder of UWM ACE, ceased to have any indirect interest in WSP China.

•	UMW’s indirect interest in WSP China is now held through UMW Ventures, an indirect wholly-owned subsidiary of UMW.

The 2006 transactions resulted in continuity of ownership by Mr. Piao and UMW and continuity of management of WSP China. The Company also noted that Mr. Piao was the former controlling shareholder of WSP China prior to the sale of an ownership interest to UMW ACE in November 2004. Because the same shareholder group had effective control of the combined entities before and after the transaction, the combination has been accounted for as if WSP China, rather than FSHL, was the accounting acquirer under paragraph 17 of Statement of Financial Accounting Standard (‘‘SFAS’’) No. 141, ‘‘Business Combination’’, and therefore was accounted for as a recapitalization of WSP China with no step up in basis.

The historical financial statements of the Company have therefore been presented as if the Company had owned WSP China for all periods presented with no change in basis for either the Company or WSP China.

The following series of related and anticipated transactions took place between June 12, 2006 and December 1, 2006 by which Mr. Piao, through his ownership interest in EMH, became the indirect controlling shareholder of WSP China.

1.	On June 12, 2006, FSHL was incorporated as a shell company in the BVI with one unpaid share.

2.	On or prior to August 18, 2006, EMH and UMW Ventures subscribed for an aggregate of 50,000 shares at $1 per share in FSHL and consequently FSHL was owned 69.4% and 30.6% by EMH and UMW Ventures, respectively. EMH is wholly owned by Mr. Piao and UMW Ventures is an indirect wholly owned subsidiary of UMW. FSHL was a newly formed entity that was intended to be used by the relevant parties as a vehicle to acquire their ownership interests in WSP China.

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

1.    Organization and description of business — continued

3.	On August 18, 2006, UMW Petropipe increased its holding in UMW ACE to 60% from 51% by acquiring an additional 9% interest in UMW ACE from ACE Technologies Ltd. Following that transaction, there were two shareholders in UMW ACE: UMW Petropipe (wholly owned by UMW) holding 60% and Hailong International (L) Ltd (‘‘Hailong’’) holding 40%. As a result, UMW held 30.6% indirect interest in WSP China.

4.	On August 18, 2006, Wuxi Huayi (controlled by Mr. Piao) and UMW ACE agreed to transfer their 49% and 51% equity interests in WSP China to FSHL for $22,747 and $23,675, respectively. The share transfers were effected on August 25, 2006 and the relevant parties agreed that the payment of consideration would occur within three months from the date WSP China receives a new business license evidencing the transfers. The amounts of $22,747 and $23,675, or $46,422 in aggregate, were determined based on the $9,470 that Mr. Piao had agreed to pay UMW ACE for the increase in his effective economic interest of 20.4%. However, as described below, the parties intended that these amounts would be subsequently capitalized as contributed capital and that the only substantive monetary consideration involved in the transaction was the payment of $9,470 by EMH, through FSHL acting as a conduit, to UMW ACE.

5.	On September 16, 2006, EMH signed a declaration of trust in favor of UMW Ventures pursuant to which EMH agreed to hold 20.4% out of its 69.4% interest in FSHL on trust for UMW Ventures for a period until UMW ACE received the consideration for its transfer of 51% interest in WSP China to FSHL. Pursuant to the trust, UMW Venture could direct EMH in writing on the vote as to 20.4% of equity interest in WSP China, and in the absence of such direction, voting was at the discretion of EMH. The trust was terminated on December 1, 2006 upon the payments to UMW ACE pursuant to the terms of the trust. As a result, EMH did not gain voting control of WSP China until December 1, 2006.

6.	On November 16, 2006, WSP Holdings was incorporated in the Cayman Islands and was owned 69.4% and 30.6% by EMH and UMW Ventures, respectively. WSP Holdings was established to ultimately hold our businesses.

7.	On December 1, 2006, EMH provided an interest-free term loan of $32,217 to FSHL to finance its payment of the consideration in relation to its acquisition of the 69.4% equity interest in WSP China. Of this amount, $22,747 was paid to Wuxi Huayi in respect of its 49% interest in WSP China that was indirectly controlled by Mr. Piao, and therefore the $22,747 was effectively returned to Mr. Paio, and $9,470 was paid to UMW ACE through FSHL in respect of the increase of 20.4% in Mr. Piao’s indirect ownership in WSP China. FSHL was a conduit through which Mr. Piao increased his ownership by 20.4%.

8.	FSHL then issued a promissory note to UMW ACE in the principal amount of $14,205 as the consideration for acquiring 30.6% equity interest it held in WSP China. This amount equaled the $23,675 related to the existing 51% interest of UMW ACE less $9,470 related to the acquisition by EMH of the 20.4% indirect interest held by Hailong. The promissory note was used because it can be easily assigned and the underlying loan can be subsequently capitalized.

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

1.    Organization and description of business — continued

9.	UMW ACE assigned the promissory note for $14,205 to UMW Ventures on the same day.

10.	FSHL capitalized the amounts it owed to EMH ($32,217) and UMW Ventures ($14,205) under the interest-free term loan and the promissory note by issuing 1,000 shares to EMH and UMW Ventures, in the proportion of 69.4% and 30.6%, respectively.

11.	On December 1, 2006, WSP Holdings acquired from EMH and UMW Ventures their shares in FSHL by way of share exchange in which WSP Holdings issued 2,000 shares to EMH and UMW Ventures in proportion to their ownership interests in FSHL. Upon completion of the share exchange, WSP Holdings became the holding company of the group and EMH and UMW Ventures owned 69.4% and 30.6%, respectively, of the equity interests in WSP Holdings.

2.    Summary of significant accounting policies

(a)	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’).

All intercompany accounts and transactions have been eliminated. The results of subsidiaries acquired or disposed of during the respective periods are included in the consolidated statements of operations from the effective date of acquisition or up to the effective date of disposal, as appropriate. The portion of the income applicable to non controlling interests in subsidiary undertakings is reflected in the consolidated statements of operations.

(b)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts, the useful lives and impairment for property, plant and equipment and acquired intangible assets, inventory provision, impairment of goodwill, provision for product warranty and fair value of estimated loss undertaken for guarantee provided to outsiders. Actual results could differ from those estimates.

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

2.    Summary of significant accounting policies   —   continued

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(d)	Accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash from operating activities in the consolidated statements of cash flows. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Management considers the following factors when determining the collectibility of specific customer accounts; customer credit-worthiness, past transaction history with the customer, and current economic industry trends.

The Company has an asset securitization program with certain financial institutions to sell, with recourse, certain eligible trade receivables up to pre-determined limits. As receivables pledged to the financial institutions are collected, the Company may pledge additional receivables up to the pre-determined facility limits. Gross receivables pledged to the financial institutions amounted to $9,275, $15,930 and $11,681 in 2004, 2005 and 2006, respectively. The transaction does not qualify as a sale under the terms of SFAS No. 140 ‘‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.’’ Included in the accounts receivable as of December 31, 2005 and 2006, are account balances totaling $6,196 and nil, respectively, of uncollected receivable pledged to the financial institutions.

(e)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the weighted average method. Write-downs of potentially obsolete or slow-moving inventories are recorded based on the management’s specific analysis of future sales forecasts and economic conditions.

(f)	Trading securities

The Company’s short-term investments comprise equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities. There are no such securities as of December 31, 2005 and December 31, 2006. Net realized and unrealized gains and losses on trading securities are included in net earnings. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

(g)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in income from operations. Depreciation is provided on a straight-line basis over the

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

2.    Summary of significant accounting policies   —   continued

estimated useful lives of the assets. Estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Equipment, furniture and fixtures	5 years
Plant and machinery	10 years
Motor vehicles	5 years
Computer equipment and software	3 years

(h)	Land use rights

All land in the PRC is owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. Amortization is provided over the term of the land use right agreement on a straight-line basis.

(i)	Intangible assets

Intangible assets are initially measured based on their cost less accumulated amortization. Amortization is calculated on a straight-line basis over their expected useful economic lives. Expected useful economic lives of acquired intangible assets are as follows:

Completed technology	10 years
Customer relationship	6 years
Backlog	Within 1 year

(j)	Impairment of long-lived assets

The Company reviews its long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(k)	Long-term investments

Investee companies over which the Company has the ability to exercise significant influence, but does not have a controlling interest is accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, and other factors, such as representation on the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. The

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

2.    Summary of significant accounting policies   —   continued

Company’s share of earnings of equity affiliate is included in the accompanying consolidated statements of operations below provision for income taxes.

(l)	Revenue recognition

The Company’s principal sources of revenues are the sales of specialized oil pipes. The Company recognizes revenue when (1) there is persuasive evidence of an arrangement with the customer, (2) product is shipped and title has passed, and the Company has no significant future performance obligation, (3) the amount due from the customer is fixed or determinable, and (4) collectibility is reasonably assured. There is no significant customer acceptance process. The Company assesses whether the amount due from the customer is fixed or determinable based on the terms of the agreement with the customer, including, but are not limited to, the payment terms associated with the transaction. The Company assesses collection based on a number of factors, including past transaction history with the customer and creditworthiness of the customer.

The Company presents revenue net of applicable business taxes. Business taxes totaled $10, $41 and $112, for each of the three years ended December 31, 2006.

(m)	Shipping and handling costs

Shipping and handling costs are included in cost of revenues and amounted to $4,961, $8,381 and $15,484, for each of the three years ended December 31, 2006.

(n)	Government grants

Government grants include cash subsidies as well as subsidies received from the PRC government by the operating subsidiaries of the Company. Such subsidies are generally provided in relation to the incentives from the local government to encourage the expansion of local business. Government grants are recognized when received and all the conditions specified in the grant have been met. Government grant recognized as other operating income were nil, nil and $67 for each of the three years ended December 31, 2006. Capital grants received in advance in connection with the acquisition of equipment are recorded in other current liabilities and then offset against the cost of the related equipment upon acquisition.

(o)	Research and development costs

Research and development costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. All research and development costs are expensed as incurred. There are no significant research and development costs.

(p)	Product warranty

The Company provides a warranty to customers that its products will meet the stated functionality as agreed to in each sales arrangement. The Company provides for the estimated

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

2.    Summary of significant accounting policies   —   continued

warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims.

(q)	Retirement and other post-retirement benefits

Contributions to retirement schemes, which are defined contribution plans, are charged to expense as and when the related employee service is provided.

(r)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(s)	Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(t)	Foreign currency translation

The Company has chosen United States dollar (‘‘$’’) as its reporting currency. Balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Transactions in currencies other than the United States dollar are translated using the average exchange rate prevailing in the period when transactions occurred. Translation adjustments are reported as cumulative transition adjustments and are shown as a separate component of other comprehensive income in the accompanying consolidated statements of shareholders’ equity and comprehensive income.

The functional currency of WSP Holdings and FSHL is United States dollar while the functional currency of the Company’s major operating subsidiaries is Renminbi. Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at the rates of exchange in effect at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates and transactions dominated in other currencies are converted at the applicable rates of exchange prevailing when the transactions occurred. Exchange gains and losses are recognized in the consolidated statements of operations.

(u)	Foreign currency risk

The Renminbi is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

2.    Summary of significant accounting policies   —   continued

other currencies. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Company included aggregate amounts of $369 at December 31, 2005 and $909 at December 31, 2006, which were denominated in United States dollar.

(v)	Concentration of credit risks

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts and bills receivable. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company establishes an allowance for doubtful accounts primarily based upon the age of receivables and factors surrounding the credit risk of specific customers.

Net revenues from customers accounting for 10% or more of total net revenues are as follows:

	Year ended
Customer	December 31, 2004	December 31, 2005	December 31, 2006
	%	%	%
A	36	34	25
B	12	N/A	N/A
C	N/A	10	N/A
D	N/A	N/A	N/A
H	13	N/A	N/A
Total	61	44	25

Net accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

Customer	As of December 31, 2005	As of December 31, 2006
	%	%
A	35	13
B	18	N/A
E	N/A	21
F	N/A	10
G	N/A	10
Total	53	54

(w)	Fair value of financial instruments

Financial instruments include cash and cash equivalents, term deposits, accounts and bills receivable, amounts due from related parties, advances and other receivables, accounts payable, amounts due to related parties and borrowings. The carrying amounts of cash and cash equivalents, accounts receivable, accounts and bills payable, amounts due from related parties, and amounts due to related parties approximate their fair value due to the short term maturities of these instruments. Borrowings bear interests which reflect the market rate and their carrying amount approximates their fair value.

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

2.    Summary of significant accounting policies   —   continued

(x)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of shareholders’ equity and comprehensive income.

(y)	Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Ordinary share equivalents are excluded from the computation of the diluted net income per share in periods when their effect would be antidilutive. As of December 31, 2006, there is no dilutive instrument held by the Company.

(z)	Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The management assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

(aa)	Recently issued accounting pronouncements

In February 2007, the Financial Accounting Standards Board (‘‘FASB’’) issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.’’ SFAS No. 159 provides companies with an irrevocable option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is in the process of assessing the potential impact the adoption of SFAS No. 159 may have on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements’’ which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

2.    Summary of significant accounting policies   —   continued

responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of assessing the potential impact the adoption of SFAS No. 157 may have on its financial position or results of operation.

In June 2006, the FASB issued Interpretation (‘‘FIN’’) No. 48 ‘‘Accounting for Uncertainty in Income Taxes-an interpretation of SFAS No. 109,’’ which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 ‘‘Accounting for Income Taxes.’’ FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 will be effective for fiscal years beginning after December 15, 2006, with early adoption permitted. As a result of the adoption of FIN No. 48, there is a cumulative adjustment to reduce the Company’s retained earnings on January 1, 2007 by $83, with a corresponding adjustment to the liability for uncertain tax positions.

3.    Acquisition of Jiangsu Fanli

On April 28, 2006, WSP China acquired a 70% equity interest of Jiangsu Fanli by way of injection of additional capital of $4,366 in cash. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

Tangible assets acquired (including cash and cash equivalents of $5,239)	$17,549
Intangible assets:
Customer relationship	259
Backlog	1
Sub-total	260
Liabilities assumed (including deferred income tax liabilities of $42)	(11,374)
Minority interests	(2,069)
Total	$4,366

The tangible and intangible assets valuation for the acquisition described above was based on a valuation analysis provided by American Appraisal China Limited, a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected cash flows and replacement costs.

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

Pro forma

The following supplemental unaudited pro forma results of operations for the years ended December 31, 2005 and 2006 presented the acquisition as if it had occurred on January 1, 2005 and 2006. The unaudited pro forma results include estimates and assumptions regarding amortization of acquired intangible assets which the Company believes are reasonable. However, pro forma results are not necessarily indicative of the results that would have occurred if the acquisition had occurred on the date indicated, or that may result in the future:

	Year ended
	December 31, 2005 (unaudited)	December 31, 2006 (unaudited)
Net revenues	$245,206	$369,129
Net income	$24,264	$58,958
Basic and diluted earnings per share	$0.27	$0.40

4.    Restricted cash

Restricted cash mainly represents bank deposits used to pledge the bills payable. The cash in such accounts is normally restricted for use over three months.

5.    Accounts and bills receivable, net

Accounts receivable, net, consist of the following:

	As of December 31, 2005	As of December 31, 2006
Accounts receivable	$15,903	$49,581
Less: allowance for doubtful accounts	(937)	(537)
	14,966	49,044
Bills receivable	124	—
Bills receivable discounted to banks with recourse	11,814	—
Bills receivable endorsed to suppliers with recourse	7,150	7,903
	19,088	7,903
	$34,054	$56,947

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the period	Charge to expense	Written-off	Balance at end of the period
2005	$812	$125	—	$937
2006	$937	$2	$(402)	$537

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

All bills receivable are derived from the sale under the normal course of operation. No allowance was provided against bills receivable secured by issuing banks.

6.    Inventories

Inventories consist of the following:

	As of December 31, 2005	As of December 31, 2006
Raw materials	$50,994	$51,226
Work in progress	4,394	10,411
Finished goods	20,569	25,061
	75,957	86,698
Less: write-down of inventory value	(65)	(136)
	$75,892	$86,562

The raw materials and finished goods held by the third parties are $13,185 and $8,459 as of December 31, 2005, respectively. The raw materials and finished goods held by the third parties are $4,874 and $2,560 as of December 31, 2006, respectively.

Movement of inventory provision is listed as follows:

	Balance at beginning of the period	Charge to expense	Written-off	Balance at end of the period
2005	$—	$65	$—	$65
2006	$65	$215	$(144)	$136

7.    Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31, 2005	As of December 31, 2006
Value-added taxes refundable	$3,286	$1,268
Advances to staff	231	53
Other current assets	66	506
	$3,583	$1,827

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

8.    Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	As of December 31, 2005	As of December 31, 2006
Construction in progress	$60,529	$12,750
Buildings	7,575	40,305
Equipment, furniture and fixtures	845	3,153
Plant and machinery	17,826	104,666
Motor vehicles	1,621	2,580
Computer equipment and software	105	386
	88,501	163,840
Less: accumulated depreciation	(6,200)	(10,697)
	$82,301	153,143

For each of the three years ended December 31, 2006, depreciation expense was $1,423, $1,854, $4,494, respectively.

The carrying amount of the Company’s property, plant and equipment held under capital leases at respective balance sheet dates is as follows:

	As of December 31, 2005	As of December 31, 2006
Motor vehicles	$42	$—

The Company is in the process of obtaining the title deeds of land and buildings at carrying amount of $24,217 as of December 31, 2006.

The carrying amount of property, plant and equipment pledged by the Company to secure banking facilities granted to the subsidiaries at respective balance sheet dates is as follows:

	As of December 31, 2005	As of December 31, 2006
Construction in progress	$15,300	$1,497
Buildings	4,746	25,010
Plant and machinery	3,882	4,877
Equipment, furniture and fixtures	—	603
	$23,928	$31,987

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

9.    Intangible assets, net

Intangible assets, net consist of the following:

	As of December 31, 2005	As of December 31, 2006
Costs:
Completed technology	$325	—
Customer relationship	—	259
Backlog	—	1
	325	260
Accumulated amortization:
Completed technology	—	—
Customer relationship	—	(28)
Backlog	—	(1)
	—	(29)
	$325	$231

For each of the three years ended December 31, 2006, amortization expense was nil, nil and $47, respectively.

10.    Land use rights

The amount represents the land use rights situated in the PRC for a period of 50 years.

For each of the three years ended December 31, 2006, amortization expense was $108, $161 and $190, respectively. The Company expects to record amortization expense of $188, $188, $188, $188, $188 and $7,925 for 2007, 2008, 2009, 2010, 2011 and 2012 and thereafter, respectively.

At each balance sheet date, certain land use rights were pledged to secure banking facilities granted to the subsidiaries. The carrying amount of land use rights pledged at respective balance sheet dates is as follows:

	As of December 31, 2005	As of December 31, 2006
Land use rights	$7,742	$8,510

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

11.    Long-Term Investments

The Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	During the years ended December 31, 2004, 2005 and 2006, the Company held a 33% equity interest in Daqing Yilangsite Oil Pipe Co., Ltd. (‘‘Yilangsite’’). The Company disposed of the equity interest in December 2006 to an employee of the Company, satisfied by a cash consideration of $1,274. The disposal resulted in a gain of $4.

(2)	During the years ended December 31, 2004 and 2005, the Company held a 30% equity interest in Shengli High Oil Field Drill Pipe Co., Ltd. (‘‘Shengli’’). The Company disposed of the equity interest in January 2005 to a third party, satisfied by a cash consideration of $366. The disposal resulted in a gain of $34.

(3)	During the years ended December 31, 2004 and 2005, the Company held a 30% equity interest in Wuxi Seamless Steel Pipes Co., Ltd. (‘‘Tegang’’). The Company disposed of the equity interest in May 2005 to a third party, satisfied by a cash consideration of $1,458. The disposal resulted in a loss of $120.

	As of December 31, 2005	As of December 31, 2006
Equity investments	$1,203	$—

The combined results of operations and financial position of the Company’s equity investments are summarized below:

	Year ended
	December 31, 2004	December 31, 2005	December 31, 2006
Revenue	$30,138	$24,092	$16,597
Net income	937	817	200
The Company’s earnings in equity investments	260	266	67

	As of December 31, 2005	As of December 31, 2006
Total assets	$6,815	$—
Total liabilities	(3,113)	—
Equity	$3,702	$—

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

12.    Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2005	As of December 31, 2006
Payable for the acquisition of property, plant and equipment	$7,777	$17,788
Payable for the acquisition of land use rights	5,330	—
Payable for listing expense	—	2,180
Accrued salary and welfare	817	1,275
Other taxes payable	19	365
Interest accrued	315	231
Others	1,169	1,244
	$15,427	$23,083

13.    Borrowings

	As of December 31, 2005	As of December 31, 2006
Short-term bank loans	$64,840	$104,967
Loans received in connection with bills receivable discounted with recourse	11,814	—
Long-term loans from UMW ACE	44,235	53,300
	120,889	158,267
Less: amount due for settlement within 12 months (shown under current liabilities)	(76,654)	(104,967)
Amount due for settlement after 12 months	$44,235	$53,300

Loan type	As of December 31, 2005	As of December 31, 2006
Secured Loans	$36,131	$59,966
Loans guaranteed by companies controlled by Mr. Piao	21,069	3,131
Loans guaranteed by third parties	19,454	31,113
Unsecured Loans	44,235	64,057
	$120,889	$158,267

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

13.    Borrowings   —   continued

Short-term bank loans

The Company’s bank loans bear interest rates ranging from 4.5% to 7.0% per annum.

Loans received in connection with bills receivable discounted with recourse

The Company received cash from discounted bills receivable with recourse and bore the credit risks inherent in the bills receivables assigned to the banks. The maturities of those loans are normally under 1 year.

Long-term loans from UMW ACE

The Company entered in several long-term loan agreements with UMW ACE in order to facilitate its business expansion. According to the terms of the agreements, it was mutually agreed to use Singapore Interbank Offered Rate plus 2% per annum as the interest rate for the loans.

Future maturities of long-term debts as of December 31, 2006:

As of December 31, 2006
Year ending December 31:
2008	$17,620
2009	21,320
2010	14,360
$53,300

For each of the three years ended December 31, 2006, interest cost capitalized was $235, $1,388 and $3,753, respectively.

14.    Lease obligations

Capital leases:

	As of December 31, 2005	As of December 31, 2006
Capital lease obligation bearing an average interest rate of 4.9% for 2005, and 4.6% for 2006	$13	$—

Assets held under capital lease and included in the property, plant and equipment are the Company’s motor vehicles.

The term of the capital lease expired in 2006. Interest rate is fixed at the contract date.

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

15.    Product warranty

The Company sells the majority of its products to customers along with unconditional repair or replacement warranties for a 12 month period from the date of purchase. The Company determines its estimated liability for warranty claims based on the Company’s experience of the amount of claims actually made. It is reasonably possible that the Company’s estimate of the accrued product warranty claims will change in the near term. Estimated costs for product warranties are recognized at the time revenue is recognized.

The following is a reconciliation of the changes in the Company’s aggregate product warranty liability:

	Year ended
	December 31, 2004	December 31, 2005	December 31, 2006
Beginning balance	$—	$26	$6
Warranty provided	38	55	107
Warranty costs incurred	(12)	(75)	(5)
Ending balance	$26	$6	$108

16.    Guarantee

The Company has entered into agreements that contain features which meet the definition of a guarantee under FIN No. 45 ‘‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of others.’’ Under FIN No. 45, a guarantor is required, with certain exceptions, to recognize at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee.

From time to time, the Company guarantees the debt of certain enterprises. These debt agreements require the Company to make debt payments throughout the term of the related debt instrument if the customer or the related party fails to make scheduled debt payments. The Company through its subsidiaries, made guarantees to commercial banks for various parties continually during the periods presented, including guarantees for short-term loans from commercial banks with maturity period of 3 months to 1 year. Guaranteed parties include the Company’s related parties, vendors, processors, and other unrelated parties, who have no trading relationship with the Company. The guaranteed balances of outstanding debt arrangements were $46,269 as of December 31, 2006.

The movement of the guarantee provided is as follows:

	Year ended
	December 31, 2004	December 31, 2005	December 31, 2006
Beginning balance	$1,214	$534	$541
Provided at inception	555	541	1,329
Released at expiration or settlement	(1,235)	(534)	(590)
Ending balance	$534	$541	$1,280

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

17.    Capital structure

WSP Holdings has one class of ordinary shares.

On November 16, 2006, WSP Holdings issued 1,000 shares for per value of HK$0.01 on incorporation. On December 1, 2006 , in connection with a legal reorganization, WSP Holdings issued 1,000 shares on a pro-rata basis to the shareholders of WSP Holdings. The Company has accounted for the issuance of shares in connection with this reorganization as a legal reorganization of entities under common control in a manner similar to the pooling-of-interests.

On August 23, 2007, WSP Holdings increased its authorized share capital by 500,000,000 ordinary shares of a par value of $0.0001 each, issued 150,000,000 shares to shareholders. On the same day, WSP Holdings repurchased 2,000 existing issued shares of HK$0.01 each from shareholders, and then cancelled the authorized but unissued share capital of 38,000,000 shares of HK$0.01 each.

Share and earnings per share data for all periods presented prior to the change in capital structure have been retrospectively restated as if the change in capital structure and resulting ordinary shares had historically been authorized, issued and outstanding in the periods of WSP Holdings presented.

18.    Segmental and geographic information and revenue analysis

The Company operates in a single operating segment that includes the manufacture and distribution of oil pipes and related products. The Company’s chief operating decision maker is the Chief Executive Officer. The following tables summarize the Company’s revenues from continuing operations in different geographic locations:

	Year ended
Continuing Operations	December 31, 2004	December 31, 2005	December 31, 2006
Revenues
PRC	$88,994	$141,655	$179,989
Elsewhere in Asia
Malaysia	115	17,689	47,086
Korea	8,457	25,444	7,359
Others	6,160	13,497	37,756
Subtotal	14,732	56,630	92,201
North America
Canada	15,040	12,756	15,160
United States of America	6,591	17,759	55,683
Subtotal	21,631	30,515	70,843
Others	3,140	12,212	23,468
Total	$128,497	$241,012	$366,501

All of the Company’s long-lived assets are located in the PRC.

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

18.    Segmental and geographic information and revenue analysis   —   continued

The net revenues consist of the following products:

	Year ended
	December 31, 2004	December 31, 2005	December 31, 2006
API products	$105,918	$194,858	$299,158
Non-API products	6,606	15,465	41,311
Other products	15,973	30,689	26,032
Total	$128,497	$241,012	$366,501

Note:	API means the primary international standards for manufacturing Oil Country Tubular Goods (‘‘OCTG’’) including casing, tubing, drilling pipes and line pipes, established by the American Petroleum Institute. API products are defined as standard products. Non-API products are defined as non-standard products with unique qualifications which are developed to meet special needs, such as improved strength, higher corrosion resistance, improved sealing and premium connectors, among others. Non-API products may include premium connections and/or high chromium and high nickel bearing products.

Others include green pipes which are semi-finished pipes that can be further processed into end-products.

19.    Other (expenses) income

	Year ended
	December 31, 2004	December 31, 2005	December 31, 2006
Fair value changes on trading securities	$(3)	$—	$—
Loss on disposal of equity investments	—	(86)	4
	$(3)	$(86)	$4

20.    Income taxes

WSP Holdings is a tax-exempted company incorporated in the Cayman Islands. FSHL is a tax-exempted company incorporated in the BVI. WSP China and its subsidiaries (the ‘‘PRC entities’’) were registered in the PRC and are subject to PRC Foreign Enterprise Income Tax (‘‘FEIT’’) or the Enterprise Income Tax (‘‘EIT’’) on the taxable income in accordance with the relevant PRC income tax laws applicable to foreign invested enterprises or domestically owned enterprises.

The applicable tax rate of the FEIT or EIT to the PRC entities is 33% (30% of state income tax plus 3% local income tax).

WSP China is a foreign invested enterprise and certified as a ‘‘high and new technology enterprise’’ located in a high-tech zone in Wuxi, Jiangsu province. As a result, it is entitled to a reduced income tax rate at 15%. Additionally, as a foreign invested manufacturing enterprise, it is entitled to the five year tax holiday, i.e., two years exemption followed by three years at half of

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

20.    Income taxes   —   continued

the applicable tax rate, starting from the first cumulatively profitable year. WSP China started its first profit making year in 2000 after absorbing all prior year unexpired losses. It was therefore exempted from income tax in 2000 and 2001, and taxed at 7.5% for the subsequent three years from 2002 through 2004, followed by a 15% income tax rate thereafter under the current law.

Hailong Drill Pipe (Wuxi) Co., Ltd. (‘‘Hailong Drill Pipe’’) is a foreign invested enterprise engaging in manufacturing activities, and is subject to a reduced income tax rate of 24% based on its location in a designated coastal area. It is also entitled to the five year tax holiday, and 2006 was its first profit making year after absorbing all prior year unexpired losses. It is therefore exempted from income tax in 2006 and 2007, and taxed at 12% for the subsequent three years from 2008 through 2010 under the current law.

Other PRC entities are subject to the 33% EIT rate.

On March 16, 2007, the National People’s Congress passed a new enterprise income tax law, which will take effect beginning January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. According to the new tax law, entities that qualify as high and new technology enterprises supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. The Company’s main operating entity, WSP China, may continue to qualify as a ‘‘high and new technology enterprise’’ under the new law, if so, it may continue to enjoy a reduced income tax rate at 15%. Otherwise, its income tax rate will gradually increase from the current 15% to the uniform tax rate of 25% from 2008 to 2012. As the definitions of a ‘‘high and new technology enterprise’’ under the new law have not been published yet, it is uncertain whether WSP China may continue to enjoy the reduced tax rate going forward.

In the fourth quarter of 2006, the Company moved a part of WSP China’s operations outside of the Wuxi National High-Tech Industrial Development Zone. The Company are currently registering the new facilities with the local authorities as a local branch. Although WSP China has not been required by the local tax bureau to pay a FEIT tax rate of more than 15% for the income generated from the new facilities, the new facilities may be subject to the non-preferential FEIT rate which is currently 27% for enterprises located in certain costal regions. The rate difference between the 27% and the 15% is reflected as a cumulative adjustment of $83 for unrecognized tax benefits under FIN No. 48 which the Company adopted from January 1, 2007.

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

20.    Income taxes   —   continued

The provision for income taxes consists of the following:

	Year ended
	December 31, 2004	December 31, 2005	December 31, 2006
Current tax	$540	$4,526	$9,982
Deferred tax	90	(328)	600
	$630	$4,198	$10,582

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31, 2005	As of December 31, 2006
Current deferred income tax assets
Allowance for doubtful accounts	$792	$588
Product warranty provision	1	16
Provision on guarantee	81	192
	874	796
Non-current deferred income tax assets
Pre-operating expenses	14	26
Net operating loss carry-forward	10	—
Property, plant and equipment	92	139
	116	165
Non-current deferred income tax liabilities
Property, plant and equipment	616	1,170
Intangible assets	—	42
	$616	$1,212

Reconciliations between the PRC EIT rate of 33% and the Company’s effective tax rate is as follows:

	Year ended
	December 31, 2004	December 31, 2005	December 31, 2006
Statutory tax rate	33%	33%	33%
Effect of expenses not deductible for tax purposes	—	3%	1%
Effect of income tax exemptions and reliefs	(25)%	(23)%	(20)%
Effect of income tax rate difference under different tax regulation in PRC	—	—	1%
Effective tax rate	8%	13%	15%

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

20.    Income taxes   —   continued

If the exemptions and reliefs granted to the Company were not available, the provision for income taxes and earnings per share amounts would be as follows:

	Year ended
	December 31, 2004	December 31, 2005	December 31, 2006
Provision for income taxes	$2,557	$11,628	$24,497
Basic and diluted income per share	$0.05	$0.18	$0.31

21.    Discontinued operations

In September 2006, the Company disposed of its 51% subsidiary, Hailong Drill Pipe for a cash consideration of $2,088 to a company controlled by an ex-director. A loss of $121 was recorded on the transaction.

In December 2005, a subsidiary of the Company, Tangshan Huayi Steel Co., Ltd. (‘‘Tangshan Huayi’’), dissolved due to adverse changes in the operating environment. A loss of $2,626 was recorded as a result of the dissolution.

The assets and liabilities of Tangshan Huayi and Hailong Drill Pipe respectively at their disposal dates are summarized as follows:

	Tangshan Huayi	Hailong Drill Pipe
	As of December 13, 2005	As of September 21, 2006
Current assets of discontinued operations:
Cash and cash equivalents	$—	$385
Accounts receivable, net	—	1,490
Amounts due from related parties	—	2,484
Inventories	—	9,773
Prepaid expenses and other current assets	36	1,156
Advances to suppliers	—	175
	$36	$15,463

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

21.    Discontinued operations   —   continued

	Tangshan Huayi	Hailong Drill Pipe
	As of December 13, 2005	As of September 21, 2006
Non-current assets of discontinued operations:
Property, plant and equipment, net	$2,615	$5,342
Acquired intangible assets, net	—	307
	$2,615	$5,649
Current liabilities of discontinued operations:
Accounts payable	$—	$5,395
Accrued expenses and other current liabilities	25	1,376
Short-term borrowings	—	6,403
Amounts due to related parties	—	2,642
Advances from customers	—	965
	$25	$16,781
Minority interests	$—	$ 2,122

Summarized results from the discontinued operations included in the Company’s consolidated statements of operations were as follows for each of the three years ended December 31, 2006:

	Year ended
	December 31, 2004	December 31, 2005	December 31, 2006
Revenues	$12,121	$19,746	$6,868
(Loss) income before provision of income taxes from discontinued operations	(862)	(1,631)	693
Provision for income taxes	—	—	—
Loss on disposal or dissolution of subsidiaries	—	(2,626)	(121)
Net (loss) income from discontinued operations, net of tax	$(862)	$(4,257)	$572

The results from the discontinued operations reflect 100% of Tangshan Huayi’s operations for the period from January 1, 2004 through December 13, 2005 as well as 100% of Hailong Drill Pipe’s operations for the period from the date of incorporation on August 30, 2005 through September 21, 2006.

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

22.    Dividends

On January 19, 2005, WSP China declared a payment of $15,000 dividend to its equity interest holders. The dividend was subsequently recapitalized in WSP China on May 24, 2005.

On June 3, 2006, WSP China declared a payment of approximately $6,250 dividend to its equity interest holders. The dividend was paid on various dates between June 12, 2006 through October 23, 2006. On August 14, 2006, WSP China declared a payment of approximately $22,500 dividend to its equity interest holders, of which $6,694 was paid on December 15, 2006 and $6,431 on December 31, 2006. As of December, 31, 2006, the outstanding amount of dividend payable of $9,375 was included in the amounts due to related parties and was subsequently paid as to $5,000 on June 8, 2007 and $4,375 on June 11, 2007.

23.    Earnings per share

The calculation of the earnings per share is as follows:

	Year ended
	December 31, 2004	December 31, 2005	December 31, 2006
Income attributable to holders of ordinary shares (numerator)	$6,477	$24,316	$58,918
Weighted average ordinary shares outstanding used in computing net income per share (denominator)	86,447,932	91,315,420	145,954,406
Net income per share
Basic	$0.07	$0.27	$0.40
Diluted	$0.07	$0.27	$0.40

There was no dilutive security in issue for all the periods presented.

24.    Related party balances and transactions

Save as disclosed elsewhere in the financial statements, significant balances and transactions with related parties are as follows:

a.    Amounts due from related parties

Name of related party	As of December 31, 2005	As of December 31, 2006
WSP Canada Ltd., company controlled by Mr. Piao	$1,638	$440
Eastar Industries Inc, company controlled by Mr. Piao	—	7,131
Huang Cheng, minority investor of subsidiary	—	33
UMW ACE, company controlled by UMW	—	137
	$1,638	$7,741

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

24.    Related party balances and transactions   —   continued

b.    Amounts due to related parties

Name of related party	As of December 31, 2005	As of December 31, 2006
Wuxi Huayi, company controlled by Mr. Piao	$404	$4,707
WXLH, company controlled by Mr. Piao	3,936	—
WXQH, company controlled by Mr. Piao’s family	21	—
UMW ACE	—	4,898
UMW Oilfield International Trading (Labuan) Ltd.,
affiliate of UMW ACE	894	352
Beijing Hua Shi Hai Long Co., Ltd, company
controlled by ex-director of the Company	950	—
	$6,205	$9,957

c.    Transactions with related parties are as follows:

(a)	Sales of goods

	Year ended
Name of related party	December 31, 2004	December 31, 2005	December 31, 2006
UMW Oilfield International Trading (Labuan) Ltd.	$—	$17,663	$21,238
UMW Petrodril (M) Sdn Bhd, affiliate of UMW ACE	—	—	785
WXLH	3,161	1,998	2,673
WSP Canada Ltd.	10,191	1,917
Wuxi Huayi	467	—	272
Yilangsite, equity investment
of the Company	—	173	—
Eastar Industries Inc.	—	—	10,469

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

24.    Related party balances and transactions   —   continued

(b)	Purchase of goods

	Year ended
Name of related party	December 31, 2004	December 31, 2005	December 31, 2006
Wuxi Aihua Chemical Co., Ltd, company controlled by Mr. Piao’s family	$140	$538	$1,344
WXLH	4,182	10,775	9,441
Wuxi Huayi	368	2,073	1,190
Shengli, equity investment of
the Company	773	—	—
Tegang, equity investment
of the Company	4,307	—	—
Beijing Hua Shi Hai Long Co., Ltd.	—	950	—

(c)	Purchase of property, plant and equipment

	Year ended
Name of related party	December 31, 2004	December 31, 2005	December 31, 2006
WXLH	$—	$198	$913

(d)	Transportation charges

	Year ended
Name of related party	December 31, 2004	December 31, 2005	December 31, 2006
WXQH	$868	$676	$1,212

WXQH provided certain delivery services to the Company.

(e)	Rental of premises

	Year ended
Name of related party	December 31, 2004	December 31, 2005	December 31, 2006
WXLH	$—	$—	$73

The Company leased certain areas for production use from WXLH.

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

24.    Related party balances and transactions   —   continued

(f)	Interest paid

	Year ended
Name of related party	December 31, 2004	December 31, 2005	December 31, 2006
UMW ACE	$—	$1,367	$3,826

The interest expenses were charged in connection with a shareholder’s loan (see note 13).

25.    Commitment

(a)	Capital commitment

As of December 31, 2006, commitment for acquisition of property, plant and equipment was $7,591.

(b)	Office premises operating lease commitment

As of December 31, 2006, future minimum lease commitments under the non-cancelable lease of the office premises were $370, $69, $69 and $69 in 2007, 2008, 2009 and 2010, respectively.

26.    Mainland China contribution plan

Full time employees of the Company in the PRC participate in a government mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were $268, $595 and $971 for each of the three years ended December 31, 2006.

27.    Restrictions on payment of dividends and statutory non-distributable reserves

The principal regulations in the PRC governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986) as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules (1990) as amended.

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. WSP China became a wholly foreign-owned enterprise subsequent to the acquisition by FSHL.

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

27.    Restrictions on payment of dividends and statutory non-distributable reserves   —   continued

In addition, according to the Company Law in the PRC, companies are required to set aside to general reserves each year at 10% of their after-tax profit, based on PRC accounting standards, until the cumulative total of such reserves reaches 50% of the registered capital. These general reserves are not distributable as cash dividends to equity owners.

In addition, a PRC company may set aside other amounts determined at its discretion. Once set aside, these amounts can only be used for designated purpose and are not available for future distribution to owners or shareholders. Discretionary reserve retained by WSP China and its subsidiaries can only be used to increase their registered capital. For each of the three years ended December 31, 2006, WSP China set aside $61, $969 and $790 as discretionary reserves. As of December 31, 2006, WSP China and its subsidiaries have not utilized the discretionary reserves, the cumulative amount of which was $2,074. The PRC companies in the group have set aside such amounts in the periods prior to the acquisition of WSP China by FSHL, but WSP China and its subsidiaries will not set aside such amounts in the future.

The general reserves and discretionary reserves are collectively referred to as statutory non-distributable reserves.

For each of the three years ended December 31, 2006, WSP China made total appropriations of $121, $1,642 and $5,704, respectively, to those statutory non-distributable reserves.

As at December 31, 2006, the aggregate amount of the net assets of WSP China that was restricted and not available for distribution to the parent was $44,830 comprising registered capital of $35,000, additional paid in capital of $1,773, and statutory non-distributable reserves of $8,057. In addition, the amount of capital of FSHL that was restricted and not available for distribution to the parent was $51.

28.    Subsequent events

(1)	On January 16, 2007, WSP Industries Canada Inc., or WSP Industries, was incorporated in Canada as a limited liability company. WSP Industries is owned 70% by FSHL and 10% by each of Mr. Li Ling, Mr. Michael Liu and Mr. Larry Wang, respectively. Each of Mr. Li Ling, Mr. Michael Liu and Mr. Larry Wang is a third party. The Company plans to acquire certain assets used in a threading line from Eastar Industries Inc., a company based in Vancouver, Canada and controlled by Mr. Piao, and to construct production facilities with an annual production capacity of 100,000 tons of OCTG through WSP Industries.

(2)	Wuxi Seamless Steel Tube Co., Ltd., or WSST, brought a lawsuit against WSP China before the Wuxi Intermediate People’s Court in May 2007, claiming that WSP China had infringed upon its trade name WSST and demanded that WSP China stop using the word ‘‘Seamless’’ in Chinese and English. Although WSST agreed in writing on October 28, 1999 to permit WSP China to use the word ‘‘Seamless’’ and WSP China had duly registered its name containing

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

28.    Subsequent events   —   continued

‘‘Seamless’’ with the appropriate government authorities, WSST claimed that such agreement was conditional on WSST’s shareholder Jiangsu Xi Gang Group Co., Ltd., or Xi Gang Group, maintaining an ownership interest in WSP China. Xi Gang Group is no longer a shareholder of WSP China. The Company believes that WSST’s claim is without merit and intends to contest the claim vigorously.

(3)	On August 4, 2007, the Company signed an agreement to sell all of its equity interest in WSP Heat Insulation, a subsidiary of the Company, for a cash consideration of $670, resulting in a gain of $154. The transaction was completed on August 31, 2007.

(4)	On August 13, 2007, the Canada Border Service Agency (‘‘CBSA’’) initiated an investigation on the alleged dumping and subsidizing of certain seamless carbon and alloy steel oil and gas well casings from China after receiving a complaint from TenarisAlgomaTubes Inc., a Canadian manufacturer of these goods. The Company was named as one of the 30 exporters of the goods from China subject to the investigation. The Canadian International Trade Tribunal (‘‘CITT’’) has conducted a preliminary inquiry and determined, on October 12, 2007, that the evidence disclosed a reasonable indication that the alleged dumping and subsidizing of the goods has caused or is threatening to cause injury to the Canadian industry. On November 9, 2007, the CBSA made its preliminary determination that exports of carbon and alloy steel seamless oil and gas well casings were being dumped and were subsidized. These preliminary findings resulted in the imposition of a 44% preliminary duty on our products imported into Canada which will adversely affect our sales in Canada. These preliminary findings also lead to final investigations being initiated by each body in which additional data will be gathered, information will be verified and the injury portion will be subject to a full adversarial hearing on the merits of the case. The final determinations are expected in March 2008. The Company and other exporters are contesting these findings. Should the CITT and CBSA make final determinations in favor of the complainant and impose definitive anti-dumping and countervailing duties on the subject goods, the Company’s sales in Canada of these goods may suffer and the Company’s export business to Canada may be materially and adversely affected. In 2006 and the for the six months ended June 30, 2007, products exported to Canada accounted for 4.1% and 0.6% of the Company’s net revenues, respectively. The Company has not accrued any provision in respect with the action either in respect of penalties or costs. The Company understands that in the preliminary determination of November 9, 2007 by the CBSA, the CBSA’s determination will apply anti-dumping and countervailing duties only to products that are imported into Canada after that date and products that were cleared through Canadian customs before November 9, 2007 would not be affected.

(5)	On August 24, 2007, the Board of Directors adopted the 2007 share incentive plan (the ‘‘2007 Option Plan’’) and awarded options to the Company’s directors, officers and employees to purchase an aggregate of 5,206,000 ordinary shares of WSP Holdings (‘‘the options’’), at an exercise price of $4.00 per share.

The Company has determined, with assistance of American Appraisal China Limited, that the fair value of the option as of the date of grant at August 24, 2007 was $0.83 per option.

WSP Holdings Limited
Notes to consolidated financial statements — continued
(In U.S. dollar thousands, except for share and share-related data)

28.    Subsequent events   —   continued

Assuming no forfeiture of the grant, the fair value of the options granted amounts to $4,320, which is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions and will be recognized as compensation expense over the vesting period of 2 years using graded-vesting attribution method:

The option granted at August 24, 2007
Fair value of underlying ordinary shares per share	$3.81
Risk-free interest rate	4.31%
Expected term	3 years
Expected dividend yield	4.38%
Expected volatility	39.4%

(a)	Volatility

Expected volatility is estimated based on daily stock price of comparable company for a period with length commensurate to expected term.

(b)	Risk-free rate

Risk free rate is based on yield of US treasury bill as of valuation date with maturity date same as the qualified initial public offering time.

(c)	Expected term

The expected term is estimated by averaging the expiration period and the vesting term. This is determined in accordance with information on the Staff Accounting Bulletin No. 107 of the Securities and Exchange Commission of the United States.

(d)	Exercise price

The exercise price of the options was determined by WSP Holding’s Board of Directors.

(e)	Fair value of underlying ordinary shares

When estimating the fair value of the ordinary shares on the grant date, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the grant date was determined with the assistance of American Appraisal China Limited.

(6)	The Company was involved in a lawsuit brought by the Bank of Communications, due to a $1,182 guarantee the Company provided for a bank loan made by Bank of Communications to Huayuan Jiangsu. The Company settled the lawsuit in August 2007 and paid on behalf of Huayuan Jiangsu $1,182 plus an interest of $176, for which the Company has made a provision as of June 30, 2007.

WSP Holdings Limited
Additional information — Financial statement schedule I
Condensed financial information of parent company
Balance sheet

(In U.S. dollar thousands, except for share data)	As of December 31, 2005	As of December 31, 2006
Assets:
Prepaid expenses and other current assets	$—	$2
Investment in subsidiary	55,890	98,731
Total assets	55,890	98,733
Liabilities and shareholders’ equity
Amount due from a subsidiary	—	540
Accrued expenses	—	2,043
Total liabilities	—	2,583
Ordinary shares	12	15
Additional paid-in capital	27,736	35,035
Statutory non-distributable reserves	2,353	8,057
Retained earnings	24,819	49,283
Accumulated other comprehensive income	970	3,760
Total shareholders’ equity	55,890	96,150
Total liabilities and shareholders’ equity	$55,890	$98,733

WSP Holdings Limited
Additional information — Financial statement schedule I
Condensed financial information of parent company
Statement of operations

	Year ended
(In U.S. dollar thousands)	December 31, 2004	December 31, 2005	December 31, 2006
Operating expenses:
General and administrative expenses	$—	$—	$(2,581)
Total operating expenses	—	—	(2,581)
Loss from operations	—	—	(2,581)
Equity in earnings of subsidiaries	6,477	24,316	61,499
Net income before income tax	6,477	24,316	58,918
Less: Income tax	—	—	—
Net income	$6,477	$24,316	$58,918

WSP Holdings Limited
Additional information — Financial statement schedule I
Condensed financial information of parent company
Statement of shareholders’ equity and comprehensive income

(In U.S. dollar thousands, except for share and share-related data)	Ordinary shares		Additional paid-in capital	Statutory non- distributable reserves	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity	Comprehensive income
	Shares	Amount
Balance as of January 1, 2004	86,447,932	$9	$5,191	$590	$10,789	$—	$16,579	$—
Net income	—	—	—	—	6,477	—	6,477	6,477
Statutory non-distributable reserves	—	—	—	121	(121)	—	—	—
Balance as of December 31, 2004	86,447,932	$9	$5,191	$711	$17,145	$—	$23,056	$6,477
Capital contributions	32,302,425	3	7,545	—	—	—	7,548	—
Net income	—	—	—	—	24,316	—	24,316	24,316
Statutory non-distributable reserves	—	—	—	1,642	(1,642)	—	—	—
Dividends	—	—	15,000	—	(15,000)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	970	970	970
Balance as of December 31, 2005	118,750,357	$12	$27,736	$2,353	$24,819	$970	$55,890	$25,286
Capital contributions	31,249,643	3	7,299	—	—	—	7,302	—
Net income	—	—	—	—	58,918	—	58,918	58,918
Statutory non-distributable reserves	—	—	—	5,704	(5,704)	—	—	—
Dividends	—	—	—	—	(28,750)	—	(28,750)	—
Foreign currency translation adjustment	—	—	—	—	—	2,790	2,790	2,790
Balance as of December 31, 2006	150,000,000	$15	$35,035	$8,057	$49,283	$3,760	$96,150	$61,708

WSP Holdings Limited
Additional information — Financial statement schedule I
Condensed financial information of parent company
Statement of cash flows

	Year ended
(In U.S. dollar thousands)	December 31, 2004	December 31, 2005	December 31, 2006
Cash flow from operating activities:
Net income	$6,477	$24,316	$58,918
Adjustments to reconcile net income to net cash from operating activities:
Equity in earnings of subsidiaries	(6,477)	(24,316)	(61,499)
Changes in assets and liabilities	—	—	2,581
Cash from operating activities	—	—	—
Change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of the period	—	—	—
Cash and cash equivalents at end of the period	$—	$—	$—

Note to schedule I

1.	Basis for Preparation

The Condensed Financial Information of the Company only has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company has used equity method to account for its investment in its subsidiaries, FSHL, WSP China, WSP Heat Insulation and Jiangsu Fanli.

WSP Holdings Limited
Unaudited condensed consolidated balance sheets
(In U.S. dollar thousands, except for share and share-related data)

	As of December 31, 2006	As of June 30, 2007
Assets
Current assets:
Cash and cash equivalents	$23,505	$32,069
Restricted cash	55,657	91,499
Accounts and bills receivable, net	56,947	110,203
Advances to suppliers	15,684	17,911
Inventories	86,562	128,303
Prepaid expenses and other current assets	1,827	7,097
Amounts due from related parties	7,741	4,201
Deferred income tax assets	796	834
Total current assets	248,719	392,117
Property, plant and equipment, net	153,143	170,867
Intangible assets	231	189
Land use rights	8,865	9,258
Deposit for acquisition of property, plant and equipment	2,211	5,097
Deferred income tax assets	165	9
Total assets	$413,334	$577,537
Liabilities, minority interests and shareholders’ equity
Current liabilities:
Accounts payable	$112,806	$195,970
Advances from customers	5,169	4,802
Amounts due to related parties	9,957	574
Accrued expenses and other current liabilities	23,083	22,848
Income taxes payable	2,489	3,485
Borrowings — due within one year	104,967	135,492
Product warranty	108	246
Guarantee	1,280	1,458
Total current liabilities	259,859	364,875
Borrowings — due after one year	53,300	71,024
Deferred income tax liabilities, non-current	1,212	1,521
Unrecognized tax benefits	—	833
Total liabilities	314,371	438,253
Minority interests	$2,813	$3,431
Shareholders’ equity:
Share capital (Ordinary shares of $0.0001 par value, 500,000,000 shares authorized, 150,000,000 shares issued and outstanding as of December 31, 2006 and June 30, 2007, see Note 16)	15	15
Additional paid-in capital	35,035	35,035
Statutory non-distributable reserves	8,057	11,741
Retained earnings	49,283	82,353
Accumulated other comprehensive income	3,760	6,709
Total shareholders’ equity	96,150	135,853
Total liabilities, minority interests and shareholders’ equity	$413,334	$577,537
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WSP Holdings Limited
Unaudited condensed consolidated statements of operations
(In U.S. dollar thousands, except for share and share-related data)

	Six months ended
	June 30, 2006	June 30, 2007
Net revenues	$168,257	$228,108
Cost of revenues	(129,446)	(168,803)
Gross profit	38,811	59,305
Selling and marketing expenses	(1,700)	(3,083)
General and administrative expenses	(4,138)	(5,932)
Other operating (expenses) income	(246)	1,122
Income from operations	32,727	51,412
Other income (expenses)
Interest income	345	935
Interest expense	(319)	(5,425)
Exchange differences	270	(530)
Income from continuing operations before provision for
income taxes, earnings in equity investments, and minority interests	33,023	46,392
Provision for income taxes	(5,027)	(8,937)
Net income from continuing operations before earnings
in equity investments and minority interests	27,996	37,455
Loss in equity investments	(101)	—
Minority interests	8	(618)
Net income from continuing operations	27,903	36,837
Discontinued operations:
Income from discontinued operations, net of tax	208	—
Minority interests in discontinued operations	(102)	—
Net income on discontinued operations	106	—
Net income	$28,009	$36,837
Earnings per share
Basic	$0.20	$0.25
Diluted	$0.20	$0.25
Weighted average ordinary shares used in
computation of earnings per share:
Basic	141,898,503	150,000,000
Diluted	141,898,503	150,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WSP Holdings Limited
Unaudited condensed consolidated statements of shareholders’ equity for the six months ended June 30, 2007 and comprehensive income for the six months ended June 30, 2006 and 2007
(In U.S. dollar thousands, except for share and share-related data)

	Ordinary shares		Additional paid-in capital	Statutory non- distributable reserves	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity	Comprehensive income
	Shares	Amount
Balance as of January 1, 2007	150,000,000	$15	$35,035	$8,057	$49,283	$3,760	$96,150
Cumulative effect of the adoption of FIN No. 48 on January 1, 2007 (Note 2)	—	—	—	—	(83)	—	(83)
Net income	—	—	—	—	36,837	—	36,837	36,837
Statutory non-distributable reserves	—	—	—	3,684	(3,684)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	2,949	2,949	2,949
Balance as of June 30, 2007	150,000,000	$15	$35,035	$11,741	$82,353	$6,709	$135,853	$39,786
Net income for the six months
ended June 30, 2006								28,009
Foreign currency translation adjustment for the six months ended June 30, 2006								769
Total								$28,778

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WSP Holdings Limited
Unaudited condensed consolidated
statements of cash flows
(In U.S. dollar thousands, except for share and share-related data)

	Six months ended
	June 30, 2006	June 30, 2007
Cash flows from operating activities:
Net income	$28,009	$36,837
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests in continuing operations	(8)	618
Minority interests in discontinued operations	102	—
Depreciation of property, plant and equipment	1,765	7,902
Amortization of land use rights	81	98
Amortization of acquired intangible assets	26	42
Inventory provision	—	729
Allowance for doubtful accounts	7	97
Guarantee provision, net	726	178
Product warranty provided	47	265
Loss on disposal of property and equipment	—	1
Loss in equity investments	101	—
Changes in assets and liabilities:
Accounts and bills receivable	(41,246)	(51,109)
Advances to suppliers	(8,429)	(2,227)
Amounts due from related parties	(2,952)	3,540
Inventories	(7,091)	(42,470)
Prepaid expenses and other current assets	(5,034)	(5,270)
Accounts payable	37,310	83,164
Amounts due to related parties	227	(8)
Advances from customers	(1,367)	(367)
Deferred income taxes	297	427
Income taxes payable	1,751	996
Other payables and accrued expenses	(2,353)	1,400
Product warranty	—	(127)
Proceeds from disposal of trading securities	62	—
Purchase of trading securities	(62)	—
Unrecognized tax benefits	—	750
Net cash provided by operating activities	1,969	35,466
Cash flows from investing activities:
Increase in restricted cash	(13,732)	(35,842)
Purchase of subsidiary, net of cash and cash equivalent acquired	873	—
Purchase of property, plant and equipment	(28,824)	(30,150)
Proceeds from disposal of property, plant and equipment	—	2
Purchase of land use rights	—	(491)
Net cash used in investing activities	(41,683)	(66,481)

WSP Holdings Limited
Unaudited condensed consolidated
statements of cash flows — continued
(In U.S. dollar thousands, except for share and share-related data)

	Six months ended
	June 30, 2006	June 30, 2007
Cash flows from financing activities:
Contribution from investors	7,252	—
Contribution from minority investors in subsidiaries	1,160	—
Dividends paid	(6,250)	(9,375)
Proceeds from short-term loans	90,912	221,288
Proceeds from long-term loans	9,060	52,524
Repayment to related parties	(404)	—
Repayment of capital lease obligation	(13)	—
Repayment of short-term loans	(64,912)	(190,763)
Repayment of long-term loans	—	(34,800)
Net cash provided by financing activities	36,805	38,874
Effect of foreign exchange rate changes	311	705
Net (decrease) increase in cash and cash equivalents	(2,598)	8,564
Cash and cash equivalents at beginning of period	10,475	23,505
Cash and cash equivalents at end of period	$7,877	$32,069
Supplemental cash flow information:
Acquisition of subsidiary:
Cash consideration	$4,366	$—
Assets acquired (including cash and cash equivalent of $5,239)	17,809	—
Liabilities assumed	(11,374)	—
Minority interests	(2,069)	—
	$4,366	—
Interest paid	$2,498	$5,456
Income taxes paid	$3,026	$6,736

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WSP Holdings Limited
Notes to unaudited condensed consolidated financial
statements
(In U.S. dollar thousands, except for share and share-related data)

1.    Basis of preparation

The accompanying unaudited condensed consolidated financial statements include the financial information of WSP Holdings Limited (‘‘WSP Holdings’’) and its subsidiaries (collectively ‘‘the Company’’) for the six months ended June 30, 2006 and 2007. The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and the accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’) for interim financial reporting. The results of operations for the six months ended June 30, 2006 and 2007 are not necessarily indicative of the results for the full year. The Company believes that the disclosures are adequate to make the information presented not misleading.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and financial notes thereto included in the Company’s audited consolidated financial statements for each of the three years ended December 31, 2006. In opinion of the management of the Company, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2006 presented in the unaudited condensed consolidated financial statements is derived from the Company’s audited consolidated financial statements as of December 31, 2006.

2.    Accounting policies

The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the presentation of the Company’s consolidated financial statements for the each of three years ended December 31, 2006 except for the additional accounting policy relating to Interpretation (‘‘FIN’’) No. 48 ‘‘Accounting for Uncertainty in Income Taxes-an interpretation of Statement of Financial Accounting Standard (‘‘SFAS’’) No. 109’’ issued by the Financial Accounting Standard Board (‘‘FASB’’).

In July 2006, the FASB issued FIN No. 48 which clarifies the accounting for uncertainty in income taxes recognized in any entity’s financial statements in accordance with FASB Statement No. 109, ‘‘Accounting for Income Taxes’’ and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN No. 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Additionally, FIN No. 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006.

WSP Holdings Limited
Notes to unaudited condensed consolidated financial
statements — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	Accounting policies — continued

The Company adopted the provisions of FIN No. 48 on January 1, 2007. The total amount of unrecognized tax benefits as of the date of adoption was $83. As a result of the adoption of FIN No. 48, there is a cumulative adjustment to reduce the Company’s retained earnings on January 1, 2007 by $83, with a corresponding adjustment to the liability for uncertain tax positions. In addition, the Company classified these unrecognized tax benefits as non-current because payment of cash is not anticipated within one year of the balance sheet date. These unrecognized tax benefits on January 1, 2007, if recognized, would affect the effective tax rate. The Company classifies interest and penalties, if any, as component of its income tax provision. The Company’s various tax years starting from 1999 to 2007 are remaining open in various taxing jurisdictions.

3.	Recently issued accounting pronouncements

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115.’’ SFAS No. 159 provides companies with an irrevocable option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is in the process of assessing the potential impact the adoption of SFAS No. 159 may have on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements’’ which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of assessing the potential impact the adoption of SFAS No. 157 may have on its financial position or results of operation.

WSP Holdings Limited
Notes to unaudited condensed consolidated financial
statements — continued
(In U.S. dollar thousands, except for share and share-related data)

4.	Acquisition of Jiangsu Fanli Pipe Co., Ltd.

On April 28, 2006, Wuxi Seamless Oil Pipes Company Limited (‘‘WSP China’’) acquired a 70% equity interest of Jiangsu Fanli Pipe Co., Ltd. by way of injection of additional capital of $4,366 in cash. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at 70% of fair market value and 30% of historical value at the date of acquisition. The purchase price was allocated as follows:

Tangible assets acquired (including cash and cash equivalents of $5,239)	$17,549
Intangible assets:
Customer relationship	259
Backlog	1
Sub-total	260
Liabilities assumed (including deferred income tax liabilities of $42)	(11,374)
Minority interests	(2,069)
Total	$4,366

The tangible and intangible assets valuation for the acquisition described above was based on a valuation analysis provided by American Appraisal China Limited, a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected cash flows and replacement costs.

5.	Restricted cash

Restricted cash mainly represents bank deposits used to pledge the bills payable. The cash in such accounts is normally restricted for use over three months.

6.	Accounts and bills receivable, net

Accounts receivable, net, consist of the following:

	As of December 31, 2006	As of June 30, 2007
Accounts receivable	$49,581	$96,377
Less: allowance for doubtful accounts	(537)	(412)
	49,044	95,965
Bills receivable	—	710
Bills receivable endorsed to suppliers with recourse	7,903	13,528
	7,903	14,238
	$56,947	$110,203

WSP Holdings Limited
Notes to unaudited condensed consolidated financial
statements — continued
(In U.S. dollar thousands, except for share and share-related data)

6.	Accounts and bills receivable, net — continued

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the period	Charge to expense	Written-off	Balance at end of the period
Six months ended
June 30, 2006	$937	$7	$—	$944
June 30, 2007	$537	$97	$(222)	$412

All bills receivable are derived from the sale under the normal course of operation. No allowance was provided against bills receivable secured by issuing banks.

7.    Inventories

Inventories consist of the following:

	As of December 31, 2006	As of June 30, 2007
Raw materials	$51,226	$76,576
Work in progress	10,411	14,915
Finished goods	25,061	37,654
	86,698	129,145
Less: write-down of inventory value	(136)	(842)
	$86,562	$128,303

The raw materials and finished goods held by the third parties are $4,293 and $9,336 as of June 30, 2007, respectively.

Movement of inventory provision is listed as follows:

	Balance at beginning of the period	Charge to expense	Written-off	Balance at end of the period
Six months ended
June 30, 2006	$65	$—	$—	$65
June 30, 2007	$136	$729	$(23)	$842

WSP Holdings Limited
Notes to unaudited condensed consolidated financial
statements — continued
(In U.S. dollar thousands, except for share and share-related data)

8.    Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31, 2006	As of June 30, 2007
Value-added taxes refundable	$1,268	$2,752
Advances to staff	53	266
Other current assets	506	4,079
	$1,827	$7,097

9.    Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	As of December 31, 2006	As of June 30, 2007
Construction in progress	$12,750	$15,822
Buildings	40,305	40,572
Equipment, furniture and fixtures	3,153	3,927
Plant and machinery	104,666	125,180
Motor vehicles	2,580	2,928
Computer equipment and software	386	1,037
	163,840	189,466
Less: accumulated depreciation	(10,697)	(18,599)
	$153,143	$170,867

For the six months ended June 30, 2006 and 2007, depreciation expense was $1,765 and $7,902, respectively.

The Company is in the process of obtaining the title deeds of land and buildings at carrying amount of $229 as of June 30, 2007.

The carrying amount of property, plant and equipment pledged by the Company to secure banking facilities granted to the subsidiaries at respective balance sheet dates is as follows:

	As of December 31, 2006	As of June 30, 2007
Construction in progress	$1,497	$1,535
Buildings	25,010	2,118
Plant and machinery	4,877	5,199
Equipment, furniture and fixtures	603	609
	$31,987	$9,461

WSP Holdings Limited
Notes to unaudited condensed consolidated
financial statements — continued

(In U.S. dollar thousands, except for share and share-related data)

10.    Intangible assets, net

Intangible assets, net consist of the following:

	As of December 31, 2006	As of June 30, 2007
Costs:
Customer relationship	$259	$259
Backlog	1	1
	260	260
Accumulated amortization:
Customer relationship	(28)	(70)
Backlog	(1)	(1)
	$231	$189

For the six months ended June 30, 2006 and 2007, amortization expense was $26 and $42, respectively. The Company expects to record amortization expense of $23, $38, $38, $38, $38 and $14 for the six months ending December 31, 2007 and for 2008, 2009, 2010, 2011 and 2012 and thereafter, respectively.

11.    Land use rights

The amount represents the land use rights situated in the People’s Republic of China (‘‘PRC’’) for a period of 50 years.

For the six months ended June 30, 2006 and 2007, amortization expense was $81 and $98, respectively. The Company expects to record amortization expense of $90, $195, $195, $195, $195 and $8,388 for the six months ending December 31, 2007 and for 2008, 2009, 2010, 2011 and 2012 and thereafter, respectively.

At each balance sheet date, certain land use rights were pledged to secure banking facilities granted to the subsidiaries. The carrying amount of land use rights pledged at respective balance sheet dates is as follows:

	As of December 31, 2006	As of June 30, 2007
Land use rights	$8,510	$638

WSP Holdings Limited
Notes to unaudited condensed consolidated
financial statements — continued

(In U.S. dollar thousands, except for share and share-related data)

12.    Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2006	As of June 30, 2007
Payable for the acquisition of property, plant and equipment	$17,788	$16,153
Payable for listing expense	2,180	1,163
Accrued salary and welfare	1,275	537
Other taxes payable	365	38
Interest accrued	231	601
Others	1,244	4,356
	$23,083	$22,848

13.    Borrowings

	As of December 31, 2006	As of June 30, 2007
Bank loans	$104,967	$188,016
Long-term loans from UMW ACE (L) Ltd.
(‘‘UMW ACE’’), company controlled by one of the Company’s principal shareholders	53,300	18,500
	158,267	206,516
Less: amount due for settlement within 12 months
(shown under current liabilities)	(104,967)	(135,492)
Amount due for settlement after 12 months	$53,300	$71,024

Loan type	As of December 31, 2006	As of June 30, 2007
Secured Loans	$59,966	$13,490
Loans guaranteed by companies controlled by Mr. Longhua Piao (‘‘Mr. Piao’’), person controlling one of the Company’s principal shareholders	3,131	—
Loans guaranteed by third parties	31,113	—
Unsecured Loans	64,057	193,026
	$158,267	$206,516

WSP Holdings Limited
Notes to unaudited condensed consolidated
financial statements — continued

(In U.S. dollar thousands, except for share and share-related data)

13.    Borrowings  — continued

Bank loans

During the six months ended June 30, 2007, the Company entered several long-term bank loan agreements with Agricultural Bank of China of an aggregated amount of $52,524 to re-finance part of the long-term loans from UMW ACE. The long-term bank loans are unsecured and repayable in June 2009, and bear a floating interest rate at the benchmark interest rate for loans of the same maturity announced by the People’s Bank of China less 10% per annum, which initially was 6.075% per annum.

The Company’s short-term bank loans bear interest rates ranging from 4.5% to 7.0% per annum.

Long-term loans from UMW ACE

The Company entered in several long-term loan agreements with UMW ACE in order to facilitate its business expansion. According to the terms of the agreements, it was mutually agreed to use Singapore Interbank Offered Rate plus 2% per annum as the interest rate for the loans.

Future maturities of long-term debts as of June 30, 2007:

As of June 30, 2007
Year ending December 31:
2009	4,140
2010	14,360
$18,500

For the six months ended June 30, 2006 and 2007, interest cost capitalized was $1,687 and $401, respectively.

14.    Product warranty

The Company sells the majority of its products to customers along with unconditional repair or replacement warranties for a 12 month period from the date of purchase. The Company determines its estimated liability for warranty claims based on the Company’s experience of the amount of claims actually made. It is reasonably possible that the Company’s estimate of the accrued product warranty claims will change in the near term. Estimated costs for product warranties are recognized at the time revenue is recognized.

The following is a reconciliation of the changes in the Company’s aggregate product warranty liability:

	Six months ended
	June 30, 2006	June 30, 2007
Beginning balance	$6	$108
Warranty provided	47	265
Warranty costs incurred	—	(127)
Ending balance	$53	$246

WSP Holdings Limited
Notes to unaudited condensed consolidated
financial statements — continued

(In U.S. dollar thousands, except for share and share-related data)

15.    Guarantee

The Company has entered into agreements that contain features which meet the definition of a guarantee under FIN No. 45 ‘‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of others.’’ Under FIN No. 45, a guarantor is required, with certain exceptions, to recognize at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee.

From time to time, the Company guarantees the debt of certain enterprises. These debt agreements require the Company to make debt payments throughout the term of the related debt instrument if the customer or the related party fails to make scheduled debt payments. The Company through its subsidiaries, made guarantees to commercial banks for various parties continually during the periods presented, including guarantees for short-term loans from commercial banks with maturity period of 3 months to 1 year. Guaranteed parties include the Company’s related parties, vendors, processors, and other unrelated parties, who have no trading relationship with the Company. The guaranteed balances of outstanding debt arrangements were $7,748 as of June 30, 2007.

The movement of the guarantee provided under FIN No. 45 is as follows:

	Six months ended
	June 30, 2006	June 30, 2007
Beginning balance	$541	$1,280
Provided at inception	1,087	—
Released at expiration or settlement	(361)	(1,180)
Ending balance	$1,267	$100

In addition, in respect of a guarantee the Company provided for a bank loan made by Bank of Communications to Huayuan Jiangsu, a third party, the Company has made an aggregated amount of provision of $1,358 as of June 30, 2007 for the guarantee and related interest. See Note 25 (4).

16.    Share capital

WSP Holdings has one class of ordinary shares.

On November 16, 2006, WSP Holdings issued 1,000 shares for par value of HK$0.01 on inception. On December 1, 2006, in connection with a legal reorganization, WSP Holdings issued 1,000 shares on a pro-rata basis to the shareholders of WSP Holdings. The Company has accounted for the issuance of shares in connection with this reorganization as a legal reorganization of entities under common control in a manner similar to the polling-of-interests.

On August 23, 2007, WSP Holdings increased its authorized share capital by 500,000,000 ordinary shares of a par value of $0.0001 each, issued 150,000,000 shares to shareholders. On the same

WSP Holdings Limited
Notes to unaudited condensed consolidated
financial statements — continued

(In U.S. dollar thousands, except for share and share-related data)

16.    Share capital  — continued

day, WSP Holdings repurchased 2,000 existing issued shares of HK$0.01 each from shareholders, and then cancelled the authorized but unissued share capital of 38,000,000 shares of HK$0.01 each.

Share and earnings per of share data for all periods presented prior to the change in capital structure have been retrospectively restated as if the change in capital structure and resulting ordinary shares had historically been authorized, issued and outstanding in the periods of WSP Holdings presented.

17.    Segmental and geographic information and revenue analysis

The Company operates in a single operating segment that includes the manufacture and distribution of oil pipes and related products. The Company’s chief operating decision maker is the Chief Executive Officer. The following tables summarize the Company’s revenues from continuing operations in different geographic locations:

	Six months ended
Continuing Operations	June 30, 2006	June 30, 2007
Revenues
PRC	$102,136	$87,037
Elsewhere in Asia
Malaysia	22,972	3,277
Korea	2,594	12,772
Singapore	1,765	16,112
Others	17,311	26,587
Subtotal	44,642	58,748
North America
Canada	4,451	1,300
United States of America	13,477	67,705
Subtotal	17,928	69,005
Others	3,551	13,318
Total	$168,257	$228,108

All of the Company’s long-lived assets are located in the PRC.

The net revenues consist of the following products:

	Six months ended
	June 30, 2006	June 30, 2007
API products	$141,611	$146,460
Non-API products	14,521	65,792
Other products	12,125	15,856
Total	$168,257	$228,108

WSP Holdings Limited
Notes to unaudited condensed consolidated
financial statements — continued

(In U.S. dollar thousands, except for share and share-related data)

17.    Segmental and geographic information and revenue analysis  — continued

Note: API means the primary international standards for manufacturing Oil Country Tubular Goods (‘‘OCTG’’) including casing, tubing, drilling pipes and line pipes, established by the American Petroleum Institute. API products are defined as standard products. Non-API products are defined as non-standard products with unique qualifications which are developed to meet special needs, such as improved strength, higher corrosion resistance, improved sealing and premium connectors, among others. Non-API products may include premium connections and/or high chromium and high nickel bearing products.

Others include green pipes which are semi-finished pipes that can be further processed into end-products.

18.    Income taxes

WSP Holdings is a tax-exempted company incorporated in the Cayman Islands. WSP China and its subsidiaries (the ‘‘PRC entities’’) were registered in the PRC and are subject to the PRC Foreign Enterprise Income Tax (‘‘FEIT’’) or the Enterprise Income Tax (‘‘EIT’’) on the taxable income in accordance with the relevant PRC income tax laws, applicable to foreign invested enterprises or domestically owned enterprises. Other subsidiaries of the Company remain tax-exempted in the place of incorporation or do not report profit for the six months ended June 30, 2007.

The applicable tax rate of the FEIT or EIT to the PRC entities is 33% (30% of state income tax plus 3% local income tax).

WSP China is a foreign invested enterprise and certified as a ‘‘high and new-technology enterprise’’ located in a high-tech zone in Wuxi, Jiangsu province. As a result, it is entitled to a reduced income tax rate at 15%. Additionally, as a foreign invested manufacturing enterprise, it is entitled to the five-year tax holiday, i.e. two years exemption followed by three years at half of the applicable tax rate, starting from the first cumulatively profitable year. WSP China started its first profit making year in 2000 after absorbing all prior year unexpired losses. Its was therefore exempted from income tax in 2000 and 2001, and taxed at 7.5% for the subsequent three years from 2002 through 2004, followed by a 15% income tax rate thereafter under the current law.

Hailong Drill Pipe (Wuxi) Co., Ltd. (‘‘Hailong Drill Pipe’’) is a foreign invested enterprise engaging in manufacturing activities and is subject to a reduced income tax rate of 24% based on its location in a designated coastal area. It is also entitled to the five year tax holiday, and 2006 was its first profit making year after absorbing all prior year unexpired losses. It is therefore exempted from income tax in 2006 and 2007, and taxed at 12% for the subsequent three years from 2008 through 2010 under the current law.

Other PRC entities are subject to the 33% EIT rate.

In the fourth quarter of 2006, the Company moved a part of WSP China’s operations outside of the Wuxi National High-Tech Industrial Development Zone. The Company is currently registering the new facilities with the local authorities as a local branch. Although WSP China has not been required by the local tax bureau to pay a FEIT tax rate of more than 15% for the income

WSP Holdings Limited
Notes to unaudited condensed consolidated
financial statements — continued

(In U.S. dollar thousands, except for share and share-related data)

18.    Income taxes  — continued

generated from the new facilities, the new facilities may not be entitled to the preferential FEIT rate of 15%. As a result, the new facilities may be subject to the non-preferential FEIT rate which is currently 27% for enterprises located in certain coastal regions. The Company has applied 27% in calculating the tax liabilities related to the new facilities’ operations. The rate difference between the 27% and the 15% is reflected as a cumulative adjustment of $83 for unrecognized tax benefits under FIN No. 48 which the Company adopted from January 1, 2007.

On March 16, 2007, the National People’s Congress passed a new enterprise income tax law, which will take effect beginning January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. According to the new tax law, entities that qualify as high and new technology companies supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. The Company’s main operating entity, WSP China, may continue to qualify as a ‘‘high and new technology enterprise’’ under the new law, if so, it may continue to enjoy a reduced income tax rate at 15%. Otherwise, its income tax rate will gradually increase from the current 15% to the uniform tax rate of 25% from 2008 to 2012. As the definitions of a ‘‘high and new technology enterprise’’ under the new law have not been published yet, it is uncertain whether WSP China may continue to enjoy the reduced tax rate going forward. In the computation of the deferred balances as of June 30, 2007, the Company uses the new statutory rates of 25% or, where applicable, the gradual increase in rates under the transition rules, for the PRC entities.

Due to the changes in the new tax law in March 2007, the Company’s deferred tax balances were calculated based on the newly enacted tax rate to be effective January 1, 2008. The impact on the deferred taxes resulting from the rate change is an adjustment to the deferred tax movements for the six-month period of $347, representing an increase in deferred tax expense.

The provision for income taxes consists of the following:

	Six months ended
	June 30, 2006	June 30, 2007
Current tax	$4,714	$7,665
Increase in FIN No. 48 unrecognized tax benefit balance	—	750
Deferred tax	313	522
	$5,027	$8,937

WSP Holdings Limited
Notes to unaudited condensed consolidated
financial statements — continued

(In U.S. dollar thousands, except for share and share-related data)

18.    Income taxes  — continued

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31, 2006	As of June 30, 2007
Current deferred income tax assets
Allowance for doubtful accounts	$588	$667
Product warranty provision	16	4
Provision on guarantee	192	25
Inventory provision	—	138
Total current deferred income taxes	796	834
Non-current deferred income tax assets
Pre-operating expenses	26	20
Net operating loss carry-forward	—	30
Property, plant and equipment	139	—
Total non-current deferred income tax assets	165	50
Valuation allowance	—	(41)
Total non-current deferred income tax assets, net	165	9
Total deferred income tax assets	961	843
Non-current deferred income tax liabilities Property, plant and equipment	1,170	1,483
Intangible assets	42	38
Total non-current deferred income tax liabilities and total deferred income tax liabilities	$1,212	$1,521

If the exemptions and reliefs granted to the Company were not available, the provision for income taxes and earnings per share amounts would be as follows:

	Six months ended
	June 30, 2006	June 30, 2007
Provision for income taxes	$10,971	$17,288
Basic and diluted income per share	$0.16	$0.19

WSP Holdings Limited
Notes to unaudited condensed consolidated financial
statements — continued

(In U.S. dollar thousands, except for share and share-related data)

19.    Discontinued operations

In September 2006, the Company disposed of its 51% subsidiary, Hailong Drill Pipe for a cash consideration of $2,088 to a company controlled by an ex-director.

Summarized results from the discontinued operations included in the Company’s unaudited condensed consolidated statements of operations are as follows:

Six months ended June 30, 2006
Revenues	$2,567
Income before provision of income taxes from discontinued operations	208
Provision for income taxes	—
Net income from discontinued operations, net of tax	$208

20.    Dividends

On June 3, 2006, WSP China declared a payment of approximately $6,250 dividend to its equity interest holders. The dividend was paid on various dates between June 12, 2006 through October 23, 2006.

21.    Earnings per share

The calculation of the earnings per share is as follows:

	Six months ended
	June 30, 2006	June 30, 2007
Income attributable to holders of ordinary shares (numerator)	$28,009	$36,837
Weighted average ordinary shares outstanding used in
computing net income per share (denominator)	141,898,503	150,000,000
Net income per share
Basic	$0.20	$0.25
Diluted	$0.20	$0.25

There was no dilutive security in issue for all the periods presented.

WSP Holdings Limited
Notes to unaudited condensed consolidated financial
statements — continued

(In U.S. dollar thousands, except for share and share-related data)

22.    Related party balances and transactions

Save as disclosed elsewhere in the financial statements, significant balances and transactions with related parties are as follows:

a.    Amounts due from related parties

Name of related party	As of December 31, 2006	As of June 30, 2007
WSP Canada Ltd., company controlled by Mr. Piao	$440	$100
Eastar Industries Inc, company controlled by Mr. Piao	7,131	3,564
Huang Cheng, minority investor of subsidiary	33	—
UMW ACE, company controlled by one of the Company’s principal shareholders	137	537
	$7,741	$4,201

b.    Amounts due to related parties

Name of related party	As of December 31, 2006	As of June 30, 2007
Wuxi Huayi Investment Company Limited (‘‘Wuxi Huayi’’), company controlled by Mr. Piao	$4,707	$—
Wuxi Quanhua Material Co., Ltd. (‘‘WXQH’’), company controlled by Mr. Piao’s family	—	561
UMW ACE	4,898	—
UMW Oilfield International Trading (Labuan) Ltd., affiliate of UMW ACE	352	10
Xuyu Aihua Oil Pipe Anticorrosive Product Co., Ltd., (‘‘Xuyu Aihua‘‘) Company, controlled by Mr. Piao’s family	—	3
	$9,957	$574

c.    Transactions with related parties are as follows:

(a)	Sales of goods

	Six months ended
Name of related party	June 30, 2006	June 30, 2007
UMW Oilfield International Trading (Labuan) Ltd.	$7,862	$2,405
Wuxi Longhua Steel Pipes Company Limited (‘‘WXLH’’), company controlled by Mr. Piao	1,984	—
Wuxi Huayi	165	—
Eastar Industries Inc.	$1,935	$376

WSP Holdings Limited
Notes to unaudited condensed consolidated financial
statements — continued

(In U.S. dollar thousands, except for share and share-related data)

22.    Related party balances and transactions — continued

(b)	Purchase of goods

	Six months ended
Name of related party	June 30, 2006	June 30, 2007
Wuxi Aihua Chemical Co., Ltd. (‘‘Wuxi Aihua’’), company controlled by Mr. Piao’s family	$206	$690
WXLH	6,194	—
Wuxi Huayi	1,182	—
WXQH	—	13
Xuyu Aihua	$—	$846

(c)	Transportation charges

	Six months ended
Name of related party	June 30, 2006	June 30, 2007
WXQH	$611	$1,100

WXQH provided certain delivery services to the Company.

(d)	Rental of premises

	Six months ended
Name of related party	June 30, 2006	June 30, 2007
Wuxi Aihua	$—	$19
WXLH	—	111

The Company leased certain areas for production use from WXLH.

Interest paid

	Six months ended
Name of related party	June 30, 2006	June 30, 2007
UMW ACE	$1,798	$1,024

The interest expenses were charged in connection with a shareholder’s loan (see Note 13).

WSP Holdings Limited
Notes to unaudited condensed consolidated financial
statements — continued

(In U.S. dollar thousands, except for share and share-related data)

23.    Contingency and commitment

(a)	Contingency

Wuxi Seamless Steel Tube Co., Ltd., or WSST, brought a lawsuit against WSP China before the Wuxi Intermediate People’s Court in May 2007, claiming that WSP China had infringed upon its trade name WSST and demanded that WSP China stop using the word ‘‘Seamless’’ in Chinese and English. Although WSST agreed in writing on October 28, 1999 to permit WSP China to use the word ‘‘Seamless’’ and WSP China had duly registered its name containing ‘‘Seamless’’ with the appropriate government authorities, WSST claimed that such agreement was conditional on WSST’s shareholder Jiangsu Xi Gang Group Co., Ltd., or Xi Gang Group, maintaining an ownership interest in WSP China. Xi Gang Group is no longer a shareholder of WSP China. The Company believes that WSST’s claim is without merit and intends to contest the claim vigorously.

(b)	Capital commitment

As of June 30, 2007, commitment for acquisition of property, plant and equipment was $14,590.

(c)	Office premises operating lease commitment

As of June 30, 2007, future minimum lease commitments under the non-cancelable lease of the office premises were $119, $163, $13 and $13 in the six months ending December 31, 2007 and for 2008, 2009 and 2010, respectively.

24.    Mainland China contribution plan

Full time employees of the Company in the PRC participate in a government mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were $396 and $956 for the six months ended June 30, 2006 and 2007, respectively.

WSP Holdings Limited
Notes to unaudited condensed consolidated financial
statements — continued

(In U.S. dollar thousands, except for share and share-related data)

25.    Subsequent events

(1)	On August 4, 2007, the Company signed an agreement to sell all of its equity interest in WSP Heat Insulation, a subsidiary of the Company, for a cash consideration of $670, resulting in a gain of $154. The transaction was completed on August 31, 2007.

(2)	On August 13, 2007, the Canada Border Service Agency (‘‘CBSA’’) initiated an investigation on the alleged dumping and subsidizing of certain seamless carbon and alloy steel oil and gas well casings from China after receiving a complaint from TenarisAlgomaTubes Inc., a Canadian manufacturer of these goods. The Company was named as one of the 30 exporters of the goods from China subject to the investigation. The Canadian International Trade Tribunal (‘‘CITT’’) has conducted a preliminary inquiry and determined, on October 12, 2007, that the evidence disclosed a reasonable indication that the alleged dumping and subsidizing of the goods has caused or is threatening to cause injury to the Canadian industry. On November 9, 2007, the CBSA made its preliminary determination that exports of carbon and alloy steel seamless oil and gas well casings were being dumped and were subsidized. These preliminary findings resulted in the imposition of a 44% preliminary duty on our products imported into Canada which will adversely affect our sales in Canada. These preliminary findings also lead to final investigations being initiated by each body in which additional data will be gathered, information will be verified and the injury portion will be subject to a full adversarial hearing on the merits of the case. The final determinations are expected in March 2008. The Company and other exporters are contesting these findings. Should the CITT and CBSA make final determinations in favor of the complainant and impose definitive anti-dumping and countervailing duties on the subject goods, the Company’s sales in Canada of these goods may suffer and the Company’s export business to Canada may be materially and adversely affected. In 2006 and for the six months ended June 30, 2007, products exported to Canada accounted for 4.1% and 0.6% of the Company’s net revenues, respectively. The Company has not accrued any provision in respect with the action either in respect of penalties or costs. The Company understands that in the preliminary determination of November 9, 2007 by the CBSA, the CBSA’s determination will apply anti-dumping and countervailing duties only to products that are imported into Canada after that date and products that were cleared through Canadian customs before November 9, 2007 would not be affected.

(3)	On August 24, 2007, the Board of Directors adopted the 2007 share incentive plan (the ‘‘2007 Option Plan’’) and awarded options to the Company’s directors, officers and employees to purchase an aggregate of 5,206,000 ordinary shares of WSP Holdings (‘‘the options’’), at an exercise price of $4.00 per share.

The Company has determined, with assistance of American Appraisal China Limited, that the fair value of the option as of the date of grant at August 24, 2007 was $0.83 per option. Assuming no forfeiture of the grant, the fair value of the options granted amounts to $4,320, which is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions and will be recognized as compensation expense over the vesting period of 2 years using graded-vesting attribution method:

WSP Holdings Limited
Notes to unaudited condensed consolidated financial
statements — continued

(In U.S. dollar thousands, except for share and share-related data)

25.    Subsequent events — continued

The option granted at August 24, 2007
Fair value of underlying ordinary shares per share	$3.81
Risk-free interest rate	4.31%
Expected term	3 years
Expected dividend yield	4.38%
Expected volatility	39.4%

(a)	Volatility

Expected volatility is estimated based on daily stock price of comparable company for a period with length commensurate to expected term.

(b)	Risk-free rate

Risk free rate is based on yield of US treasury bill as of valuation date with maturity date same as the qualified initial public offering time.

(c)	Expected term

The expected term is estimated by averaging the expiration period and the vesting term. This is determined in accordance with information on the Staff Accounting Bulletin No. 107 of the Securities and Exchange Commission of the United States.

(d)	Exercise price

The exercise price of the options was determined by WSP Holding’s Board of Directors.

(e)	Fair value of underlying ordinary shares

When estimating the fair value of the ordinary shares on the grant date, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the grant date was determined with the assistance of American Appraisal China Limited.

(4)	The Company was involved in a lawsuit brought by the Bank of Communications, due to a $1,182 guarantee the Company provided for a bank loan made by Bank of Communications to Huayuan Jiangsu. The Company settled the lawsuit in August 2007 and paid on behalf of Huayuan Jiangsu $1,182 plus an interest of $176, for which the Company has made a provision as of June 30, 2007.

(5)	In October 2007, WSP China agreed to acquire a 29% equity interest in Wuxi Bright Wanbang Oil & Gas Anticorrosion Co., Ltd. by investing approximately $950. Upon the completion of the investment, it is intended that the company will be renamed as Wuxi Seamless Anticorrosion Technology Co., Ltd. and will engage in development of anti-corrosion technologies and production and sales of anti-corrosion materials.

25,000,000 American Depositary Shares

Representing 50,000,000 Ordinary Shares

WSP Holdings Limited

Prospectus

JPMorgan

CIBC World Markets

Aseambankers Malaysia Berhad	First Shanghai Securities Limited

        , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the ADSs or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                 , 2007, all dealers that buy, sell or trade in our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement the form of which is filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the ‘‘Securities Act’’) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration ($)	Underwriting Discount and Commission ($)
Expert Master Holdings Limited	November 16, 2006	694 ordinary shares, par value HK$0.01	Transfer of 34,700 shares in FSHL	N/A
UMW China Ventures (L) Ltd.	November 16, 2006	306 ordinary shares, par value HK$0.01	Transfer of 15,200 shares in FSHL	N/A
Expert Master Holdings Limited,	December 1, 2006	694 ordinary shares, par value HK$0.01	Transfer of 694 shares in FSHL	N/A
UMW China Ventures (L) Ltd.	December 1, 2006	306 ordinary shares, par value HK$0.01	Transfer of 306 shares in FSHL	N/A
Expert Master Holdings Limited	August 23, 2007	104,100,000 ordinary shares, par value $0.0001	$10,410	N/A
UMW China Ventures (L) Ltd.	August 23, 2007	45,900,000 ordinary shares, par value $0.0001	$4,590	N/A

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wuxi, Jiangsu Province, People’s Republic of China, on November 23, 2007.

WSP Holdings Limited
By: /s/ Longhua Piao Name: Longhua Piao Title: Chairman

Signature	Title	Date

/s/ Longhua Piao	Chairman and Chief Executive Officer (principal executive officer)	November 23, 2007

Name: Longhua Piao

/s/ Yip Kok Thi	Chief Financial Officer (principal financial officer and principal accounting officer)	November 23, 2007

Name: Yip Kok Thi

/s/ *	Director and Vice Chairman	November 23, 2007

Name: Dato’ Dr. Abdul Halim bin Harun

/s/ *	Director	November 23, 2007

Name: Xizhong Xu

/s/ *	Director	November 23, 2007

Name: Dennis D. Zhu

/s/ *	Director	November 23, 2007

Name: Wai Kit Lau

/s/ *	Director	November 23, 2007

Name: Jing Lu

/s/ *	U.S. Representative	November 23, 2007

Name: Donald J. Puglisi Title: Managing Director, Puglisi & Associates

By:	/s/ Longhua Piao
Longhua Piao Attorney-in-Fact

WSP HOLDINGS LIMITED

EXHIBIT INDEX

Exhibit Number		Description of Document
1	.1*	Form of Underwriting Agreement.
3	.1†	Memorandum and Articles of Association of the Registrant, as currently in effect.
3	.2†	Form of Amended and Restated Memorandum and Articles of Association of the Registrant.
4	.1†	Registrant’s specimen American depositary receipt (included in Exhibit 4.3).
4	.2†	Registrant’s specimen certificate for ordinary shares.
4	.3†	Deposit Agreement, dated as of , 2007, among the Registrant, the depositary and holder of the American depositary receipts.
5	.1†	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered.
8	.1†	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1).
8	.2†	Opinion of Latham & Watkins LLP regarding certain U.S. tax matters.
8	.3†	Opinion of Jingtian & Gongcheng regarding certain PRC tax matters.
10	.1†	2007 Share Incentive Plan.
10	.2†	Form of Indemnification Agreement with the Registrant’s directors or executives.
10	.3†	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant.
10	.4†	Master Agreement, dated October 14, 2004, amended as of February 16, 2005, among UMW ACE (L) Ltd., Wuxi Longhua Steel Pipes Company Limited, King Partner Limited, Wuxi Quanhua Material Co., Ltd., Wuxi Seamless Oil Pipes Company Limited and Longhua Piao.
10	.5†	Equity Transfer Agreement, dated August 18, 2006, between First Space Holdings Limited and Wuxi Huayi Investment Company Limited.
10	.6†	Equity Transfer Agreement, dated August 18, 2006, between UMW ACE (L) Ltd. and First Space Holdings Limited.
10	.7†	Declaration of Trust, dated September 16, 2006, by Expert Master Holdings Limited in favor of UMW China Ventures Ltd.
10	.8†	Deed of termination, dated December 1, 2006, between Expert Master Holdings Limited and UMW China Ventures Ltd.
10	.9†	Share Swap Agreement, dated December 1, 2006, between Expert Master Holdings Limited, UMW China Ventures (L) Ltd. and the Registrant.
10	.10†	Promissory Note, dated December 1, 2006, given by First Space Holdings Limited to UMW ACE (L) Ltd.

Exhibit Number		Description of Document
10	.11†	Deed of Assignment in relation to the Promissory Note, dated December 1, 2006, between UMW ACE (L) Ltd. and UMW China Ventures (L) Ltd.
10	.12†	Deed of Indemnity, dated December 1, 2006, by Expert Master Holdings Limited and UMW China Ventures (L) Ltd. in favor of the Registrant.
10	.13†	Loan Agreement, dated December 1, 2006, between Expert Master Holdings Limited and First Space Holdings Limited.
10	.14†	First Priority Share Mortgage in respect of shares of the Registrant, dated December 1, 2006, amended as of August 23, 2007, among Expert Master Holdings Limited, the Registrant and the Hongkong and Shanghai Banking Corporation Limited.
10	.15†	Share Sale and Purchase Agreement, dated December 1, 2006, among Expert Master Holdings Limited, UMW China Ventures (L) Ltd. and the Registrant.
10	.16†	English translation of Equity Interest Transfer Agreement, dated September 18, 2006, between Wuxi Seamless Oil Pipes Company Limited and Shanghai Hailong Oil Equipments Company Limited.
10	.17†	English translation of Equity Interest Transfer Agreement, dated December 5, 2006, between Wuxi Seamless Oil Pipes Company Limited and Yuehai Zhao regarding disposal of 33.3% equity interest in Daqing Yilangsite Oil Pipe Co., Ltd.
10	.18†	English translation of Long-term Supply Agreement, dated December 5, 2006, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Xuefeng Steel Co., Ltd.
10	.19†	English translation of Framework Agreement, dated January 5, 2007, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Quanhua Material Co., Ltd.
10	.20†	English translation of Framework Agreement, dated January 5, 2007, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Aihua Chemical Company Limited.
10	.21†	English translation of Asset Transfer Agreement, dated January 31, 2007, between Wuxi Seamless Oil Pipes Company Limited and Hailong Drill Pipe (Wuxi) Co., Ltd.
10	.22†	English translation of Factory Building Lease Agreement, dated June 19, 2006, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Longhua Steel Pipes Company Limited.
10	.23†	English translation of Factory Building Lease Agreement, dated September 20, 2006, between Wuxi Seamless Oil Pipes Company Limited and Hailong Drill Pipe (Wuxi) Co., Ltd.
10	.24†	Form of Shareholder’s Loan Agreement between UMW ACE (L) Ltd. and Wuxi Seamless Oil Pipes Company Limited.
10	.25†	English translation of Waiver Letter dated January 25, 2007 regarding RMB 6 million issued by Wuxi Longhua Steel Pipes Company Limited in favor of Wuxi Seamless Oil Pipes Company Limited.

Exhibit Number		Description of Document
10	.26†	English translation of Commitment Letter, dated January 11, 2007, issued by Wuxi Longhua Steel Pipes Company Limited in favor of Wuxi Seamless Oil Pipes Company Limited.
10	.27†	English translation of an Agreement, dated November 1, 2007, between Wuxi Longhua Steel Pipes Company Limited and Wuxi Seamless Oil Pipes Company Limited.
10	.28†	English translation of Land Grant Contract, dated July 12, 2006, between Jiangsu Xuyi Bureau of Land and Resources and Jiangsu Fanli Pipe Co., Ltd.
10	.29†	English translation of Land Grant Contract, dated December 31, 2006, between Jiangsu Xuyi Bureau of Land and Resources and Jiangsu Fanli Pipe Co., Ltd.
10	.30†	Joint Venture Contract, as amended on August 20, 2005, between Wuxi Huayi Investment Company Limited and UMW ACE (L) Ltd.
10	.31†	Termination Agreement for the Joint Venture Contract and Articles of Association of Wuxi Seamless Oil Pipes Company Limited, dated August 18, 2006, between Wuxi Huayi Investment Company Limited and UMW ACE (L) Ltd.
10	.32†	English translation of Certificate, dated October 28, 1999, issued by Wuxi Seamless Steel Tube Co., Ltd.
10	.33†	English translation of Purchase and Sale Contract for Industrial Goods, dated October 12, 2005, between Wuxi Seamless Oil Pipes Company Limited and Taiyuan Tongze Equipment Co., Ltd.
10	.34†	English translation of form of Loan Contract between Wuxi Seamless Oil Pipes Company Limited and Agricultural Bank of China.
10	.35†	Registration Rights Agreement dated October 17, 2007 between WSP Holdings Limited, Expert Master Holdings Limited and Actis China Investment Holdings No.9 Limited, Evolution Master Fund Ltd. SPC, Segregated Portfolio M, CQS Convertible and Quantitative Strategies Master Fund Limited, CQS Asia Master Fund Limited and J.P. Morgan Securities Ltd.
10	.36†	Investors Rights Agreement dated October 17, 2007 between WSP Holdings Limited, Expert Master Holdings Limited, Mr. Piao and Actis China Investment Holdings No.9 Limited, Evolution Master Fund Ltd. SPC, Segregated Portfolio M, CQS Convertible and Quantitative Strategies Master Fund Limited and CQS Asia Master Fund Limited.
10	.37†	English translation of Shareholders Agreement, dated August 4, 2007, between Wuxi Seamless Oil Pipes Company Limited and Changlin Zhu.
10	.38†	English translation of Agreement for Assignment of Creditor’s Rights, dated December 10, 2005, among Wuxi Seamless Oil Pipes Company Limited, Wuxi Longhua Steel Pipes Company Limited and Tangshan Huayi Steel Co., Ltd.
21	.1†	Subsidiaries of the Registrant.
23.1		Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.
23	.2†	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).

Exhibit Number		Description of Document
23	.3†	Consent of Jingtian & Gongcheng.
23	.4†	Consent of American Appraisal China Limited.
23	.5†	Consent of Preston Publishing Company.
24	.1†	Powers of Attorney (included on signature page).
99	.1†	Code of Business Conduct and Ethics of the Registrant.
*	To be filed by amendment.
†	Filed previously.